Form 10-K405, Exhibit 13
period 1997-12-28
PERSONNEL GROUP OF AMERICA INC
filed 1998-03-30
CIK 948850

SELECTED FINANCIAL DATA
(in thousands, except per share data)

                                            Years Ended December
                              1997       1996       1995       1994       1993
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Revenues                    $475,620   $243,608   $143,243   $125,822   $107,386

Operating income              37,751     15,454      7,771      4,950      3,906

Net income from continuing
  operations                  17,790      8,304      4,330      2,769      2,190

Net income                  $ 20,202   $ 11,517   $  7,109   $  3,899   $  2,536

Net income per diluted
  share(1)

    Income from continuing
      operations            $   0.71   $   0.41   $   0.27(2)      --         --
    Total income from
      discontinued
      operations            $   0.09   $   0.16   $   0.17(2)      --         --
    Net income              $   0.80   $   0.56   $   0.44(2)      --         --

Weighted average diluted
  shares outstanding          28,078     20,432     16,000         --         --


FINANCIAL POSITION

Working capital             $ 69,090   $ 26,558   $ 17,719   $ 11,792   $ 11,396

Total assets                 451,309    293,575     83,441     74,584     69,434

Convertible subordinated
  notes                      115,000         --         --         --         --

Other short- and
  long-term debt              37,540     85,147         --         --         --

Shareholders' equity         205,076    183,257      75,986    68,438     64,257


(1) All share data has been restated to reflect the two-for-one stock split declared by the Company's Board of Directors on March 5, 1998.

(2) Net income per diluted share in 1995 has been computed assuming the 16,000,000 shares issued in the Company's initial public offering in September 1995 were outstanding throughout 1995.


SIGNIFICANT FINANCIAL ACHIEVEMENTS IN 1997

- Achieved record revenues of $475.6 million, a 95% increase over 1996.

- Improved operating margins to 7.9%, up from 6.3% in 1996.

- Completed seven acquisitions during 1997 totaling approximately $151.0 million in 1997 pro forma revenues.

- Sold $115.0 million of 5 3/4 Convertible Subordinated Notes due 2004.

- Completed divestiture of healthcare business for $65.25 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes. The Company's fiscal year ends on the Sunday nearest to December 31 and the fiscal quarters end on the Sunday nearest to the end of the respective calendar quarters.

     The Company is organized into two Divisions: the Information Technology Services Division, which provides information technology staffing and consulting services in a range of computer-related disciplines; and the Commercial Staffing Division, which provides a wide variety of temporary office, clerical, light technical and light industrial staffing services. Substantially all of the Company's services are performed on a time and materials basis. At February 17, 1998, the Information Technology Services Division was comprised of 12 companies and the Commercial Staffing Division was comprised of 23 companies.

     The following table sets forth the number and nature of the Company's offices at the end of the years indicated and at February 17, 1998:

                                                                    FEBRUARY 17,
                                                              -------------------------
                                                              1998   1997   1996   1995
                                                              ----   ----   ----   ----
Information technology services.............................   31     30     18     --
Commercial staffing.........................................   95     81     74     58
                                                              ---    ---     --     --
          Total offices.....................................  126    111     92     58

     The Company completed its initial public offering (the "IPO") in September 1995. Prior to the IPO , the Company was an indirect wholly owned subsidiary of an international staffing company (the "Former Parent"). The Company was organized to facilitate the IPO. As a result of the IPO, in which the Former Parent sold its entire ownership interest in the Company, the Company became an independent public company. The Company did not receive any of the proceeds of the sale of shares in the IPO.

     In June 1996, the Company issued 8,050,000 shares of its common stock in a second underwritten public offering (the "1996 Equity Offering"), which raised approximately $95.6 million of net proceeds for the Company. The net proceeds of the 1996 Equity Offering were used to repay outstanding borrowings under the Company's $125.0 million revolving credit facility (the "Credit Facility") and to fund several acquisitions.

     In June and July 1997, the Company completed a private placement of $115.0 million of 5 3/4% Convertible Subordinated Notes (the "Notes"). The net proceeds of the Notes were approximately $111.8 million and were used to repay indebtedness under the Credit Facility and to retire a separate $10.0 million line of credit.

     In 1997, the Company acquired six information technology services companies and seven commercial staffing companies in seven separate transactions. The combined pro forma revenues of these 13 companies were approximately $151.0 million in 1997. At February 17, 1998, the Company had completed acquisitions subsequent to fiscal year end: Ann Wells Personnel in Silicon Valley, California; Creative Temporaries in Charlotte, North Carolina; Corporate Staffing Consultants in Charlotte, North Carolina; and Advanced Business Consultants in Kansas City, Missouri. Ann Wells Personnel, Creative Temporaries and Corporate Staffing Consultants are leading providers of commercial staffing services in their respective markets. Advanced Business Consultants is a leading provider of information technology services in the Kansas City area. These companies had combined revenues of $58.6 million in 1997. Had the Company owned each of the acquired companies discussed above at the beginning of 1997, the Company's pro forma 1997 revenues would have been approximately $603.9 million and 53% and 47% of such revenues would have come from Information Technology and Commercial Staffing, respectively.

     On December 26, 1997, the Company completed the sale of its healthcare division for $65.25 million. Of such amount, $34.6 million was paid by delivery of a promissory note from the purchaser, which was collected in full in January 1998. The balance was paid in cash. With the sale of the healthcare division, the Company completed a transformation that began in 1996 when the Company made a strategic commitment to enter the high growth, high margin information technology services business. The gain on the sale of the healthcare division was not material. As a result of the sale, the healthcare division has been reflected as a discontinued operation in the Company's financial statements for all periods presented.

     Each of the Company's acquisitions has been accounted for using the purchase method of accounting and has been included in the following discussions as applicable since the respective dates of acquisition. The Company allocates the excess of cost over the fair value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. The Company believes that buying market-leading companies and then allowing them to maintain their separate identities and independence preserves the goodwill for an unlimited period. Although the Company believes that goodwill has an unlimited life, the Company amortizes such costs on a straight-line basis over 40 years. Intangible assets represented 70.1% of total assets and 154.3% of total shareholders' equity at December 28, 1997. The Company evaluates the recoverability of its investment in goodwill and other intangibles in relation to anticipated future cash flows on an undiscounted basis. Based on this assessment, the Company expects its investments in intangible assets to be fully recovered.

     In the future, the Company's revenues and expenses may be significantly affected by the number and timing of the opening or acquisition of additional offices or businesses. The timing of such expansion activities also can affect period-to-period comparisons of the Company's results of operations.

OVERVIEW

     The following table summarizes certain income statement information for the Company for the years ended December 1997, 1996 and 1995:

                                        1997                1996                1995
                                  ----------------    ----------------    ----------------
                                                   (AMOUNTS IN THOUSANDS)
Revenues:
  Information technology
     services...................  $249,749    52.5%   $ 55,472    22.8%   $     --     0.0%
  Commercial staffing...........   225,871    47.5     188,136    77.2     143,243   100.0
                                  --------            --------            --------
          Total revenues........   475,620   100.0     243,608   100.0     143,243   100.0
Direct cost of services.........   349,616    73.5     186,338    76.5     109,755    76.6
                                  --------            --------            --------
          Gross profit..........   126,004    26.5      57,270    23.5      33,488    23.4
Selling, general and
  administrative................    79,216    16.7      38,454    15.8      24,568    17.2
Depreciation and amortization...     9,037     1.9       3,362     1.4       1,149     0.8
                                  --------            --------            --------
          Operating income......    37,751     7.9      15,454     6.3       7,771     5.4
Interest expense................     6,951     1.5       1,155     0.5         159     0.1
                                  --------            --------            --------
Income from continuing
  operations before income
  taxes.........................    30,800     6.5      14,299     5.9       7,612     5.3
Provision for income taxes......    13,010     2.7       5,995     2.5       3,282     2.3
                                  --------            --------            --------
Income from continuing
  operations....................    17,790     3.7       8,304     3.4       4,330     3.0
Total income from discontinued
  operations, net of taxes......     2,412     0.5       3,213     1.3       2,779     1.9
                                  --------            --------            --------
Net income......................  $ 20,202     4.2%   $ 11,517     4.7%   $  7,109     5.0%
                                  ========            ========            ========

     The commercial staffing business is subject to the seasonal impact of summer and holiday employment trends. Typically, the second six months of each calendar year is more heavily affected as companies tend to increase their use of temporary personnel during this period. While the commercial staffing business is cyclical, the Company believes that the broad geographic coverage of its operations, its emphasis on high-end clerical staffing and its rapid expansion into the less cyclical information technology services sector, mitigate the adverse effects of economic cycles in a single industry or geographic region.

RESULTS OF OPERATIONS

  Year Ended December 28, 1997, Versus Year Ended December 29, 1996

     Revenues. Total revenues increased 95.2% to $475.6 million in 1997 from $243.6 million in 1996. Information Technology Services revenue grew 350.2% as the Company continued its aggressive acquisition program with six IT acquisitions in 1997. In addition, the Company experienced strong internal growth as Information Technology Services revenues on a pro forma basis grew 34.7% in 1997 over 1996. Commercial Staffing Division revenue grew 20.1% as the result of the contribution of revenues from the four commercial staffing companies acquired by the Company in 1997 and as a result of pro forma internal growth of 9.0% in 1997 over 1996. High internal growth rates in 1997 were due to the continued strong demand for IT services and the increasing acceptance by businesses and other organizations in the use of a contingent workforce.

     Direct Cost of Services and Gross Profit. Direct costs, consisting of payroll and related expenses of consultants and temporary workers, increased 87.6% to $349.6 million from $186.3 million in 1996. Gross margin as a percentage of revenue increased 300 basis points to 26.5% from 23.5% during 1996. This increase reflected the Company's continued expansion into the higher margin information technology staffing and consulting sectors. IT Services revenues represented 52.5% of total revenues in 1997, up from 22.8% in 1996. Gross profit margins in the Information Technology and Commercial Staffing Divisions remained consistent with 1996 margins as pay rate pressures were generally passed on to the Company's customers through higher bill rates.

     Operating Expenses. Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, increased 111.1% to $88.3 million in 1997 from $41.8 million in 1996. As a percentage of revenues, selling, general and administrative expenses increased to 16.7% in 1997 from 15.8% for 1996. The increase is primarily due to a shift in the business mix to IT, which has higher selling, general and administrative costs as a percentage of revenues in relation to the Commercial Staffing Division. Depreciation and amortization expense during 1997 increased to 1.9% of revenues from 1.4% of revenues for 1996 primarily due to the acquisitions completed in 1997 and 1996.

     Interest Expense. Interest expense increased to $7.0 million in 1997 as the Company borrowed funds to continue its aggressive acquisition strategy. The Company completed a private placement of $115.0 million of 5 3/4% Convertible Subordinated Notes due 2004 in June and July 1997. In addition, the Company continued to borrow funds under its Credit Facility and from certain sellers of acquired businesses to finance acquisitions. Lower interest expense of $1.2 million in 1996 reflects the application of the proceeds received from the 1996 Equity Offering to finance certain 1996 acquisitions. See "Liquidity and Capital Resources."

     Income Tax Expense. The effective tax rate increased slightly to 42.2% in 1997 from 41.9% for 1996. This increase was due to additional nondeductible amortization expense in 1997 in relation to pretax income, as well as an increase in state income taxes attributable to changes in the Company's business mix geographically among the states. The Company's effective tax rate has historically been higher than the U.S. federal statutory rate of 35.0% primarily due to state income taxes and nondeductible amortization expense.

     Income from Continuing Operations. Income from continuing operations increased 114.2% to $17.8 million in 1997 (or 3.7% of revenue) from $8.3 million (3.4% of revenue) in 1996 due to the factors discussed above.

  Year Ended December 28, 1996, Versus Year Ended December 31, 1995

     Revenues. Total revenues increased 70.1% to $243.6 million in 1996 from $143.2 million in 1995. Commercial Staffing Division revenue grew 31.3%, primarily as the result of the contribution of revenues from the four commercial staffing companies acquired by the Company in 1996, internal growth attributable to increases in billable hours and billing rates and an improved service mix. All of the Information Technology Division's revenues resulted from acquisitions completed in 1996.

     Direct Cost of Services and Gross Profit. Direct costs, consisting of payroll and related expenses of consultants and temporary workers, increased 69.8% to $186.3 million from $109.8 million in 1995. Gross margin as a percentage of revenue increased slightly to 23.5% from 23.4% during 1995. This increase reflected the Company's entry into the higher margin information technology services sector in 1996.

     Operating Expenses. Operating expenses, consisting of selling, general, and administrative expenses and depreciation and amortization expenses, increased 62.6% to $41.8 million in 1996 from $25.7 million in 1995. As a percentage of revenues, selling, general and administrative expenses decreased to 15.8% in 1996 from 17.2% for 1995 primarily as the result of the spreading of these expenses over a larger revenue base. Depreciation and amortization expense recognized during 1996 increased to 1.4% of revenues from 0.8% of revenues for 1995 primarily due to the acquisitions completed during 1996.

     Interest Expense. Interest expense increased to $1.2 million in 1996 as the Company borrowed funds under its Credit Facility and from certain sellers at various times during the year primarily to finance acquisitions. See "Liquidity and Capital Resources." Prior to March 1996, the Company had not borrowed any funds under its Credit Facility, and interest expense had been immaterial.

     Income Tax Expense. The effective tax rate decreased to 41.9% in 1996 from 43.1% for 1995. This decrease was due to reductions in nondeductible amortization expense related to pretax income and in state income taxes attributable to changes in the Company's business mix geographically among the states. The Company's effective tax rate has historically been higher than the U.S. federal statutory rate of 35.0% primarily due to state income taxes and nondeductible amortization expense.

     Income from Continuing Operations. Income from continuing operations increased 91.8% to $8.3 million in 1996 (or 3.4% of revenue) from $4.3 million (or 3.0% of revenue) in 1995 due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Changes in liquidity during the year ended December 28, 1997, represented the net effect of cash generated by operations, financing activities and from the sale of the Company's healthcare division, offset by the Company's principal uses of cash to finance receivables due to the growth in business, fund acquisitions and make capital expenditures. For the year ended December 28, 1997, cash provided by operating activities increased to $23.4 million, up from $7.5 million for 1996, primarily as the result of higher earnings before depreciation and amortization in 1997. Cash used for investing activities decreased to $91.0 million in 1997 from $164.6 million in 1996. This decrease reflects the reduction in cash used for acquisitions of $115.7 million in 1997 versus $155.8 million in 1996, as well as the cash received in connection with the sale of the healthcare division. Cash flows from financing activities decreased to $63.1 million in 1997 from $157.6 million in 1996. This decrease is primarily due to net repayments under the Credit Facility in 1997 versus net borrowings under the Credit Facility in 1996, offset by the $111.8 million net proceeds from the issuance of the Notes.

     As of December 28, 1997, receivables for the Information Technology Services Division and the Commercial Staffing Division remained outstanding an average of 53 and 44 days, respectively, after billing. In the aggregate, days sales outstanding were 48 and 51 days at December 28, 1997, and December 29, 1996, respectively.

     The Company's primary capital expenditure requirements relate to acquisitions. Since the IPO, the Company has made cash payments and issued notes aggregating approximately $292.8 million for acquisitions of existing businesses. The Company is obligated under certain acquisition agreements to repay notes during the next two years of $13.1 million in the aggregate and to make contingent earnout and post-closing payments to former owners of acquired businesses. The Company has recorded $34.1 million and $2.4 of contingent consideration to be paid in 1998 and 1999, respectively, relating to 1997 earnings. In addition, the Company has recorded $4.6 million of post-closing payments due to former owners of acquired businesses. Earnout payments based on 1998 earnings and beyond are contingent on the future performance of such acquired businesses, and thus the actual amount cannot be determined until such date. The Company estimates, based on certain assumptions as to future performance of such acquired businesses, that aggregate earnout payments may be in the range of $13.0 million to $21.0 million in 1999, $17.0 million to $26.0 million in 2000, and $6.0 million to $9.0 million in 2001. There can be no assurance, however, that the future performance of the acquired businesses will be consistent with the assumptions used in establishing the foregoing estimates, or that the actual amounts of any earnout payments will not differ materially from the estimates set forth herein.

     The Company selectively seeks acquisition opportunities in the ordinary course of business, and management believes that the Company will continue to make acquisitions as attractive opportunities become available. The Company intends to seek additional capital as necessary to fund other potential acquisitions through one or more funding sources that may include borrowings under the Credit Facility described below or offerings of debt or equity securities of the Company. Cash flow from operations, to the extent available, may also be used to fund a portion of any acquisition expenditures. The Company also expects to spend approximately one percent of its revenues during 1998 on field automation systems, management information systems and other capital expenditures not directly related to acquisitions.

     The Company's Credit Facility is a five-year $125.0 million revolving line of credit due June 2002. As of December 28, 1997, $24.0 million of borrowings were outstanding under the Credit Facility and approximately $4.0 million had been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation programs. Borrowings under the Credit Facility bear interest at a rate equal to LIBOR plus a percentage corresponding to the Company's consolidated leverage ratio, as defined, or the agent's base rate, as defined, at the Company's option. In 1997, the daily weighted average interest rate under the Credit Facility was 7.2%.

     At February 17, 1998, the amount available for borrowing under the Credit Facility was approximately $97.8 million. The Credit Facility is secured by pledges of the stock of the Company's subsidiaries and contains customary covenants such as the maintenance of certain financial ratios, minimum net worth and working capital requirements, and a restriction on the payment of cash dividends on common stock. The Credit Facility also limits borrowing availability for acquisition-related purposes. Subsequent to year-end, the Company received a commitment from its bank group, subject to certain closing conditions, to increase the Credit Facility to $200.0 million.

     In June and July 1997, the Company completed the private placement of $115.0 million of Notes. The net proceeds of approximately $111.8 million from this offering were used to repay a substantial portion of outstanding indebtedness under the Company's Credit Facility and permanently repay outstanding indebtedness under a separate $10.0 million line of credit. The Notes are subordinated to all present and future senior indebtedness of the Company, including indebtedness under the Credit Facility. Interest on the Notes is payable semi-annually, commencing January 1998. The Notes are convertible into Common Stock of the Company at any time before maturity at a conversion price of $17.81 per share. The Notes are not redeemable prior to July 2000. Thereafter, the Company may redeem the Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest.

     The Company believes that cash flow from operations, borrowing capacity under the Credit Facility and other available financing alternatives, including offerings of debt or equity securities of the Company, will be adequate to meet its presently anticipated needs for working capital, acquisitions, and capital expenditures. There can be no assurance, however, that other alternative sources of capital will be available in the future or, if available, that any such alternative sources will be available on favorable terms.

  New Accounting Pronouncements

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," ("FAS 131") which changes the way that public companies report information about operating segments in annual and interim financial statements. FAS 131 will be effective in years beginning after December 15, 1997. The Company will be required to adopt FAS 131 beginning with its 1998 annual financial statements. Management has not yet completed its analysis of the impact that this standard will have on the financial statements of the Company.

  Year 2000 Compliance

     Management believes that the Company's operational and financial reporting systems are substantially Year 2000 compliant. Future Year 2000 compliance costs are not expected to have a material impact on the financial position, results of operations or cash flows of the Company. Management does not know at this time what, if any, impact Year 2000 compliance may have on its payor and vendor sources and the impact, if any, on the Company if such payors or vendors are not fully compliant. Management is attempting to determine when its payors and vendors will be Year 2000 compliant.

  Inflation

     The effects of inflation on the Company's operation were not material in 1997. Inflationary increases in payroll costs were generally passed on to the Company's customers through higher bill rates.

  FORWARD-LOOKING INFORMATION

     This report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," may contain various "forward-looking statements," within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which are based on management's belief and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or financial conditions may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's actual results, performance or financial condition are fluctuations in the economy, general employment trends, including wage trends, the degree and nature of competition, demand for the Company's services, changes in laws and regulations affecting the Company's business, the Company's ability to complete acquisitions and integrate the operations of acquired businesses, to recruit and place temporary professionals, to expand into new markets, and to maintain profit margins in the face of pricing pressures and other matters discussed in this report and the Company's other filings with the Securities and Exchange Commission.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Personnel Group of America, Inc.:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Personnel Group of America, Inc. (the "Company") and its subsidiaries at December 28, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Company for the two years ended December 29, 1996 were audited by other independent accountants whose report dated February 7, 1997, except for Note 4, for which the date is December 26, 1997 and except for Note 10, for which the date is March 5, 1998, expressed an unqualified opinion on those statements.

/s/ PRICE WATERHOUSE LLP

Charlotte, North Carolina
February 3, 1998, except for Note 10,
for which the date is March 5, 1998.

                          CONSOLIDATED BALANCE SHEETS
                    DECEMBER 28, 1997 AND DECEMBER 29, 1996

                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    642    $  5,111
  Accounts receivable, net of allowance for doubtful
     accounts of $1,063 and $519 in 1997 and 1996,
     respectively...........................................    77,869      46,219
  Prepaid expenses and other current assets.................     1,674       1,075
  Deferred income taxes.....................................     4,165       1,701
  Notes receivable from sale of discontinued operations.....    36,276          --
                                                              --------    --------
          Total current assets..............................   120,626      54,106
Property and equipment, net.................................     9,162       5,746
Intangible assets, net......................................   316,413     178,943
Other assets................................................     5,108       1,815
Net assets of discontinued operations.......................        --      52,965
                                                              --------    --------
          Total assets......................................  $451,309    $293,575
                                                              ========    ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $  7,490    $  6,670
  Accounts payable..........................................     2,200       2,596
  Accrued wages and benefits................................    19,544      11,514
  Other accrued liabilities.................................    12,777       5,990
  Income taxes payable......................................     9,525         778
                                                              --------    --------
          Total current liabilities.........................    51,536      27,548
Long-term debt..............................................   145,050      78,477
Other long-term liabilities.................................    49,647       4,293
                                                              --------    --------
          Total liabilities.................................   246,233     110,318
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value; shares authorized 5,000;
     no shares issued and outstanding.......................        --          --
  Common stock, $.01 par value; shares authorized 95,000;
     24,278 and 12,034 shares issued and outstanding in 1997
     and 1996, respectively.................................       242         120
  Additional paid-in capital................................   171,038     169,273
  Retained earnings.........................................    34,066      13,864
  Deferred compensation.....................................      (270)         --
                                                              --------    --------
          Total shareholders' equity........................   205,076     183,257
                                                              --------    --------
          Total liabilities and shareholders' equity........  $451,309    $293,575
                                                              ========    ========

      The accompanying notes are an integral part of these balance sheets.

                       CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995

                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
REVENUES....................................................  $475,620   $243,608   $143,243
DIRECT COST OF SERVICES.....................................   349,616    186,338    109,755
                                                              --------   --------   --------
GROSS PROFIT................................................   126,004     57,270     33,488
SELLING, GENERAL AND ADMINISTRATIVE.........................    79,216     38,454     24,568
DEPRECIATION AND AMORTIZATION...............................     9,037      3,362      1,149
                                                              --------   --------   --------
OPERATING INCOME............................................    37,751     15,454      7,771
INTEREST EXPENSE............................................     6,951      1,155        159
                                                              --------   --------   --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES.......    30,800     14,299      7,612
PROVISION FOR INCOME TAXES..................................    13,010      5,995      3,282
                                                              --------   --------   --------
INCOME FROM CONTINUING OPERATIONS...........................    17,790      8,304      4,330
                                                              --------   --------   --------
DISCONTINUED OPERATIONS:
  Income from discontinued operations, net of taxes.........     2,323      3,213      2,779
  Gain on disposal of discontinued operations, net of
     taxes..................................................        89         --         --
                                                              --------   --------   --------
          Total discontinued operations.....................     2,412      3,213      2,779
                                                              --------   --------   --------
NET INCOME..................................................  $ 20,202   $ 11,517   $  7,109
                                                              ========   ========   ========
NET INCOME PER BASIC SHARE:
  Income from continuing operations.........................  $   0.74   $   0.41   $   0.27
                                                              --------   --------   --------
  Discontinued operations:
     Income from discontinued operations, net of taxes......      0.10       0.16       0.17
     Gain on disposal of discontinued operations, net of
       taxes................................................        --         --         --
                                                              --------   --------   --------
          Total discontinued operations.....................      0.10       0.16       0.17
                                                              --------   --------   --------
          NET INCOME PER BASIC SHARE........................  $   0.83   $   0.56   $   0.44
                                                              --------   --------   --------
NET INCOME PER DILUTED SHARE:
  Income from continuing operations.........................  $   0.71   $   0.41   $   0.27
                                                              --------   --------   --------
  Discontinued operations:
     Income from discontinued operations, net of taxes......      0.09       0.16       0.17
     Gain on disposal of discontinued operations, net of
       taxes................................................        --         --         --
                                                              --------   --------   --------
          Total discontinued operations.....................      0.09       0.16       0.17
                                                              --------   --------   --------
          NET INCOME PER DILUTED SHARE......................  $   0.80   $   0.56   $   0.44
                                                              ========   ========   ========
WEIGHTED AVERAGE BASIC SHARES OUTSTANDING...................    24,204     20,432     16,000
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING.................    28,078     20,432     16,000

        The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995

                             COMMON STOCK     ADDITIONAL                                              TOTAL
                            ---------------    PAID-IN     RETAINED     DEFERRED                  SHAREHOLDERS'
                            SHARES   AMOUNT    CAPITAL     EARNINGS   COMPENSATION   NET ASSETS      EQUITY
                            ------   ------   ----------   --------   ------------   ----------   -------------
                                                              (IN THOUSANDS)
BALANCE, January 1,
  1995....................      --    $ --     $     --    $    --       $  --        $ 68,438      $ 68,438
                            ======    ====     ========    =======       =====        ========      ========
Cash distributions........      --      --           --         --          --          (7,351)       (7,351)
Contributions of assets...      --      --           --         --          --           7,790         7,790
Net income................      --      --           --      2,347          --           4,762         7,109
Reclassification of net
  assets as of September
  30, 1995................   8,000      80       73,559         --          --         (73,639)           --
                            ------    ----     --------    -------       -----        --------      --------
BALANCE, December 31,
  1995....................   8,000    $ 80     $ 73,559    $ 2,347       $  --        $     --      $ 75,986
                            ======    ====     ========    =======       =====        ========      ========
Issuance of common
  stock...................   4,025      40       95,589         --          --              --        95,629
Exercises of stock
  options.................       9      --          125         --          --              --           125
Net income................      --      --           --     11,517          --              --        11,517
                            ------    ----     --------    -------       -----        --------      --------
BALANCE, December 29,
  1996....................  12,034    $120     $169,273    $13,864       $  --        $     --      $183,257
                            ======    ====     ========    =======       =====        ========      ========
Exercises of stock
  options.................      95       1        1,570         --          --              --         1,571
Issuance of restricted
  stock...................      10      --          316         --        (316)             --            --
Amortization of deferred
  compensation............      --      --           --         --          46              --            46
Net income................      --      --           --     20,202          --              --        20,202
Two-for-one stock split...  12,139     121         (121)        --          --              --            --
                            ------    ----     --------    -------       -----        --------      --------
BALANCE, December 28,
  1997....................  24,278    $242     $171,038    $34,066       $(270)       $     --      $205,076
                            ======    ====     ========    =======       =====        ========      ========

        The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995

                                                                1997        1996      1995
                                                              ---------   --------   -------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income from continuing operations.....................  $  17,790   $  8,304   $ 4,330
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................      9,037      3,362     1,149
     Deferred income taxes, net.............................      3,083       (286)       73
     Changes in assets and liabilities:
       Accounts receivable..................................    (14,684)    (8,890)   (3,201)
       Prepaid expenses and other current assets............       (490)     1,319      (395)
       Other assets.........................................         60     (1,402)     (136)
       Accounts payable and accrued liabilities.............      9,238      6,091      (467)
       Income taxes payable.................................       (597)    (1,026)    1,776
                                                              ---------   --------   -------
          Net cash provided by operating activities.........     23,437      7,472     3,129
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash used in acquisitions, net of cash acquired...........   (115,663)  (155,837)       --
  Net cash provided (used) by discontinued operations.......     29,812     (5,535)    7,956
  Purchase of property and equipment, net...................     (5,162)    (3,239)      (21)
                                                              ---------   --------   -------
          Net cash (used in) provided by investing
            activities......................................    (91,013)  (164,611)    7,935
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from convertible subordinated notes issuance,
     net....................................................    111,750         --        --
  Proceeds from issuance of common stock, net...............         --     95,629        --
  Repayments under Credit Facility..........................   (190,632)   (30,775)       --
  Borrowings under Credit Facility..........................    147,307     98,100        --
  Proceeds from exercise of stock options...................      1,617        125        --
  Repayments of seller notes and acquired indebtedness......     (6,935)    (5,524)       --
  Distributions to the Former Parent, net...................         --         --    (7,351)
                                                              ---------   --------   -------
          Net cash provided by (used in) financing
            activities......................................     63,107    157,555    (7,351)
                                                              ---------   --------   -------
Net (decrease) increase in cash and cash equivalents........     (4,469)       416     3,713
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............      5,111      4,695       982
                                                              ---------   --------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $     642   $  5,111   $ 4,695
                                                              =========   ========   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash payments during the period for:
     Income taxes...........................................  $  10,888   $  9,617   $ 3,737
     Interest...............................................  $   5,042   $  1,307   $    --

        The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995
                                 (IN THOUSANDS)

1.  ORGANIZATION AND NATURE OF OPERATIONS

  Basis of Presentation

     Personnel Group of America, Inc. and its subsidiaries (collectively, the "Company") completed its initial public offering (the "IPO") in September 1995. Prior to the IPO, the Company was an indirect wholly owned subsidiary of an international staffing company (the "Former Parent"). The operations of the Company are presented on an historical cost basis, and all significant intercompany transactions have been eliminated.

     As a result of the IPO, in which the Former Parent sold its entire ownership interest in the Company, the Company became an independent public company. The Company did not receive any of the proceeds of the sale of its shares in the IPO.

  Nature of Operations

     The Company operates through a network of Company-operated offices. The Company is organized into two Divisions: Information Technology Services, which provides information technology staffing and consulting services in a range of computer-related disciplines; and Commercial Staffing, which provides temporary office, clerical and light industrial and light technical services. At December 28, 1997, the Information Technology Division was comprised of 11 companies and the Commercial Staffing Division was comprised of 20 companies.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Company recognizes revenue at the time services are performed.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

  Property and Equipment

     Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives (generally three to seven years). Leasehold improvements are stated at cost and amortized over the shorter of the lease term or the useful life of the improvements.

  Intangible Assets

     The Company's businesses were acquired from unrelated third parties in exchange for cash and other consideration. The Company allocates the excess of cost over the fair value of net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Although the Company believes that goodwill has an unlimited life, the Company amortizes such costs on a straight-line basis over 40 years. Gross amounts and accumulated amortization of excess of cost over fair value of net assets acquired amounted to $323,952 and $10,295 at December 28, 1997, respectively, and $181,179 and $4,508 at December 29, 1996, respectively.

     Other intangible assets consist primarily of covenants not to compete and other, and are amortized over three to five years. Gross amounts and accumulated amortization of such other intangible assets amounted to $3,807 and $1,051 at December 28, 1997, respectively, and $2,718 and $446 at December 29, 1996, respectively.

     The Company evaluates the recoverability of its investment in excess of cost over fair value of net assets acquired and other intangibles in relation to anticipated future cash flows on an undiscounted basis. Based on this assessment, the Company expects its investment in excess of cost over fair value of net assets acquired and other intangibles to be fully recovered.

  Income Taxes

     Deferred tax assets and liabilities are recorded for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

     The Company's operating results through September 29, 1995, were included in the Former Parent's consolidated federal income tax return and combined state tax returns filed in various states. The Company has filed its own consolidated federal income tax return and various state returns for the periods ending after September 29, 1995.

  Net Income Per Share

     The computation of net income per basic share was based on the weighted average number of shares of common stock outstanding. The computation of net income per diluted share was based on the weighted average number of common stock and common stock equivalents outstanding and also assumed the conversion of the Company's Convertible Notes in 1997. In 1996 and 1995, the computation of both basic and diluted net income per share have been retroactively restated in accordance with FAS 128.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

3.  ACQUISITIONS

     During 1997, the Company acquired the following businesses in seven separate transactions:

NAME OF BUSINESS                   TYPE OF BUSINESS              DATE ACQUIRED
----------------                   ----------------              -------------
Word Processing
  Professionals              Commercial Staffing          January 1997
Energetix                    Information Technology       February 1997
Lipson Conroy Services       Information Technology       April 1997
Lloyd-Ritter Consulting      Information Technology       April 1997
Vital Computer Services      Information Technology       June 1997
DRACS Consulting Group       Information Technology       September 1997
Jeffrey Staffing Group*      Commercial Staffing          September 1997
BAL Associates               Information Technology       December 1997

---------------

* Includes Franklin-Pierce Companies, Scott-Wayne Companies and Integrity Technical Services

     During 1996, the Company acquired the following businesses in eight separate transactions:

NAME OF BUSINESS                   TYPE OF BUSINESS              DATE ACQUIRED
----------------                   ----------------              -------------
Profile Temporary Services   Commercial Staffing          March 1996
Allegheny Personnel Services Commercial Staffing          March 1996
Judith Fox Staffing
  Companies                  Commercial Staffing          May 1996
Computer Resources Group     Information Technology       June 1996
Broughton Systems            Information Technology       July 1996
Denver Temporary Services    Commercial Staffing          July 1996
Command Technologies         Information Technology       July 1996
BEST Consulting              Information Technology       September 1996
Software Service Corporation Information Technology       September 1996

     The acquisitions are collectively referred to hereinafter as the "Transactions," and the acquired businesses are collectively referred to hereinafter as the "Acquired Companies." The companies acquired in 1997 had pro forma 1997 revenues of approximately $151,000.

     In 1997 and 1996, the Company paid approximately $112,500 and $176,900, respectively, in cash and notes to consummate the Transactions (which included direct acquisition costs but excluded contingent earnout payments associated with certain of the Transactions). Certain of the acquisitions provide for additional purchase price consideration upon attainment of certain earnings targets for various periods during the next three years. The Company paid $3,421 in contingent consideration in 1997. The Company has recorded $34,079 and $2,375 of contingent consideration to be paid in 1998 and 1999, respectively, relating to 1997 earnings. In addition, the Company has recorded $4,630 of post-closing payments due to former owners of acquired businesses. Contingent earnout payments based on 1998 earnings and beyond are contingent on the future performance of such acquired businesses, and thus the actual amount cannot be determined until such date. Any additional consideration will be recorded as additional purchase price when earned and will increase the amount of excess of cost over fair value of net assets acquired. All of the Transactions have been accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the entities acquired, based on preliminary allocations, were recorded at their estimated fair values at the dates of the acquisitions, and the results of operations of the Acquired Companies have been included in the Company's consolidated results of operations from the dates of the respective acquisitions. Final allocation of the purchase price may result in adjustments to the amounts previously recorded as excess of cost over fair market value of net assets acquired.

     Since December 28, 1997, the Company has completed the acquisitions of Ann Wells Personnel ("Ann Wells") in Silicon Valley, California; Creative Temporaries ("Creative") in Charlotte, North Carolina; and Corporate Staffing Consultants ("Corporate") in Charlotte, North Carolina. Ann Wells, acquired in January 1998, provides word processing and desktop publishing services to professional services firms and financial institutions in the Silicon Valley. Creative and Corporate, acquired in January 1998, provide commercial staffing services in the Charlotte area. These companies had combined revenues in excess of $40.0 million in 1997. The Company funded the acquisitions of Ann Wells, Creative and Corporate primarily through borrowings under the Credit Facility (see Note 11).

     The following table presents the Company's unaudited pro forma consolidated results of operations for 1997 and 1996 as if the Transactions and the acquisitions subsequent to year-end 1997 discussed above had occurred on January 1, 1996:

                                                                1997       1996
                                                              --------   --------
Revenues....................................................  $585,906   $482,834
Income from continuing operations...........................    21,007     11,416
Income from continuing operations per diluted share.........  $   0.81   $   0.54
Weighted average diluted shares outstanding.................    28,678     21,032

4.  DISCONTINUED OPERATIONS

     On December 26, 1997, the Company completed the sale of its healthcare division for $65,250. Of such amount, $34,600 was paid by delivery of a promissory note from the purchaser. The assets, liabilities, results of operations and cash flows of the healthcare division have been segregated and reported as discontinued operations for all periods presented, and previously reported results have been restated. The sale of the healthcare division resulted in a gain of $89.

     In January 1998, the $34,600 note was collected in full. The total proceeds received in connection with the sale were used to repay outstanding borrowings under the Credit Facility (see Note 11).

     During 1997 and 1996, the Company allocated interest expense to the discontinued operations based on the ratio of net assets of the discontinued operations to the total net assets of the consolidated Company. Interest expense allocated in 1997 and 1996 was $2,217 and $445, respectively. No other corporate overhead expenses have been allocated to the discontinued operations.

     Summary operating results of the discontinued operations were as follows:

                                                           1997       1996       1995
                                                         --------   --------   --------
Revenues...............................................  $133,442   $122,937   $107,812
Total expenses.........................................   129,438    117,387    103,010
                                                         --------   --------   --------
Income before income taxes.............................     4,004      5,550      4,802
Provision for income taxes.............................     1,681      2,337      2,023
                                                         --------   --------   --------
Net income.............................................  $  2,323   $  3,213   $  2,779
                                                         ========   ========   ========

5.  ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following at December 28, 1997, and December 29, 1996:

                                                               1997      1996
                                                              -------   -------
Trade accounts receivable...................................  $78,932   $46,738
Less -- Allowance for doubtful accounts.....................   (1,063)     (519)
                                                              -------   -------
                                                              $77,869   $46,219
                                                              =======   =======

     The following table sets forth further information on the Company's allowance for doubtful accounts:

                                                 BALANCE AT   CHARGED TO                 BALANCE
                                                 BEGINNING    COSTS AND                  AT END
YEAR ENDED                                       OF PERIOD     EXPENSES    DEDUCTIONS   OF PERIOD
----------                                       ----------   ----------   ----------   ---------
December 28, 1997..............................     $519        $1,138       $(594)      $1,063
December 29, 1996..............................      332           899        (712)         519
December 31, 1995..............................      295           243        (206)         332

6.  PROPERTY AND EQUIPMENT, NET

     Property and equipment, net, consisted of the following at December 28, 1997, and December 29, 1996:

                                                               1997      1996
                                                              -------   -------
Computer equipment and software.............................  $ 9,504   $ 6,669
Furniture and other equipment...............................    3,145     3,663
Leasehold improvements......................................      589       590
                                                              -------   -------
                                                               13,238    10,922
Less -- Accumulated depreciation............................   (4,076)   (5,176)
                                                              -------   -------
                                                              $ 9,162   $ 5,746
                                                              =======   =======

7.  OTHER ACCRUED LIABILITIES

     Accrued liabilities consisted of the following at December 28, 1997, and December 29, 1996:

                                                               1997      1996
                                                              -------   ------
Accrued interest............................................  $ 4,073   $   --
Workers' compensation reserves..............................    1,616    1,605
Other.......................................................    7,089    4,385
                                                              -------   ------
                                                              $12,777   $5,990
                                                              =======   ======

8.  OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consisted of the following at December 28, 1997, and December 29, 1996:

                                                               1997      1996
                                                              -------   ------
Amounts due sellers of acquired businesses..................  $41,084   $2,792
Deferred tax liabilities....................................    4,428       --
Workers' compensation reserves and other....................    4,135    1,501
                                                              -------   ------
                                                              $49,647   $4,293
                                                              =======   ======

     The amounts due sellers of acquired business are for additional purchase price consideration and for post-closing payments based upon the operating results of 1997. Of the amounts due at December 28, 1997, $37,659 is due in 1998 and will be paid with borrowings under the Company's Credit Facility (see Note
11).

9.  EMPLOYEE BENEFIT PLANS

     The Company has 401(k) profit sharing and nonqualified profit sharing plans, which cover substantially all of its employees. Company contributions or allocations are made on a discretionary basis for these plans (except for matching contributions made to certain 401(k) profit sharing plans as required by the terms of such plans). Contributions charged to operating expenses were $523, $492 and $383 for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, respectively.

     The Company does not provide postretirement healthcare and life insurance benefits to retired employees or postemployment benefits to terminated employees.

10.  CAPITAL STOCK AND STOCK OPTIONS (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
DATA):

     On March 5, 1998, the Board of Directors authorized a two-for-one split of common stock to be effected in the form of a 100% stock dividend payable to shareholders of record on March 16, 1998. The par value remained at $0.01 per share. Shareholders' equity has been restated by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. All references in the accompanying consolidated financial statements to the number of common shares, except shares authorized, and to per share amounts have been restated to reflect the stock split.

     In June 1996, the Company issued 8,050,000 shares of its common stock in an underwritten public offering (the "1996 Equity Offering"), which raised $95,629 for the Company, net of offering expenses. The proceeds from the 1996 Equity Offering were used to repay outstanding borrowings under the Company's Credit Facility and fund several acquisitions.

     The Company's Board of Directors adopted its 1995 Equity Participation Plan (the "Incentive Plan") to attract and retain officers, key employees, consultants and directors. The Incentive Plan has reserved for issuance 15% of the Company's issued and outstanding common stock from time to time. The Incentive Plan allows for the issuance of options, stock appreciation rights, and other awards, or restricted or other deferred stock awards.

Incentive stock options may be granted only to employees and, when granted, have an exercise price equal to at least 100% of the fair market value of the common stock on the grant date and a term not longer than 10 years.

     In addition, nonemployee directors (including the directors who administer the plan) are eligible to receive nondiscretionary grants of nonqualified stock options ("NQSOs") under the Incentive Plan pursuant to a formula. The NQSOs granted to nonemployee directors are fully vested and exercisable upon grant and the term of each such option is 10 years. NQSOs may also be granted to an employee or consultant for any term specified by the compensation committee of the Board and will provide for the right to purchase common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation, may be less than fair market value on the date of grant (but not less than par value), and may become exercisable (at the discretion of the compensation committee) in one or more installments after the grant date.

     In 1997, the Company issued each outside member of the Board of Directors a restricted share grant of 5,000 shares, for a total of 20,000 shares. These shares will vest ratably over a three-year period. The non-vested portion of the restricted share grant is included as deferred compensation on the Company's Statement of Shareholders' Equity.

     A summary of stock option activity follows:

                                                                          WEIGHTED
                                                               SHARES      AVERAGE
                                                                UNDER     PRICE PER
                                                               OPTION       SHARE
                                                              ---------   ---------
Outstanding, January 1, 1995................................         --    $   --
  Granted in 1995...........................................    865,410      6.93
Outstanding, December 31, 1995..............................    865,410      6.93
  Granted in 1996...........................................    841,296     12.66
     Exercised..............................................     18,620      6.69
     Canceled...............................................     48,180      7.31
                                                              ---------    ------
Outstanding, December 29, 1996..............................  1,639,906    $10.15
                                                              =========    ======
  Granted in 1997...........................................    867,792     15.50
     Exercised..............................................    190,196      8.26
     Canceled...............................................    121,950     10.32
                                                              =========    ======
Outstanding, December 28, 1997..............................  2,195,552    $12.20
                                                              =========    ======
  Exercisable, December 31, 1995............................    223,082    $ 6.93
                                                              =========    ======
  Exercisable, December 29, 1996............................    527,112    $ 8.93
                                                              =========    ======
  Exercisable, December 28, 1997............................    870,982    $ 9.98
                                                              =========    ======

     Pursuant to the requirements of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the following disclosures are presented to reflect the Company's pro forma net income for the three years ended December 28, 1997, December 29, 1996, and December 31, 1995, as if the fair value method of accounting prescribed by SFAS 123 had been used. In preparing these disclosures, the Company has determined the value of all options granted using the minimum value method, as discussed in SFAS 123, and based on the following weighted average assumptions used for grants:

                                                               1997      1996      1995
                                                              -------   -------   -------
Risk-free interest rate.....................................     6.1%      6.9%      6.7%
Expected dividend yield.....................................     0.0%      0.0%      0.0%
Expected life...............................................  5 years   5 years   5 years

     Using these assumptions, the fair value of the stock options granted in 1997, 1996 and 1995 was approximately $5,976, $4,920 and $2,744, respectively. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions above and the straight-line amortization method over the vesting period, the Company's net income would have been reduced to the following pro forma amounts:

                                                             1997      1996      1995
                                                            -------   -------   -------
Net income, as reported...................................  $20,202   $11,517   $ 7,109
Net income per diluted share, as reported.................     0.80      0.56      0.44
Pro forma net income......................................   18,720     9,922     6,400
Pro forma net income per diluted share....................     0.75      0.49      0.40

     On February 6, 1996, the Board of Directors of the Company declared a dividend of one nonvoting preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on February 27, 1996, to the shareholders of record on that date. In the event of an acquisition, or the announcement of an acquisition, by a party of a beneficial interest of at least 15% of the Company's common stock, each right would become exercisable (the "Distribution Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $95.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. In addition, each Right entitles the right holder to certain other rights as specified in the Company's rights agreement. The Rights are not exercisable until Distribution Date. The Rights will expire on February 6, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

11.  LONG-TERM DEBT

     Long-term debt consisted of the following at December 28, 1997, and December 29, 1996:

                                                                1997      1996
                                                              --------   -------
5 3/4% Convertible Subordinated Notes due July 2004.........  $115,000   $    --
$125,000 revolving Credit Facility due June 2002............    24,000    67,325
Notes payable to sellers of acquired companies and other....    13,540    17,822
                                                              --------   -------
                                                               152,540    85,147
Less current portion........................................    (7,490)   (6,670)
                                                              --------   -------
                                                              $145,050   $78,477
                                                              ========   =======

     In June and July 1997, the Company completed a private placement of $115,000 of 5 3/4% Convertible Subordinated Notes due July 2004 (the "Notes"). The net proceeds of approximately $111,750 were used to repay a substantial portion of outstanding indebtedness under the Company's $125,000 Revolving Credit Facility (the "Credit Facility") and permanently repay outstanding indebtedness under a separate $10,000 line of credit. Interest on the Notes is payable semi-annually, commencing January 1998. The Notes are convertible into Common Stock of the Company at any time before maturity at an initial conversion price of $17.81 per share. The Notes are not redeemable prior to July 2000. Thereafter, the Company may redeem the Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. The Notes are subordinated to all present and future senior indebtedness of the Company (as defined), including indebtedness under the Credit Facility.

     Concurrent with the issuance of the Notes, the Credit Facility was amended and restated. The term of the Credit Facility was extended to June 2002. Borrowings under the Credit Facility bear interest, at a rate equal to LIBOR plus a percentage corresponding to the Company's consolidated leverage ratio, as defined, or the agent's base rate, as defined, at the Company's option. The Credit Facility is secured by pledges of stock of the Company's subsidiaries and contains customary covenants such as the maintenance of certain financial ratios, minimum net worth and working capital requirements and a restriction on the payment of cash dividends on common stock. The Credit Facility also limits borrowing availability for acquisition-related purposes. At December 28, 1997, the Company was in compliance with the covenants contained in the Credit Facility.

     During 1997, the maximum aggregate outstanding borrowing under the Credit Facility was $125,000 and the average outstanding balance during the year was $55,900. In addition, approximately $4,000 of the Credit Facility has been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation program. The daily weighted average interest rate under the Credit Facility was 7.2% during 1997. The Company's borrowings under the Credit Facility bore interest at the agent's base rate of 8.5% at December 28, 1997. At February 3, 1998, the amount available for borrowing under the Credit Facility was approximately $118,500.

     The Company has also issued notes payable in connection with certain acquisitions. These notes are due in varying installments and carry variable interest rates ranging from 6.8% to 7.0% at December 28, 1997.

     Scheduled maturities of long-term debt at December 28, 1997, are as follows:

1998........................................................  $  7,490
1999........................................................     6,050
2000........................................................        --
2001........................................................        --
2002 and thereafter.........................................   139,000
                                                              --------
                                                              $152,540
                                                              ========

12.  INCOME TAXES

     The provision for income taxes for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, consisted of the following:

                                                               1997      1996     1995
                                                              -------   ------   ------
Current provision
  Federal...................................................  $ 8,863   $5,119   $2,666
  State.....................................................    2,183    1,162      543
                                                              -------   ------   ------
          Total current provision...........................   11,046    6,281    3,209
Deferred provision (benefit)
  Federal...................................................    1,576     (233)      61
  State.....................................................      388      (53)      12
                                                              -------   ------   ------
          Total deferred provision (benefit)................    1,964     (286)      73
                                                              -------   ------   ------
          Total.............................................  $13,010   $5,995   $3,282
                                                              =======   ======   ======

     The reconciliation of the effective tax rate is as follows:

                                                              1997    1996    1995
                                                              ----    ----    ----
Federal statutory rate......................................  35.0%   35.0%   35.0%
State taxes, net of federal benefit.........................   5.4     5.0     4.7
Effect of nondeductible amortization and other..............   1.8     1.9     3.4
                                                              ----    ----    ----
          Total.............................................  42.2%   41.9%   43.1%
                                                              ====    ====    ====

     The components of the Company's net deferred tax assets and liabilities were as follows at December 28, 1997, and December 29, 1996:

                                                               1997     1996
                                                              ------   -------
Deferred tax liability -- Excess of cost over fair value of
  net assets acquired.......................................  $3,883   $    --
Other deferred tax liabilities..............................     545        --
                                                              ------   -------
                                                               4,428        --
Deferred tax assets:
  Accrued workers' compensation and other...................   2,698       961
  Allowance for doubtful accounts...........................     425       208
  Other.....................................................   1,042       532
                                                              ------   -------
                                                               4,165     1,701
                                                              ------   -------
          Net deferred tax liability (asset)................  $  263   $(1,701)
                                                              ======   =======

  Tax-Sharing Agreement

     Generally, the Former Parent is liable for income taxes of the Company for any taxable period that ends on or before September 29, 1995, and the Company is liable for income taxes for any period beginning after September 29, 1995.

13.  NET INCOME PER SHARE

     In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). FAS 128 simplifies the calculation of earnings per share ("EPS") primarily by removing common stock equivalents from consideration in calculating basic EPS.

     In accordance with FAS 128, the following tables reconcile net income and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the three years ended December 28, 1997, December 29, 1996, and December 31, 1995:

                                                              1997       1996       1995
                                                            --------   --------   --------
                                                             (SHARE AMOUNTS IN THOUSANDS)
EARNINGS PER BASIC SHARE:
  Net income..............................................  $20,202    $11,517    $ 7,109
                                                            =======    =======    =======
Weighted average shares outstanding.......................   24,204     20,432     16,000(1)
Earnings per basic share..................................  $  0.83    $  0.56    $  0.44
                                                            =======    =======    =======
EARNINGS PER DILUTED SHARE:
  Net income..............................................  $20,202    $11,517    $ 7,109
     Add: Interest expense on Convertible Notes, net of
       tax................................................    2,217         --         --
                                                            -------    -------    -------
  Diluted net income......................................   22,419     11,517      7,109
  Weighted average shares outstanding.....................   24,204     20,432     16,000(1)
  Add: Dilutive employee stock options....................      502         --         --
  Add: Assumed conversion of Convertible Notes............    3,372         --         --
                                                            -------    -------    -------
  Weighted average diluted shares outstanding.............   28,078     20,432     16,000
Earnings per diluted share................................  $  0.80    $  0.56    $  0.44
                                                            =======    =======    =======

---------------

(1) Assumes that the weighted average common shares outstanding equals the 16,000 shares sold by the Former Parent in the IPO.

14.  FINANCIAL INSTRUMENTS

  Fair Value of Financial Instruments

     The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates the book value at December 28, 1997, due to the short-term nature of these instruments. The fair value of the Company's borrowings under the Credit Facility and the notes payable to sellers of acquired businesses approximate the book value at December 28, 1997, because of the variable rate associated with these borrowings. The Convertible Notes had a fair value of $129,231 at December 28, 1997, as compared to the carrying value of $115,000.

  Concentration of Credit Risk

     The Company maintains cash and cash equivalents with various financial institutions.

     Credit risk with respect to accounts receivable is dispersed due to the nature of the business, the large number of customers and the diversity of industries serviced. The Company performs credit evaluations of its customers.

15.  COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Company's option and include escalation clauses linked to inflation.

     Future minimum annual rentals for the next five years are as follows:

1998........................................................  $ 4,682
1999........................................................    4,021
2000........................................................    3,201
2001........................................................    2,522
2002 and thereafter.........................................    2,594
                                                              -------
                                                              $17,020
                                                              =======

     Total rent expense under operating leases amounted to $4,078, $2,461 and $1,652 for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, respectively.

  Insurance

     The Company maintains a self-insurance program for workers' compensation and medical and dental claims. The Company accrues liabilities under the workers' compensation program based on the loss and loss adjustment expenses as estimated by an outside administrator. At December 28, 1997, the Company had standby letters of credit with a bank in connection with a portion of its workers' compensation program.

     The Company is subject to claims and legal actions by customers in the ordinary course of business. The Company maintains professional liability insurance for losses.

  Employment Agreements

     The Company has agreements with several executive officers providing for cash compensation and other benefits in the event that a change in control of the Company occurs.

  Legal Proceedings

     The Company is involved in various legal actions and claims. In the opinion of management, after considering appropriate legal advice, the future resolutions of all actions and claims will not have a material adverse effect on the Company's consolidated financial position or results of operations.

  Indemnification Obligation

     Pursuant to the agreement to sell the healthcare division, the Company agreed to indemnify the purchaser against certain specified expenses or losses incurred by the purchaser. Management believes that future indemnification claims, if any, made by the purchaser should not have a material impact on the Company's financial position or results of operations.

16.  SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table sets forth quarterly financial information for each quarter in the years ended December 28, 1997, and December 29, 1996:

                                                                   1997
                                                 ----------------------------------------
                                                  FIRST     SECOND     THIRD      FOURTH
                                                 -------   --------   --------   --------
Revenues.......................................  $94,161   $113,205   $128,994   $139,261
Operating income...............................    6,081      8,410     10,698     12,562
Net income from continuing operations..........    2,769      3,854      5,130      6,037
Net income.....................................    3,461      4,449      5,764      6,528
Net income per diluted share
  Income from continuing operations............  $  0.11   $   0.15   $   0.20   $   0.23
  Total discontinued operations................     0.03       0.02       0.02       0.01
                                                 -------   --------   --------   --------
  Net income...................................  $  0.14   $   0.18   $   0.22   $   0.24
                                                 =======   ========   ========   ========

                                                                    1996
                                                    -------------------------------------
                                                     FIRST    SECOND     THIRD    FOURTH
                                                    -------   -------   -------   -------
Revenues..........................................  $38,251   $47,572   $67,327   $90,458
Operating income..................................      859     2,865     4,916     6,814
Net income from continuing operations.............      476     1,495     2,952     3,381
Net income........................................    1,490     2,250     3,575     4,202
Net income per diluted share
  Income from continuing operations...............  $  0.03   $  0.08   $  0.12   $  0.14
  Total discontinued operations...................     0.06      0.04      0.03      0.03
                                                    -------   -------   -------   -------
  Net income......................................  $  0.09   $  0.13   $  0.15   $  0.17
                                                    =======   =======   =======   =======

CORPORATE DATA


STOCKHOLDER INFORMATION

CORPORATE OFFICES
Personnel Group of America, Inc.
6302 Fairview Road, Suite 201
Charlotte, North Carolina 28210
(704) 442-5100

REGISTRAR AND TRANSFER AGENT
First Union National Bank
Shareholder Services
Two First Union Center
Charlotte, North Carolina
(704) 374-2064

INDEPENDENT PUBLIC ACCOUNTANTS
Price Waterhouse LLP
Charlotte, North Carolina

COUNSEL
Robinson, Bradshaw & Hinson, P.A.
Charlotte, North Carolina

ANNUAL MEETING OF STOCKHOLDERS
9:30 a.m.
Wednesday, May 20, 1998
The Park Hotel
Charlotte, North Carolina

MARKET AND DIVIDEND INFORMATION
The common stock of Personnel Group of America, Inc. is listed on The New York Stock Exchange (NYSE) under the symbol PGA. As of February 27, 1998, the Company had approximately 6,500 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by securities position listings.

The following table sets forth the reported high and low sales prices for PGA's common stock as reported by NYSE for the periods indicated:

                                       High            Low           Close
--------------------------------------------------------------------------------
1997
First Quarter                        $ 13 5/8      $  9 13/16     $  9 13/16
Second Quarter                         15 7/8         8 5/8         14 13/32
Third Quarter                          18 1/32       14 1/2         17 1/8
Fourth Quarter                         19 3/32       14 5/8         16 1/2

1996
First Quarter                        $ 10          $  6 1/2       $  9 1/8
Second Quarter                         13 1/8         9 3/16        12 5/16
Third Quarter                          13             9 15/16       13
Fourth Quarter                         14 3/8         9 11/16       12 1/16


PGA has never paid a dividend on its common stock. The Company presently intends to retain its earning to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future.

ANNUAL REPORT ON FORM 10-K
A copy of the Annual Report on Form 10-K for Personnel Group of America, Inc. for the year ended December 28, 1997, filed with the Securities and Exchange Commission, may be obtained without charge by writing Ken R. Bramlett, Jr., corporate secretary, at the corporate address.