Form 10-K405, Exhibit 13
period 1999-01-03
PERSONNEL GROUP OF AMERICA INC
filed 1999-04-05
CIK 948850

                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA
(in thousands, except per share data)



                                                                             Fiscal Years Ended
                                                    1998            1997           1996           1995             1994
-------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
Revenues                                         $ 783,925        $475,620       $243,608       $143,243         $125,822
Operating income                                    66,248          37,751         15,454          7,771            4,950
Net income from continuing operations               31,017          17,790          8,304          4,330            2,769
Net income                                       $  31,017        $ 20,202       $ 11,517       $  7,109         $  3,899
Net income per diluted share (1)
     Income from continuing operations           $    0.96        $   0.71       $   0.41       $   0.27(2)            --
     Income from discontinued operations                --            0.09           0.16            .17(2)            --
     Net income                                  $    0.96        $   0.80       $   0.56       $   0.44(2)            --
Weighted average diluted shares outstanding         36,752          28,078         20,432         16,000               --



FINANCIAL POSITION AT YEAR-END
Working capital                                  $  84,151        $ 69,090       $ 26,558       $ 17,719         $ 11,792
Total assets                                       708,890         451,309        293,575         83,441           74,584
Short- and long-term debt                          235,406         152,540         85,147             --               --
Shareholders' equity                               394,630         205,076        183,257         75,986           68,438



FINANCIAL PERFORMANCE
Revenue growth                                        64.8%           95.2%          70.1%          13.8%            17.2%
Operating income margin                                8.5%            7.9%           6.3%           5.4%             3.9%
Net income growth (3)                                 53.5%           75.4%          62.0%          82.3%            53.7%
Net income per diluted share growth (3)               35.2%           73.2%          51.9%            --               --


--------------------------
(1) All share data has been restated to reflect the two-for-one stock split declared by the Company's Board of Directors on March 5, 1998.

(2) Net income per share in 1995 has been computed assuming the 16,000,000 shares issued in the Company's initial public offering in September 1995 were outstanding throughout 1995.

(3) From continuing operations.

                                      TEN

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes appearing elsewhere in this report. The Company's fiscal year ends on the Sunday nearest to December 31 and the fiscal quarters end on the Sunday nearest to the end of the respective calendar quarters.

The Company is organized into two Divisions: the Information Technology Services Division, which provides information technology staffing and consulting services in a range of computer-related disciplines; and the Commercial Staffing Division, which provides a wide variety of temporary office, clerical, light technical and light industrial staffing services. At January 3, 1999, the Information Technology Division was comprised of 20 companies and the Commercial Staffing Division was comprised of 24 companies.

The following table sets forth the number and nature of the Company's offices at the end of the years indicated and at February 17, 1999:

                                      February 17, 1999  1998     1997    1996
------------------------------------------------------------------------------
Information technology services               46           47       30      18
Commercial staffing                          100          100       82      74
                                      ----------------------------------------
         Total offices                       146          147      112      92

In May 1998, the Company completed an offering of 7.0 million shares of common stock. The net proceeds of approximately $133.3 million from this offering were used to repay indebtedness under the Company's $200.0 million revolving credit facility (the "Credit Facility").

Also during 1998, the Company acquired 10 information technology services companies and five commercial staffing companies. The combined revenues of these 15 companies were approximately $259.5 million in 1998. Had the Company owned each of the acquired companies discussed above at the beginning of fiscal 1998, the Company's pro forma 1998 revenues would have been approximately $889.0 million, and 61% and 39% of such revenues would have come from Information Technology Services and Commercial Staffing, respectively.

On December 26, 1997, the Company completed the sale of its healthcare division, for $65.25 million. With the sale of the healthcare division, the Company completed a transformation that began in 1996 when the Company made a strategic commitment to enter the high growth, high margin information technology services business. The gain on the sale of the healthcare division was not material. As a result of the sale, the healthcare division has been reflected as a discontinued operation in the Company's financial statements for all periods presented.

In June and July 1997, the Company completed a private placement of $115.0 million of 5-3/4% Convertible Subordinated Notes due 2004 (the "Notes"). The net proceeds of the Notes were approximately $111.8 million and were used to repay indebtedness under the Credit Facility and retire a separate $10.0 million line of credit.

In June 1996, the Company issued 8,050,000 shares of its common stock in an underwritten public offering (the "Secondary Offering"), which raised approximately $95.6 million of net proceeds for the Company. The net proceeds of the Secondary Offering were used to repay outstanding borrowings under the Credit Facility and to fund several acquisitions.

Each of the Company's acquisitions has been accounted for using the purchase method of accounting, and has been included in the following discussions as applicable since the respective dates of acquisition. The Company allocates the excess of cost over the fair value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. The Company believes that buying market leading companies and then allowing them to maintain their separate identities and independence preserves the goodwill for an unlimited period. Although the Company believes that goodwill has an unlimited life, the Company amortizes such costs on a straight-line basis over 40 years. Intangible assets represented 76.2% of total assets and 136.8% of total shareholders' equity at January 3, 1999. The Company periodically evaluates the recoverability of its investment in excess of cost over fair value of net assets acquired and other intangibles in relation to anticipated future cash flows on an undiscounted basis. Based on this assessment, the Company expects its investments in intangible assets to be fully recovered.

In the future, the Company's revenues and expenses may be significantly affected by the number and timing of the opening or acquisition of additional offices or businesses. The timing of such expansion activities also can affect period-to-period comparisons of the Company's operations.

The information technology services business is affected by the timing of holidays and seasonal vacation patterns, generally resulting in lower IT revenues and lower operating margins in the fourth quarter of each year. The commercial staffing business is subject to the seasonal impact of summer and holiday employment trends. Typically, the second six months of each calendar year is more heavily affected as companies tend to increase their use of temporary personnel during this period. While the commercial staffing industry is cyclical, the Company believes that the broad geographic coverage of its operations, its emphasis

                                     ELEVEN
on high-end clerical staffing and its rapid expansion into the less cyclical information technology staffing and consulting sector may partially mitigate the adverse effects of economic cycles in a single industry or geographic region.

OUTLOOK

This outlook section contains a number of forward-looking statements, all of which are based on current expectations. This section should be read in conjunction with "Forward-Looking Information" below. Actual results may differ materially. PGA's fourth quarter 1998 earnings marked the 14th consecutive quarter in which the Company has met or exceeded consensus earnings per share expectations and the 10th consecutive quarter in which net income from continuing operations exceeded the same quarter in the prior year by more than 50%. In March 1999, however, the Company announced that earnings for the first quarter of 1999 would be below expectations as the result of a shortfall in Commercial Staffing revenues and a decline in IT Division gross margin percentages caused by lower than expected consultant utilization rates in January and February. Although the Company believes that its businesses are fundamentally sound and remains committed to its operating model and growth strategy, as a result of the slow start in 1999, the Company also announced that it was lowering its financial goals for 1999 and reduced its expectations for 1999 earnings per share. In light of the lower expectations, the Company announced that it was implementing contingency plans to reduce costs and maximize profits. Although IT Division gross margin percentage increased in March as the result of corrective actions taken to restore utilization rates to historical levels, there can be no assurance that the increased gross margin percentage will be sustainable for the balance of 1999. Additionally, there can be no assurance that Commercial Staffing revenue growth will improve significantly short-term. The persistence of either of these conditions could have an adverse effect on the Company's financial condition and results of operations in 1999, and that effect could be material.

In addition to the conditions described in the Company's first quarter pre-announcement, management currently expects IT Division and Commercial Staffing internal growth for 1999 in the ranges of 13% to 17% and mid-single digits, respectively. These revenue growth expectations are down from 1998 growth rates for the Company, but management believes that expected 1999 growth rates are at or above expected industry growth rates for the Company's sectors. Demand for the Company's services remains strong generally, and management believes that the Company can continue to meet its long-term financial goals notwithstanding the lowered expectations for internal revenue growth and the short-term impact of the conditions reported in its first quarter 1999 earnings pre-announcement.

OVERVIEW

The following table summarizes certain income statement information for the Company for the years ended January 3, 1999, December 28, 1997 and December 29, 1996 (dollars in thousands):

                                                                  1998                  1997                    1996
--------------------------------------------------------------------------------------------------------------------------
Revenues:
  Information technology services                        $445,485      56.8%    $249,749      52.5%    $ 55,472       22.8%
  Commercial staffing                                     338,440      43.2%     225,871      47.5%     188,136       77.2%
                                                         -----------------------------------------------------------------
       Total revenues                                     783,925     100.0%     475,620     100.0%     243,608      100.0%
  Direct cost of services                                 564,711      72.0%     349,616      73.5%     186,338       76.5%
                                                         -----------------------------------------------------------------
  Gross profit                                            219,214      28.0%     126,004      26.5%      57,270       23.5%

Selling, general and administrative                       136,937      17.5%      79,216      16.7%      38,454       15.8%
Depreciation and amortization                              16,029       2.0%       9,037       1.9%       3,362        1.4%
                                                         -----------------------------------------------------------------
       Total operating expenses                           152,966      19.5%      88,253      18.6%      41,816       17.2%
Operating income                                           66,248       8.5%      37,751       7.9%      15,454        6.3%
Interest expense                                           12,491       1.6%       6,951       1.5%       1,155        0.5%
                                                         -----------------------------------------------------------------
Income from continuing operations before income taxes      53,757       6.9%      30,800       6.5%      14,299        5.9%
Provision for income taxes                                 22,740       2.9%      13,010       2.7%       5,995        2.5%
                                                         -----------------------------------------------------------------
Income from continuing operations                          31,017       4.0%      17,790       3.7%       8,304        3.4%
Income from discontinued operations, net of taxes              --       N/A        2,412       0.5%       3,213        1.3%
                                                         -----------------------------------------------------------------
       Net income                                        $ 31,017       4.0%    $ 20,202       4.2%    $ 11,517        4.7%
                                                         =================================================================

RESULTS OF OPERATIONS

YEAR ENDED JANUARY 3, 1999, VERSUS YEAR ENDED DECEMBER 28, 1997

REVENUES

Total revenues increased 64.8% to $783.9 million in 1998 from $475.6 million in 1997. Information Technology Services revenue grew 78.4% as the Company continued its aggressive acquisition program and experienced strong internal growth as same store sales grew 20.9% in 1998 over 1997. Commercial Staffing Division revenue grew 49.8% as the result of the contribution of revenues from the commercial staffing companies acquired by the Company in 1997 and 1998 and strong same store sales growth. Commercial Staffing same store sales growth was approximately 11.3% in 1998 over 1997. High internal growth rates were due primarily to the continued strong demand for


                                     TWELVE
information technology services and a significant new customer relationship in the Commercial Staffing Division. Demand for the Company's services remains strong, but management does not expect 1999 internal growth rates to remain at 1998 levels.

DIRECT COST OF SERVICES AND GROSS PROFIT

Direct costs, consisting of payroll and related expenses of consultants and temporary workers, increased 61.5% to $564.7 million in 1998. Gross profit as a percentage of revenue increased 150 basis points to 28.0% from 26.5% during 1997. This increase in gross profit as a percentage of revenue reflected the Company's continued expansion into the higher margin information technology staffing and consulting sectors and the acquisition of several companies that provide high margin permanent placement services. Information Technology Services revenues represented 57% of total revenues in 1998, up from 53% in 1997. Although pay rate increases in 1998 were generally passed on to the Company's customers through higher bill rates, there can be no assurances that the Company will be able to pass on pay rate increases to its customers in the future.

OPERATING EXPENSES

Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, increased 73.3% to $153.0 million in 1998 from $88.3 million in 1997. As a percentage of revenues, selling, general and administrative expenses increased to 17.5% in 1998 from 16.7% in 1997. This increase was caused by investments in management personnel and management systems, the continued business mix shift to IT services, and several recent acquisitions of companies that provide information technology and permanent placement services. Both of these lines of business typically carry higher gross margins, as well as higher selling, general and administrative expenses as a percentage of sales, than Commercial Staffing. In addition, depreciation and amortization expense increased to 2.0% of revenues in 1998 from 1.9% in 1997 due to increased amortization expense resulting from the acquisitions completed by the Company.

INTEREST EXPENSE

Interest expense increased to $12.5 million in 1998 from $7.0 million in 1997 as the Company continued to borrow funds to finance its acquisition strategy. See "Liquidity and Capital Resources."

INCOME TAX EXPENSE

The effective tax rate increased to 42.3% in 1998 from 42.2% in 1997. This increase was due to higher nondeductible amortization expense from acquisitions in relation to pretax income. The Company's effective tax rate has historically been higher than the U.S. federal statutory rate of 35% primarily due to state income taxes and nondeductible amortization expense.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations increased 74.4% to $31.0 million in 1998 (or 4.0% of revenue) from $17.8 million (3.7% of revenue) in 1997 due to the factors discussed above.

YEAR ENDED DECEMBER 28, 1997, VERSUS YEAR ENDED DECEMBER 29, 1996

REVENUES

Total revenues increased 95.2% to $475.6 million in 1997 from $243.6 million in 1996. Information Technology Services revenue grew 350.2% as the Company continued its aggressive acquisition program with six IT acquisitions in 1997. In addition, the Company experienced strong internal growth, as on a proforma basis, Information Technology Services revenues grew 34.7% in 1997 over 1996. Commercial Staffing Division revenue grew 20.1%, as the result of the contribution of revenues from the four commercial staffing companies acquired by the Company in 1997 and as a result of proforma internal growth of 9.0% in 1997 over 1996. High internal growth rates were due to the continued strong demand for IT services and the increasing acceptance by businesses and other organizations in the use of a contingent workforce.

DIRECT COST OF SERVICES AND GROSS PROFIT

Direct costs, consisting of payroll and related expenses of consultants and temporary workers, increased 87.6% to $349.6 million from $186.3 million in 1996. Gross margin as a percentage of revenue increased 300 basis points to 26.5% from 23.5% during 1996. This increase reflected the Company's continued expansion into the higher margin information technology staffing and consulting sectors. Information Technology Services revenues represented 52.5% of total revenues in 1997, up from 22.8% in 1996. Gross profit margins in the Information Technology and Commercial Staffing divisions remained consistent with 1996 margins as pay rate pressures were generally passed on through higher bill rates.

OPERATING EXPENSES

Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, increased 111.1% to $88.3 million in 1997 from $41.8 million in 1996. As a percentage of revenues, selling, general and administrative expenses increased to 16.7% in 1997 from 15.8% for 1996 primarily due to higher selling, general and administrative costs in the Information Technology Division as compared to the Commercial Staffing Division. Depreciation and amortization expense recognized during 1997 increased to 1.9% of revenues from 1.4% of revenues for 1996 primarily due to the acquisitions completed during 1997 and throughout 1996.

                                    THIRTEEN

INTEREST EXPENSE

Interest expense increased to $7.0 million in 1997 as the Company borrowed funds to continue its aggressive acquisition strategy. The Company completed in June and July 1997 a private placement of $115.0 million of the Notes. In addition, the Company continued to borrow funds under its Credit Facility and from certain owner-sellers of acquired businesses to finance acquisitions. Borrowings for acquisitions were minimized in 1996 due to the proceeds received from the June 1996 Equity Offering. See "Liquidity and Capital Resources."

INCOME TAX EXPENSE

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

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations increased 114.2% to $17.8 million in 1997 (or 3.7% of revenue) from $8.3 million (3.4% of revenue) in 1996 due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of cash are from operations, borrowings under its Credit Facility and proceeds of public equity and debt offerings. The Company's principal uses of cash are to finance working capital and to fund acquisitions and capital expenditures.

For the year ending January 3, 1999, cash provided by operating activities increased to $28.9 million, primarily as a result of higher earnings before depreciation and amortization in 1998, offset by increases in receivables reflecting the growth in the volume of business over the prior year. As of January 3, 1999, receivables for the Information Technology Services Division and the Commercial Staffing Division remained outstanding an average of 57 and 46 days, respectively, after billing. In the aggregate, days sales outstanding were 52 and 48 days at January 3, 1999 and December 28, 1997, respectively. The increase in days sales outstanding is primarily the result of the ongoing business mix shift into IT services. Cash used for investing activities increased to $241.1 million in 1998 from $91.0 million in 1997 primarily as a result of $259.1 million of cash used for acquisitions, including contingent earnout payments, in 1998, up from $115.7 million in 1997.

Cash generated from financing activities increased to $212.5 million in 1998 from $63.1 million in 1997, primarily as a result of the net proceeds of $133.3 million received in connection with the issuance of 7.0 million shares of Common Stock in May 1998 and from additional borrowings under the Credit Facility.

As of January 3, 1999, the Company was obligated under certain acquisition agreements to repay seller notes during the next two years of $8.4 million in the aggregate and to make contingent earnout payments of $9.5 million to former owners of acquired businesses in connection with the performance of such businesses in 1998. Earnout payments based on earnings for periods ending after December 31, 1998 and beyond are contingent on the future performance of such acquired businesses, and thus the actual amount cannot be determined until such date. The Company estimates, based on certain assumptions as to future performance of such acquired businesses, that aggregate earnout payments may be in the range of $6.0 million to $14.0 million for 1999, $15.0 million to $30.0 million for the year 2000, and $8.0 million to $15.0 million for 2001. There can be no assurance, however, that the future performance of the acquired businesses will be consistent with the assumptions used in establishing the foregoing estimates, or that the actual amounts of any earnout payments will not differ materially from the estimates set forth herein.

The Company expects to spend approximately one percent of its annual revenues in 1999 on management information systems and other capital expenditures not directly related to acquisitions. The Company recently initiated a project to replace the financial and human resource systems for its information technology companies. Installation of these systems for the existing companies is expected to continue through the year 2000. There can be no assurance that there will not be unanticipated costs or delays associated with these installations or that the systems will operate as expected.

On October 6, 1998, the Company's Board of Directors authorized a share repurchase program, which was subsequently expanded, covering up to $52.0 million of its outstanding shares of common stock in the aggregate (including shares previously purchased under the program). Share repurchases made under this program will be made from time to time in accordance with applicable securities regulations in open market or privately negotiated transactions. As of January 3, 1999, the Company had made no repurchases under this program. As of March 25, 1999, the Company had purchased 3.6 million shares of Common Stock in the aggregate for a purchase price of $25.6 million. The purchases were made in the open market and were financed with borrowings under the Credit Facility. The repurchased shares will be held in the Company's treasury and will be available for resale and for general corporate purposes. Any additional purchases will also be financed through the Credit Facility.

                                    FOURTEEN

The Credit Facility is a five-year $200.0 million revolving line of credit due June 2002. As of March 25, 1999, $120.0 million of borrowings were outstanding under the Credit Facility and approximately $6.1 million had been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation programs. At March 25, 1999, the amount available for borrowing under the credit facility was approximately $73.9 million. An additional $7.9 million will be borrowed under the Credit Facility to pay for shares acquired as of March 25, 1999. In 1998, the weighted average interest rate under the Credit Facility was 7.0%.

The Company believes that cash flow from operations, borrowing capacity under its Credit Facility and other available financing alternatives, including offerings of debt or equity securities of the Company will be adequate to meet its presently anticipated needs for working capital, capital expenditures, acquisitions, and share repurchases. There can be no assurance, however, that other alternative sources will be available on favorable terms.

New Accounting Pronouncements. The Company will adopt SOP98-1, Accounting for the Costs of Computer Software Developed for Internal Use, which requires the capitalization of certain costs related to the development of software for internal use in fiscal year 1999. The Company believes the adoption of this standard will not have a material impact on its financial results.

Year 2000 Compliance. The Company initiated a project in 1998 to replace the financial and human resource systems for its existing information technology companies. In addition, the Company expects to complete the installation of branch payroll and billing systems at its existing commercial staffing companies during 1999. Management believes that these new systems are year 2000 compliant based on representations from the software vendors. The Company also believes that its other key computer systems and related software, including systems used at corporate headquarters are substantially year 2000 compliant. An assessment to determine what modifications are necessary to other systems is underway. The Company expects to complete this assessment and make any necessary modifications by the end of the third quarter of 1999. As of January 3, 1999, approximately $0.4 million has been expensed related to the assessment and remediation of year 2000 issues. The Company estimates the total expense will be between $1.0 million and $1.2 million. In addition, the Company is assessing the year 2000 preparedness of its vendors and customers. To date, no significant concerns have been identified. However, there can be no assurance that no year 2000 problems or expenses will arise with the Company's computer systems, software or equipment or in the computer systems, software or equipment of the Company's vendors and customers. Upon completion of discussions with the Company's vendors and customers, the Company will assess the need for contingency plans in the case of failure of computer systems and software of either the Company or its vendors and customers.

Due to the Company's dependence upon, and its current uncertainty with, the year 2000 compliance of certain government agencies, third-party suppliers, vendors and customers with whom the Company deals, the Company is unable to determine at this time its most reasonably likely worst case scenario. While costs related to the lack of year 2000 compliance by third parties, business interruptions, litigation and other liabilities related to year 2000 issues could materially and adversely affect the Company's business, results of operations and financial condition, the Company expects its internal year 2000 compliance efforts to reduce significantly the Company's level of uncertainty about the impact of year 2000 issues.

The Company's Information Technology Services Division performs work for clients to assist them in modifying their computer systems and software to make them year 2000 compliant, although this type of work does not represent a significant portion of the Division's services. Generally, this work is performed under the direction and supervision of the client and the Company seeks to limit its liability contractually. Additionally, the Company maintains errors and omissions insurance to protect against these risks. Although the Company does not believe that it will incur material liabilities to clients for its work on their year 2000 projects, there can be no assurance that the Company will not incur liabilities or that liabilities, if any, will not be material.

MARKET RISK DISCLOSURES

The Company's outstanding debt under the Credit Facility at January 3, 1999, was $110.0 million. Interest on borrowings under the Credit Facility is based on LIBOR plus a variable margin. Based on the outstanding balance at January 3, 1999, a change of 1% in the interest rate would cause a change in interest expense of approximately $1.1 million on an annual basis.

In early June and July 1997, the Company issued $115.0 million of the Notes. The fair value of the Notes at January 3, 1999, was $133.0 million, as compared to the carrying value of $115.0 million.

FORWARD-LOOKING INFORMATION

This report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," may contain various "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, that are based on management's belief and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "believe," "estimate," "expect" and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or financial condition may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's actual results, performance or financial condition are fluctuations in the economy, the degree and nature of competition, demand for the Company's services, including the impact of changes in utilization rates and unexpected changes in demand attributable to the Year 2000 phenomenon, changes in laws and regulations affecting the Company's business, the Company's ability to complete acquisitions and integrate the operations of acquired businesses, to recruit and place temporary professionals, to expand into new markets, and to maintain profit margins in the face of pricing pressures and wage inflation and other matters discussed in this report and the Company's other filings with the Securities and Exchange Commission.


                                    FIFTEEN

CONSOLIDATED BALANCE SHEETS
January 3, 1999, and December 28, 1997
(in thousands, except per share data)


                                                                                                   1998            1997
---------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                       $     962       $     642
  Accounts receivable, net of allowance for doubtful accounts of $2,031
    and $1,063 in 1998 and 1997, respectively                                                       129,761          77,869
  Prepaid expenses and other current assets                                                           6,967           1,674
  Deferred income taxes                                                                               5,149           4,165
  Notes receivable from sale of discontinued operation                                                  885          36,276
                                                                                                  -------------------------
        Total current assets                                                                        143,724         120,626

Property and equipment, net                                                                          20,290           9,162
Intangible assets, net                                                                              539,977         316,413
Other assets                                                                                          4,899           5,108
                                                                                                  -------------------------
        Total assets                                                                              $ 708,890       $ 451,309
                                                                                                  =========================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt                                                               $   9,150       $   7,490
  Accounts payable                                                                                    5,310           2,200
  Accrued wages, benefits and other                                                                  42,604          32,321
  Income taxes payable                                                                                2,509           9,525
                                                                                                  -------------------------
        Total current liabilities                                                                    59,573          51,536

Long-term debt                                                                                      226,256         145,050
Other long-term liabilities                                                                          28,431          49,647
                                                                                                  -------------------------
        Total liabilities                                                                           314,260         246,233

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value; shares authorized 5,000; no shares issued and outstanding             --              --
  Common stock, $.01 par value; shares authorized 95,000; 32,929 and 24,278 shares
    issued and outstanding in 1998 and 1997, respectively                                               329             242
  Additional paid-in capital                                                                        329,383         171,038
  Retained earnings                                                                                  65,083          34,066
  Deferred compensation                                                                                (165)           (270)
                                                                                                  -------------------------
       Total shareholders' equity                                                                   394,630         205,076
                                                                                                  -------------------------
       Total liabilities and shareholders' equity                                                 $ 708,890       $ 451,309
                                                                                                  =========================

      The accompanying notes are an integral part of these balance sheets.

                                    SIXTEEN

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended January 3, 1999, December 28, 1997, and December 29, 1996 (in thousands, except per share data)



                                                                    1998          1997          1996
-------------------------------------------------------------------------------------------------------
REVENUES                                                          $783,925      $475,620      $243,608
DIRECT COST OF SERVICES                                            564,711       349,616       186,338
                                                                  ------------------------------------
GROSS PROFIT                                                       219,214       126,004        57,270

SELLING, GENERAL AND ADMINISTRATIVE                                136,937        79,216        38,454
DEPRECIATION AND AMORTIZATION                                       16,029         9,037         3,362
                                                                  ------------------------------------
OPERATING INCOME                                                    66,248        37,751        15,454

INTEREST EXPENSE                                                    12,491         6,951         1,155
                                                                  ------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES               53,757        30,800        14,299
PROVISION FOR INCOME TAXES                                          22,740        13,010         5,995
                                                                  ------------------------------------
INCOME FROM CONTINUING OPERATIONS                                   31,017        17,790         8,304
                                                                  ------------------------------------
DISCONTINUED OPERATIONS:
   Income from discontinued operations, net of taxes                    --         2,323         3,213
   Gain on disposal of discontinued operations, net of taxes            --            89            --
                                                                  ------------------------------------
         Total discontinued operations                                  --         2,412         3,213
                                                                  ------------------------------------
NET INCOME                                                        $ 31,017      $ 20,202      $ 11,517
                                                                  ====================================
NET INCOME PER BASIC SHARE:
   Income from continuing operations                              $   1.05      $   0.74      $   0.41
   Income from discontinued operations, net of taxes                    --          0.10          0.16
                                                                  ------------------------------------
          NET INCOME PER BASIC SHARE                              $   1.05      $   0.83      $   0.56
                                                                  ====================================
NET INCOME PER DILUTED SHARE
   Income from continuing operations                              $   0.96      $   0.71      $   0.41
   Income from discontinued operations, net of taxes                    --          0.09          0.16
                                                                  ------------------------------------
          NET INCOME PER DILUTED SHARE                            $   0.96      $   0.80      $   0.56
                                                                  ====================================

WEIGHTED AVERAGE BASIC SHARES OUTSTANDING                           29,600        24,204        20,432
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING                         36,752        28,078        20,432

        The accompanying notes are an integral part of these statements.

                                   SEVENTEEN

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended January 3, 1999, December 28, 1997, and December 29, 1996 (in thousands)


                                                                 Additional                                Total
                                              Common Stock         Paid-In      Retained     Deferred   Shareholders'
                                           Shares      Amount      Capital      Earnings   Compensation    Equity
---------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1995                  8,000      $ 80      $  73,559       $ 2,347         --       $ 75,986
                                           =======================================================================
Issuance of common stock                    4,025        40         95,589            --         --         95,589
Exercises of stock options                      9        --            125            --         --            125
Net income                                     --        --             --        11,517         --         11,517
                                           -----------------------------------------------------------------------
BALANCE, December 29, 1996                 12,034      $120      $ 169,273       $13,864         --       $183,257
                                           =======================================================================
Exercises of stock options                     95         1          1,570            --         --          1,571
Issuance of restricted stock                   10        --            316            --       (316)            --
Amortization of deferred compensation          --        --             --            --         46             46
Net income                                     --        --             --        20,202         --         20,202
Two-for-one stock split                    12,139       121           (121)           --         --             --
                                           -----------------------------------------------------------------------

BALANCE, December 28, 1997                 24,278      $242      $ 171,038       $34,066      $(270)      $205,076
                                           =======================================================================
Issuance of common stock                    7,000        70        133,230            --         --        133,300
Stock issued for acquisitions               1,368        14         22,160            --         --         22,174
Stock issued for employee
         stock purchase plan and
         exercises of stock options           283         3          2,955            --         --          2,958
Amortization of deferred compensation          --        --             --            --        105            105
Net income                                     --        --             --        31,017         --         31,017
                                           -----------------------------------------------------------------------

Balance, January 3, 1999                   32,929      $329      $ 329,383       $65,083      $(165)      $394,630
                                           =======================================================================


        The accompanying notes are an integral part of these statements.

                                    EIGHTEEN

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended January 3, 1999, December 28, 1997, and December 29, 1996 (in thousands)

                                                                                    1998            1997            1996
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income from continuing operations                                         $  31,017       $  17,790       $   8,304
   Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation and amortization                                             16,029           9,037           3,362
          Deferred income taxes, net                                                 5,822           3,083            (286)
          Changes in assets and liabilities:
             Accounts receivable                                                   (21,248)        (14,684)         (8,890)
             Prepaid assets and other, net                                          (2,597)           (430)            (83)
             Accounts payable and accrued liabilities                                 (297)          9,238
                                                                                                                     6,091
             Income taxes payable                                                      216            (597)         (1,026)
                                                                                 -----------------------------------------
                Net cash provided by operating activities                           28,942          23,437           7,472

CASH FLOWS FROM INVESTING ACTIVITIES:

   Cash used in acquisitions, net of cash acquired                                (259,057)       (115,663)       (155,837)
   Net cash provided (used) by discontinued operations                              28,012          29,812          (5,535)
   Purchase of  property and equipment, net                                        (10,028)         (5,162)         (3,239)
                                                                                 -----------------------------------------
                Net cash used in investing activities                             (241,073)        (91,013)       (164,611)

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from issuance of common stock, net                                     133,300              --          95,629
   Proceeds from convertible subordinated notes issuance, net                           --         111,750              --
   Repayments under Credit Facility                                               (222,450)       (190,632)        (30,775)
   Borrowings under Credit Facility                                                308,450         147,307          98,100
   Proceeds from employee stock purchase plan and exercise of stock options          3,066           1,617             125
   Repayments of seller notes and acquired indebtedness                             (9,915)         (6,935)         (5,524)
                                                                                 -----------------------------------------
              Net cash provided by financing activities                            212,451          63,107         157,555
                                                                                 -----------------------------------------

Net increase (decrease) in cash and cash equivalents                                   320          (4,469)            416

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   $     642       $   5,111       $   4,695
                                                                                 =========================================
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $     962       $     642       $   5,111
                                                                                 =========================================

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash payments during the period for:
   Income taxes                                                                  $  17,523       $  10,888       $   9,617
   Interest                                                                      $  11,969       $   5,042       $   1,307

        The accompanying notes are an integral part of these statements.

                                    NINETEEN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)


1. ORGANIZATION AND NATURE OF OPERATIONS:

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Personnel Group of America, Inc. and subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated.

The Company's fiscal years ended January 3, 1999, December 28, 1997, and December 29, 1996 are referred to herein as 1998, 1997 and 1996, respectively.

NATURE OF OPERATIONS

The Company operates through a network of Company-operated offices. The Company is organized into two Divisions: the Information Technology Services Division, which provides information technology staffing and consulting services in a range of computer-related disciplines; and the Commercial Staffing Division, which provides temporary office, clerical and light industrial and light technical services. At January 3, 1999, the Information Technology Services Division was comprised of 20 companies and the Commercial Staffing Division was comprised of 24 companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

INTANGIBLE ASSETS

The Company's businesses were acquired from unrelated third parties in exchange for cash and other consideration. Excess of cost over fair value of net assets acquired resulting from such acquisitions have been recorded on the books of the Company at historical cost and is amortized on a straight-line basis over 40 years. Other intangible assets consist mainly of covenants not to compete. Accumulated amortization of intangible assets was $23,332 at January 3, 1999, and $11,346 at December 28, 1997. Amortization expense for fiscal years 1998, 1997 and 1996 was $11,986, $6,494 and $2,266, respectively.

The Company periodically evaluates the recoverability of its investment in excess of cost over fair value of net assets acquired and other intangibles in relation to anticipated future cash flows on an undiscounted basis. Based on this assessment, the Company expects its investment in excess of cost over fair value of net assets acquired and other intangibles to be fully recovered.

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

                                     TWENTY

3. ACQUISITIONS:

During 1998, the Company acquired the following businesses in 15 separate transactions:



Name of Business                         Type of Business        Date Acquired
-------------------------------------------------------------------------------
Ann Wells Personnel Services           Commercial Staffing       January 1998
Corporate Staffing                     Commercial Staffing       January 1998
Creative Temporaries                   Commercial Staffing       January 1998
Advanced Business Consultants          Information Technology    February 1998
IMA Plus                               Information Technology    March 1998
The Temporary Connection               Commercial Staffing       March 1998
Trilogy Consulting                     Information Technology    April 1998
Sloan Staffing Services                Commercial Staffing       May 1998
Careers                                Information Technology    June 1998
IMS Consulting, Inc.                   Information Technology    June 1998
Gentry, Inc.                           Information Technology    July 1998
PALADIN Consulting                     Information Technology    August 1998
Keiter Stephens Computer Services      Information Technology    September 1998
InfoTech Contract Services             Information Technology    November 1998
RealTime Consulting                    Information Technology    November 1998

During 1997, the Company acquired the following businesses in seven separate transactions:

Name of Business                         Type of Business        Date Acquired
--------------------------------------------------------------------------------
Word Processing Professionals          Commercial Staffing       January 1997
Energetix                              Information Technology    February 1997
Lipson Conroy Services                 Information Technology    April 1997
Lloyd Ritter Consulting                Information Technology    April 1997
Vital Computer Services International  Information Technology    June 1997
DRACS Consulting Group                 Information Technology    September 1997
Jeffrey Staffing Group*                Commercial Staffing       September 1997
BAL Associates                         Information Technology    December 1997

*  Includes Franklin Pierce, Scott Wayne and Integrity Technical Services

These acquisitions are collectively referred to hereinafter as the "Transactions" and the acquired businesses are collectively referred to hereinafter as the "Acquired Companies." The companies acquired in 1998 had combined annual revenues of approximately $259,500 in 1998.

In 1998 and 1997, the Company paid approximately $220,000 and $112,500, respectively, in cash and notes to consummate the Transactions (which included direct acquisition costs but excluded contingent earnout payments associated with certain of the Transactions). In addition, certain sellers of the acquired companies received common stock of the Company valued at $22,174, as of the acquisition date. Certain of the acquisitions provide for additional purchase price consideration upon attainment of certain earnings targets for various periods during the next three years. The Company paid $35,985 and $3,421 in contingent consideration in 1998 and 1997, respectively. The Company has recorded $9,466 of contingent consideration to be paid in 1999, relating to 1998 earnings. Contingent earnout payments based on periods ending after December 31, 1998, and beyond are contingent on the future performance of such acquired businesses and thus the actual amount cannot be determined until such date. Any additional consideration will be recorded as additional purchase price when earned and will increase the amount of excess of cost over fair value of net assets acquired. All of the Transactions have been accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the entities acquired, based on preliminary allocations, were recorded at their estimated fair values at the dates of the acquisitions and the results of operations of the Acquired Companies have been included in the Company's consolidated results of operations from the dates of the respective acquisitions. Final allocation of the purchase price may result in adjustments to the amounts previously recorded as excess of cost over fair market value of net assets acquired.

                                   TWENTY-ONE

The following table presents the Company's pro forma consolidated results of operations for 1998 and 1997, as if the Transactions had occurred on December 30, 1996:

                                                   1998          1997
-------------------------------------------------------------------------------
Revenues                                         $889,016      $767,175
Net income from continuing operations               33,54        22,706
Net income per diluted share                     $   1.01      $   0.85
Weighted average diluted shares outstanding        37,348        29,442


4.  DISCONTINUED OPERATIONS:

On December 26, 1997, the Company completed the sale of its Healthcare Division to Nursefinders Acquisition Corp. (the "Purchaser"), a corporation organized by Atlantic Medical Management, L.L.C. and CIBC Capital Partners, for $65,250. The assets, liabilities, results of operations and cash flows of the Healthcare Division have been segregated and reported as discontinued operations for all periods presented, and previously reported results have been restated. The sale of Nursefinders resulted in a gain of $89. The total proceeds received in connection with the sale were used to repay outstanding borrowings under the Credit Facility (See Note 11).

During 1997 and 1996, the Company allocated interest expense to the discontinued operation based on the ratio of net assets of the discontinued operation to the total net assets of the consolidated Company. Interest expense allocated in 1997 and 1996 was $2,217 and $445, respectively. No other corporate overhead expenses have been allocated to the discontinued operation.



Summary operating results of the discontinued operation were as follows:

                                   1997          1996
-------------------------------------------------------------------------------
Revenues                        $133,442      $122,937
Total expenses                   129,438       117,387
                                ----------------------
Income before income taxes         4,004         5,550
Provision for income taxes         1,681         2,337
                                ----------------------
Net income                      $  2,323      $  3,213
                                ======================



5.  ACCOUNTS RECEIVABLE:

Accounts receivable consisted of the following at January 3, 1999 and December 28, 1997:


                                               1998           1997
-------------------------------------------------------------------------------
Trade accounts receivable                   $ 131,792       $ 78,932
Less - Allowance for doubtful accounts         (2,031)        (1,063)
                                            ------------------------
                                            $ 129,761       $ 77,869
                                            ========================


The following table sets forth further information on the Company's allowance for doubtful accounts:


                     Balance at  Charged to               Balance
                      Beginning  Costs and                 at End
Year Ended            of Period   Expenses   Deductions   of Period
-------------------------------------------------------------------

January 3, 1999        $1,063      $1,601      $(633)      $2,031
December 28, 1997         519       1,138       (594)       1,063
December 29, 1996         332         899       (712)         519



                                   TWENTY-TWO

6.  PROPERTY AND EQUIPMENT, NET:

Property and equipment, net, consisted of the following at January 3, 1999, and December 28, 1997:

                                       1998           1997
------------------------------------------------------------
Software and computer equipment      $ 20,943       $  9,504
Furniture and other equipment           5,777          3,145
Leasehold improvements                  1,680            589
                                     -----------------------
                                       28,400         13,238
Less - Accumulated depreciation        (8,110)        (4,076)
                                     -----------------------
                                     $ 20,290       $  9,162
                                     =======================



7. ACCRUED WAGES, BENEFITS AND OTHER:

Accrued liabilities consisted of the following at January 3, 1999, and December 28, 1997:


                                             1998         1997
----------------------------------------------------------------

Accrued wages and benefits                  $34,621      $19,544
Accrued interest                                460        4,073
Accrued workers' compensation benefits        1,700        1,616
Other                                         5,823        7,088
                                            --------------------
                                            $42,604      $32,321
                                            ====================


8.  OTHER LONG-TERM LIABILITIES:

Other long-term liabilities consisted of the following at January 3, 1999, and December 28, 1997:


                                                 1998         1997
--------------------------------------------------------------------
Amounts due sellers of acquired businesses      $12,709      $41,084
Deferred tax liabilities                         11,926        4,428
Workers' compensation reserves and other          3,796        4,135
                                                --------------------
                                                $28,431      $49,647
                                                ====================


The amounts due sellers of acquired businesses are mainly for contingent purchase price consideration based upon the results of 1998. Of the amounts due at January 3, 1999, $10,876 is due in 1999, and will be refinanced with borrowings under the Credit Facility (see Note 11).

9.  EMPLOYEE BENEFIT PLANS:

The Company has 401(k) profit sharing and nonqualified profit sharing plans, which cover substantially all of its employees. Company contributions or allocations are made on a discretionary basis for these plans (except for matching contributions made to certain 401(k) profit sharing plans as required by the terms of such plans). Contributions charged to operating expenses were $1,889, $523 and $492 for the years ended January 3, 1999, December 28, 1997, and December 29, 1996, respectively.

The Company does not provide postretirement health care and life insurance benefits to retired employees or postemployment benefits to terminated employees.

10. CAPITAL STOCK AND STOCK OPTIONS (in thousands, except share and per share data):

On October 6, 1998, the Company's Board of Directors authorized a share repurchase program covering up to 12.5% of its then outstanding shares of common stock. Share repurchases made under this program will be made from time to time in accordance with applicable securities regulations in open market or privately negotiated transactions. As of January 3, 1999, the Company had made no repurchases under this program. In March 1999, the Company's Board of Directors authorized an expansion of its share repurchase program to allow for repurchases of common stock not to exceed $52,000 in the aggregate (including repurchases made prior to the expansion of the program). As of March 25, 1999, the Company has purchased an aggregate of 3.6 million shares of common stock for a purchase price of $25,562. The purchases were made in the open market and were financed through the Company's Credit Facility. The repurchased shares will be held in PGA's treasury and will be available for resale and for general corporate purposes.

                                  TWENTY-THREE

In May 1998, the Company completed an offering of 7.0 million shares of common stock. The net proceeds of $133,300 were used to repay indebtedness under the Company's Credit Facility (see Note 11).

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

In June 1996, the Company issued 8,050,000 shares of its common stock in an underwritten public offering (the "Secondary Offering"), which raised $95,629 for the Company, net of offering expenses. The proceeds from the Secondary Offering were used to repay outstanding borrowings under the Company's Credit Facility and to fund several acquisitions.

The Company's Board of Directors adopted its 1995 Equity Participation Plan (the "Incentive Plan") to attract and retain officers, key employees, consultants and directors. The Incentive Plan has reserved for issuance 15% of the common stock issued and outstanding from time to time. The Incentive Plan allows for the issuance of options, stock appreciation rights, and other awards, or as restricted or deferred stock awards under the Incentive Plan. Incentive stock options may be granted only to employees and, when granted, have an exercise price equal to at least 100% of fair market value of common stock on the grant date and a term not longer than 10 years.

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

The Company's Board of Directors adopted the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") for the purpose of encouraging employee participation in the ownership of the Company. Under the Stock Purchase Plan, employees may elect to have payroll deductions made to purchase the stock at a discount. At the end of each quarterly purchase period, each participant's payroll deductions are used to acquire common stock of the Company at a price equal to 85% of the market value on either the first or last day of the quarterly purchase period, whichever is lower. At January 3, 1999, 234,889 shares of common stock had been issued and an additional 765,111 were reserved for issuance under the Stock Purchase Plan.

In 1997, the Company issued each outside member of the Board of Directors a deferred share grant of 2,500 shares of common stock, for a total of 10,000 shares. The shares will vest ratably over a three-year period. The non-vested portion of the deferred share grant is included as deferred compensation on the Company's Statement of Shareholders' Equity.

                                  TWENTY-FOUR

A summary of stock option activity follows:



                                                     Weighted
                                       Shares         Average
                                       Under         Price Per
                                       Option          Share
--------------------------------------------------------------

Outstanding, December 31, 1995          865,410      $    6.93
  Granted in 1996                       841,296          12.66
  Exercised                              18,620           6.69
  Canceled                               48,180           7.31
                                     ----------      ---------

Outstanding, December 29, 1996        1,639,906      $   10.15
                                     ==========      =========
  Granted in 1997                       867,792          15.50
  Exercised                             190,196           8.26
  Canceled                              121,950          10.32
                                     ----------      ---------

Outstanding, December 28, 1997        2,195,552      $   12.20
                                     ==========      =========
  Granted in 1998                     1,181,416          13.74
  Exercised                             128,448           7.64
  Canceled                              125,235          14.60
                                     ----------      ---------
Outstanding, January 3, 1999         $3,123,285      $   12.87
                                     ==========      =========

Exerciseable, December 29, 1996         527,112      $    8.93
                                     ==========      =========
Exerciseable, December 28, 1997         870,982      $    9.98
                                     ==========      =========
Exerciseable, January 3, 1999         1,382,873      $   12.09
                                     ==========      =========


The exercise prices of options outstanding at January 3, 1999, ranged from $6.69 to $23.08. The weighted average remaining life of options outstanding at January 3, 1999, was 8.3 years.

Pursuant to the requirements of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the following disclosures are presented to reflect the Company's pro forma net income for the three years ended January 3, 1999, December 28, 1997, and December 29, 1996, as if the fair value method of accounting prescribed by SFAS 123 had been used. In preparing these disclosures, the Company has determined the value of all options granted using the minimum value method, as discussed in SFAS 123, and based on the following weighted average assumptions used for grants:

                                 1998         1997         1996
-----------------------------------------------------------------
Risk-free interest rate           5.3%         6.1%         6.9%
Expected dividend yield           0.0%         0.0%         0.0%
Expected life                   5 years      5 years      5 years

Using these assumptions, the fair value of the stock options granted and Stock Purchase Plan issuances in 1998, 1997 and 1996 was approximately $8,268, $5,976 and $4,920, respectively. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions above and the straight-line amortization method over the vesting period, the Company's net income would have been reduced to the following pro forma amounts:

                                                   1998            1997            1996
-----------------------------------------------------------------------------------------
Net income, as reported                        $   31,017      $   20,202      $   11,517
Net income per diluted share, as reported            0.96            0.80            0.56
Pro forma net income                               28,209          18,720           9,922
Pro forma net income per diluted share         $     0.88      $     0.75      $     0.49

                                  TWENTY-FIVE

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

11. LONG-TERM DEBT:

Long-term debt consisted of the following at January 3, 1999, and December 28, 1997:


                                                                1998           1997
-------------------------------------------------------------------------------------
5-3/4% Convertible Subordinated Notes due July 2004           $115,000      $ 115,000
$200,000 revolving credit facility due June 2002               110,000         24,000
Notes payable to sellers of acquired companies and other        10,406         13,540
                                                              --------      ---------
                                                               235,406        152,540
Less current portion                                             9,150         (7,490)
                                                              --------      ---------
                                                              $226,256      $ 145,050
                                                              ========      =========

In June and July 1997, the Company completed a private placement of $115,000 of 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes"). The net proceeds of approximately $111,750 were used to repay a substantial portion of outstanding indebtedness under the Credit Facility and permanently repay outstanding indebtedness under a separate $10,000 line of credit. Interest on the Notes is payable semi-annually, commencing January 1998. The Notes are convertible into common stock of the Company at any time before maturity at an initial conversion price of $17.81 per share. The Notes are not redeemable prior to July 2000. Thereafter, the Company may redeem the Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. The Notes are subordinated to all present and future senior indebtedness of the Company (as defined), including indebtedness under the Credit Facility.

Concurrent with the issuance of the Notes, the Credit Facility was amended and restated. The term of the Credit Facility was extended to June 2002. Borrowings under the Credit Facility bear interest, at a rate equal to LIBOR plus a percentage corresponding to the Company's consolidated leverage ratio, as defined, or the agent's base rate, as defined, at the Company's option. The Credit Facility is secured by pledges of stock of the Company's subsidiaries and contains customary covenants such as the maintenance of certain financial ratios, minimum net worth and working capital requirements and a restriction on the payment of cash dividends on common stock. The Credit Facility also limits borrowing availability for acquisition-related purposes. At January 3, 1999, the Company was in compliance with the covenants contained in the Credit Facility.

During 1998, the maximum aggregate outstanding borrowing under the Credit Facility was $169,000 and the average outstanding balance during the year was $67,188. In addition, approximately $6,125 of the Credit Facility has been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation program. The daily weighted average interest rate under the Credit Facility was 7.0% during 1998. The weighted average interest rate of the Company's borrowings under the Credit Facility was 6.5% at January 3, 1999. At February 4, 1999, the amount available for borrowing under the Credit Facility was approximately $89,875.

The Company has also issued notes payable in connection with certain acquisitions. These notes are due in varying installments and bear interest at 6.8% at January 3, 1999.

                                   TWENTY-SIX

Scheduled maturities of long-term debt at January 3, 1999, are as follows:

               1999                     $  9,150
               2000                        1,256
               2001                           --
               2002                      110,000
               2003 and thereafter       115,000
                                        --------
                                        $235,406
                                        =========

12.  INCOME TAXES:

The provision for income taxes for the years ended January 3, 1999, December 28, 1997, and December 29, 1996 consisted of the following:



                                                  1998         1997         1996
----------------------------------------------------------------------------------
Current provision
  Federal                                        $13,324      $ 8,863      $ 5,119
  State                                            2,902        2,183        1,162
                                                 ---------------------------------
Total current provision                           16,226       11,046        6,281
Deferred provision (benefit)
  Federal                                          5,349        1,576         (233)
  State                                            1,165          388          (53)
                                                 ---------------------------------
         Total deferred provision (benefit)        6,514        1,964         (286)

                                                 ---------------------------------
         Total                                   $22,740      $13,010      $ 5,995
                                                 =================================


The reconciliation of the effective tax rate is as follows:


                                                       1998         1997         1996
--------------------------------------------------------------------------------------
Federal statutory rate                                  35.0%        35.0%        35.0%
State taxes, net of federal benefit 4.9                  5.4          5.0
Effect of nondeductible amortization and other           2.4          1.8          1.9
                                                       -------------------------------
          Total                                         42.3%        42.2%        41.9%
                                                       ===============================


The components of the Company's net deferred tax assets and liabilities were as follows at January 3, 1999, and December 28, 1997:


                                                                                      1998        1997
-------------------------------------------------------------------------------------------------------
Deferred tax liability - Excess of cost over fair value of net assets acquired      $ 9,300      $3,883
Excess tax over book depreciation of fixed assets                                     1,847         305
Other deferred tax liabilities                                                          779         240
                                                                                    -------------------
                                                                                     11,926       4,428
                                                                                    -------------------
Deferred tax assets -
  Accrued workers' compensation and other                                             2,203       2,698
  Allowance for doubtful accounts                                                       753         425
  Accrued benefits                                                                    1,292         456
  Other                                                                                 901         586
                                                                                    -------------------
                                                                                      5,149       4,165
                                                                                    -------------------
Net deferred tax liability                                                          $ 6,777      $  263
                                                                                    ====================



13. NET INCOME PER SHARE:

In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). FAS 128 simplifies the calculation of earnings per share ("EPS") primarily by removing common stock equivalents from consideration in calculating basic EPS.

                                  TWENTY-SEVEN

The computation of basic net income per share was based on the weighted average number of shares of common stock outstanding. The computation of diluted net income per share was based on the weighted average number of common stock and common stock equivalents outstanding and also assumed the conversion of the Company's Convertible Notes in 1998 and 1997. In 1996, the computation of both basic and diluted net income per share have been retroactively restated in accordance with FAS 128.

In accordance with FAS 128, the following tables reconcile net income and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the three years ended January 3, 1999, December 28, 1997, and December 29, 1996, (amounts in thousands, except per share amounts):


                                                                  1998         1997         1996
--------------------------------------------------------------------------------------------------
EARNINGS PER BASIC SHARE:
  Net income                                                     $31,017      $20,202      $11,517
                                                                 =================================
Weighted average shares outstanding                               29,600       24,204       20,432
Earnings per basic share                                         $  1.05      $  0.83      $  0.56
                                                                 =================================

EARNINGS PER DILUTED SHARE
  Net income                                                     $31,017      $20,202      $11,517
     Add: Interest expense on Convertible Notes, net of tax        4,257        2,217           --
                                                                 ---------------------------------
     Diluted net income                                          $35,274      $22,419      $11,517

     Weighted average shares outstanding                          29,600       24,204       20,432
     Add:  Dilutive employee stock options                           695          502           --
     Add:  Assumed conversion of Convertible Notes                 6,456        3,372           --
                                                                 ---------------------------------
     Weighted average diluted shares outstanding                  36,752       28,078       20,432
Earnings per diluted share                                       $  0.96      $  0.80      $  0.56
                                                                 =================================


14.  FINANCIAL INSTRUMENTS:

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates the book value at January 3, 1999, due to the short-term nature of these instruments. The fair value of the Company's borrowings under the Credit Facility and other long-term debt approximate the book value at January 3, 1999, because of the variable rate associated with the borrowings. The Convertible Notes had a fair value of $133,009 and $129,231 at January 3, 1999 and December 28, 1997, respectively, as compared to the carrying value of $115,000.

CONCENTRATION OF CREDIT RISK

The Company maintains cash and cash equivalents with various financial institutions.

Credit risk with respect to accounts receivable is dispersed due to the nature of the business, the large number of customers and the diversity of industries serviced. The Company performs credit evaluations of its customers.

15.  COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Company's option and include escalation clauses linked to inflation.

                                  TWENTY-EIGHT

Future minimum annual rentals for the next five years are as follows:


         1999                        $  9,035
         2000                           8,423
         2001                           6,849
         2002                           5,170
         2003 and thereafter           10,034
                                      $39,511

Total rent expense under operating leases amounted to $7,397, $4,078 and $2,461 for the years ended January 3, 1999, December 28, 1997, and December 29, 1996, respectively.

INSURANCE

The Company maintains a self-insurance program for workers' compensation and medical and dental claims. The Company accrues liabilities under the workers' compensation program based on the loss and loss adjustment expenses as estimated by an outside administrator. At January 3, 1999, the Company had standby letters of credit with a bank in connection with a portion of its workers' compensation program.

The Company is subject to claims and legal actions by customers in the ordinary course of business. The Company maintains professional liability insurance for losses.

EMPLOYMENT AGREEMENTS

The Company has agreements with several executive and other officers providing for cash compensation and other benefits in the event that a change in control of the Company occurs.

LEGAL PROCEEDINGS

The Company is involved in various legal actions and claims. In the opinion of management, after considering appropriate legal advice, the future resolutions of all actions and claims will not have a material adverse effect on the Company's consolidated financial position or results of operations.

INDEMNIFICATION

Pursuant to the agreement to sell the healthcare division, the Company agreed to indemnify the Purchaser against certain expenses or losses incurred by the Purchaser. Management believes that future claims made by the Purchaser should not have a material impact on the Company's financial position or results of operations.

16. SEGMENT INFORMATION:

In 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The adoption of SFAS 131 did not affect results of operations or financial position. The accounting policies of the segments are the same as those described in footnote 2, "Summary of Significant Accounting Policies."

The Company is organized in two segments: the Information Technology Services Division (the "IT Division") and the Commercial Staffing Division (the "Commercial Staffing"). The IT Division provides technical staffing, training and information technology consulting services. Commercial Staffing provides temporary staffing services, placement of full-time employees and on-site management of temporary employees. The Company evaluates segment performance based on income from operations before corporate expenses, amortization of intangible assets, interest and income taxes.


                                    TWENTY-NINE

The table below presents information about reported segments for the years ending January 3, 1999, December 28, 1997, and December 29, 1996:

Operating Results


                                         1998          1997          1996
----------------------------------------------------------------------------
Total revenues
  IT Division                          $445,485      $249,749      $ 55,472
  Commercial Staffing                   338,440       225,871       188,136
                                       ------------------------------------
    Total revenue                       783,925       475,620       243,608
                                       ------------------------------------
Operating income
  IT Division                            51,581        29,787         6,848
  Commercial Staffing                    33,573        19,667        14,037
                                       ------------------------------------
    Total operating income               85,154        49,454        20,885
Corporate expenses                        6,920         5,209         3,165
Amortization of intangible assets        11,986         6,494         2,266
Interest expense                         12,491         6,951         1,155
                                       ------------------------------------
Income before income taxes             $ 53,757      $ 30,800      $ 14,299
                                       ====================================


The Company does not report total assets by segment. The following table sets forth identifiable assets by segment at January 3, 1999, December 28, 1998, and December 29, 1996:


                                           1998         1997         1996
---------------------------------------------------------------------------
Accounts receivable, net
  IT Division                            $ 84,999      $44,860      $20,913
  Commercial Staffing                      44,226       33,009       25,306
  Corporate                                   536           --           --
                                         ----------------------------------
     Total accounts receivable, net      $129,761      $77,869      $46,219
                                         ==================================

17.  Summary of Quarterly Financial Information (Unaudited):
The following table sets forth quarterly financial information for each quarter in the years ended January 3, 1999, and December 28, 1997:


                                                        1998
                                  --------------------------------------------------
                                    First        Second         Third        Fourth
------------------------------------------------------------------------------------
Revenues                          $154,837      $190,291      $211,807      $226,990
Operating income                    11,607        15,821        18,784        20,038
Net income                           5,262         6,920         9,238         9,597

Net income per diluted share      $   0.20      $   0.23      $   0.26      $   0.27
                                  ==================================================



                                                                  1997
                                            -------------------------------------------------
                                             First        Second         Third        Fourth
---------------------------------------------------------------------------------------------
Revenues                                    $94,161      $113,205      $128,994      $139,261
Operating income                              6,081         8,410        10,698        12,562
Net income from continuing operations         2,769         3,854         5,130         6,037
Net income                                    3,461         4,449         5,764         6,528
Net income per diluted share
   Income from continuing operations        $  0.11      $   0.15      $   0.20      $   0.23
   Income from discontinued operations         0.03          0.02          0.02          0.01
                                            -------------------------------------------------
   Net income                               $  0.14      $   0.18      $   0.22      $   0.24
                                            =================================================


                                     THIRTY

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Personnel Group of America, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Personnel Group of America, Inc. and subsidiaries (the "Company") at January 3, 1999 and December 28, 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of the Company for the year ended December 29, 1996 was audited by other independent accountants whose report dated February 7, 1997, except for Note 4, for which the date is December 26, 1997 and except for
Note 10 for which the date is March 5, 1998, expressed an unqualified opinion on those statements.


/s/ PricewaterhouseCoopers LLP


Charlotte, North Carolina
February 4, 1999, except for Note 10, for which the date is March 25, 1999.


                                   THIRTY-ONE

CORPORATE DATA

MARKET AND DIVIDEND INFORMATION
The common stock of Personnel Group of America, Inc. is listed on The New York Stock Exchange (NYSE) under the symbol PGA. As of February 15, 1999, the Company had approximately 8,700 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by securities position listings.



The following table sets forth the high, low and closing sales prices for PGA's common stock as reported by the NYSE for the periods indicated:


                       High            Low           Close
-----------------------------------------------------------
1998
FIRST QUARTER        $23 3/8      $      15       $  22 3/8
SECOND QUARTER        23 3/8             17          17 1/6
THIRD QUARTER         20 3/4             11        12 15/16
FOURTH QUARTER        17 1/2          8 5/8          17 1/2

1997
First Quarter        $13 5/8      $ 9 13/16       $ 9 13/16
Second Quarter        15 7/8          8 5/8        14 13/32
Third Quarter        18 1/32         14 1/2          17 1/8
Fourth Quarter       19 3/32         14 5/8          16 1/2


PGA has never paid a dividend on its common stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future.