Form 10-K405, Exhibit 13
period 2000-01-02
PERSONNEL GROUP OF AMERICA INC
filed 2000-03-30
CIK 948850

                                  EXHIBIT 13.1


                     PART II EXHIBITS FOR ITEMS 5 THROUGH 8

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

           The Company's common stock, $.01 par value (the "Common Stock"), is listed on the New York Stock Exchange under the symbol "PGA." As of February 29, 2000, there were approximately 6,183 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by securities position listings.

           The Company's policy has been to retain earnings for use in its business and, accordingly, it has not historically paid cash dividends on the Common Stock. In addition, the Company's Credit Facility currently restricts the payment of dividends, subject to certain terms contained therein. In the future, the Company's Board of Directors will determine whether to pay cash dividends based on conditions then existing, including the Company's earnings, financial condition, capital requirements, financing arrangements and any other factors deemed relevant by the Board of Directors.

           The following table sets forth the high, low and closing sales prices for the Common Stock as reported on the New York Stock Exchange during the periods indicated:

                                         HIGH             LOW          CLOSE
                                         ----             ---          -----
      1999
      ----
      First Quarter                   $ 18 9/16        $  5 7/8      $  7 3/16
      Second Quarter                     11 5/8         6 13/16        9 15/16
      Third Quarter                      10 5/8         4 15/16          6 1/4
      Fourth Quarter                   11 11/16               6         10 1/4

      1998
      ----
      First Quarter                   $  23 3/8        $     15      $ 22 3/8
      Second Quarter                     23 3/8              17         17 1/6
      Third Quarter                      20 3/4              11       12 15/16
      Fourth Quarter                     17 1/2           8 5/8         17 1/2

      1997
      ----
      First Quarter                   $  13 5/8        $9 13/16      $ 9 13/16
      Second Quarter                     15 7/8           8 5/8       14 13/32
      Third Quarter                     18 1/32          14 1/2         17 1/8
      Fourth Quarter                    19 3/32          14 5/8         16 1/2

The last reported sales price on March 24, 2000 was $6.31.

 ITEM 6.  SELECTED FINANCIAL DATA

           The following table sets forth selected consolidated financial data for the Company as of and for each of years 1999, 1998, 1997, 1996 and 1995. The consolidated financial data as of and for years ended 1999, 1998 and 1997 are derived from consolidated financial statements of the Company that have been audited by PricewaterhouseCoopers LLP, independent public accountants. The consolidated financial data as of and for years 1996 and 1995 are derived from consolidated financial statements of the Company that were audited by other auditors. All of such data should be read in conjunction with the financial statements and other financial information, including Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this report.

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               YEARS ENDED DECEMBER
                                             1999         1998         1997         1996         1995
                                           --------     --------     --------     --------     --------
RESULTS OF OPERATIONS

Revenues                                   $918,437     $783,925     $475,620     $243,608     $143,243

Operating income                             68,277       66,248       37,751       15,454        7,771

Net income from continuing operations        29,753       31,017       17,790        8,304        4,330

Net income                                 $ 29,753     $ 31,017     $ 20,202     $ 11,517     $  7,109

Net income per diluted share (1):

     Income from continuing operations     $   0.99     $   0.96     $   0.71     $   0.41     $   0.27(2)
     Income from discontinued
      operations, net                            --           --         0.09         0.16         0.17(2)
                                           --------     --------     --------     --------     --------
     Net Income                            $   0.99     $   0.96     $   0.80     $   0.56     $   0.44(2)
                                           ========     ========     ========     ========     ========

Diluted weighted average shares
   outstanding                               34,299       36,752       28,078       20,432       16,000

FINANCIAL POSITION AT YEAR-END

Working capital                            $ 86,787     $ 84,151     $ 69,090     $ 26,558     $ 17,719

Total assets                                735,350      708,890      451,309      293,575       83,441

Short- and long-term debt                   254,351      235,406      152,540       85,147           --

Shareholders' equity                        369,843      394,630      205,076      183,257       75,986

--------------------------
(1) All share data has been restated to reflect the two-for-one stock split declared by the Company's Board of Directors on March 5, 1998.

(2) Net income per share in 1995 has been computed assuming the 16,000,000 shares issued in the Company's initial public offering in September 1995 were outstanding throughout the year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

         The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes appearing elsewhere in this report. The Company's fiscal years end on the Sunday nearest to each December 31 and its fiscal quarters end on the Sunday nearest to the end of each calendar quarter.

      The Company is organized into two Divisions: the Information Technology Services Division ("IT Services"), which provides information technology staffing and consulting services in a range of computer-related disciplines, and the Commercial Staffing Services Division ("Commercial Staffing"), which provides a variety of temporary office, clerical, accounting and finance, light technical and light industrial staffing services. Approximately 64% of the Company's 1999 revenues came from IT Services and 36% came from Commercial Staffing.

         The following table sets forth the number and nature of the Company's offices by Division at the end of the years indicated and at February 29, 2000:

                             FEBRUARY
                             29, 2000       1999       1998         1997
                               -----       -----       -----       -----
IT Services                       43          43          47          30
Commercial Staffing              101         101         100          82
                               -----       -----       -----       -----
           Total offices         144         144         147         112

      After the end of the fourth quarter of 1999, the Company's Chief Executive Officer retired from his positions as an officer, employee and director of the Company. The Company will incur a non-recurring expense of approximately $1.5 million in the first quarter of 2000 relating to severance and other benefits for the departed executive.

      In May 1998, the Company completed an offering of 7.0 million shares of Common Stock. The net proceeds from this offering of approximately $133.3 million were used to repay indebtedness under the Company's $200.0 million revolving credit facility (the "Credit Facility").

      Also in 1998, the Company acquired ten information technology services companies and five commercial staffing companies. The combined revenues of these 15 companies were approximately $259.5 million in 1998 and $280.2 million in 1999.

      Each of the Company's acquisitions, including its 1998 acquisitions, has been accounted for using the purchase method of accounting. The Company allocates the excess of cost over the fair value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Although the Company believes that goodwill has an unlimited life, the Company amortizes such costs on a straight-line basis over 40 years. Intangible assets represented 76.2% of total assets and 151.4% of total shareholders' equity at January 2, 2000. The Company periodically evaluates the recoverability of its investment in excess of cost over fair value of net assets acquired and other intangibles in relation to anticipated future cash flows on an undiscounted basis. Based on this assessment, the Company expects its investments in intangible assets to be fully recovered.

      Although the Company's acquisition program was much less active in 1999 than in previous years, the Company intends to continue evaluating acquisition opportunities in the normal course of its business. The Company's revenues and expenses may be significantly affected by the number and timing of the opening or acquisition of additional offices or businesses. The timing of such expansion activities also can affect period-to-period comparisons of the Company's results of operations.

      On December 26, 1997, the Company completed the sale of its healthcare division for $65.3 million. With the sale of the healthcare division, the Company completed a transformation that began in 1996 when the Company made a strategic commitment to enter the high growth, high margin information technology services business. The gain on the sale of the healthcare division was not material. As a result of the sale, the healthcare division was reflected as a discontinued operation in the Company's financial statements for all periods presented.

      In June and July 1997, the Company completed a private placement of $115.0 million of 5-3/4% Convertible Subordinated Notes (the "Convertible Notes"). The net proceeds from this private placement were approximately $111.8 million and were used to repay indebtedness under the Credit Facility and to retire a separate $10.0 million line of credit.

      The information technology services business is affected by the timing of holidays and seasonal vacation patterns, generally resulting in lower IT revenues and lower operating margins in the fourth quarter of each year. The commercial staffing business is subject to the seasonal impact of summer and holiday employment trends. Typically, the second six months of each calendar year are more heavily affected as companies tend to increase their use of temporary personnel during this period. While the commercial staffing industry is cyclical, the Company believes that the broad geographic coverage of its operations, its emphasis on high-end clerical staffing, and its rapid expansion into the less cyclical information technology staffing and consulting sectors, may partially mitigate the adverse effects of economic cycles in a single industry or geographic region.

OVERVIEW

      The following table summarizes certain income statement information for the Company for years 1999, 1998 and 1997:

                             (DOLLARS IN THOUSANDS)

                                                      1999                        1998                        1997
                                              ---------------------       ---------------------       ---------------------
REVENUES:
    IT Services                               $584,032        63.6%       $445,485        56.8%       $249,749        52.5%
    Commercial Staffing                        334,405        36.4%        338,440        43.2%        225,871        47.5%
                                              --------       -----        --------       -----        --------       -----

       TOTAL REVENUES                          918,437       100.0%        783,925       100.0%        475,620       100.0%

DIRECT COSTS OF SERVICES                       656,918        71.5%        564,711        72.0%        349,616        73.5%
                                              --------       -----        --------       -----        --------       -----

GROSS PROFIT                                   261,519        28.5%        219,214        28.0%        126,004        26.5%


OPERATING EXPENSES:
    Selling, general and administrative        171,950        18.8%        136,937        17.5%         79,216        16.7%
    Depreciation and amortization               21,292         2.3%         16,029         2.0%          9,037         1.9%
                                              --------       -----        --------       -----        --------       -----

       TOTAL OPERATING EXPENSES                193,242        21.1%        152,966        19.5%         88,253        18.6%

OPERATING INCOME                                68,277         7.4%         66,248         8.5%         37,751         7.9%

INTEREST EXPENSE                                16,447         1.8%         12,491         1.6%          6,951         1.5%
                                              --------       -----        --------       -----        --------       -----

INCOME FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES                         51,830         5.6%         53,757         6.9%         30,800         6.5%

PROVISION FOR INCOME TAXES                      22,077         2.4%         22,740         2.9%         13,010         2.7%
                                              --------       -----        --------       -----        --------       -----

INCOME FROM CONTINUING OPERATIONS               29,753         3.2%         31,017         4.0%         17,790         3.7%
                                                                          --------       -----        --------

DISCONTINUED OPERATIONS:
   Income from discontinued
      operations, net of taxes                      --         N/A              --         N/A           2,323         0.5%
   Gain on disposal of discontinued
      operations, net of taxes                      --         N/A              --         N/A              89         0.0%
                                              --------       -----        --------       -----        --------       -----

       DISCONTINUED OPERATIONS, NET                 --         N/A              --         N/A           2,412         0.5%

NET INCOME                                    $ 29,753         3.2%       $ 31,017         4.0%       $ 20,202         4.2%
                                              ========       =====        ========       =====        ========       =====

RESULTS OF OPERATIONS

          YEAR ENDED JANUARY 2, 2000 VERSUS YEAR ENDED JANUARY 3, 1999

REVENUES


         Total revenues increased 17.2% to $918.4 million in 1999 from $783.9 million in 1998. IT Services revenue grew 31.1% primarily as the result of acquisitions that the Company completed in 1998 and internal growth of 8.1% in 1999. IT Services internal growth in 1999 was lower than in prior years, and lower than the Company's expectations, primarily as the result of lower utilization of IT services generally and the resulting billable headcount reduction during the second half of 1999 related to the year 2000 phenomenon. The Company expects these demand issues to continue through the first half of 2000. Commercial Staffing revenues in 1999 were slightly below 1998 due primarily to the impact of certain non-recurring revenues in the second half of 1998 and the elimination of certain low margin Commercial Staffing business late in that year. Same store sales declined 4.6% in 1999 over 1998.

DIRECT COSTS OF SERVICES AND GROSS PROFIT

         Direct costs, consisting of payroll and related expenses of consultants and temporary workers, increased 16.3% to $656.9 million in 1999. Gross profit as a percentage of revenue increased 50 basis points to 28.5% from 28.0% during 1998. This increase in gross profit percentage reflected the Company's continued expansion into the higher margin sectors of the information technology staffing and consulting business and the continuing strength of its high margin permanent placement business. IT Services revenues represented 64% of total revenues in 1999, up from 57% in 1998. Although pay rate increases in 1999 were generally passed on to the Company's customers through higher bill rates, there can be no assurance that the Company will be able to pass on pay rate increases to its customers in the future.

OPERATING EXPENSES

         Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, increased 26.3% to $193.2 million in 1999 from $153.0 million in 1998. As a percentage of revenues, selling, general and administrative expenses increased to 18.8% in 1999 from 17.5% in 1998. This increase was caused by continuing investments in management personnel and management systems, the continuing business mix shift into information technology services, and several acquisitions in 1998 of companies that provided information technology and permanent placement services. Both of these lines of business typically carry higher gross margins, as well as higher selling, general and administrative expenses as a percentage of sales. In addition, depreciation and amortization expense increased to 2.3% of revenues in 1999 from 2.0% in 1998 due to increased amortization expense resulting from the acquisitions completed by the Company in 1998 and recent investments in management information systems.

INTEREST EXPENSE

         Interest expense increased to $16.4 million in 1999 from $12.5 million in 1998 as the Company borrowed additional funds to finance its share repurchase programs. See "Liquidity and Capital Resources."

INCOME TAX EXPENSE

         The effective tax rate increased to 42.6% in 1999 from 42.3% in 1998 primarily because nondeductible amortization expense related to acquisitions increased during the year as a percentage of the Company's pretax income. The Company's effective tax rate has historically been higher than the U.S. federal statutory rate of 35% primarily due to state income taxes and nondeductible amortization expense.

NET INCOME

         Income from continuing operations decreased 4.1% to $29.8 million in 1999 (or 3.2% of revenue) from $31.0 million (4.0% of revenue) in 1998 due to the factors discussed above.


         YEAR ENDED JANUARY 3, 1999 VERSUS YEAR ENDED DECEMBER 28, 1997

REVENUES

         Total revenues increased 64.8% to $783.9 million in 1998 from $475.6 million in 1997. IT Services revenue grew 78.4% as the Company continued its aggressive acquisition program and experienced strong internal growth as same store sales grew 20.9% in 1998 over 1997. Commercial Staffing revenues grew 49.8% as the result of the contribution of revenues from the commercial staffing companies acquired by the Company in 1997 and 1998 and strong same store sales growth. Commercial Staffing same store sales growth was approximately 11.3% in 1998 over 1997. High internal growth rates were due to the continued strong demand for information technology services, a significant new project in Commercial Staffing and the increasing acceptance by businesses and other organizations of the use of a contingent workforce.

DIRECT COSTS OF SERVICES AND GROSS PROFIT

         Direct costs, consisting of payroll and related expenses of consultants and temporary workers, increased 61.5% to $564.7 million in 1998. Gross profit as a percentage of revenue increased 150 basis points to 28.0% from 26.5% during 1997. This increase in gross profit as a percentage of revenue reflected the Company's continued expansion into the higher margin information technology staffing and consulting sectors and the acquisition of several companies that provide high margin permanent placement services. IT Services revenues represented 57% of total revenues in 1998, up from 53% in 1997. Pay rate increases were generally passed on to the Company's customers through higher bill rates.

OPERATING EXPENSES

         Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, increased 73.3% to $153.0 million in 1998 from $88.3 million in 1997. As a percentage of revenues, selling, general and administrative expenses increased to 17.5% in 1998 from 16.7% in 1997. This increase was caused by investments in management personnel and management systems, the continued business mix shift into information technology services, and several acquisitions of companies that provided information technology and permanent placement services. Both of these lines of business typically carry higher gross margins as well as higher selling, general and administrative expenses as a percentage of sales. In addition, depreciation and amortization expense increased to 2.0% of revenues in 1998 from 1.9% in 1997 due to increased amortization expense resulting from the acquisitions completed by the Company.

INTEREST EXPENSE

         Interest expense increased to $12.5 million in 1998 from $7.0 million in 1997 as the Company continued to borrow funds to finance its acquisition strategy. See "Liquidity and Capital Resources."

INCOME TAX EXPENSE

         The effective tax rate increased to 42.3% in 1998 from 42.2% in 1997. This increase was due to additions in the amount of nondeductible amortization expense related to acquisitions in relation to pretax income. The Company's effective tax rate has historically been higher than the U.S. federal statutory rate of 35% primarily due to state income taxes and nondeductible amortization expense.

INCOME FROM CONTINUING OPERATIONS

         Income from continuing operations increased 74.4% to $31.0 million in 1998 (or 4.0% of revenue) from $17.8 million (3.7% of revenue) in 1997 due to the factors discussed above.


LIQUIDITY AND CAPITAL RESOURCES

      The Company's primary sources of cash are from operations and borrowings under the Credit Facility. The Company's principal uses of cash are to fund working capital, capital expenditures and share repurchases under the Company's share buyback programs. Prior to 1999, the Company had also used substantial cash to fund its acquisition program. The Company's acquisition activity declined substantially in 1999, however, and the use of cash for acquisitions declined accordingly.

      For 1999, cash provided by operating activities increased to $71.7 million primarily as the result of reduced working capital needs associated with slower growth during the year. As of January 2, 2000, receivables for IT Services and Commercial Staffing remained outstanding an average of 55 and 46 days, respectively, after billing. In the aggregate, days sales outstanding were 51 and 52 days at January 2, 2000 and January 3, 1999, respectively. Cash used for investing activities decreased to $30.1 million in 1999 from $241.1 million in 1999 primarily as a result of the Company's decreased acquisition activity in 1999.

      As of January 2, 2000, the Company was obligated to make certain contingent earnout payments to former owners of acquired businesses. Earn-out payments made during 1999 were approximately $32.0 million in the aggregate (including $16.6 million in payments made on January 3, 2000). Earnout payments based on earnings for periods ending after December 31, 1999 and beyond are contingent on the future performance of such acquired businesses, and thus the actual amount cannot be determined at this time. The Company estimates, based on certain assumptions as to future performance of such acquired businesses, that aggregate earnout payments may be in the range of $14.0 million to $22.0 million in 2000 (excluding the January 3, 2000 payments). There can be no assurance, however, that the future performance of the acquired businesses will be consistent with the assumptions used in establishing the foregoing estimates, or that the actual amounts of any earnout payments will not differ materially from the estimates set forth herein.

      The Company began a project in 1998 to replace the financial and human resource systems for its IT Services companies. Installation of these systems for the remaining companies is expected to continue through the end of the year 2000. The Company expects to spend one to one and one-half percent of its 2000 revenues on management information systems and other capital expenditures not directly related to acquisitions, including the project to replace the financial and human resource systems discussed above. There can be no assurance that there will not be unanticipated costs or delays associated with these installations or that the systems will operate as expected. As of February 29, 2000, over 45% of the IT Services offices have been converted to this common system.

      The Credit Facility is a five-year, $200.0 million revolving line of credit due June 2002. As of March 24, 2000, $152.0 million of borrowings were outstanding under the Credit Facility and approximately $4.9 million had been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation programs. At March 24, 2000, the amount available for borrowing under the Credit Facility was approximately $43.1 million. The daily weighted average interest rate under the Credit Facility was 6.2% during 1999.

      The Company repurchased approximately 8.2 million shares of its Common Stock in 1999 at an aggregate purchase price of $60.0 million. Share repurchases made under these programs were made from time to time in accordance with applicable securities regulations in open market or privately negotiated transactions. All share repurchases in 1999 were financed with cash from operations and borrowings under the Credit Facility and all repurchased shares have been held in PGA's treasury and are available for resale and for general corporate purposes. Between January 2, 2000 and March 24, 2000, the Company repurchased an additional .8 million shares for an aggregate purchase price of $5.7 million. As of March 24, 2000, the Company had authorization from its Board of Directors to repurchase an additional $16.2 million of Common Stock.

      The Company believes that cash flow from operations and borrowing capacity under the Credit Facility will be adequate to meet its presently anticipated needs for working capital, capital expenditures, and share repurchases. In the event that significant acquisition activity resumed short-term, the Company would likely be required to seek additional sources of capital, such as an expansion of the Credit Facility or one or more offerings of additional debt or equity securities of the Company. There can be no assurance, however, that other alternative sources will be available on favorable terms.

YEAR 2000 COMPLIANCE

      The Company uses software and related information technologies and systems throughout its business that could be affected by the failure to correctly interpret and process dates after 1999. Accordingly, the Company attempted to identify and assess its areas of risk related to the year 2000 issue. The Company experienced no disruptions to its business as the result of the change to calendar year 2000 and believes, based on its experience and upon representations from certain of its software vendors, that its key computer systems and related software are substantially year 2000 compliant.

      IT Services has performed work for clients to assist them in modifying their computer systems and software to make them year 2000 compliant, although this type of work did not represent a significant portion of IT Services' services. Generally, this work is performed under the direction and supervision of the client, and the Company seeks to limit its liability contractually. Additionally, the Company maintains errors and omissions insurance to protect against these risks. Although to date the Company is unaware of any claims from its clients based on its work on year 2000 projects, there can be no assurance that the Company will not incur liabilities or experience other problems in the future related to the year 2000 issue or that any such liabilities or problems will not be material

ITEM 7A.  MARKET RISK DISCLOSURES

      The Company's outstanding debt under the Credit Facility at January 2, 2000, was $138.0 million. Interest on borrowings under the Credit Facility is based on LIBOR plus a variable margin. Based on the outstanding balance at January 2, 2000, a change of 1% in the interest rate would cause a change in interest expense of approximately $1.4 million on an annual basis.

      In June and July 1997, the Company issued $115.0 million of the Notes. The fair value of the Notes at January 2, 2000 was $93.3 million as compared to the carrying value of $115.0 million.


FORWARD-LOOKING INFORMATION

      This report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," may contain various "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, that are based on management's belief and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect" and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or financial condition may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's actual results, performance or financial condition are fluctuations in the economy, the degree and nature of competition, demand for the Company's services, including the impact of changes in utilization rates, changes in laws and regulations affecting the Company's business, the Company's ability to complete acquisitions and integrate the operations of acquired businesses, to recruit and place temporary professionals, to expand into new markets, and to maintain profit margins in the face of pricing pressures and wage inflation and other matters discussed in this report and the Company's other filings with the Securities and Exchange Commission.

ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Personnel Group of America, Inc.:


         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Personnel Group of America, Inc. and subsidiaries (collectively, the "Company") at January 2, 2000 and January 3, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.




Charlotte, North Carolina
February 2, 2000, except for Notes 11 and 18, for which the date is March 10, 2000.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
       CONSOLIDATED BALANCE SHEETS -- JANUARY 2, 2000 AND JANUARY 3, 1999
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   1999             1998
                                                                                ---------        ---------
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                                   $   5,752        $     962
    Accounts receivable, net of allowance for doubtful accounts of $2,690
        and $2,031 in 1999 and 1998, respectively                                 125,968          129,761
    Prepaid expenses and other current assets                                       5,690            6,967
    Deferred income taxes                                                           6,594            5,149
    Notes receivable from sale of discontinued operation                              885              885
                                                                                ---------        ---------

          Total current assets                                                    144,889          143,724

Property and equipment, net                                                        25,776           20,290
Intangible assets, net                                                            560,113          539,977
Other assets                                                                        4,572            4,899
                                                                                ---------        ---------
          Total assets                                                          $ 735,350        $ 708,890
                                                                                =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt                                           $     956        $   9,150
    Accounts payable                                                                8,535            5,310
    Accrued liabilities                                                            47,859           42,604
    Income taxes payable                                                              752            2,509
                                                                                ---------        ---------
          Total current liabilities                                                58,102           59,573

Long-term debt                                                                    253,395          226,256
Other long-term liabilities                                                        54,010           28,431
                                                                                ---------        ---------
          Total liabilities                                                       365,507          314,260

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
    Preferred stock, $.01 par value; shares authorized 5,000;
        no shares issued and outstanding                                               --               --
    Common stock, $.01 par value; shares authorized 95,000;
        33,065 and 32,929 shares issued and outstanding in 1999
        and 1998, respectively                                                        331              329
    Additional paid-in capital                                                    330,237          329,383
    Retained earnings                                                              94,836           65,083
    Deferred compensation                                                             (61)            (165)
                                                                                ---------        ---------
    Less common stock held in treasury at cost -                                  425,343          394,630
        7,587 shares at January 2, 2000                                           (55,500)              --
                                                                                ---------        ---------
          Total shareholders' equity                                              369,843          394,630
                                                                                ---------        ---------
          Total liabilities and shareholders' equity                            $ 735,350        $ 708,890
                                                                                =========        =========


      The accompanying notes are an integral part of these balance sheets.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED JANUARY 2, 2000, JANUARY 3, 1999
                              AND DECEMBER 28, 1997
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     1999           1998           1997
                                                                   --------       --------       --------
REVENUES                                                           $918,437       $783,925       $475,620
DIRECT COSTS OF SERVICES                                            656,918        564,711        349,616
                                                                   --------       --------       --------
GROSS PROFIT                                                        261,519        219,214        126,004

OPERATING EXPENSES:
   Selling, general and administrative                              171,950        136,937         79,216
   Depreciation and amortization                                     21,292         16,029          9,037
                                                                   --------       --------       --------

     TOTAL OPERATING EXPENSES                                       193,242        152,966         88,253

OPERATING INCOME                                                     68,277         66,248         37,751

INTEREST EXPENSE                                                     16,447         12,491          6,951
                                                                   --------       --------       --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                51,830         53,757         30,800
PROVISION FOR INCOME TAXES                                           22,077         22,740         13,010
                                                                   --------       --------       --------

INCOME FROM CONTINUING OPERATIONS                                    29,753         31,017         17,790
                                                                   --------       --------       --------

DISCONTINUED OPERATIONS:
   Income from discontinued operations, net of taxes                     --             --          2,323
   Gain on disposal of discontinued operations, net of taxes             --             --             89
                                                                   --------       --------       --------
                 Discontinued operations, net of taxes                   --             --          2,412
                                                                   --------       --------       --------

NET INCOME                                                         $ 29,753       $ 31,017       $ 20,202
                                                                   ========       ========       ========

NET INCOME PER BASIC SHARE:
   Income from continuing operations                               $   1.07       $   1.05       $   0.74
   Income from discontinued operations, net of taxes                     --             --           0.10
                                                                   --------       --------       --------

                 NET INCOME PER BASIC SHARE                        $   1.07       $   1.05       $   0.83
                                                                   ========       ========       ========

NET INCOME PER DILUTED SHARE:
   Income from continuing operations                               $   0.99       $   0.96       $   0.71
   Income from discontinued operations, net of taxes                     --             --           0.09
                                                                   --------       --------       --------

                 NET INCOME PER DILUTED SHARE                      $   0.99       $   0.96       $   0.80
                                                                   ========       ========       ========

WEIGHTED BASIC AVERAGE SHARES OUTSTANDING                            27,680         29,600         24,204
WEIGHTED DILUTED AVERAGE SHARES OUTSTANDING                          34,299         36,752         28,078


        The accompanying notes are an integral part of these statements.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED JANUARY 2, 2000, JANUARY 3, 1999
                              AND DECEMBER 28, 1997
                                 (IN THOUSANDS)

                                              COMMON STOCK      ADDITIONAL                               COMMON STOCK     TOTAL
                                             ---------------      PAID-IN      RETAINED     DEFERRED        HELD IN    SHAREHOLDERS'
                                             SHARES   AMOUNT      CAPITAL      EARNINGS   COMPENSATION      TREASURY      EQUITY
                                             ------  -------    ----------     --------   ------------   ------------  -------------
BALANCE, December 29, 1996                   12,034  $   120     $169,273      $ 13,864     $      --      $     --      $183,257


    Exercises of stock options                   95        1        1,570            --            --            --         1,571
    Issuance of restricted stock                 10       --          316            --          (316)           --            --
    Amortization of deferred compensation        --       --           --            --            46            --            46
    Net income                                   --       --           --        20,202            --            --        20,202
    Two-for-one stock split                  12,139      121         (121)           --            --            --            --
                                             ------  -------     --------      --------     ---------      --------      --------


BALANCE, December 28, 1997                   24,278  $   242     $171,038      $ 34,066     $    (270)     $     --      $205,076
                                             ------  -------     --------      --------     ---------      --------      --------

    Issuance of common stock                  7,000       70      133,230            --            --            --       133,300
    Stock issued for acquisitions             1,368       14       22,160            --            --            --        22,174
    Stock issued for employee stock purchase
       plan and exercises of stock options      283        3        2,955            --            --            --         2,958
    Amortization of deferred compensation        --       --           --            --           105            --           105
    Net income                                   --       --           --        31,017            --            --        31,017
                                             ------  -------     --------      --------     ---------      --------      --------

BALANCE, January 3, 1999                     32,929  $   329     $329,383      $ 65,083     $    (165)     $     --      $394,630
                                             ------  -------     --------      --------     ---------      --------      --------

    Stock issued for acquisitions                24       --          605            --            --           539         1,144
    Repurchase of common stock                   --       --           --            --            --       (60,025)      (60,025)
    Stock issued for employee stock purchase
        plan and exercises of stock options     112        2          249            --            --         3,986         4,237
    Amortization of deferred compensation        --       --           --            --           104            --           104
    Net income                                   --       --           --        29,753            --            --        29,753
                                             ------  -------     --------      --------     ---------      --------      --------

BALANCE, January 2, 2000                     33,065  $   331     $330,237      $ 94,836     $     (61)     $(55,500)     $369,843
                                             ======  =======     ========      ========     =========      ========      ========


        The accompanying notes are an integral part of these statements.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED JANUARY 2, 2000, JANUARY 3, 1999
                              AND DECEMBER 28, 1997
                                 (IN THOUSANDS)

                                                                          1999            1998           1997
                                                                       ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income from continuing operations                              $  29,753       $  31,017       $  17,790
    Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation and amortization                                   21,292          16,029           9,037
          Deferred income taxes, net                                       8,105           5,822           3,083
          Changes in assets and liabilities:
              Accounts receivable                                          5,019         (21,248)        (14,684)
              Prepaid assets and other, net                                1,468          (2,597)           (430)
              Accounts payable and accrued liabilities                     7,833            (297)          9,238
              Income taxes payable                                        (1,763)            216            (597)
                                                                       ---------       ---------       ---------
              Net cash provided by operating activities                   71,707          28,942          23,437

CASH FLOWS FROM INVESTING ACTIVITIES:
    Cash used in acquisitions, net of cash acquired                      (18,715)       (259,057)       (115,663)
    Net cash provided by discontinued operations                              --          28,012          29,812
    Purchase of property and equipment, net                              (11,368)        (10,028)         (5,162)
                                                                       ---------       ---------       ---------
              Net cash used in investing activities                      (30,083)       (241,073)        (91,013)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock, net                               --         133,300              --
    Proceeds from convertible subordinated notes issuance, net                --              --         111,750
    Repayments under credit facility                                     (59,500)       (222,450)       (190,632)
    Borrowings under credit facility                                      87,500         308,450         147,307
    Repurchases of common stock                                          (59,971)             --              --
    Proceeds from employee stock purchase plan and stock
        option exercises                                                   4,237           3,066           1,617
    Repayments of seller notes and acquired indebtedness                  (9,100)         (9,915)         (6,935)
                                                                       ---------       ---------       ---------
              Net cash provided by (used in) financing activities        (36,834)        212,451          63,107
                                                                       ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                       4,790             320          (4,469)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               962             642           5,111
                                                                       =========       =========       =========
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $   5,752       $     962       $     642
                                                                       =========       =========       =========

SUPPLEMENTAL CASH FLOW INFORMATION:

    Cash payments during the period for--
              Income taxes                                             $  15,241       $  17,523       $  10,888
              Interest                                                 $  12,673       $  11,969       $   5,042
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
    ACTIVITIES
    Accrued acquisition related earnout payments                       $  27,445       $  13,392       $  41,084
    Accrued repurchases of common stock                                $      54       $      --       $      --

        The accompanying notes are an integral part of these statements.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.    ORGANIZATION AND NATURE OF OPERATIONS:


BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of Personnel Group of America, Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated.

         The Company's fiscal years ended January 2, 2000, January 3, 1999 and December 28, 1997 are referred to in these financial statements as years 1999, 1998 and 1997, respectively.


NATURE OF OPERATIONS

         The Company is organized into two Divisions: the Information Technology Services Division ("IT Services"), which provides information technology staffing and consulting services in a range of computer-related disciplines, and the Commercial Staffing Services Division ("Commercial Staffing"), which provides a variety of temporary office, clerical, accounting and finance, light technical and light industrial staffing services. All of the IT Services and Commercial Staffing branch offices are Company owned.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


REVENUE RECOGNITION

         The Company recognizes revenue at the time its services are performed.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

PROPERTY AND EQUIPMENT


      Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives (generally three to seven years). Computer software costs consist of costs to purchase and develop software. The Company capitalizes internally developed software costs based on a project-by-project analysis of each project's significance to the Company and its estimated useful life. The majority of capitalized software costs are depreciated on a straight-line basis over a period of six years. In 1999, the Company implemented Statement of Position (SOP) 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use." SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. In 1999, the Company made certain changes in its capitalization policy to conform to SOP 98-1, the impact of which was not material to its results of operations or financial position. Leasehold improvements are stated at cost and amortized over the shorter of the lease term or the useful life of the improvements.

INTANGIBLE ASSETS

         The Company's businesses have been acquired from unrelated third parties for cash and other consideration. Excess of cost over fair value of net assets acquired resulting from such acquisitions has been recorded at historical cost and is being amortized on a straight-line basis over 40 years. Other intangible assets consist mainly of covenants not to compete. Total intangible assets and accumulated amortization of intangible assets were $598,803 and $38,690 at January 2, 2000, respectively, and $563,309 and $23,332 at January 3, 1999, respectively. Amortization expense for 1999, 1998 and 1997 was $15,358, $11,986 and $6,494, respectively.

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

SEGMENT REPORTING

      Segment reporting is based upon a management approach which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company uses two reportable segments: IT Services and Commercial Staffing.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates include the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from management's estimates.

3.    ACQUISITIONS

         During 1998, the Company acquired 10 IT Services companies and five Commercial Staffing companies. These acquisitions are collectively referred to hereinafter as the "Transactions" and the acquired businesses are collectively referred to hereinafter as the "Acquired Companies." The Acquired Companies had combined annual revenues of approximately $259,500 in 1998 and $280,201 in 1999.

      The Company paid approximately $220,000 in cash, and issued common stock valued at $22,174 as of the acquisition date, to close the Transactions (which included direct acquisition costs but excluded contingent earnout payments associated with certain of the Transactions). Certain of the Company's acquisitions (including a number of the Transactions) provided for additional purchase price consideration upon attainment of certain specified targets for various periods after closing of the acquisition. The Company paid $32,048 (including two payments made on January 3, 2000) and $35,985 in contingent consideration in 1999 and 1998, respectively. As of January 2, 2000, the Company also had accrued $11,591 (excluding the January 3, 2000, payments) for the payment of additional contingent consideration in 2000, based on 1999 earnings. Earnout payments for periods ending after December 31, 1999 and beyond are contingent on the future performance of such acquired businesses and thus the actual amount cannot be determined at this time. All consideration is recorded as additional purchase price when earned and increases the amount of excess of cost over fair value of net assets acquired.

      All of the Company's acquisitions (including the Transactions) have been accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the entities acquired, based on preliminary allocations, were recorded at their estimated fair values at the dates of the acquisitions and the results of operations of all acquired companies have been included in the Company's consolidated results of operations from the dates of the respective acquisitions. Final allocation of the purchase price with respect to an acquisition may result in adjustments to the amounts previously recorded as excess of cost over fair market value of net assets acquired. The excess of cost over the estimated fair value of the net assets acquired is amortized on a straight-line basis over 40 years.

      The following table presents the Company's pro forma consolidated results of operations for 1998, as if each of the Transactions had occurred on December 28, 1997:

                                                   1998
                                                 --------
Revenues                                         $889,016
Net income from continuing operations              33,548
Net income per diluted share                     $   1.01
                                                 ========
Diluted weighted average shares outstanding        37,348
                                                 ========


      During 1999, three of the Company's operating units acquired certain assets to enhance their existing businesses. The aggregate purchase price for these assets was approximately $4,743 (excluding contingent earnout payments). The impact on revenues and net income from these transactions was not significant.


4.  DISCONTINUED OPERATIONS:

         On December 26, 1997, the Company completed the sale of its Healthcare Division for $65,250. The assets, liabilities, results of operations and cash flows of the Healthcare Division were segregated and reported as discontinued operations for all periods presented, and previously reported results were restated. The sale of the Healthcare Division resulted in a gain of $89.

         During 1997, the Company allocated $2,217 of interest expense to the discontinued operation based on the ratio of net assets of the discontinued operation to the total net assets of the consolidated Company. No other corporate overhead expenses were allocated to the discontinued operation. Summary operating results of the discontinued operation in 1997 were as follows:

                                  1997
                                --------
Revenues                        $133,442
Total expenses                   129,438
                                --------
Income before income taxes         4,004
Provision for income taxes         1,681
                                --------
Net income                      $  2,323
                                ========

5.  ACCOUNTS RECEIVABLE:

         Accounts receivable consisted of the following at January 2, 2000 and January 3, 1999:

                                               1999            1998
                                            ---------       ---------
Trade accounts receivable                   $ 128,658       $ 131,792
Less - Allowance for doubtful accounts         (2,690)         (2,031)
                                            ---------       ---------
                                            $ 125,968       $ 129,761
                                            =========       =========

         The following table sets forth further information on the Company's allowance for doubtful accounts:

                                          BALANCE AT     CHARGED TO                          BALANCE
                                          BEGINNING      COSTS AND                            AT END
    YEAR ENDED                            OF PERIOD      EXPENSES        DEDUCTIONS         OF PERIOD
    ----------                            ----------     ----------      ----------         ---------
    January 2, 2000                        $ 2,031        $ 5,536        $ (4,877)            $2,690
    January 3, 1999                          1,063          3,261          (2,293)             2,031
    December 28, 1997                          519          1,138            (594)             1,063

6.  PROPERTY AND EQUIPMENT, NET:

         Property and equipment, net, consisted of the following at January 2, 2000 and January 3, 1999:

                                       1999            1998
                                     --------       --------
Software and computer equipment      $ 29,916       $ 20,943
Furniture and other equipment           6,463          5,777
Leasehold improvements                  2,725          1,680
                                     --------       --------
                                       39,104         28,400
Less - Accumulated depreciation       (13,328)        (8,110)
                                     --------       --------
                                     $ 25,776       $ 20,290
                                     ========       ========


7.  LONG-TERM DEBT:

      Long-term debt at January 2, 2000 and January 3, 1999 was as follows:

                                                                1999          1998
                                                              --------      --------
5-3/4% Convertible Subordinated Notes due July 2004           $115,000      $115,000
$200,000 revolving credit facility due June 2002               138,000       110,000
Notes payable to sellers of acquired companies and other         1,351        10,406
                                                              --------      --------
                                                               254,351       235,406
Less current portion                                               956         9,150
                                                              --------      --------
                                                              $253,395      $226,256
                                                              ========      ========

      The Company's 5-3/4% Convertible Subordinated Notes are due July 2004 (the "Notes"). Interest on the Notes is payable semi-annually. The Notes are convertible into Common Stock of the Company at any time before maturity at an initial conversion price of $17.81 per share. The Notes are not redeemable prior to July 2000. Thereafter, the Company may redeem the Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. The Notes are subordinated to all present and future senior indebtedness of the Company (as defined), including indebtedness under the Company's $200,000 revolving credit facility (the "Credit Facility").

         Borrowings under the Credit Facility bear interest, at a rate equal to LIBOR plus a percentage corresponding to the Company's consolidated leverage ratio, as defined, or the agent's base rate, as defined, at the Company's option. The Credit Facility is collateralized by pledges of stock of the Company's subsidiaries and contains customary covenants such as the maintenance of certain financial ratios, minimum net worth and working capital requirements and a restriction on the payment of cash dividends on common stock. The Credit Facility also limits borrowing availability for acquisition-related purposes.

         During 1999, the maximum aggregate outstanding borrowing under the Credit Facility was $157,000 and the average outstanding balance during the year was $135,900. In addition, approximately $5,500 of the Credit Facility has been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation program. The daily weighted average interest rate under the Credit Facility was 6.2% during 1999. The weighted average interest rate of the Company's borrowings under the Credit Facility was 7.2% at January 2, 2000. At January 2, 2000, the amount available for borrowing under the Credit Facility was approximately $56,500.

         Scheduled maturities of long-term debt at January 2, 2000 were as follows:

                           2000                        $    956
                           2001                             395
                           2002                         138,000
                           2003                              --
                           2004                         115,000
                                                       --------
                                                       $254,351
                                                       ========

8.  ACCRUED LIABILITIES:

         Accrued liabilities consisted of the following at January 2, 2000 and January 3, 1999:

                                              1999         1998
                                            -------      -------
Accrued wages and benefits                  $34,194      $34,621
Accrued interest                              5,289          460
Accrued workers' compensation benefits        2,664        1,700
Other                                         5,712        5,823
                                            -------      -------
                                            $47,859      $42,604
                                            =======      =======


9.  OTHER LONG-TERM LIABILITIES:

         Other long-term liabilities consisted of the following at January 2, 2000 and January 3, 1999:

                                                 1999         1998
                                                -------      -------
Amounts due sellers of acquired businesses      $28,195      $12,709
Deferred tax liabilities                         21,476       11,926
Workers' compensation reserves and other          4,339        3,796
                                                -------      -------
                                                $54,010      $28,431
                                                =======      =======

10.  EMPLOYEE BENEFIT PLANS:

         The Company has 401(k) profit sharing and nonqualified profit sharing plans, which cover substantially all of its employees. Company contributions or allocations are made on a discretionary basis for these plans (except for matching contributions made to certain 401(k) profit sharing plans as required by the terms of such plans). Contributions charged to operating expenses were $3,329, $1,989 and $523 in 1999, 1998 and 1997, respectively.

         The Company does not provide postretirement health care and life insurance benefits to retired employees or postemployment benefits to terminated employees.

         During 1999, the Company established a Supplemental Employee Retirement Plan ("SERP") for its Chief Executive Officer. The benefit payable under the SERP is dependent upon years of service. As of January 2, 2000, the Company had accrued approximately $855 for this Plan.


11.  CAPITAL STOCK AND STOCK OPTIONS:

      The Company repurchased 8,202,500 shares of its Common Stock at an aggregate purchase price of $60,025 in 1999 under two separate repurchase programs. Share repurchases under these programs were made from time to time in accordance with applicable securities regulations in open market or privately negotiated transactions. All share repurchases in 1999 were financed with cash from operations and borrowings under the Credit Facility, and all repurchased shares have been held in the Company's treasury and are available for resale and for general corporate purposes. Between January 2, 2000 and March 10, 2000, the Company repurchased an additional 340,000 shares at an aggregate purchase price of $2,760. As of March 10, 2000, the Company had authorization from its Board of Directors to repurchase an additional $19,158 of Common Stock.

       In May 1998, the Company completed an offering of 7,000,000 shares of Common Stock. The net proceeds from this offering of $133,300 were used to repay indebtedness under the Credit Facility (see Note 7).

         In March 1998, the Board of Directors authorized a two-for-one split of Common Stock, which was effected in the form of a 100% stock dividend paid to shareholders of record on March 16, 1998. The par value remained at $0.01 per share. The split has been reflected in shareholders' equity by reclassifying from additional paid-in capital to Common Stock the par value of the additional shares arising from the split. All references in the accompanying consolidated financial statements to the number of common shares, except shares authorized, and to per share amounts have been restated to reflect the stock split.

         The Company's Board of Directors adopted the 1997 Employee Stock Purchase Plan (The "Stock Purchase Plan") for the purpose of encouraging employee participation in the ownership of the Company. Under the Stock Purchase Plan, employees may elect to have payroll deductions made to purchase the stock at a discount. At the end of each quarterly purchase period, each participant's payroll deductions are used to acquire Common Stock of the Company at a price equal to 85% of the market value on either the first or last day of the quarterly purchase period, whichever is lower. During 1999 and 1998, 542,280 and 234,889 shares, respectively, of Common Stock were issued under the Stock Purchase Plan. An additional 222,831 shares were reserved for issuance under the Stock Purchase Plan at January 2, 2000.

         In 1997, the Company issued each outside member of the Board of Directors at the time a deferred share grant of 2,500 shares of Common Stock, for a total of 10,000 shares. These grants vest ratably over a three-year period, and will be fully vested in 2000. The non-vested portion of each deferred share grant is included as deferred compensation on the Company's Statements of Shareholders' Equity.

         The Company's Board of Directors adopted its 1995 Equity Participation Plan (the "Stock Option Plan") to attract and retain officers, key employees, consultants and directors. The Stock Option Plan has reserved for issuance 15% of the Common Stock issued and outstanding, as defined, from time to time. The Stock Option Plan allows for the issuance of options, stock appreciation rights, restricted or deferred stock awards and other awards. Incentive stock options may be granted only to employees and, when granted, have an exercise price equal to at least 100% of fair market value of common stock on the grant date and a term not longer than 10 years. As of January 2, 2000, 1,314,588 shares were reserved for issuance under the stock option plan.

         In addition, nonemployee directors (including the directors who administer the Stock Option Plan) are eligible to receive nondiscretionary grants of nonqualified stock options ("NQSOs") under the Stock Option Plan pursuant to a formula specified in the Plan. The NQSOs granted to nonemployee directors are fully vested and exercisable upon grant, and the term of each such option is 10 years. NQSOs may also be granted to an employee or consultant for any term specified by the compensation committee of the Board and will provide for the right to purchase Common Stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation, may be less than fair market value on the date of grant (but not less than par value), and may become exercisable (at the discretion of the compensation committee) in one or more installments after the grant date.

         A summary of stock option activity follows:

                                                          WEIGHTED
                                             SHARES        AVERAGE
                                              UNDER         PRICE
                                             OPTION       PER SHARE
                                            ---------     ---------
Outstanding, December 29, 1996              1,639,906      $10.15
      Granted in 1997                         867,792       15.50
         Exercised                            190,196        8.26
         Canceled                             121,950       10.32
                                            ---------      ------
Outstanding, December 28, 1997              2,195,552      $12.20
                                            =========      ======

      Granted in 1998                       1,181,416       13.74
         Exercised                            128,448        7.64
         Canceled                             125,235       14.60
                                            ---------      ------
Outstanding, January 3, 1999                3,123,285      $12.87
                                            =========      ======

      Granted in 1999                         563,667        6.91
         Exercised                             34,157       10.54
         Canceled                             177,490       13.87
                                            ---------      ------
Outstanding, January 2, 2000                3,475,305      $11.88
                                            =========      ======

        Exercisable, December 28, 1997        870,982      $ 9.98
                                            =========      ======
        Exercisable, January 3, 1999        1,382,873      $12.09
                                            =========      ======
        Exercisable, January 2, 2000        1,961,394      $12.25
                                            =========      ======


         The following table summarizes options outstanding and options exercisable as of January 2, 2000, and the related weighted average remaining contractual life (years) and weighted average exercise price:

OPTIONS OUTSTANDING

                                             Weighted
                                             Average          Weighted
                             Number          Remaining        Average
Range of exercise prices  Outstanding     Contractual Life  Exercise Price
------------------------  -----------     ----------------  --------------
$5.31 - $8.00                841,829             7.6          $ 6.22
$8.01 - $12.00               523,998             7.9           10.97
$12.01 - $18.00            1,785,403             7.9           13.50
$18.01 - $23.08              324,075             8.0           19.13
                           ---------          ------          ------
                           3,475,305             7.8          $11.88
                           =========          ======          ======

OPTIONS EXERCISABLE
                                             Weighted
                            Number            Average
Range of exercise prices  Exercisable      Exercise Price
------------------------  -----------      --------------
$5.31 - $8.00               457,104          $ 6.97
$8.01 - $12.00              368,698           11.51
$12.01 - $18.00             949,869           13.70
$18.01 - $23.08             185,723           19.25
                          ---------          ------
                          1,961,394          $12.25
                          =========          ======

         The weighted average fair value at date of grant for options granted during 1999, 1998 and 1997 was $7.09, $13.73, and $15.50 per option, respectively.

         Pursuant to the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," the following disclosures are presented to reflect the Company's pro forma net income for 1999, 1998 and 1997 as if the fair value method of accounting prescribed by SFAS 123 had been used. In preparing these disclosures, the Company has determined the value of all stock options granted using the Black-Scholes model, as discussed in SFAS 123, and based on the following weighted average assumptions used for grants:

                                       1999          1998         1997
                                       ----          ----         ----

       Risk-free interest rate          5.8%          5.3%         6.1%
       Expected dividend yield          0.0%          0.0%         0.0%
       Expected life                 5 years       5 years      5 years
       Expected volatility             56.1%         40.0%        40.4%


         The fair value of the stock options granted and Stock Purchase Plan issuances in 1999, 1998 and 1997 was approximately $3,652, $8,268 and $5,976, respectively. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions set forth above and the straight-line amortization method over the vesting period, the Company's net income would have been reduced to the following pro forma amounts:

                                                  1999            1998            1997
                                                  ----            ----            ----
Net income, as reported                        $   29,753      $   31,017      $   20,202
Net income per diluted share, as reported            0.99            0.96            0.80
                                               ==========      ==========      ==========
Pro forma net income                               26,140          28,209          18,720
Pro forma net income per diluted share         $     0.89      $     0.88      $     0.75
                                               ==========      ==========      ==========

         On February 6, 1996, the Company declared a dividend of one nonvoting preferred share purchase right (a "Right") for each outstanding share of Common Stock. This dividend was paid on February 27, 1996, to the shareholders of record on that date. In the event of an acquisition, or the announcement of an acquisition, by a party of a beneficial interest of at least 15% of the Common Stock, each right would become exercisable (the "Distribution Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $95.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. In addition, each Right entitles the right holder to certain other rights as specified in the Company's rights agreement. The Rights are not exercisable prior to a Distribution Date. The Rights will expire on February 6, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.


12.  INCOME TAXES:

         The provision for income taxes for 1999, 1998 and 1997 consisted of the following:

                                        1999         1998         1997
                                      -------      -------      -------
Current provision
    Federal                           $11,191      $13,324      $ 8,863
    State                               2,781        2,902        2,183
                                      -------      -------      -------
        Total current provision        13,972       16,226       11,046
Deferred provision
    Federal                             6,492        5,349        1,576
    State                               1,613        1,165          388
                                      -------      -------      -------
        Total deferred provision        8,105        6,514        1,964

        Total                         $22,077      $22,740      $13,010
                                      =======      =======      =======


         The reconciliation of the effective tax rate is as follows:

                                                    1999       1998       1997
                                                    ----       ----       ----
Federal statutory rate                              35.0%      35.0%      35.0%
State taxes, net of federal benefit                  4.8        4.9        5.4
Effect of nondeductible amortization and other       2.8        2.4        1.8
                                                    ----       ----       ----
                 Total                              42.6%      42.3%      42.2%
                                                    ====       ====       ====

         The components of the Company's net deferred tax assets and liabilities were as follows at January 2, 2000, and January 3, 1999:

                                                                  1999         1998
                                                                -------      -------
Deferred tax liability -
    Excess of cost over fair value of net assets acquired       $17,417      $ 9,300
    Excess tax over book depreciation of fixed assets             3,476        1,847
    Other deferred tax liabilities                                  583          779
                                                                -------      -------
                                                                 21,476       11,926
                                                                -------      -------
Deferred tax assets-
    Accrued workers' compensation and other                       2,149        2,203
    Allowance for doubtful accounts                                 762          753
    Accrued benefits                                                976        1,292
    Other                                                         2,707          901
                                                                -------      -------
                                                                  6,594        5,149
                                                                -------      -------
Net deferred tax liability                                      $14,882      $ 6,777
                                                                =======      =======

13. NET INCOME PER SHARE

         The computation of basic net income per share was based on the weighted average number of shares of Common Stock outstanding. The computation of diluted net income per share was based on the weighted average shares of Common Stock and Common Stock equivalents outstanding and also assumed the conversion of the Company's Notes.

         The following tables reconcile net income and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of 1999, 1998 and 1997 (share amounts in thousands):

                                                                   1999         1998         1997
                                                                 -------      -------      -------
BASIC EARNINGS PER SHARE:
   Net income                                                    $29,753      $31,017      $20,202
                                                                 =======      =======      =======

Weighted average common shares outstanding                        27,680       29,600       24,204
Basic earnings per share                                         $  1.07      $  1.05      $  0.83
                                                                 =======      =======      =======

DILUTED EARNINGS PER SHARE
   Net income                                                    $29,753      $31,017      $20,202
     Add: Interest expense on Convertible Notes, net of tax        4,257        4,257        2,217
                                                                 -------      -------      -------
    Diluted net income                                           $34,010      $35,274      $22,419

    Weighted average common shares outstanding                    27,680       29,600       24,204
    Add:  Dilutive employee stock options                            163          695          502
    Add:  Assumed conversion of Convertible Notes                  6,456        6,456        3,372
                                                                 -------      -------      -------
   Diluted weighted average common shares outstanding             34,299       36,752       28,078
Diluted earnings per share                                       $  0.99      $  0.96      $  0.80
                                                                 =======      =======      =======

Stock options to purchase 2,519,976, 378,400 and 537,900 shares of Common Stock were outstanding for 1999, 1998 and 1997, respectively, but were excluded from the computation of net income per diluted share because their effect was antidilutive.

14.  FINANCIAL INSTRUMENTS:

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated the book value at January 2, 2000, due to the short-term nature of these instruments. The fair value of the Company's borrowings under the Credit Facility and other long-term debt approximated the book value at January 2, 2000, because of the variable rate associated with the borrowings. The Notes had a fair value of $93,294 and $133,009 at January 2, 2000, and January 3, 1999, respectively, as compared to the carrying value of $115,000.

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

      Future minimum annual rentals for the next five years are as follows:


2000                                   $9,950
2001                                    8,259
2002                                    6,410
2003                                    4,727
2004                                    3,241
Thereafter                              5,788
                                      -------
                                      $38,375
                                      =======

         Total rent expense under operating leases amounted to $10,257, $7,397 and $4,078 for 1999, 1998 and 1997, respectively.

INSURANCE

         The Company maintains a self-insurance program for workers' compensation and medical and dental claims. The Company accrues liabilities under the workers' compensation program based on the loss and loss adjustment expenses as estimated by an outside administrator. At January 2, 2000, the Company had standby letters of credit with a bank in connection with a portion of its workers' compensation program.

         The Company is subject to claims and legal actions in the ordinary course of business. The Company maintains professional liability insurance for losses.

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

INDEMNIFICATION

         Pursuant to the Company's agreement to sell its healthcare division in 1997, the Company agreed to indemnify the Purchaser against certain expenses or losses incurred by the Purchaser. Management believes that future claims made by the Purchaser will not have a material impact on the Company's financial position or results of operations.

16.   SEGMENT INFORMATION:

         The Company is organized in two segments: the Information Technology Services Division and the Commercial Staffing Services Division. IT Services provides technical staffing, training and information technology consulting services. Commercial Staffing provides temporary staffing services, placement of full-time employees and on-site management of temporary employees. The Company evaluates segment performance based on income from operations before corporate expenses, amortization of intangible assets, interest and income taxes. Because of the Company's substantial intangible assets, management does not consider total assets by segment an important management tool and, accordingly, the Company does not report this information separately. The table below presents segment information for IT Services and Commercial Staffing for 1999, 1998 and 1997:

OPERATING RESULTS

                                             1999          1998          1997
                                           --------      --------      --------
Total revenues
    IT Services                            $584,032      $445,485      $249,749
    Commercial Staffing                     334,405       338,440       225,871
                                           --------      --------      --------
       Total revenues                       918,437       783,925       475,620
Operating Income
    IT Services                              66,329        51,581        29,787
    Commercial Staffing                      31,557        33,573        19,667
                                           --------      --------      --------
       Total operating income                97,886        85,154        49,454
Corporate expenses                           14,251         6,920         5,209
Amortization of intangible assets            15,358        11,986         6,494
Interest expense                             16,447        12,491         6,951
                                           --------      --------      --------
Income before income taxes                 $ 51,830      $ 53,757      $ 30,800
                                           ========      ========      ========

OTHER FINANCIAL INFORMATION

Accounts receivable, net
    IT Services                            $ 81,990      $ 84,999      $ 44,860
    Commercial Staffing                      43,602        44,226        33,009
    Corporate                                   376           536            --
                                           --------      --------      --------
       Total accounts receivable, net      $125,968      $129,761      $ 77,869
                                           ========      ========      ========

17.  SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

      The following table sets forth quarterly financial information for each quarter in 1999 and 1998:

                                                        1999
                                  --------------------------------------------------
                                   FIRST         SECOND        THIRD         FOURTH
                                  --------      --------      --------      --------
Revenues                          $229,638      $234,826      $233,215      $220,758
Operating income                    16,031        18,533        17,952        15,761
Net income                           7,133         8,201         8,020         6,399

Diluted net income per share      $   0.21      $   0.28      $   0.28      $   0.23
                                  ========      ========      ========      ========


                                                        1998
                                  --------------------------------------------------
                                   FIRST         SECOND         THIRD        FOURTH
                                  --------      --------      --------      --------
Revenues                          $154,837      $190,291      $211,807      $226,990
Operating income                    11,607        15,821        18,784        20,038
Net income                           5,262         6,920         9,238         9,597

Diluted net income per share      $   0.20      $   0.23      $   0.26      $   0.27
                                  ========      ========      ========      ========


18.    SUBSEQUENT EVENTS


           In connection with the retirement of the Company's Chief Executive Officer in February 2000, the Company has agreed to provide certain severance, retirement and other benefits to such officer. The total pre-tax cost to the Company of this arrangement (reduced by amounts that the Company had previously accrued for retirement benefits for this officer) will be approximately $1.5 million and will be recorded in the first quarter of 2000.