Form 10-K405, Exhibit 13
period 2000-12-31
PERSONNEL GROUP OF AMERICA INC
filed 2001-03-30
CIK 948850

                                                                   EXHIBIT 13.1


       PART II EXHIBITS FOR ITEMS 6 THROUGH 8 AND PART IV, ITEM 14 (A)(1)

ITEM 6.   SELECTED FINANCIAL DATA


                     (in thousands, except per share data)


                                                         2000             1999            1998            1997            1996
--------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Revenues                                              $ 881,992         $918,437        $783,925        $475,620        $243,608

Operating income before non-recurring costs
     and intangibles impairment                          39,892           68,277          66,248          37,751          15,454

Non-recurring costs and intangibles impairment           12,981               --              --              --              --

Operating income                                         26,911           68,277          66,248          37,751          15,454

Net income (loss) from continuing operations             (2,175)          29,753          31,017          17,790           8,304

Net income (loss)                                     $  (2,175)        $ 29,753        $ 31,017        $ 20,202        $ 11,517

Net income (loss) per diluted share(1)(2):

     Income (loss) from continuing operations         $   (0.09)        $   0.99        $   0.96        $   0.71        $   0.41

     Income from discontinued operations, net                --               --              --            0.09            0.16
                                                      --------------------------------------------------------------------------

     Net income (loss)                                $   (0.09)        $   0.99        $   0.96        $   0.80        $   0.56
                                                      ==========================================================================

Average diluted shares outstanding (1)(2)                25,090           34,299          36,752          28,078          20,432


FINANCIAL POSITION

Working capital                                       $  82,577         $ 86,787        $ 84,151        $ 69,090        $ 26,558

Intangibles, net                                        563,031          560,113         539,977         316,413         178,973

Total assets                                            743,593          735,350         708,890         451,309         293,575

Short- and long-term debt                               265,647          254,351         235,406         152,540          85,147

Shareholders' equity                                    364,299          369,843         394,630         205,076         183,257


(1) The assumed conversion of the Company's Notes into Common Stock was excluded from the calculation of net income per diluted share in 2000 because the effect of conversion was antidilutive.

(2) All share data has been restated to reflect the two-for-one stock split declared by the Company's Board of Directors in March 1998.

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

         The Company is organized into two Divisions: the Information Technology Services Division ("IT Services"), which provides information technology staffing and consulting services in a range of computer-related disciplines and technology tools for human capital management, and the Commercial Staffing Services Division ("Commercial Staffing"), which provides a variety of temporary office, clerical, accounting and finance, light technical and light industrial staffing services. Approximately 61% of the Company's 2000 revenues came from IT Services and 39% came from Commercial Staffing.

         The following table sets forth the number and nature of the Company's offices by Division at the end of the years indicated:


                                               2000               1999           1998
                                               ----              -----           ----
  IT Services                                    45                43              47
  Commercial Staffing                           104               101             100
                                                ---               ---             ---
             Total offices                      149               144             147

         During the first quarter of 2000, the Company's then Chief Executive Officer retired. The Company incurred a non-recurring expense of approximately $1.5 million ($0.9 million after tax) in the first quarter relating to severance and other benefits for the departed executive.

         In the fourth quarter of 2000, the Company incurred a one-time impairment charge of $11.5 million ($11.1 million after tax) related primarily to CareerShop.com intangibles and other assets. At the time of the acquisition, PGA expected CareerShop.com's job board and related businesses to become cash positive by the end of 2000 and break even from a profit standpoint during 2001. Acquired assets, consisting primarily of $11.2 million of intangibles, were recorded as a result of the acquisition (total consideration paid, including assumption of debt, was $11,949, of which $9,365 was cash and the remainder was stock). However, CareerShop.com's separate businesses failed to produce expected results. Due to the significance of the change in conditions, management performed an evaluation of the recoverability of the goodwill related to these operations and recorded the impairment charge in the fourth quarter.

         In addition to the Careershop.com impairment charge, the Company recorded other unusual charges of approximately $6.7 million ($4.2 million after tax) in the aggregate in the fourth quarter of 2000. These unusual charges related primarily to a tax dispute involving one of the Company's operations, termination and other payroll related costs associated with billable consultant reductions in IT Services and certain other early retirement benefits, higher than expected receivable charge-offs and increases in its reserves for uncollectable accounts and fixed asset write-offs due to the replacement of certain equipment. See "-- Results of Operations."

         The Company continued to roll out the PeopleSoft systems in its IT Services offices during 2000. In addition, during the third quarter the Company converted all of the Commercial Staffing operations and its corporate office to the PeopleSoft general ledger system. By year-end, over 97% of PGA's offices had been converted to the PeopleSoft systems.

         The Company amended its bank revolving credit facility in March 2001. The terms of this amendment included, among others, a reduction in the maximum amount available for borrowing under the facility from $200.0 million to $180.0 million and an increase in the Company's interest rates for borrowings based on current market and credit conditions. See "-- Liquidity and Capital
Resources."

         The information technology services business is affected by the timing of holidays and seasonal vacation patterns, generally resulting in lower IT revenues and operating margins in the fourth quarter of each year. The commercial staffing business is subject to the seasonal impact of summer and holiday employment trends. Typically, the Commercial Staffing business is stronger in the second half of each calendar year than in the first half.

OVERVIEW

         The following table summarizes certain income statement information for the Company for years 2000, 1999 and 1998:

                             (dollars in thousands)


                                                         2000                         1999                        1998
-----------------------------------------------------------------------------------------------------------------------------
Revenues:
    IT Services                               $ 537,535         60.9%        $584,032        63.6%       $445,485        56.8%
    Commercial Staffing                         344,457         39.1          334,405        36.4         338,440        43.2
                                              -------------------------------------------------------------------------------

       Total revenues                           881,992        100.0          918,437       100.0         783,925       100.0

Direct costs of services                        631,442         71.6          656,918        71.5         564,711        72.0
                                              -------------------------------------------------------------------------------

Gross profit                                    250,550         28.4          261,519        28.5         219,214        28.0


Operating expenses:
    Selling, general and administrative         185,743         21.1          171,950        18.8         136,937        17.5
    Depreciation and amortization                24,915          2.8           21,292         2.3          16,029         2.0
                                              -------------------------------------------------------------------------------

       Total operating expenses                 210,658         23.9          193,242        21.1         152,966        19.5

Operating income before non-recurring
    costs and intangibles impairment
                                                 39,892          4.5           68,277         7.4          66,248         8.5

Non-recurring costs and intangibles
    impairment                                   12,981          1.4               --         N/A              --         N/A
                                              -------------------------------------------------------------------------------

Operating income                                 26,911          3.1           68,277         7.4          66,248         8.5

Interest expense                                 20,108          2.3           16,447         1.8          12,491         1.6
                                              -------------------------------------------------------------------------------

Income before income taxes                        6,803           .8           51,830         5.6          53,757         6.9

Provision for income taxes                        8,978          1.0           22,077         2.4          22,740         2.9
                                              -------------------------------------------------------------------------------

Net income (loss)(1)                          $  (2,175)         (.2%)       $ 29,753         3.2%       $ 31,017         4.0%
                                              ===============================================================================

(1) Year 2000 net loss reflects certain non-recurring costs, intangibles impairment and certain other unusual charges. Before these charges, net income was $14,017.

RESULTS OF OPERATIONS

         YEAR ENDED DECEMBER 31, 2000 VERSUS YEAR ENDED JANUARY 2, 2000

REVENUES

         Total revenues decreased 4.0% to $882.0 million in 2000 from $918.4 million in 1999. IT Services revenues decreased 8.0% primarily as the result of the continuing industry-wide slowdown in customer demand for IT staffing services. IT Services billable consultants on assignment declined from approximately 3,950 at yearend 1999 to approximately 3,700 at yearend 2000. Although Commercial Staffing revenue growth slowed in the fourth quarter of 2000 amid signs of economic slowdown in a number of markets, revenues in 2000 overall grew 3.0% primarily due to growth in permanent placement revenues and the retail component of the Company's temporary staffing business during the first three quarters of the year. Permanent placement revenues were 10.0% of Commercial Staffing revenues in 2000 and 7.5% in 1999. The Company does not expect improvements in demand for its services in 2001 due to weak economic conditions anticipated throughout the year.

DIRECT COSTS OF SERVICES AND GROSS PROFIT

         Direct costs, consisting of payroll and related expenses of consultants and temporary workers, but before $1.1 million of unusual charges recorded in the fourth quarter of 2000, decreased 4.0% to $630.3 million in 2000 on lower revenues. Gross profit, before the unusual charges, decreased 3.8% to $251.7 million on the lower revenues. Gross profit as a percentage of revenue was 28.5% in both 2000 and 1999. Higher gross margin dollars were recorded during 2000 from permanent placement services; however, this was essentially offset by the Company's weaker than expected performance in the higher margin sectors of the information technology staffing and consulting business. IT Services revenues represented 61% of total revenues in 2000, down from 64% in 1999.

OPERATING EXPENSES

         Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, but before $5.0 million of unusual charges recorded in the fourth quarter of 2000, increased 6.4% to $205.6 million in 2000 from $193.2 million in 1999. As a percentage of revenues, selling, general and administrative expenses before unusual charges increased to 20.5% in 2000 from 18.8% in 1999. These increases were caused primarily by the strength of the Company's permanent placement business during the first three quarters of the year (which typically carries higher gross margins but higher operating expenses than the temporary staffing business) and the June 2000 acquisition of Careershop.com. Depreciation and amortization increased to 2.8% of revenues in 2000 from 2.3% in 1999 due to increased depreciation and amortization expense resulting from the Careershop.com acquisition and earn-out payments related to prior acquisitions, write-offs in the fourth quarter due to the replacement of equipment and continuing investments in management information systems.

INTEREST EXPENSE

         Interest expense increased to $20.1 million in 2000 from $16.4 million in 1999 as the Company borrowed additional funds to make earn-out payments and finance its share repurchase programs during the first five months of the year, and to complete the Careershop.com acquisition in June 2000. Additionally, the average interest rate on borrowings rose in 2000 to 8.0%, up 180 basis points over 1999. See "-- Liquidity and Capital Resources."

INCOME TAX EXPENSE

         The effective tax rate before non-recurring and unusual charges increased to 46.0% in 2000 from 42.6% in 1999 primarily because nondeductible amortization expense related to acquisitions increased during the year as a percentage of the Company's pretax income. The Company's effective tax rate has historically been higher than the U.S. federal statutory rate of 35% primarily due to state income taxes and nondeductible amortization expense.

          YEAR ENDED JANUARY 2, 2000 VERSUS YEAR ENDED JANUARY 3, 1999

REVENUES

         Total revenues increased 17.2% to $918.4 million in 1999 from $783.9 million in 1998. IT Services revenue grew 31.1% primarily as the result of acquisitions that the Company completed in 1998 and internal growth of 8.1% in 1999. IT Services internal growth in 1999 was lower than the Company's expectations, primarily as the result of lower utilization of IT services generally and the resulting billable headcount reduction during the second half of 1999 related to the year 2000 phenomenon. Commercial Staffing revenues in 1999 were slightly below 1998 due primarily to the impact of certain non-recurring revenues in the second half of 1998 and the elimination of certain low margin Commercial Staffing business late in that year. Same store sales declined 4.6% in 1999 over 1998.

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

INTEREST EXPENSE

         Interest expense increased to $16.4 million in 1999 from $12.5 million in 1998 as the Company borrowed additional funds to finance its share repurchase programs. See "-- Liquidity and Capital Resources."

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

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of cash are from operations and borrowings under the Company's bank revolving credit facility (the "Credit Facility"). The Company's principal uses of cash in 2000 were to fund capital expenditures, share repurchases under the Company's share repurchase programs, contingent earn-out payments related to previous acquisitions and the Careershop.com acquisition. The Company has not made any share repurchases since May 2000, and is prohibited under the Credit Facility, as amended, from making additional share repurchases.

         As of December 31, 2000, the Company was obligated to make certain contingent earn-out payments to former owners of businesses that had been acquired prior to the end of 1998. Earn-out payments made during 2000 were approximately $36.6 million in the aggregate (of which approximately $2.5 million was paid by the issuance of approximately 0.8 million shares of Common Stock). The Company is obligated to make four additional earn-out payments based on earnings of acquired businesses for the year ended December 31, 2000 and estimates that these payments will be in the range of $11.0 million to $12.0 million in the aggregate. The Company is obligated to make one earn-out payment based on earnings of an acquired business for the 12-month period ended June 30, 2001, and estimates that this payment will be immaterial. There can be no assurance, however, that the actual amounts of any earn-out payments will not differ materially from the estimates set forth herein. Following the 2001 earn-out payments, the Company will have no further earn-out obligations with respect to any of its existing operations.

         For the year ended December 31, 2000, cash provided by operating activities decreased to $48.9 million from $71.7 million in 1999, primarily as a result of lower earnings before depreciation and amortization in 2000. In the aggregate, days sales outstanding ("DSO") were 54 and 51 days at December 31, 2000 and January 2, 2000, respectively. IT Services DSO were 60 days and 55 days at December 31, 2000 and January 2, 2000, respectively, and Commercial Staffing DSO were 45 days and 46 days at the same dates. Cash used for investing activities increased to $51.1 million during 2000 from $30.1 million in 1999 primarily as a result of contingent earn-out payments relating to prior acquisitions and the June 2000 acquisition of Careershop.com. With earn-out obligations diminishing, the Company expects cash used for investing activities to decrease substantially in 2001.

         The Company repurchased 1.7 million shares of its common stock during the first five months of 2000 at an aggregate purchase price of $10.6 million. These share repurchases were made from time to time in accordance with applicable securities regulations in open market or privately negotiated transactions. All share repurchases were financed with cash from operations and borrowings under the Credit Facility, and all repurchased shares have been held in the Company's treasury and are available for resale and for general corporate purposes.

         The Credit Facility was amended in March 2001 to cure fourth quarter technical violations of certain financial covenants. The amendment provides for a $180.0 million reducing revolving line of credit due June 2002. As of March 30, 2001, $140.0 million of borrowings were outstanding under the amended Credit Facility and approximately $6.7 million had been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation programs. The Company had borrowing capacity of $33.3 million. The amended Credit Facility also includes covenants that require maintenance of certain financial ratios on a quarterly basis, and placed additional limitations on share repurchases, acquisitions and capital expenditures. Management believes that the Company will be in compliance with the modified financial covenants for the remaining term of the Credit Facility. However, if actual results of operations do not meet current forecasts, additional covenant violations could occur.

         Also under the terms of the amendment, the maximum principal amount available for borrowing is scheduled to reduce to $176.0 million by the end of the third quarter of 2001, $171.0 million by the end of the fourth quarter of 2001 and $166.0 million by the end of the first quarter of 2002. Interest rates payable under the amended Credit Facility were increased to reflect current market and credit conditions, and are currently set at LIBOR plus 300 basis points. The daily weighted average interest rate under the Credit Facility was 8.0% during 2000. The weighted average interest rate of the Company's borrowings under the Credit Facility was 8.1% at December 31, 2000. The amended Credit Facility is collateralized by a pledge of all of the Company's tangible and intangible assets.

         The Company expects to spend less than 1% of its 2001 revenues on management information systems and other capital expenditures. The Company reduced capital spending in the fourth quarter of 2000 to less than $1.6 million, down from approximately $1.9 million in the third quarter and $2.6 million in the second quarter.

         The Company believes that cash flow from operations and borrowing capacity under the amended Credit Facility will be adequate to meet its presently anticipated needs for working capital and capital expenditures and its diminishing needs for contingent earn-out payments. In the event of unanticipated short-term needs, the Company would likely be required to seek alternative sources of capital. Additionally, the Credit Facility expires in June 2002. The Company intends to seek an extension to or a refinancing of the Credit Facility. There can be no assurance, however, that alternative sources of capital will be available, if and when needed, on favorable terms.

ITEM 7A.   MARKET RISK DISCLOSURES

         The Company's outstanding debt under the Credit Facility at March 30, 2001 was $140.0 million. Interest on borrowing under the Credit Facility is based on LIBOR plus a variable margin. Based on the outstanding balance at March 30, 2001, a change of 1% in the interest rate would cause a change in interest expense of approximately $1.4 million on an annual basis.

RECENT ACCOUNTING PRONOUNCEMENTS

         In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 101 ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The Company was required to be in conformity with the provisions of SAB 101 by the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material effect on the financial statements.

FORWARD-LOOKING INFORMATION

         Certain statements in this Annual Report to Shareholders may contain various "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 that are based on management's belief and assumptions, as well as information currently available to management. These statements may be identified by words such as "estimate," "forecast," "plan," "intend," "believe," "expect," "anticipate," or variations or negatives thereof, or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in such statements. These risks and uncertainties include, but are not limited to, the following: changes in levels of unemployment and other economic conditions in the United States, or in particular regions or industries; reduction in the supply of qualified candidates for temporary employment or the Company's ability to attract qualified candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the effect of competitive pressures, including any change in the demand for PGA's services, or the Company's ability to maintain its profit margins; the possibility that the Company will incur liability for the activities of its temporary employees or for events effecting its temporary employees on clients' premises; the success of the Company in attracting, training and retaining qualified management personnel and other staff employees; and whether governments will impose additional regulations or licensing requirements on personnel services businesses in particular or on employer/employee relationships in general, and other matters discussed in this report and the Company's other filings with the Securities and Exchange Commission. Because long-term contracts are not a significant part of PGA's business, future results cannot be reliably predicted by considering past trends or extrapolating past results. The Company undertakes no obligation to update information contained in this report.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Personnel Group of America, Inc.:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Personnel Group of America, Inc. and subsidiaries (collectively, the "Company") at December 31, 2000 and January 2, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/S/ PRICEWATERHOUSECOOPERS LLP

Charlotte, North Carolina
February 5, 2001, except for the second paragraph of Note 5, for which the date is March 21, 2001

PART IV, ITEM 14(A)(1)  CONSOLIDATED FINANCIAL STATEMENTS

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
      CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 2000 AND JANUARY 2, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


ASSETS                                                                               2000                 1999
------                                                                             ---------           ---------


CURRENT ASSETS:
    Cash and cash equivalents                                                      $   6,233           $   5,752
    Accounts receivable, net of allowance for doubtful accounts of $3,799
       and $2,690 in 2000 and 1999, respectively                                     127,292             125,968
    Prepaid expenses and other current assets                                          6,537               5,690
    Deferred income taxes                                                             10,064               6,594
    Notes receivable from sale of discontinued                                           885                 885
       operation
          Total current assets                                                       151,011             144,889

Property and equipment, net                                                           25,986              25,776
Intangible assets, net                                                               563,031             560,113
Other assets                                                                           3,565               4,572
                                                                                   ---------           ---------
          Total assets                                                             $ 743,593           $ 735,350
                                                                                   =========           =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt                                              $     647           $     956
    Accounts payable                                                                  13,910               8,535
    Accrued liabilities                                                               53,877              47,859
    Income taxes payable                                                                  --                 752
                                                                                   ---------           ---------
          Total current liabilities                                                   68,434              58,102

Long-term debt                                                                       265,000             253,395
Other long-term liabilities                                                           45,860              54,010
                                                                                   ---------           ---------
          Total liabilities                                                          379,294             365,507

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
    Preferred stock, $.01 par value; shares authorized 5,000;
        no shares issued and                                                              --                  --
       outstanding
    Common stock, $.01 par value; shares authorized 95,000;
        33,065 shares issued and outstanding                                             331                 331
    Additional paid-in capital                                                       319,910             330,237
    Retained earnings                                                                 92,661              94,836
    Deferred compensation                                                                 --                 (61)
                                                                                   ---------           ---------
                                                                                     412,902             425,343
     Less common stock held in treasury at cost -
        6,873 and 7,587 shares at December 31, 2000 and January 2, 2000,
        respectively                                                                 (48,603)            (55,500)
                                                                                   ---------           ---------
          Total shareholders' equity                                                 364,299             369,843
                                                                                   ---------           ---------
          Total liabilities and shareholders' equity                               $ 743,593           $ 735,350
                                                                                   =========           =========

     The accompanying notes are an integral part of these balance sheets.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
  FOR THE YEARS ENDED DECEMBER 31, 2000, JANUARY 2, 2000 AND JANUARY 3, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              2000               1999              1998
                                                           ---------           --------          --------
REVENUES                                                   $ 881,992           $918,437          $783,925
DIRECT COSTS OF SERVICES                                     631,442            656,918           564,711
                                                           ---------           --------          --------
GROSS PROFIT                                                 250,550            261,519           219,214

OPERATING EXPENSES:
   Selling, general and administrative                       185,743            171,950           136,937
   Depreciation and amortization                              24,915             21,292            16,029
   Non-recurring costs and intangibles impairment             12,981                 --                --
                                                           ---------           --------          --------

OPERATING INCOME                                              26,911             68,277            66,248

INTEREST EXPENSE                                              20,108             16,447            12,491
                                                           ---------           --------          --------
INCOME BEFORE INCOME TAXES                                     6,803             51,830            53,757
PROVISION FOR INCOME TAXES                                     8,978             22,077            22,740
                                                           ---------           --------          --------

NET INCOME (LOSS)                                          $  (2,175)          $ 29,753          $ 31,017
                                                           =========           ========          ========

EARNINGS PER BASIC SHARE                                   $   (0.09)          $   1.07          $   1.05

EARNINGS PER DILUTED SHARE                                 $   (0.09)          $   0.99          $   0.96

WEIGHTED AVERAGE BASIC SHARES OUTSTANDING                     25,090             27,680            29,600
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING                   25,090             34,299            36,752

The accompanying notes are an integral part of these statements.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  FOR THE YEARS ENDED DECEMBER 31, 2000, JANUARY 2, 2000 AND JANUARY 3, 1999
                                (IN THOUSANDS)


                                                    COMMON STOCK     ADDITIONAL               DEFERRED     COMMON         TOTAL
                                                  ----------------    PAID-IN     RETAINED     COMPEN-   STOCK HELD   SHAREHOLDERS'
                                                  SHARES    AMOUNT    CAPITAL     EARNINGS     SATION    IN TREASURY     EQUITY
                                                  ------    ------   ----------   --------    --------   -----------  -------------

BALANCE, December 28, 1997                        24,278     $242    $ 171,038     $34,066    $   (270)    $     --    $ 205,076

      Issuances of common stock                    7,000       70      133,230          --          --           --      133,300
      Stock issued for acquisitions                1,368       14       22,160          --          --           --       22,174
     Stock issued for employee stock purchase
       plan and exercises of stock options           283        3        2,955          --          --           --        2,958
    Amortization of deferred compensation             --       --           --          --         105           --          105
    Net income                                        --       --           --      31,017          --           --       31,017
                                                 -------     ----    ---------     -------    --------     --------    ---------

BALANCE, January 3, 1999                          32,929     $329    $ 329,383     $65,083    $   (165)    $     --    $ 394,630
                                                 -------     ----    ---------     -------    --------     --------    ---------

     Stock issued for acquisitions                    24       --          605          --          --          539        1,144
    Repurchases of common stock                       --       --           --          --          --      (60,025)     (60,025)
    Stock issued for employee stock purchase
        plan and exercises of stock options          112        2          249          --          --        3,986        4,237
    Amortization of deferred compensation             --       --           --          --         104           --          104
    Net income                                        --       --           --      29,753          --           --       29,753
                                                 -------     ----    ---------     -------    --------     --------    ---------

BALANCE, January 2, 2000                          33,065     $331    $ 330,237     $94,836    $    (61)    $(55,500)   $ 369,843
                                                 -------     ----    ---------     -------    --------     --------    ---------

     Stock issued for acquisitions                    --       --       (6,520)         --          --       11,588        5,068
    Repurchases of common stock                       --       --           --          --          --      (10,584)     (10,584)
    Stock issued for employee stock purchase
        plan and exercises of stock options           --       --       (3,807)         --          --        5,893        2,086
    Amortization of deferred compensation             --       --           --          --          61           --           61
    Net income (loss)                                 --       --           --      (2,175)         --           --       (2,175)
                                                 --------    ----    ---------     -------    --------     --------    ---------
 BALANCE, December 31, 2000                       33,065     $331    $ 319,910     $92,661    $     --     $(48,603)   $ 364,299
                                                 =======     ====    =========     =======    ========     ========    =========

The accompanying notes are an integral part of these statements.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
   FOR THE YEARS ENDED DECEMBER 31, 2000, JANUARY 2, 2000 AND JANUARY 3, 1999
                                 (IN THOUSANDS)


                                                                            2000         1999          1998
                                                                          --------     --------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss) from continuing operations                          $ (2,175)    $ 29,753     $  31,017
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:

          Depreciation and amortization                                     24,915       21,292        16,029
          Non-recurring intangibles impairment charge                       11,515           --            --
          Deferred income taxes, net                                         6,050        8,105         5,822
          Changes in assets and liabilities:
              Accounts receivable                                           (1,324)       5,019       (21,248)
              Accounts payable and accrued liabilities                      10,451        7,833          (297)
              Income taxes payable                                          (2,443)      (1,763)          216
              Other, net                                                     1,950        1,468        (2,597)
                                                                          --------     --------     ---------
              Net cash provided by operating activities                     48,939       71,707        28,942

CASH FLOWS FROM INVESTING ACTIVITIES:
    Cash used in acquisitions, net of cash acquired                        (43,127)     (18,715)     (259,057)
    Net cash provided by discontinued operations                                --           --        28,012
    Purchase of property and equipment, net                                 (7,924)     (11,368)      (10,028)
                                                                          --------     --------     ---------
              Net cash used in investing activities                        (51,051)     (30,083)     (241,073)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock, net                                 --           --       133,300
    Repayments under credit facility                                       (51,500)     (59,500)     (222,450)
    Borrowings under credit facility                                        63,500       87,500       308,450
    Repurchases of common stock                                            (10,638)     (59,971)           --
    Proceeds from employee stock purchase plan and stock
        option exercises                                                     2,086        4,237         3,066
    Repayments of seller notes and acquired indebtedness                      (855)      (9,100)       (9,915)
                                                                          --------     --------     ---------
              Net cash provided by (used in) financing activities            2,593      (36,834)      212,451
                                                                          --------     --------     ---------

Net increase in cash and cash equivalents                                      481        4,790           320

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               5,752          962           642
                                                                          --------     --------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $  6,233     $  5,752     $     962
                                                                          ========     ========     =========

SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash payments during the period for --
              Income taxes                                                $  5,497     $ 15,241     $  17,523
              Interest                                                    $ 18,588     $ 12,673     $  11,969
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
    Accrued acquisition related earnout payments                          $ 11,458     $ 27,445     $  13,392
    Accrued repurchases of common stock                                   $     --     $     54     $      --

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

         The Company's fiscal years ended December 31, 2000, January 2, 2000 and January 3, 1999 are referred to in these financial statements as years 2000, 1999 and 1998, respectively.


NATURE OF OPERATIONS

         The Company is organized into two Divisions: the Information Technology Services Division ("IT Services"), which provides information technology staffing and consulting services in a range of computer-related disciplines and technology tools for human capital management, and the Commercial Staffing Services Division ("Commercial Staffing"), which provides a variety of temporary office, clerical, accounting and finance, light technical and light industrial staffing services. All of the IT Services and Commercial Staffing branch offices are located in the United States, and none are franchised or licensed.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


REVENUE RECOGNITION

         The Company recognizes revenue at the time its services are performed. Permanent placement revenues are recognized when employment candidates accept offers of permanent employment. Allowances are established, based upon historical data, to estimate losses due to placed candidates not remaining employed through the Company's guarantee period, typically 90 days or less.

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

INTANGIBLE ASSETS

         The Company's businesses have been acquired from unrelated third parties for cash and other consideration. All of the Company's acquisitions have been accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the entities acquired were recorded at their estimated fair values at the dates of the acquisitions. Excess of cost over fair value of net assets acquired resulting from such acquisitions has been recorded at historical cost and is being amortized on a straight-line basis over 40 years. Other intangible assets consist mainly of covenants not to compete. Total intangible assets and accumulated amortization of intangible assets were $617,778 and $54,747 at December 31, 2000, respectively, and $598,803 and
$38,690 at January 2, 2000, respectively. Amortization expense for 2000, 1999 and 1998 was $16,826, $15,358 and $11,986, respectively.

         Certain of the Company's acquisitions provided for additional purchase price consideration upon attainment of certain specified targets for various periods after closing of the acquisition. The Company paid $36,555 (of which $2,483 was paid by the issuance of 784,437 shares of Common Stock in 2000), $16,162 (of which $717 was paid by the issuance of 73,334 shares of Common Stock in 1999) and $35,985 in contingent consideration in 2000, 1999 and 1998, respectively. As of December 31, 2000, the Company also had accrued $11,458 for the payment of additional contingent consideration in 2001, based on 2000 earnings. The Company is obligated to make one earn-out payment based on earnings of an acquired business for the 12-month period ended June 30, 2001, and estimates that this payment will be immaterial. All consideration is recorded as additional purchase price when earned and increases the amount of excess of cost over fair value of net assets acquired.

         In the fourth quarter of 2000, the Company incurred a one-time impairment charge of $11.5 million related primarily to CareerShop.com intangibles and other assets. At the time of the acquisition, PGA expected CareerShop.com's job board and related businesses to become cash positive by the end of 2000 and break even from a profit standpoint during 2001. Acquired assets, consisting primarily of $11.2 million of intangibles, were recorded as a result of the acquisition (total consideration paid, including assumption of debt, was $11,949, of which $9,365 was cash and the remainder was stock). However, CareerShop.com's separate businesses failed to produce expected results. Due to the significance of the change in conditions, management performed an evaluation of the recoverability of the goodwill related to these operations and recorded the impairment charge.

         The Company's pro forma consolidated results of operations for 1998, as if each of the Company's 1998 acquisitions had occurred on December 28, 1997, were as follows: revenues - $889,016, net income - $33,548 and net income per diluted share - $1.01. The impact on revenues and net income from the Company's 1999 acquisitions was immaterial.

         The Company periodically evaluates the recoverability of its investment in excess of cost over fair value of net assets acquired and other intangibles in relation to anticipated future cash flows on an undiscounted basis. Based on this assessment, the Company expects its investment in excess of cost over fair value of net assets acquired and other intangibles to be fully recoverable.

INCOME TAXES

         Deferred tax assets and liabilities are recorded for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

SEGMENT REPORTING

         Segment reporting is based upon a management approach that designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company uses two reportable segments: IT Services and Commercial Staffing.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates include the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from management's estimates. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, permanent placement revenues, workers compensation costs, liabilities for potential tax deficiencies, and other loss contingencies.

3.  ACCOUNTS RECEIVABLE:

         Accounts receivable consisted of the following at December 31, 2000 and January 2, 2000:

                                                        2000        1999
                                                      --------    --------
Trade accounts receivable                             $131,091    $128,658
Less - Allowance for doubtful accounts                  (3,799)     (2,690)
                                                      --------    --------
                                                      $127,292    $125,968
                                                      ========    ========


         The following table sets forth further information on the Company's allowance for doubtful accounts:

                                           BALANCE AT       CHARGED TO                          BALANCE
                                            BEGINNING       COSTS AND                            AT END
                 YEAR ENDED                 OF PERIOD        EXPENSES         DEDUCTIONS       OF PERIOD
                 ----------                 ---------        --------         ----------       ---------

    December 31, 2000                         $2,690          $9,159            $(8,050)          $3,799
    January 2, 2000                            2,031           5,536             (4,877)           2,690
    January 3, 1999                            1,063           3,261             (2,293)           2,031

4.  PROPERTY AND EQUIPMENT, NET:

         Property and equipment, net, consisted of the following at December 31, 2000 and January 2, 2000:

                                           2000               1999
                                         --------           --------
Software and computer equipment          $ 35,131           $ 29,916
Furniture and other equipment               6,904              6,463
Leasehold improvements                      2,992              2,725
                                         --------           --------
                                           45,027             39,104
Less - Accumulated depreciation           (19,041)           (13,328)
                                         --------           --------
                                         $ 25,986           $ 25,776
                                         ========           ========

5.  LONG-TERM DEBT:

      Long-term debt at December 31, 2000 and January 2, 2000 was as follows:

                                                                    2000              1999
                                                                  --------          --------
     5-3/4% Convertible Subordinated Notes due July 2004          $115,000          $115,000
     Bank revolving credit facility due June 2002                  150,000           138,000
     Notes payable to sellers of acquired companies and other          647             1,351
                                                                  --------          --------
                                                                   265,647           254,351
     Less current portion                                              647               956
                                                                  --------          --------
                                                                  $265,000          $253,395
                                                                  ========          ========

         The Company's 5-3/4% Convertible Subordinated Notes (the "Notes") are due July 2004. Interest on the Notes is payable semi-annually. The Notes are convertible into Common Stock of the Company at any time before maturity at an initial conversion price of $17.81 per share. The Notes were not redeemable prior to July 2000. Beginning in July 2000, the Company was permitted to redeem the Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. The Notes are subordinated to all present and future senior indebtedness of the Company (as defined), including indebtedness under the Company's bank revolving credit facility (the "Credit Facility").

         The Credit Facility was amended in March 2001 to cure fourth quarter technical violations of certain financial covenants. The amendment provides for a $180.0 million reducing revolving line of credit due June 2002. The Company had borrowing capacity of $23.3 million, after the March 2001 amendment. The amended Credit Facility contains customary covenants that require quarterly maintenance of certain financial ratios, minimum net worth and a restriction on the payment of cash dividends on Common Stock. It also places additional limitations on share repurchases, acquisitions and capital expenditures. Management believes that the Company will be in compliance with the modified financial covenants for the remaining term of the Credit Facility. However, if actual results of operations do not meet current forecasts, additional covenant violations could occur. Under the terms of the amendment, the maximum principal amount available for borrowing is scheduled to reduce to $176.0 million by the end of the third quarter of 2001, $171.0 million by the end of the fourth quarter of 2001 and $166.0 million by the end of the first quarter of 2002. Interest rates payable under the amended Credit Facility were increased to reflect current market and credit conditions, and are currently set at LIBOR plus 300 basis points. The amended Credit Facility is collateralized by all of the Company's tangible and intangible assets.

         During 2000, the maximum aggregate outstanding borrowing under the Credit Facility was $172,000 and the average outstanding balance during the year was $159,500. In addition, approximately $6,200 of the Credit Facility was used for the issuance of undrawn letters of credit to secure the Company's workers' compensation program. The daily weighted average interest rate under the Credit Facility was 8.0% during 2000. The weighted average interest rate for the Company's borrowings under the Credit Facility was 8.1% at December 31, 2000.

         Scheduled maturities of long-term debt at December 31, 2000 were as follows:

                           2001                       $    647
                           2002                        150,000
                           2003                             --
                           2004                        115,000
                                                      --------
                                                      $265,647
                                                      ========

6.  ACCRUED LIABILITIES:

         Accrued liabilities consisted of the following at December 31, 2000 and January 2, 2000:

                                                  2000             1999
                                                -------          -------
Accrued wages and benefits                      $37,561          $34,194
Accrued interest                                  6,169            5,289
Accrued workers' compensation benefits            2,989            2,664
Other                                             7,158            5,712
                                                -------          -------
                                                $53,877          $47,859
                                                =======          =======

7.  OTHER LONG-TERM LIABILITIES:

         Other long-term liabilities consisted of the following at December 31, 2000 and January 2, 2000:

                                                                   2000             1999
                                                                 -------          -------
           Amounts due sellers of acquired businesses            $11,908          $28,195
           Deferred tax liabilities                               28,996           21,476
           Workers' compensation reserves and other                4,956            4,339
                                                                 -------          -------
                                                                 $45,860          $54,010
                                                                 =======          =======

8.  EMPLOYEE BENEFIT PLANS:

         The Company has 401(k) profit sharing and nonqualified profit sharing plans, which cover substantially all of its employees. Company contributions or allocations are made on a discretionary basis for these plans (except for matching contributions made to certain 401(k) profit sharing plans as required by the terms of such plans). Contributions charged to operating expenses were $2,914, $3,329 and $1,989 in 2000, 1999 and 1998, respectively.

         The Company does not provide postretirement health care and life insurance benefits to retired employees or postemployment benefits to terminated employees.

         During 1999, the Company established a Supplemental Employee Retirement Plan (the "SERP") for its then Chief Executive Officer. The Company announced the retirement of such officer in February 2000, and in connection therewith the annual benefit payable under the SERP was fixed at $150. As of December 31, 2000, the Company had accrued approximately $1,997 for the SERP.


9.  CAPITAL STOCK AND STOCK OPTIONS:

      The Company repurchased 1,664,300 shares and 8,202,500 shares of its Common Stock at an aggregate purchase price of $10,584 and $60,025 in 2000 and 1999, respectively, under two separate repurchase programs.

      In May 1998, the Company completed an offering of 7,000,000 shares of Common Stock. The net proceeds from this offering of $133,300 were used to repay indebtedness under the Credit Facility.

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

         The Company's Board of Directors adopted the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") for the purpose of encouraging employee participation in the ownership of the Company. Under the Stock Purchase Plan, employees may elect to have payroll deductions made to purchase Common Stock at a discount. At the end of each quarterly purchase period, each participant's payroll deductions are used to acquire Common Stock of the Company at a price equal to 85% of the market value on either the first or last day of the quarterly purchase period, whichever is lower. During 2000, 1999 and 1998, 798,978, 542,280 and 234,886 shares, respectively, of Common Stock were issued under the Stock Purchase Plan. An additional 423,856 shares were reserved for issuance under the Stock Purchase Plan at December 31, 2000.

         The Company's Board of Directors adopted its 1995 Equity Participation Plan (the "Stock Option Plan") to attract and retain officers, key employees, consultants and directors. The Stock Option Plan has reserved for issuance 15% of the Common Stock issued and outstanding, as defined, from time to time. The Stock Option Plan allows for the issuance of options, stock appreciation rights, restricted or deferred stock awards and other awards. Incentive stock options may be granted only to employees and, when granted, have an exercise price equal to at least 100% of the fair market value of the Common Stock on the grant date and a term not longer than 10 years. As of December 31, 2000, 491,962 shares were reserved for issuance under the Stock Option Plan.

         In addition, nonemployee directors (including the directors who administer the Stock Option Plan) receive nondiscretionary grants of nonqualified stock options ("NQSOs") under the Stock Option Plan pursuant to a formula specified in the Plan. The NQSOs granted to nonemployee directors are fully vested and exercisable upon grant, and the term of each such option is 10 years. NQSOs may also be granted to an employee or consultant for any term specified by the compensation committee of the Board and will provide for the right to purchase Common Stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation, may be less than fair market value on the date of grant (but not less than par value), and may become exercisable (at the discretion of the compensation committee) in one or more installments after the grant date.

         A summary of stock option activity follows:

                                                                               WEIGHTED
                                                          SHARES UNDER       AVERAGE PRICE
                                                             OPTION            PER SHARE
                                                             ------            ---------
             Outstanding, December 28, 1997                 2,195,552          $   12.20
                   Granted in 1998                          1,181,416              13.74
                   Exercised                                  128,448               7.64
                   Canceled                                   125,235              14.60
                                                            ---------          ---------
             Outstanding, January 3, 1999                   3,123,285          $   12.87
                                                            =========          =========
                   Granted in 1999                            563,667               6.91
                   Exercised                                   34,157              10.54
                   Canceled                                   177,490              13.87
                                                            ---------          ---------
             Outstanding, January 2, 2000                   3,475,305          $   11.88
                                                            =========          =========

                   Granted in 2000                          1,461,250               2.33
                   Exercised                                    1,300               6.69
                   Canceled                                   529,958              12.32
                                                            ---------          ---------
             Outstanding, December 31, 2000                 4,405,297          $    8.68
                                                            =========          =========


             Exercisable, January 3, 1999                   1,382,873          $   12.09
                                                            =========          =========
             Exercisable, January 2, 2000                   1,961,394          $   12.25
                                                            =========          =========
             Exercisable, December 31, 2000                 2,286,797          $   11.99
                                                            =========          =========

         The following table summarizes options outstanding and options exercisable as of December 31, 2000, and the related weighted average remaining contractual life (years) and weighted average exercise price:

                                         OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                         -------------------                      -------------------

       RANGE OF              OPTIONS           AVERAGE         AVERAGE         OPTIONS      AVERAGE EXERCISE
       EXERCISE PRICES     OUTSTANDING        REMAINING     EXERCISE PRICE   EXERCISABLE          PRICE
       ---------------     -----------        ---------     --------------   -----------          -----
                                            CONTRACTUAL
                                            -----------
                                                LIFE
                                                ----

       $ 1.47 - $ 2.50       717,500             10.0            $ 1.49              --          $   --
       $ 2.51 - $ 5.00       650,625              9.5              2.65          18,250            4.29
       $ 5.01 - $ 8.00       754,264              6.5              6.27         512,206            6.73
       $ 8.01 - $12.00       538,998              7.1             10.64         414,848           10.92
       $12.01 - $18.00     1,520,860              6.8             13.61       1,162,328           13.68
       $18.01 - $23.08       223,050              7.0             19.31         179,165           19.33
                           ---------           ------            ------      ----------          ------
                           4,405,297              7.7            $ 8.68       2,286,797          $11.99
                           =========           ======            ======      ==========          ======

         Pursuant to the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," the following disclosures are presented to reflect the Company's pro forma net income for 2000, 1999 and 1998 as if the fair value method of accounting prescribed by SFAS 123 had been used. In preparing these disclosures, the Company has determined the value of all stock options granted using the Black-Scholes model, as discussed in SFAS 123, and based on the following weighted average assumptions used for grants:

                                                              2000              1999            1998
                                                              ----              ----            ----

       Risk-free interest rate                                6.2%                5.8%            5.3%
       Expected dividend yield                                0.0%                0.0%            0.0%
       Expected life                                       6.5 years            5 years         5 years
       Expected volatility                                   60.0%               56.1%           40.0%


         The fair value of the stock options granted and Stock Purchase Plan issuances in 2000, 1999 and 1998 was approximately $2,560, $3,652 and $8,268, respectively. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions set forth above and the straight-line amortization method over the vesting period, the Company's net income would have been reduced to the following pro forma amounts:

                                                                    2000             1999             1998
                                                                    ----             ----             ----

     Net income (loss), as reported                               $(2,175)        $ 29,753          $ 31,017
     Net income (loss) per diluted share, as reported               (0.09)            0.99              0.96
                                                                  =======         ========          ========

     Pro forma net income (loss)                                   (5,400)          26,140            28,209
     Pro forma net income (loss) per diluted share               $  (0.21)        $   0.89          $   0.88
                                                                  =======         ========          ========


         On February 6, 1996, the Company declared a dividend of one nonvoting preferred share purchase right (a "Right") for each outstanding share of Common Stock. This dividend was paid on February 27, 1996 to the shareholders of record on that date. In the event of an acquisition, or the announcement of an acquisition, by a party of a beneficial interest of at least 15% of the Common Stock, each right would become exercisable (the "Distribution Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $95.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. In addition, each Right entitles the right holder to certain other rights as specified in the Company's rights agreement. The Rights are not exercisable prior to a Distribution Date. The Rights will expire on February 6, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

10.  INCOME TAXES:

         The provision for income taxes for 2000, 1999 and 1998 consisted of the following:

                                           2000             1999             1998
                                          ------          -------          -------
  Current provision
    Federal                               $2,443          $11,191          $13,324
    State                                    485            2,781            2,902
                                          ------          -------          -------
        Total current provision            2,928           13,972           16,226
  Deferred provision
    Federal                                4,840            6,492            5,349
    State                                  1,210            1,613            1,165
                                          ------          -------          -------
        Total deferred provision           6,050            8,105            6,514

                                          ------          -------          -------
        Total                             $8,978          $22,077          $22,740
                                          ======          =======          =======

         The reconciliation of the effective tax rate is as follows:

                                                               2000             1999             1998
                                                              ------           ------           ------
             Federal statutory rate                             35.0%            35.0%            35.0%
             State taxes, net of federal benefit                13.3              4.8              4.9
             Effect of nondeductible amortization and other     83.7              2.8              2.4
                                                              ------           ------           ------
                              Total                            132.0%            42.6%            42.3%
                                                              ======           ======           ======

      The components of the Company's net deferred tax liability were as follows at December 31, 2000 and January 2, 2000:

                                                   2000               1999
                                                 --------           --------
 Intangible assets                               $(24,500)          $(17,417)
 Property and equipment                            (5,487)            (3,476)
 Accrued workers' compensation and other            3,384              2,149
 Allowance for doubtful accounts                    1,493                762
 Accrued benefits                                   1,644                976
 Net operating loss carry forward                   2,298              1,361
 Other                                              2,236                763
                                                 --------           --------

 Net deferred tax liability                      $(18,932)          $(14,882)
                                                 ========           ========

11.  NET INCOME PER SHARE

         The following table reconciles net income and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of 2000, 1999 and 1998 (share amounts in thousands):

                                                                  2000              1999             1998
                                                               --------           -------          -------
BASIC EARNINGS PER SHARE:
   Net income (loss)                                           $ (2,175)          $29,753          $31,017
                                                               ========           =======          =======

Weighted average common shares
   outstanding                                                   25,090            27,680           29,600
Basic earnings per share                                       $  (0.09)          $  1.07          $  1.05
                                                               ========           =======          =======

DILUTED EARNINGS PER SHARE
   Net income (loss)                                           $ (2,175)          $29,753          $31,017
     Add: Interest expense on Notes, net of tax                      --             4,257            4,257
                                                               --------           -------          -------
    Diluted net income (loss)                                  $ (2,175)          $34,010          $35,274

    Weighted average common shares outstanding                   25,090            27,680           29,600
    Add:  Dilutive employee stock options                            --               163              695
    Add:  Assumed conversion of Notes                                --             6,456            6,456
                                                               --------           -------          -------
   Diluted weighted average common shares outstanding            25,090            34,299           36,752
Diluted earnings per share                                     $  (0.09)          $  0.99          $  0.96
                                                               ========           =======          =======


Stock options to purchase 4,405,297, 2,519,976 and 378,400 shares of Common Stock were outstanding for 2000, 1999 and 1998, respectively, but were excluded from the computation of net income per diluted share because their effect was antidilutive. The conversion of the Notes into common shares was excluded from the computation of net loss per diluted share in 2000 because their effect was antidilutive.



12.  FINANCIAL INSTRUMENTS:


FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated the book value at December 31, 2000, due to the short-term nature of these instruments. The fair value of the Company's borrowings under the Credit Facility and other long-term debt approximated the book value at December 31, 2000, because of the variable rate associated with the borrowings. The Notes had a fair value of $45,281 and $93,294 at December 31, 2000 and January 2, 2000, respectively, as compared to the carrying value of $115,000.

CONCENTRATION OF CREDIT RISK

         The Company maintains cash and cash equivalents with various financial institutions.

         Credit risk with respect to accounts receivable is dispersed due to the nature of the business, the large number of customers and the diversity of industries serviced. The Company performs credit evaluations of its customers.


13.  COMMITMENTS AND CONTINGENCIES:


OPERATING LEASES

         The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Total rent expense under operating leases amounted to $10,360, $10,257 and $7,397 for 2000, 1999 and 1998, respectively. Operating leases for facilities are usually renewable at the Company's option and include escalation clauses linked to inflation.

         Future minimum annual rentals for the next five years are as follows:

2001                               $10,320
2002                                 8,367
2003                                 6,681
2004                                 4,825
2005                                 3,749
Thereafter                           5,079
                                   -------
                                   $39,021
                                   =======


INSURANCE

         The Company maintains a self-insurance program for workers' compensation and medical and dental claims. The Company accrues liabilities under the workers' compensation program based on the loss and loss adjustment expenses as estimated by an outside administrator. At December 31, 2000, the Company had standby letters of credit with a bank in connection with a portion of its workers' compensation program. Additionally, the Company maintains certain workers' compensation and medical catastrophic insurance coverages.

         The Company is subject to claims and legal actions in the ordinary course of business. The Company maintains professional liability insurance for losses.

EMPLOYMENT AGREEMENTS

         The Company has agreements with several executive officers providing for cash compensation and other benefits in the event that a change in control of the Company occurs.

LEGAL PROCEEDINGS

         The Company is involved in various legal actions and claims. In the opinion of management, after considering appropriate legal advice, the future resolutions of all actions and claims are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

INDEMNIFICATION

         Pursuant to the Company's agreement to sell its healthcare division in 1997, the Company agreed to indemnify the Purchaser against certain expenses or losses incurred by the Purchaser. Management believes that future claims made by the Purchaser will not have a material impact on the Company's financial position, results of operations or cash flows.

14.      SEGMENT INFORMATION:

         The Company is organized in two segments: IT Services and Commercial Staffing. IT Services provides technical staffing, training and information technology consulting services and technology tools for human capital management. Commercial Staffing provides temporary staffing services, placement of full-time employees and on-site management of temporary employees. The Company evaluates segment performance based on income from operations before corporate expenses, amortization of intangible assets, interest and income taxes. Because of the Company's substantial intangible assets, management does not consider total assets by segment an important management tool and, accordingly, the Company does not report this information separately. The table below presents segment information for IT Services and Commercial Staffing for 2000, 1999 and 1998:

OPERATING RESULTS

                                                 2000              1999              1998
                                               --------          --------          --------
Total revenues
    IT Services                                $537,535          $584,032          $445,485
    Commercial Staffing                         344,457           334,405           338,440
                                               --------          --------          --------
       Total revenues                           881,992           918,437           783,925
Operating income
    IT Services                                  38,223            66,329            51,581
    Commercial Staffing                          33,696            31,557            33,573
                                               --------          --------          --------
       Total operating income                    71,919            97,886            85,154
Corporate expenses                               15,201            14,251             6,920
Non-recurring costs and intangibles
       impairment                                12,981                --                --
Amortization of intangible assets                16,826            15,358            11,986
Interest expense                                 20,108            16,447            12,491
                                               --------          --------          --------
Income before income taxes                     $  6,803          $ 51,830          $ 53,757
                                               ========          ========          ========

OTHER FINANCIAL INFORMATION

Accounts receivable, net
    IT Services                                $ 85,344          $ 81,990          $ 84,999
    Commercial Staffing                          41,398            43,602            44,226
    Corporate                                       550               376               536
                                               --------          --------          --------
       Total accounts receivable, net          $127,292          $125,968          $129,761
                                               ========          ========          ========

15.      SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

      The following table sets forth quarterly financial information for each quarter in 2000 and 1999:

                                                                2000
                                    -----------------------------------------------------------------
                                      FIRST            SECOND            THIRD             FOURTH
-----------------------------------------------------------------------------------------------------

Revenues                            $216,856          $223,006          $223,954          $ 218,176
Operating income                      11,550            12,197            12,322             (9,158)
Net income                             4,042             3,915             3,742            (13,874)

Diluted earnings per share          $   0.16          $   0.16          $   0.15          $   (0.54)


                                                                1999
                                    -----------------------------------------------------------------
                                      FIRST            SECOND            THIRD             FOURTH
-----------------------------------------------------------------------------------------------------

Revenues                            $229,638          $234,826          $233,215          $ 220,758
Operating income                      16,031            18,533            17,952             15,761
Net income                             7,133             8,201             8,020              6,399

Diluted earnings per share          $   0.21          $   0.28          $   0.28          $    0.23