Form 10-K405, Exhibit 13
period 2001-12-30
PERSONNEL GROUP OF AMERICA INC
filed 2002-04-01
CIK 948850

                                  EXHIBIT 13.1

       PART II EXHIBITS FOR ITEMS 6 THROUGH 8 AND PART IV, ITEM 14(a)(1)

ITEM 6.  SELECTED FINANCIAL DATA

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            2001           2000           1999           1998           1997
                                                        ---------     ---------       ----------     ----------       ---------
RESULTS OF OPERATIONS

Revenues                                                 $732,327      $881,992         $918,437       $783,925        $475,620

Operating income before restructuring and
  rationalization charges and intangibles                  15,145        39,892           68,277         66,248          37,751
  impairment

Restructuring and rationalization charges                  16,452         1,960               --             --              --

Intangibles impairment                                     56,779        11,021               --             --              --

Operating income (loss)                                   (58,086)       26,911           68,277         66,248          37,751

Interest expense                                           18,278        20,108           16,447         12,491           6,951

Net income (loss) from continuing operations              (66,678)       (2,175)          29,753         31,017          17,790

Net income (loss)                                       $ (66,678)    $  (2,175)       $  29,753       $ 31,017        $ 20,202

Earnings per diluted share(1)(2):

     Earnings from continuing operations                $   (2.52)    $   (0.09)       $    0.99      $    0.96       $    0.71

     Earnings from discontinued operations, net                --            --               --             --            0.09
                                                        ---------     ---------       ----------     ----------       ---------

     Net income (loss)                                  $   (2.52)    $   (0.09)       $    0.99      $    0.96       $    0.80
                                                        ---------     ---------       ----------     ----------       ---------

Average diluted shares outstanding (1)(2)                  26,503        25,090           34,299         36,752          28,078

FINANCIAL POSITION

Working capital                                         $  72,241     $  82,577        $  86,787      $  84,151       $  69,090

Intangibles, net                                          478,836       563,031          560,113        539,977         316,413

Total assets                                              630,588       743,593          735,350        708,890         451,309

Short- and long-term debt                                 234,882       265,647          254,351        235,406         152,540

Shareholders' equity                                      298,093       364,299          369,843        394,630         205,076

(1) The assumed conversion of the Company's Notes into Common Stock was excluded from the calculation of earnings per diluted share in 2001 and 2000 because the effect of conversion was antidilutive.

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

FORWARD-LOOKING INFORMATION

         In addition to historical information, this report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain information that may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial position within the meaning of Section 21E of the Securities Exchange Act of 1934, that are based on management's belief and assumptions, as well as information currently available to management. These statements may be identified by words such as "estimate," "forecast," "plan," "intend," "believe," "should," "expect," "anticipate," or variations or negatives thereof, or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in such statements. These risks and uncertainties include, but are not limited to, the following: changes in levels of unemployment and other economic conditions in the United States, or in particular regions or industries; adverse changes in credit and capital markets conditions that may affect the Company's ability to obtain financing or refinancing on favorable terms; economic declines that affect the Company's liquidity or ability to comply with its loan covenants; reductions in corporate information technology spending levels; adverse changes to management's periodic estimates of future cash flows that may affect management's assessment of its ability to fully recover its intangible assets; the risk of New York Stock Exchange delisting; reductions in the supply of qualified candidates for temporary employment or the Company's ability to attract qualified candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for its services, or the Company's ability to maintain its profit margins; the possibility of the Company incurring liability for the activities of its temporary employees or for events impacting its temporary employees on clients' premises; the Company's success in attracting, training and retaining qualified management personnel and other staff employees; whether governments will impose additional regulations or licensing requirements on personnel services businesses in particular or on employer/employee relationships in general, and other matters discussed in this report and the Company's other filings with the Securities and Exchange Commission. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results. The Company undertakes no obligation to update information contained in this report.

OVERVIEW

         The Company is organized into two Divisions: the Information Technology Services Division ("IT Services"), which provides information technology staffing and consulting services in a range of computer-related disciplines and technology tools for human capital management, and the Commercial Staffing Services Division ("Commercial Staffing"), which provides a variety of temporary office, clerical, accounting and finance, light technical and light industrial staffing services. Approximately 61% of the Company's 2001 revenues came from IT Services and 39% came from Commercial Staffing.

         The following table sets forth the number and nature of the Company's offices by Division at the end of the years indicated:


                                             2001               2000           1999
                                             ----               ----           ----
IT Services                                    33                45              43
Commercial Staffing                            92               104             101
           Total offices                      125               149             144

         The Company experienced a decline in operating results for 2001 as compared to the prior year due to the weak economic environment, which weakened further following the events of September 11, 2001. As general economic conditions have weakened, demand for the Company's services has declined and the Company does not expect improvements in demand for its services until the second half of 2002.

         In 2001, the Company implemented a plan to restructure and rationalize certain operations. As a result, the Company recorded charges totaling $16.5 million primarily related to employee severance, lease termination, and property abandonment costs in addition to the loss on the sale of one of its IT businesses. See " -Results of Operation."

         Due to the impact of the economic conditions described above, the Company recorded an impairment charge of $56.8 million in the fourth quarter of 2001. See "-Results of Operations" and "-Recent Accounting Pronouncements."

         In the fourth quarter of 2000, the Company incurred an impairment charge of $11.5 million ($11.1 million after tax) related primarily to CareerShop.com intangibles and other assets. In addition to the Careershop.com impairment charge, the Company recorded other unusual charges of approximately $6.7 million ($4.2 million after tax) in the aggregate in the fourth quarter of 2000. These unusual charges related primarily to a tax dispute involving one of the Company's operations, termination and other payroll related costs associated with billable consultant reductions in IT Services and certain other early retirement benefits, higher than expected receivable charge-offs and increases in its reserves for uncollectable accounts and fixed asset write-offs due to the replacement of certain equipment. See "-Results of Operations."

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

         The following table summarizes certain income statement information for the Company for years 2001, 2000 and 1999:

                                                                                  (dollars in thousands)
                                                                   2001                       2000                      1999
Revenues:
    IT Services                                          $ 447,862        61.2%     $ 537,535        60.9%     $ 584,032      63.6%
    Commercial Staffing                                    284,465        38.8%       344,457        39.1%       334,405      36.4%
                                                         ---------      ------      ---------      ------      ---------    ------

       Total revenues                                      732,327       100.0%       881,992       100.0%       918,437     100.0%

Direct costs of services                                   540,659        73.8%       631,442        71.6%       656,918      71.5%
                                                         ---------      ------      ---------      ------      ---------    ------

Gross profit                                               191,668        26.2%       250,550        28.4%       261,519      28.5%

Operating expenses:
    Selling, general and administrative                    152,610        20.8%       185,743        21.1%       171,950      18.8%
    Depreciation and amortization                           23,913         3.3%        24,915         2.8%        21,292       2.3%
                                                         ---------      ------      ---------      ------      ---------    ------

       Total operating expenses                            176,523        24.1%       210,658        23.9%       193,242      21.1%

Operating income before restructuring and
    rationalization charges and                             15,145         2.1%        39,892         4.5%        68,277       7.4%
    intangibles impairment

Restructuring and rationalization charges
                                                            16,452         2.2%         1,960         0.2%            --       N/A

Intangibles impairment                                      56,779         7.8%        11,021         1.2%            --       N/A
                                                         ---------      ------      ---------      ------      ---------    ------

Operating income (loss)                                    (58,086)       (7.9)%       26,911         3.1%        68,277       7.4%

Interest expense                                            18,278         2.5%        20,108         2.3%        16,447       1.8%
                                                         ---------      ------      ---------      ------      ---------    ------

Income (loss) before income taxes                          (76,364)      (10.4)%        6,803         0.8%        51,830       5.6%

Provision (benefit) for income taxes                        (9,686)       (1.3)%        8,978         1.0%        22,077       2.4%

Net income (loss)                                        $ (66,678)       (9.1)%    $  (2,175)       (0.2%)    $  29,753       3.2%
                                                         =========      ======      =========      ======      =========    ======

RESULTS OF OPERATIONS

        YEAR ENDED DECEMBER 30, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

REVENUES

         Total revenues decreased 17.0% to $732.3 million in 2001 from $882.0 million in 2000. IT Services revenues decreased 16.7% primarily as the result of the continuing industry-wide slowdown in customer demand for IT staffing services. IT Services billable consultants on assignment declined from approximately 3,700 at year-end 2000 to approximately 2,500 at yearend 2001. Commercial Staffing revenues declined 17.4% to $284.5 million in 2001 primarily due to the weak economic climate, which resulted in declines in permanent placement revenues and the retail component of the Company's temporary staffing business. Permanent placement revenues were 6.3% of Commercial Staffing revenues in 2001, down from 10.0% in 2000, while the retail component of temporary staffing declined to 77.3% of Commercial Staffing temporary revenues in 2001, down from 84.4% in 2000. The Company does not expect improvements in demand for its services until the second half of 2002 due to expected ongoing weak economic conditions.

DIRECT COSTS OF SERVICES AND GROSS PROFIT

         Direct costs, consisting of payroll and related expenses of consultants and temporary workers, but before $1.1 million of unusual charges recorded in the fourth quarter of 2000, decreased 14.2% to $540.6 million in 2001 on lower revenues. Gross profit, before the unusual charges in 2000, decreased 23.5% to $191.7 million on the lower revenues. Gross profit as a percentage of revenue decreased 230 basis points to 26.2% in 2001 from 28.5% in 2000. This decrease primarily was the result of the continued softening in the higher margin sectors of the staffing and consulting businesses, the significant decline in permanent placement services and downward bill rate pressure imposed by many of the Company's larger customers.

OPERATING EXPENSES

         Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, but before $5.0 million of unusual charges recorded in the fourth quarter of 2000, decreased 14.2% to $176.5 million in 2001 from $205.6 million in 2000. The decrease was primarily due to the Company's aggressive cost containment program, including its workforce reduction and office consolidation initiatives. Approximately 26% of the Company's permanent workforce has been eliminated since the beginning of 2001. Also, variable or incentive compensation declined due to lower revenues and operating margins. As a percentage of revenues, selling, general and administrative expenses, before unusual charges in 2000, increased to 24.1% in 2001 from 20.5% in 2000. In addition, depreciation and amortization expense increased to 3.3% of revenues in 2001 from 2.8% in 2000 primarily due to the decline in revenues in 2001.

RESTRUCTURING AND RATIONALIZATION CHARGES

         Throughout 2001 the Company implemented a plan to restructure and rationalize certain operations. As a result, the Company recorded charges totaling $16.5 million in 2001. These charges were comprised of the following components: employee severance of $1.7 million, lease termination charges of $3.9 million, property abandonment charges of $2.6 million, loss on sale of business of $7.7 million and other charges of $0.7 million.

         Following is a summary of the accrued liability for cash restructuring and rationalization charges for the year ended December 30, 2001:

                                                                   Employee            Lease
                                                                  Severance         Termination          Other             Total
                                                                  ---------         -----------         -------           -------
Initial accrual                                                    $  1,678           $ 3,869           $ 1,627           $ 7,174

Cash payments                                                        (1,636)             (760)           (1,044)           (3,440)
                                                                   --------           -------           -------           -------

Accrued liability at
December 30, 2001                                                  $     42           $ 3,109           $   583           $ 3,734
                                                                   ========           =======           =======           =======

         Employee severance-related costs include the elimination of both administrative and income-producing employees. Under the workforce reduction plan, approximately 26%, or 395 employees, of the Company's permanent workforce has been eliminated since the beginning of 2001. Lease termination costs relate primarily to office closures, branch consolidations and lease space reductions. Property abandonment costs consist of the write-down of abandoned leasehold improvements and other equipment. These assets were written down to estimated fair value, generally zero, as they have been abandoned. The loss on the sale of business relates to the sale of the Company's Dallas-based Paladin subsidiary, which was completed December 31, 2001. On the date of the sale, the net book value of Paladin Consulting was $11.5 million and consideration of $3.8 million was received, resulting in the write-down of $7.7 million of goodwill in the fourth quarter of 2001. As the transaction occurred after year-end, the remaining net book value of these operations, equal to the consideration to be received, is shown as "assets held for sale" on the Company's Consolidated Balance Sheets. This business is included in the IT Services segment and contributed $11.5 million in revenues and $0.3 million in net income for the year ended December 30, 2001. Other rationalization expenses of $0.7 million were recorded in 2001 associated with incremental costs in downsizing the business to current operating levels, the loss on the sale of CareerShop, professional services expenses, changes in estimates for previous lease terminations of $0.4 million, net of other income of $1.6 million related to favorably settling certain obligations.

         Of the remaining accrued liability at December 30, 2001, the Company expects to pay approximately $1.2 million over the next twelve months and the balance, primarily lease termination payments, over the following eight years.

         The Company expects to continue consolidating operations in other geographic markets in which the Company currently operates multiple branches and to downsize in selected other existing locations, which will result in additional restructuring and rationalization charges in 2002; however, the amount of such additional charges is not currently determinable.

INTANGIBLES IMPAIRMENT

         The Company periodically evaluates the recoverability of its goodwill and other intangible assets in relation to anticipated future cash flows on an undiscounted basis. The assumptions used in these cash flow projections are subject to change. The Company performs the recoverability analysis at the lowest level at which cash flows are identified, which is generally consistent with the various geographic market concentrations of the Company's staffing operations. As general economic conditions have weakened over the last year, demand for the Company's services has declined. Changes such as a continued decline in operating results, changes in management's assumptions regarding the economic recovery, or a requirement to close certain locations or sell assets in the near term are likely to result in projected cash flows that do not fully recover existing goodwill resulting in a requirement to record a significant non-cash impairment provision.

         In the fourth quarter of 2001, the Company conducted a strategic review of its operations within each business segment. The strategic review triggered an impairment review of the goodwill related to certain of these operations. The Company evaluated the recoverability of the goodwill by estimating future undiscounted cash flows. The estimated future undiscounted cash flows were no longer deemed adequate to support the value of the goodwill associated with certain operations. As a result, the Company recorded a goodwill impairment charge of $56.8 million in the fourth quarter of 2001 based on fair value determined by discounted cash flows. The impairment charge related to operations located principally within certain geographic markets for which the operating performance through the fourth quarter of 2001 had substantially under-performed the broader operating segment and where management does not anticipate recovery to profitable levels. The impairment charges for IT Services and Commercial Staffing were $41.1 million and $15.7 million, respectively.

         In the fourth quarter of 2000, the Company incurred an impairment charge of $11.5 million related primarily to CareerShop.com intangibles and certain other assets. At the time of the CareerShop.com acquisition, PGA expected CareerShop.com's job board and related businesses to become cash positive by the end of 2000 and break even from a profit standpoint during 2001. Acquired assets, consisting primarily of $11.2 million of intangibles, were recorded as a result of the acquisition (total consideration paid, including assumption of debt, was $11.9 million, of which $9.4 million was cash and the remainder was stock). However, CareerShop.com's separate businesses failed to produce expected results. Due to the significance of the change in conditions, management performed an evaluation of the recoverability of the goodwill related to these operations and recorded the impairment charge. CareerShop.com was sold in June 2001, resulting in a loss of $0.7 million.

         The Company expects to recognize additional material impairment charges as a result of its adoption of changes to accounting for goodwill and other intangible assets. See "-Recent Accounting Pronouncements."

INTEREST EXPENSE

         Interest expense decreased 9.1% to $18.3 million in 2001 from $20.1 million in 2000 due to lower borrowing levels under the Company's bank revolving credit facility (the "Credit Facility") and decreases in interest rates throughout the year. The average interest rate on borrowings was 7.2% in 2001, down 80 basis points from 2000. See " -- Liquidity and Capital Resources."

PROVISION (BENEFIT) FOR INCOME TAXES

         The effective tax benefit rate of 12.7% in 2001 was lower than the U.S. federal statutory rate of 35% primarily due to the impact of non-deductible amortization expense, valuation allowances established during the year, and certain non-deductible restructuring and rationalization charges, offset in part by the $1.4 million tax benefit related to the diminution in value in the Company's investment in CareerShop which was sold during the second quarter of 2001. As a result of the tax law change in early 2002, the Company will determine the impact of any change on its valuation allowances in 2002. The effective tax rate before non-recurring and unusual charges was 46% in 2000, higher than the U.S. federal statutory rate of 35%, primarily due to nondeductible amortization expense and state income taxes.

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

RESTRUCTURING AND RATIONALIZATION CHARGES

         During the first quarter of 2000, the Company's then Chief Executive Officer retired. The Company incurred expense of approximately $1.5 million in the first quarter relating to severance and other benefits for the departed executive. Other rationalization expenses of $0.5 million recorded in 2000 consisted primarily of property abandonment and lease termination costs related to CareerShop.com.

INTEREST EXPENSE

         Interest expense increased to $20.1 million in 2000 from $16.4 million in 1999 as the Company borrowed additional funds to make earn-out payments and finance its share repurchase programs during the first five months of the year, and to complete the Careershop.com acquisition in June 2000. Additionally, the average interest rate on borrowings rose in 2000 to 8.0%, up 180 basis points over 1999. See " -- Liquidity and Capital Resources."

PROVISION (BENEFIT) FOR INCOME TAXES

         The effective tax rate before non-recurring and unusual charges increased to 46.0% in 2000 from 42.6% in 1999 primarily due to increased nondeductible amortization expense in 2000 as a percentage of the Company's pretax income. The Company's effective tax rate has historically been higher than the U.S. federal statutory rate of 35% primarily due to state income taxes and nondeductible amortization expense.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of cash are from operations and borrowings under the Company's Credit Facility. The Company's principal uses of cash are to repay debt and to fund working capital and capital expenditures. The Company believes, subject to the conditions and contingencies described below, that cash flow from operations, anticipated tax refunds in 2002 and borrowing capacity under the Credit Facility will be adequate to meet its diminished needs for working capital and its capital expenditures.

         The Company's working capital needs have diminished on the lower business volumes during 2001. As a result, for the year ended December 30, 2001, cash provided by operating activities increased to $55.1 million from $48.9 million last year, primarily as a result of a reduction in accounts receivables since the end of 2000. In the aggregate, days sales outstanding decreased slightly to 53 days at December 30, 2001, from 54 days at December 31, 2000. Cash used for investing activities decreased to $12.7 million during 2001 from $51.1 million in 2000 primarily as a result of lower contingent earn-out payments relating to previous acquisitions and reduced capital spending. Earn-out payments made to the former owners of acquired businesses during 2001 were approximately $10.1 million in the aggregate. The Company completed its obligation to make additional earn-out payments in October 2001. The Company has reduced its capital spending, and expects to spend less than $2.5 million on management information systems and other capital expenditures in 2002. Capital spending in 2001 was $3.0 million, down from $7.9 million in 2000. Cash used for financing activities increased to $31.5 million primarily as a result of the Company's emphasis on repayments under the Credit Facility during 2001.

         At December 30, 2001, the Company recorded estimated tax refunds of $6.5 million based on estimated tax losses for 2001 and the tax laws and regulations in effect at that time. Subsequent to year-end,

Congress passed new tax legislation that allows the Company to carryback Federal net operating losses five years, substantially increasing the Company's ability to recover income taxes previously paid. As a result, the Company currently expects to recover approximately $15.0 to $18.0 million in 2002.

         The Credit Facility was amended in February and in March 2002. The amended Credit Facility provides for a $136.0 million revolving line of credit due January 2003. After January 2003, the Company at its option and provided certain conditions are met, can further extend the maturity of the facility in six-month increments up through January 2004. The amended Credit Facility contains customary covenants that require quarterly maintenance of certain financial ratios, minimum tangible net worth and a restriction on the payment of cash dividends on Common Stock. It also places additional limitations on share repurchases, acquisitions and capital expenditures and includes an Equity Appreciation Rights agreement (the "EAR") whereby the Company may have to pay a fee (the "Rights Fee") to the banks in the event of default on the Credit Facility or if the Credit Facility has not been paid in full by January 1, 2004. The Rights Fee shall be the greater of 10% of the fair market value of the Company (as defined in the EAR agreement) as of the exercise date of the EAR or $3.0 million. Interest rates payable under the amended Credit Facility were increased to reflect current market and credit conditions, and are currently set at prime plus 200 basis points through June 2002, with increases during each six-month period through January 2004. As of February 28, 2002, the interest rate payable under the amended Credit Facility was 6.75%.

         The Company's business is highly dependent on trends in the US economy overall, as well as other factors such as unemployment levels and trends in corporate information technology spending. Several other factors that can affect the Company's operating results, and accordingly, its ability to generate cash from operations, are discussed further under "--Forward Looking Information." The already weak economic environment in the US was further weakened by the events of September 11, 2001. As a result of these negative economic conditions in 2001, the Company experienced a substantial decline in revenues in both the IT Services and Commercial Staffing businesses, as compared to the prior year. The reduced demand for IT Services and Commercial Staffing services will continue to affect our business in 2002, and we anticipate further reductions in revenue as compared to 2001. We expect improvement in demand for our services beginning in the second half of 2002 based on expected improvements in the broader economy. While we have implemented substantial cost reductions through our restructuring activities in 2001, the reduced level of revenues is expected to have an adverse affect on our operating income, EBITDA and net earnings for several quarters.

         The Company's ability to continue operating is largely dependent upon its ability to maintain compliance with the financial covenants in the Credit Facility. The Company was able to maintain compliance with its Credit Facility as of December 30, 2001 after obtaining a waiver in December 2001 of an anticipated default under certain financial ratios for the fourth quarter of 2001. The Credit Facility was then amended in February and March 2002, with modification of the financial covenants to reflect the weak economic environment beginning with the fourth quarter of 2001 and extending through the new maturity date of the Credit Facility, January 2003 (with extensions to January 2004 assuming certain conditions are met). As a result of these amendments, the Credit Facility, with an outstanding balance of $119 million at December 30, 2001, is classified as long-term in the consolidated balance sheet. The principal financial covenants are highly dependent upon our EBITDA levels, as measured at each quarter end based on the 12-month period then ended, including an interest coverage ratio and a leverage ratio. The amended Credit Facility provides for certain adjustments that increase EBITDA including certain restructuring and rationalization charges and certain other non-cash charges. The adjusted EBITDA for the first quarter through the fourth quarter 2001 were $13.4 million, $12.0 million, $8.8 million and $6.8 million, respectively. The Credit Facility also includes a minimum tangible net worth requirement. In addition to the quarterly covenants, the amended agreement includes EBITDA and liquidity requirements to be measured based on the five-month period ending May 2002 and the six-month periods ending November 2002 and May 2003. The Company believes its margin for compliance is at its lowest level for the November 2002 EBITDA covenant. In order to stay in compliance the Company will need to generate EBITDA of at least $3.3 million and $7.2 million for the five-month period ending May 2002 and the six-month period ending November 2002, respectively.

         Based on the Company's expectations, which reflect the declining demand for the Company's services, offset by reductions in costs associated with the reduced revenues and lower costs due to the Company's restructuring and rationalization activities, management believes the Company will be able to maintain compliance with the modified financial covenants for the remaining term of the Credit Facility. The Company also believes that the operating trends in first quarter of 2002 support the key assumptions in its 2002 operating plan. However, there can be no assurance that the economy or the Company will perform as expected or that further economic declines will not adversely impact the Company's ability to comply with its covenants. If actual results of operations do not meet current forecasts, covenant violations could occur. If the Company does violate future covenants, it would seek further waivers and amendments from its lenders, but can give no assurance that any such necessary waivers and amendments would be available at all or on acceptable terms. If the Company were unable to obtain a waiver of future covenant violations, the lenders would be entitled to require immediate repayment of all amounts outstanding under the Credit Facility and, as described above, payment of the Rights Fee. An acceleration of outstanding amounts under the Credit Facility could also cause a default under, and permit acceleration of, the Company's 5 3/4% Convertible Subordinated Notes (the "Notes") due July 2004. In the event of one or more such defaults, the Company's ongoing viability would be seriously threatened, and it would be forced to evaluate a number of strategic alternatives, including a debt restructuring or other reorganization, the closure of certain locations or the sale of certain or all of its assets in order to continue to fund its operations. In the current economic environment, management believes that any such sale of assets would be at depressed prices that could be significantly lower than the net book value of assets sold and may not be sufficient to satisfy the Company's liabilities.

         In any event, the Company intends to continually monitor market conditions and its anticipated financial performance against future covenants and to seek financial advice regarding its situation. After considering these factors along with the degree of uncertainty in the macroeconomic environment, the Company may elect to pursue a debt restructuring or other reorganization to reduce its long-term debt obligations and improve its financial position.

         Additionally, the Company was advised in December 2001 by the New York Stock Exchange ("NYSE") that the Company had fallen below NYSE continued listing standards, which requirie a minimum share price of not less than $1.00 and total market capitalization of not less than $15.0 million. At the market close on March 28, 2002, the Company's share price closed at $1.35 and total market capitalization was approximately $36.0 million. As required by the NYSE, the Company has submitted a plan to the Listings and Compliance Committee of the NYSE demonstrating how the Company plans to comply with the listing standards by the June 2002 deadline set by the NYSE. After reviewing the plan, the NYSE has accepted the plan and the Company is subject to quarterly monitoring for compliance with the plan. Based upon internal estimates, the Company believes it will satisfy the listing standards by the NYSE deadline, although it can give no assurance that it will be able to do so. Should the Company fail to maintain eligibility for the continued listing of its shares on the NYSE, the Company believes, although can provide no assurance, that an alternative trading venue will be available. If the Company were unable to secure an alternative trading venue that was either a US national securities exchange or established over-the-counter US trading market, the holders of the Notes would have the right to require repayment of the Notes, which could lead to a default under the Notes and a further default and acceleration of outstanding amounts under the Credit Facility.

         The following tables summarize contractual obligations and commercial commitments at December 30, 2001:

                                                                                                 Payments due by period
Contractual obligations                                         Total        Less than 1 Year          1-3 Years         4-9 Years
                                                              ---------      ----------------          ---------         ---------
Long-term debt                                                $ 234,882          $   882               $ 234,000          $    --
Operating Leases                                                 32,919            9,071                  17,309            6,539
                                                              ---------          -------               ---------          -------
Total contractual cash
obligations                                                   $ 267,801          $ 9,953               $ 251,309          $ 6,539
                                                              =========          =======               =========          =======

                                                                                    Amount of Commitment Expiration Per Period
Other Commercial Commitments                                  Total Amounts
                                                                Committed       Less than 1 Year        1-3 Years       4-5 Years
                                                              -------------     ----------------        ---------       ---------
Letters of Credit                                                $ 8,600              $ --               $ 8,600          $  --

MARKET RISK DISCLOSURES

         The Company's outstanding debt under the Credit Facility at February 28, 2002 was $111.0 million. Interest on borrowing under the Credit Facility is based on prime plus a variable margin. Based on the outstanding balance at February 28, 2002, a change of 1% in the interest rate would cause a change in interest expense of approximately $1.1 million on an annual basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The Company's analysis and discussion of its financial condition and results of operations are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates include the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The Company evaluates these estimates and assumptions on an ongoing basis, including but not limited to those related to the recoverability of intangible assets, collectibility of accounts receivable, useful lives of property and equipment, reserves against permanent placement revenues, workers' compensation costs, restructuring and rationalization reserves and realization of deferred tax assets. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from these estimates.

         The Company believes the following accounting policies are critical to its business operations and the understanding of its results of operations and include the more significant judgments and estimates used in the preparation of its consolidated financial statements.

RECOVERABILITY OF INTANGIBLE ASSETS

         The Company periodically reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the determination of the recoverability of intangible assets, such as undiscounted future cash flows and disposition costs, may affect the carrying value of intangible assets, and possible impairment expense in the Company's consolidated financial statements.

COLLECTIBILITY OF ACCOUNTS RECEIVABLE

         The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make required payments. Additional allowances may be required if the financial condition of the Company's customers deteriorates.

USEFUL LIVES OF PROPERTY AND EQUIPMENT

         The Company records depreciation and amortization based on estimated useful lives of the property and equipment. If the Company determines that an asset has a shorter useful life than originally estimated, additional expense may be required.

RESERVES AGAINST PERMANENT PLACEMENT REVENUES

         The Company recognizes revenue when employment candidates accept offers of permanent employment. Allowances are established, based on historical data, to estimate losses due to placed candidates not remaining employed through the Company's guarantee period, typically 90 days or less. Additional allowances may be required if a greater percentage of candidates do not fulfill the guarantee period than historical rates reflect.

WORKERS' COMPENSATION COSTS

         The Company maintains a self-insurance program for workers' compensation and accrues liabilities under that program based on the loss and loss adjustment expenses as estimated by an outside administrator. If actual claims experience deteriorates from historical experience, additional expense may be required.

RESTRUCTURING AND RATIONALIZATION RESERVES

         The Company records restructuring and rationalization reserves as a result of its workforce reduction program and cost containment initiative which resulted in closing and consolidating certain offices. The reserve primarily relates to lease termination costs that have been reduced by the amount of subleases expected to be collected. The Company uses current market information to estimate sublease income. If the sublease income is less than estimated, additional reserves may be required.

INCOME TAX ASSETS AND LIABILITIES

         The Company records an income tax valuation allowance when the realization of certain deferred tax assets, net operating losses and capital loss carryforwards is not more likely than not. These deferred tax items represent expenses recognized for financial reporting purposes, which will result in tax deductions over varying future periods. Certain judgments, assumptions and estimates may affect the carrying value of the deferred tax assets such as estimates of future taxable income, availability of capital gains in future periods, timing or amount of future reversals of existing deferred tax liabilities, and other tax planning strategies that may be available to the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets, collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combination. The provisions of SFAS 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets, require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

         SFAS 142 is effective for the Company's 2002 fiscal year. The Company is in the process of preparing for its adoption of SFAS 142. In 2001, the Company recorded goodwill amortization expense of $15.4 million, which would no longer be required to be recorded under SFAS 142. The Company is also in the process of evaluating the useful lives of its existing intangible assets, other than goodwill, and anticipates that any changes in the useful lives will not have a material impact on the results of its operations.

         SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company currently expects to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. The Company currently expects that approximately $300 to $350 million of its goodwill will likely be impaired. While the exact amount of that impairment loss has not been determined, the Company expects to complete that analysis during the second quarter of 2002.

         In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. This Statement is effective for the Company's 2002 fiscal year and early adoption is permitted. The Company is currently evaluating the impact of SFAS 144 to determine the effect, if any, it may have on the Company's consolidated results of operations, financial position or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Personnel Group of America, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Personnel Group of America, Inc. and subsidiaries (collectively, the "Company") at December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/  PricewaterhouseCoopers LLP

Charlotte, North Carolina
March 28, 2002

PART IV, ITEM 14 (A) (1)  CONSOLIDATED FINANCIAL STATEMENTS

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS -- DECEMBER 30, 2001 AND DECEMBER 31, 2000
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

ASSETS                                                                            2001            2000
------                                                                          --------       ---------

CURRENT ASSETS:
    Cash and cash equivalents                                                  $  17,557       $   6,233
    Accounts receivable, net of allowance for doubtful accounts of $2,451
       and $3,799 in 2001 and 2000, respectively                                  87,088         127,292
    Prepaid expenses and other current assets                                      4,150           4,846
    Recoverable income taxes                                                       6,470           1,691
    Deferred income taxes                                                         11,896          10,064
    Notes receivable                                                                  --             885
    Assets held for sale                                                           3,825              --
                                                                               ---------       ---------
          Total current assets                                                   130,986         151,011

Property and equipment, net                                                       18,061          25,986
Intangible assets, net                                                           478,836         563,031
Other assets                                                                       2,705           3,565
                                                                               ---------       ---------
          Total assets                                                         $ 630,588       $ 743,593
                                                                               =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
    Current portion of long-term debt                                          $     882       $     647
    Accounts payable                                                               9,598          13,910
    Accrued liabilities                                                           48,265          53,877
                                                                               ---------       ---------
          Total current liabilities                                               58,745          68,434

Long-term debt                                                                   234,000         265,000
Other long-term liabilities                                                       39,750          45,860
                                                                               ---------       ---------
          Total liabilities                                                      332,495         379,294

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
    Preferred stock, $.01 par value; shares authorized 5,000;
        no shares issued and                                                          --              --
       outstanding
    Common stock, $.01 par value; shares authorized 95,000;
        33,065 shares issued and outstanding                                         331             331
    Additional paid-in capital                                                   316,694         319,910
    Retained earnings                                                             25,983          92,661
                                                                               ---------       ---------
                                                                                 343,008         412,902
     Less common stock held in treasury at cost -
        6,371 and 6,873 shares at December 30, 2001 and December 31,
         2000, respectively                                                      (44,915)        (48,603)
                                                                               ---------       ---------
          Total shareholders' equity                                             298,093         364,299
                                                                               ---------       ---------
          Total liabilities and shareholders' equity                           $ 630,588       $ 743,593
                                                                               =========       =========


      The accompanying notes are an integral part of these balance sheets.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
  FOR THE YEARS ENDED DECEMBER 30, 2001, DECEMBER 31, 2000 AND JANUARY 2, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                     2001            2000           1999
                                                  ---------       ---------       --------

REVENUES                                          $ 732,327       $ 881,992       $918,437
DIRECT COSTS OF SERVICES                            540,659         631,442        656,918
                                                  ---------       ---------       --------
GROSS PROFIT                                        191,668         250,550        261,519

OPERATING EXPENSES:
   Selling, general and administrative              152,610         185,743        171,950
   Depreciation and amortization                     23,913          24,915         21,292
   Restructuring and rationalization charges         16,452           1,960             --
   Intangibles impairment                            56,779          11,021             --
                                                  ---------       ---------       --------

OPERATING INCOME (LOSS)                             (58,086)         26,911         68,277

INTEREST EXPENSE                                     18,278          20,108         16,447
                                                  ---------       ---------       --------
INCOME (LOSS) BEFORE INCOME TAXES                   (76,364)          6,803         51,830
PROVISION (BENEFIT) FOR INCOME TAXES                 (9,686)          8,978         22,077
                                                  ---------       ---------       --------

NET INCOME (LOSS)                                 $ (66,678)      $  (2,175)      $ 29,753
                                                  =========       =========       ========

EARNINGS PER BASIC SHARE                          $   (2.52)      $   (0.09)      $   1.07

EARNINGS PER DILUTED SHARE                        $   (2.52)      $   (0.09)      $   0.99

WEIGHTED AVERAGE BASIC SHARES OUTSTANDING            26,503          25,090         27,680
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING          26,503          25,090         34,299


        The accompanying notes are an integral part of these statements.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  FOR THE YEARS ENDED DECEMBER 30, 2001, DECEMBER 31, 2000 AND JANUARY 2, 2000
                                 (IN THOUSANDS)


                                                                                                       COMMON
                                             COMMON STOCK      ADDITIONAL                               STOCK          TOTAL
                                           ----------------     PAID-IN       RETAINED     DEFERRED    HELD IN      SHAREHOLDERS'
                                           SHARES    AMOUNT     CAPITAL       EARNINGS   COMPENSATION  TREASURY        EQUITY
                                           ------    ------     -------       --------   ------------  --------        ------

BALANCE, January 3, 1999                   32,929     $329     $ 329,383      $ 65,083      $(165)     $     --      $ 394,630

 Stock issued for acquisitions                 24       --           605            --         --           539          1,144
 Repurchases of common stock                   --       --            --            --         --       (60,025)       (60,025)
 Stock issued for employee stock
   purchase plan and exercises of
   stock options                              112        2           249            --         --         3,986          4,237
 Amortization of deferred compensation         --       --            --            --        104            --            104
 Net income                                    --       --            --        29,753         --            --         29,753
                                           ------     ----     ---------      --------      -----      --------      ---------

BALANCE, January 2, 2000                   33,065     $331     $ 330,237      $ 94,836      $ (61)     $(55,500)     $ 369,843
                                           ------     ----     ---------      --------      -----      --------      ---------

 Stock issued for acquisitions                 --       --        (6,520)           --         --        11,588          5,068
 Repurchases of common stock                   --       --            --            --         --       (10,584)       (10,584)
 Stock issued for employee stock
   purchase  plan and exercises of
   stock options                               --       --        (3,807)           --         --         5,893          2,086
 Amortization of deferred compensation         --       --            --            --         61            --             61
 Net income (loss)                             --       --            --        (2,175)        --            --         (2,175)
                                           ------     ----     ---------      --------      -----      --------      ---------

BALANCE, December 31, 2000                 33,065     $331     $ 319,910      $ 92,661      $  --      $(48,603)     $ 364,299
                                           ------     ----     ---------      --------      -----      --------      ---------

 Stock issued for employee stock
   purchase plan                               --       --        (3,216)           --         --         3,688            472
 Net income (loss)                             --       --            --       (66,678)        --            --        (66,678)
                                           ------     ----     ---------      --------      -----      --------      ---------

 BALANCE, December 30, 2001                33,065     $331     $ 316,694      $ 25,983      $  --      $(44,915)     $ 298,093
                                           ======     ====     =========      ========      =====      ========      =========


        The accompanying notes are an integral part of these statements.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE YEARS ENDED DECEMBER 30, 2001, DECEMBER 31, 2000 AND JANUARY 2, 2000
                                 (IN THOUSANDS)


                                                                      2001          2000          1999
                                                                    --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                 $(66,678)     $ (2,175)     $ 29,753
  Adjustments to reconcile net income (loss) to net
    cash provided by
     operating activities:
        Depreciation and amortization                                 23,913        24,915        21,292
        Loss on abandonment and disposals                             10,743            --            --
        Intangibles impairment charge                                 56,779        11,515            --
        Deferred income taxes, net                                    (2,479)        6,050         8,105
        Changes in assets and liabilities:
            Accounts receivable                                       39,124        (1,324)        5,019
            Accounts payable and accrued liabilities                  (8,690)       10,451         7,833
            Income taxes payable                                          --        (2,443)       (1,763)
            Other, net                                                 2,878         1,950         1,468
                                                                    --------      --------      --------
            Net cash provided by operating activities                 55,590        48,939        71,707

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash used in acquisitions, net of cash acquired                    (10,120)      (43,127)      (18,715)
  Proceeds from sale of business                                         372            --            --
  Purchase of property and equipment, net                             (2,999)       (7,924)      (11,368)
                                                                    --------      --------      --------
            Net cash used in investing activities                    (12,747)      (51,051)      (30,083)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments under credit facility                                   (53,000)      (51,500)      (59,500)
  Borrowings under credit facility                                    22,000        63,500        87,500
  Payment of credit facility amendment fees                           (1,227)           --            --
  Repurchases of common stock                                             --       (10,638)      (59,971)
  Proceeds from employee stock purchase plan and stock
    option exercises                                                     472         2,086         4,237
  Repayments of seller notes and other, net                              236          (855)       (9,100)
                                                                    --------      --------      --------
            Net cash provided by (used in) financing activities      (31,519)        2,593       (36,834)
                                                                    --------      --------      --------

Net increase in cash and cash equivalents                             11,324           481         4,790

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         6,233         5,752           962
                                                                    --------      --------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $ 17,557      $  6,233      $  5,752
                                                                    ========      ========      ========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash payments during the year for --
            Income taxes                                            $    518      $  5,497      $ 15,241
            Interest                                                $ 15,942      $ 18,588      $ 12,673
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Accrued acquisition related earnout payments                      $     --      $ 11,458      $ 27,445
  Accrued repurchases of common stock                               $     --      $     --      $     54


The accompanying notes are an integral part of these statements.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.       ORGANIZATION, DEBT COMPLIANCE AND NATURE OF OPERATIONS:


BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of Personnel Group of America, Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated.

         The Company's fiscal years ended December 30, 2001, December 31, 2000 and January 2, 2000 are referred to in these financial statements as years 2001, 2000 and 1999, respectively.

DEBT COMPLIANCE

         The Company experienced a decline in operating results in 2001 as compared to the prior year due to the weak economic environment, which weakened further following the events of September 11, 2001. In response to the deterioration in operating performance, the Company undertook several initiatives beginning in 2001 including the following:

         - Restructuring actions including the reduction of over 25% of the permanent workforce and office space rationalization

         - Divesture of an under-performing business which was completed on December 31, 2001

         - Execution of an amended revolving credit facility which extends maturity to January 2003, with additional extensions to January 2004 assuming certain conditions are met

         - Reduction in accounts receivable resulting in substantial cash flow which was used to reduce debt

         - Further headcount and infrastructure rationalization is planned in 2002

         The Company's ability to continue operating is largely dependent upon its ability to maintain compliance with the financial covenants in the Company's bank revolving credit facility (the "Credit Facility"). The Company was able to maintain compliance with its Credit Facility as of December 30, 2001 after obtaining a waiver in December 2001 of an anticipated default under certain financial ratios for the fourth quarter of 2001. The Credit Facility was then amended in February and March 2002, with modification of the financial covenants to reflect the weak economic environment beginning with the fourth quarter of 2001 and extending through the new maturity date of the Credit Facility, January 2003 (with extensions to January 2004 assuming certain conditions are met). As a result of these amendments, the Credit Facility, with an outstanding balance of $119 million at December 30, 2001, is classified as long-term in the consolidated balance sheet. For further discussion of the Company's Credit Facility and debt compliance matters, see Note 6, "Long-Term Debt."


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


INTANGIBLE ASSETS

         Intangible assets are principally comprised of goodwill. The Company's businesses have been acquired from unrelated third parties for cash and other consideration and have been accounted for using the purchase method of accounting. The assets and liabilities of the entities acquired were recorded at their estimated fair values at the dates of the acquisitions. Excess of cost over fair value of net assets acquired resulting from such acquisitions has been recorded at historical cost and is being amortized on a straight-line basis over 40 years. Other intangible assets consist mainly of covenants not to compete.

         Intangible assets are periodically reviewed for impairment. The Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. An impairment loss, equal to the difference between the assets' estimated fair value and their carrying value, is recognized when the estimated future cash flows are less than their carrying value (See Note 3, "Recent Accounting Pronouncements" and Note 8, "Intangibles Impairment".) Total intangible assets and accumulated amortization of intangible assets were $617,259 and $138,423 at December 30, 2001, respectively, and $617,778 and $54,747 at December 31, 2000, respectively. Amortization expense for 2001, 2000 and 1999 was $16,278, $16,826 and $15,358, respectively.

         Certain of the Company's acquisitions provided for additional purchase price consideration upon attainment of certain specified targets for various periods after closing of the acquisition. The Company paid $10,120, $36,555, $16,162 (of which $2,483 and $717 were paid by the issuance of 784,437 and 73,334 shares of Common Stock in 2000 and 1999, respectively) in contingent consideration in 2001, 2000 and 1999, respectively. The Company has completed its obligation to make additional earn-out payments on the acquired businesses. All consideration was recorded as additional purchase price when earned and increased the amount of excess of cost over fair value of net assets acquired.

INCOME TAXES

         Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates include the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from management's estimates. Estimates are used for, but not limited to, recoverability of goodwill, collectibility of accounts receivable, useful lives of property and equipment, reserves against permanent placement revenues, workers' compensation costs, restructuring and rationalization reserves and realization of deferred tax assets.

3.  RECENT ACCOUNTING PRONOUNCEMENTS:

         In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets, collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combination. The provisions of SFAS 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets, require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

         SFAS 142 is effective for the Company's 2002 fiscal year. The Company is in the process of preparing for its adoption of SFAS 142. In 2001, the Company recorded goodwill amortization expense of $15,372, which would no longer be required to be recorded under SFAS 142. The Company is also in the process of evaluating the useful lives of its existing intangible assets, other than goodwill, and anticipates that any changes in the useful lives will not have a material impact on the results of its operations.

         SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company currently expects to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the

Company's fiscal year. While the exact amount of that impairment loss has not been determined, the Company expects to complete that analysis during the second quarter of 2002.

         In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. This Statement is effective for the Company's 2002 fiscal year and early adoption is permitted. The Company is currently evaluating the impact of SFAS 144 to determine the effect, if any, it may have on the Company's consolidated results of operations, financial position or cash flows.

4.  ACCOUNTS RECEIVABLE:

         Accounts receivable consisted of the following at December 30, 2001 and December 31, 2000:

                                              2001           2000
                                           ---------      ---------
Trade accounts receivable                  $  89,539      $ 131,091
Less - Allowance for doubtful accounts        (2,451)        (3,799)
                                           ---------      ---------
                                           $  87,088      $ 127,292
                                           =========      =========

         The following table sets forth further information on the Company's allowance for doubtful accounts:

                                   BALANCE AT       CHARGED TO                           BALANCE
                                    BEGINNING       COSTS AND                             AT END
                 YEAR ENDED          OF YEAR         EXPENSES         DEDUCTIONS         OF YEAR
                 ----------          -------         --------         ----------         -------

    December 30, 2001                 $3,799          $7,077            $(8,425)          $2,451
    December 31, 2000                  2,690           9,159             (8,050)           3,799
    January 2, 2000                    2,031           5,536             (4,877)           2,690


5.  PROPERTY AND EQUIPMENT, NET:

         Property and equipment, net, consisted of the following at December 30, 2001 and December 31, 2000:

                                               2001          2000
                                             --------      --------
Software and computer equipment              $ 35,027      $ 35,131
Furniture and other equipment                   6,822         6,904
Leasehold improvements                          2,567         2,992
                                             --------      --------
                                               44,416        45,027
Less - Accumulated depreciation               (26,355)      (19,041)
                                             --------      --------
                                             $ 18,061      $ 25,986
                                             ========      ========

6.  LONG-TERM DEBT:

      Long-term debt at December 30, 2001 and December 31, 2000 was as follows:

                                                          2001         2000
                                                        --------     --------
5-3/4% Convertible Subordinated Notes due July 2004     $115,000     $115,000
Bank revolving credit facility due January 2003          119,000      150,000
Other                                                        882          647
                                                        --------     --------
                                                         234,882      265,647
Less current portion                                         882          647
                                                        --------     --------
                                                        $234,000     $265,000
                                                        ========     ========

         The Company's 5-3/4% Convertible Subordinated Notes (the "Notes") are due July 2004. Interest on the Notes is payable semi-annually. The Notes are convertible into Common Stock of the Company at any time before maturity at an initial conversion price of $17.81 per share. Beginning in July 2000, the Company was permitted to redeem the Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. The Notes are subordinated to all present and future senior indebtedness of the Company (as defined), including indebtedness under the Company's Credit Facility.

         The Credit Facility was amended in February and March 2002. These amendments provide for a $136,000 revolving line of credit due January 2003. After January 2003, the Company at its option and provided certain conditions, including compliance with financial covenants, are met, can further extend the maturity of the facility in six-month increments up through January 2004. The amended Credit Facility contains customary covenants that require quarterly maintenance of leverage and interest coverage financial ratios, minimum tangible net worth and a restriction on the payment of cash dividends on Common Stock. It also places additional limitations on share repurchases, acquisitions and capital expenditures and includes an Equity Appreciation Rights agreement (the "EAR") whereby the Company may have to pay a fee (the "Rights Fee") to the banks in the event of default on the Credit Facility or if the Credit Facility has not been paid in full by January 1, 2004. The Rights Fee shall be the greater of 10% of the fair market value of the Company (as defined in the EAR) as of the exercise date of the EAR or $3,000. Interest rates payable under the amended Credit Facility were increased to reflect current market and credit conditions, and are currently set at prime plus 200 basis points through June 2002, with increases during each six-month period through January 2004.

         During 2001, the maximum aggregate outstanding borrowing under the Credit Facility was $151,000 and the average outstanding balance during the year was $135,150. In addition, approximately $8,600 of the Credit Facility was used at December 30, 2001 for the issuance of undrawn letters of credit to secure the Company's workers' compensation program. The daily weighted average interest rate under the Credit Facility was 7.2% during 2001. The weighted average interest rate for the Company's borrowings under the Credit Facility was 4.75% at December 30, 2001. As of February 28, 2002, the interest rate under the amended Credit Faculty was 6.75%.

         Scheduled maturities of long-term debt at December 30, 2001 were as follows:

                           2002                        $    882
                           2003                         119,000
                           2004                         115,000
                                                       --------
                                                       $234,882
                                                       ========

         The Company's ability to continue operating is largely dependent upon its ability to maintain compliance with the financial covenants in the Credit Facility. The Company was able to maintain compliance with its Credit Facility as of December 30, 2001 after obtaining a waiver in December 2001 of an anticipated default under certain financial ratios for the fourth quarter of 2001. The Credit Facility was then amended in February and March 2002, with modification of the financial covenants to reflect the weak economic environment beginning with the fourth quarter of 2001 and extending through the new maturity date of the Credit Facility, January 2003 (with extensions to January 2004 assuming certain conditions are met). As a result of these amendments, the Credit Facility, with an outstanding balance of $119,000 at December 30, 2001, is classified as long-term in the consolidated balance sheet. The principal financial covenants are highly dependent upon our EBITDA levels, as measured at each quarter end based on the 12-month period then ended, including an interest coverage ratio and a leverage ratio. The amended Credit Facility provides for certain adjustments that increase EBITDA including certain restructuring and rationalization charges and certain other non-cash charges. The adjusted EBITDA for the first quarter through the fourth quarter 2001 were $13,410, $12,023, $8,817 and $6,800, respectively. The Credit Facility also includes a minimum tangible net worth requirement. In addition to the quarterly covenants, the amended agreement includes EBITDA and liquidity requirements to be measured based on the five-month period ending May 2002 and the six-month periods ending November 2002 and May 2003. The Company believes its margin for compliance is at its lowest level for the November 2002 EBITDA covenant. In order to stay in compliance the Company will need to generate EBITDA of at least $3,321 and $7,207 for the five-month period ending May 2002 and the six-month period ending November 2002, respectively.

         Based on the Company's fiscal 2002 projections, which reflect the declining demand for the Company's services, offset by reductions in costs associated with the reduced revenues and lower costs due to the Company's restructuring and rationalization activities, management believes the Company will be able to maintain compliance with the modified financial covenants for the remaining term of the Credit Facility. The Company also believes that the operating trends in first quarter of 2002 support the key assumptions in its 2002 operating plan. However, there can be no assurance that the economy or the Company will perform as expected or that further economic declines will not adversely impact the Company's ability to comply with its covenants. If actual results of operations do not meet current forecasts, covenant violations could occur. If the Company does violate future covenants, it would seek further waivers and amendments from its lenders, but can give no assurance that any such necessary waivers and amendments would be available at all or on acceptable terms. If the Company were unable to obtain a waiver of future covenant violations, the lenders would be entitled to require immediate repayment of all amounts outstanding under the Credit Facility and, as described above, payment of the Rights Fee. An acceleration of outstanding amounts under the Credit Facility could also cause a default under, and permit acceleration of, the Company's 5 3/4% Convertible Subordinated Notes due July 2004. In the event of one or more such defaults, the Company's ongoing viability would be seriously threatened, and it would be forced to evaluate a number of strategic alternatives, including a debt restructuring or other reorganization, the closure of certain locations or the sale of certain or all of its assets in order to continue to fund its operations. In the current economic environment, management believes that any such sale of assets would be at depressed prices that could be significantly lower than the net book value of assets sold and may not be sufficient to satisfy the Company's liabilities.


7.  RESTRUCTURING AND RATIONALIZATION CHARGES:


         Throughout 2001 the Company implemented a plan to restructure and rationalize certain operations. As a result, the Company recorded charges totaling $16,452 in 2001. These charges were comprised of the following components: employee severance of $1,678; lease termination charges of $3,869; property abandonment charges of $2,568; loss on sale of business of $7,683 and other charges of $654.

         Following is a summary of the accrued liability for cash restructuring and rationalization charges for the year ended December 30, 2001:


                           Employee       Lease
                           Severance   Termination       Other       Total
                           ---------   -----------       -------    -------
Initial Accrual            $ 1,678        $ 3,869        $ 1,627    $ 7,174

Cash Payments               (1,636)          (760)        (1,044)    (3,440)
                           -------        -------        -------    -------
Accrued liability at
December 30, 2001          $    42        $ 3,109        $   583    $ 3,734
                           =======        =======        =======    =======

         Employee severance-related costs include the elimination of both administrative and income-producing employees. Under the workforce reduction plan, approximately 26%, or 395 employees, of the Company's permanent workforce has been eliminated since the beginning of 2001. Lease termination costs relate primarily to office closures, branch consolidations and lease space reductions. Property abandonment costs consist of the write-down of abandoned leasehold improvements and other equipment. These assets were written down to zero as they have been abandoned. The loss on the sale of business relates to the sale of the Company's Dallas-based Paladin subsidiary, which was completed on December 31, 2001. On the date of the sale, the net book value of Paladin Consulting was $11,508, consideration of $3,825 was received, resulting in the write-down of $7,683 of goodwill for the year ended December 30, 2001. As the transaction occurred after year-end, the remaining net book value of these operations, equal to the consideration to be received, is shown as "assets held for sale" on the Company's Consolidated Balance Sheets. This business is included in the IT Services segment and contributed $11,499 in revenues and $310 in net income for the year ended December 30, 2001. Other rationalization expenses of $654 were recorded in 2001 associated with incremental costs in downsizing the business to current operating levels, the loss on the sale of CareerShop, professional services expenses, changes in estimates for previous lease terminations of $433, net of other income of $1,633 related to favorably settling certain obligations.

         Of the remaining accrued liability at December 30, 2001, the Company expects to pay approximately $1,235 over the next twelve months and the balance, primarily lease termination payments, over the following eight years.

         Restructuring and rationalization charges of $1,960 were recorded in 2000, related primarily to severance and other benefits related to the early retirement of the former Chief Executive Officer.

8.  INTANGIBLES IMPAIRMENT:

         The Company periodically evaluates the recoverability of its goodwill and other intangible assets in relation to anticipated future cash flows on an undiscounted basis. The assumptions used in these cash flow projections are subject to change. The Company performs the recoverability analysis at the lowest level at which cash flows are identified which is generally consistent with the various geographic market concentrations of the Company's staffing operations. As general economic conditions have weakened over the last year, demand for the Company's services has declined. Changes such as a continued decline in operating results, changes in management's assumptions regarding the economic recovery, or a requirement to close certain locations or sell assets in the near term are likely to result in projected cash flows that do not fully recover existing goodwill resulting in a requirement to record a significant non-cash impairment provision.

         In the fourth quarter of 2001, the Company conducted a strategic review of its operations within each business segment. The strategic review triggered an impairment review of the goodwill related to certain of these operations. The Company evaluated the recoverability of the goodwill by estimating future undiscounted cash flows. The estimated future undiscounted cash flows were no longer deemed adequate to support the carrying value of the goodwill associated with certain operations. As a result, the Company recorded a goodwill impairment charge of $56,779 in the fourth quarter of 2001 based on fair value determined by discounted cash flows. The impairment charge related to operations located principally within certain geographic markets for which the operating performance through the fourth quarter of 2001 had substantially under-performed the broader operating segment and where management does not anticipate recovery to profitable levels. The impairment charges for IT Services and Commercial Staffing were $41,059 and $15,720, respectively.

         In the fourth quarter of 2000, the Company incurred an impairment charge of $11,021 related primarily to CareerShop.com intangibles and certain other assets. At the time of the CareerShop.com acquisition, PGA expected CareerShop.com's job board and related businesses to become cash positive by the end of 2000 and break even from a profit standpoint during 2001. Acquired assets, consisting primarily of $11,232 of intangibles, were recorded as a result of the acquisition (total consideration paid, including assumption of debt, was $11,949, of which $9,365 was cash and the remainder was stock). However, CareerShop.com's separate businesses failed to produce expected results. Due to the significance of the change in conditions, management performed an evaluation of the recoverability of the goodwill related to these operations and recorded the impairment charge. CareerShop.com was sold in June 2001, resulting in a loss of $660.


9.  ACCRUED LIABILITIES:

         Accrued liabilities consisted of the following at December 30, 2001 and December 31, 2000:

                                                             2001             2000
                                                           -------          -------
Accrued wages, benefits and other personnel costs          $32,644          $37,561
Accrued interest                                             5,009            6,169
Accrued workers' compensation benefits                       2,652            2,989
Accrued restructuring and rationalization charges            1,235               --
Other                                                        6,725            7,158
                                                           -------          -------
                                                           $48,265          $53,877
                                                           =======          =======



10.  OTHER LONG-TERM LIABILITIES:


         Other long-term liabilities consisted of the following at December 30, 2001 and December 31, 2000:

                                                             2001             2000
                                                           -------          -------
Deferred tax liabilities                                   $33,068          $28,996
Workers' compensation reserves and other                     4,488            4,956
Accrued restructuring and rationalization charges            2,194               --
Amounts due sellers of acquired businesses                      --           11,908
                                                           -------          -------
                                                           $39,750          $45,860
                                                           =======          =======

11.  EMPLOYEE BENEFIT PLANS:

         The Company has 401(k) profit sharing and nonqualified profit sharing plans, which cover substantially all of its employees. Company contributions or allocations are made on a discretionary basis for these plans (except for matching contributions made to certain 401(k) profit sharing plans as required by the terms of such plans). Contributions charged to operating expenses were $2,288, $2,914 and $3,329 in 2001, 2000 and 1999, respectively.

         The Company does not provide postretirement health care and life insurance benefits to retired employees or post employment benefits to terminated employees.

         During 1999, the Company established a Supplemental Employee Retirement Plan (the "SERP") for its then Chief Executive Officer. The Company announced the retirement of such officer in February 2000, and in connection therewith the annual benefit payable under the SERP was fixed at $150. As of December 30, 2001, the Company had accrued approximately $1,378 for the SERP.


12.  CAPITAL STOCK AND STOCK OPTIONS:

         The Company repurchased 1,664,300 shares and 8,202,500 shares of its Common Stock at an aggregate purchase price of $10,584 and $60,025 in 2000 and 1999, respectively, under two separate repurchase programs.

         The Company's Board of Directors adopted the 2001 Non-Qualified Employee Stock Purchase Plan (the "2001 Stock Purchase Plan") for the purpose of encouraging employee participation in the ownership of the Company. This plan replaces the 1997 Employee Stock Purchase Plan (the "1997 Stock Purchase Plan"). Purchases under the 2001 Stock Purchase Plan are made monthly at the market price on the last day of the calendar month. Under the 1997 Stock Purchase Plan, employees could elect to have payroll deductions made to purchase Common Stock at a discount. At the end of each quarterly purchase period, each participant's payroll deductions are used to acquire Common Stock of the Company at a price equal to 85% of the market value on either the first or last day of the quarterly purchase period, whichever is lower. During 2001, 2000 and 1999, 423,856, 798,978 and 542,280 shares, respectively, of Common Stock were issued under the 1997 Stock Purchase Plan. During 2001, 77,959 shares of Common Stock were issued under the 2001 Stock Purchase Plan.

         The Company's Board of Directors adopted its 1995 Equity Participation Plan (the "Stock Option Plan") to attract and retain officers, key employees, consultants and directors. The Stock Option Plan has reserved for issuance 15% of the Common Stock issued and outstanding, as defined, from time to time. The Stock Option Plan allows for the issuance of options, stock appreciation rights, restricted or deferred stock awards and other awards. Incentive stock options may be granted only to employees and, when granted, have an exercise price equal to at least 100% of the fair market value of the Common Stock on the grant date and a term not longer than 10 years. As of December 30, 2001, 589,519 shares were reserved for issuance under the Stock Option Plan.

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

                                                            WEIGHTED
                                      SHARES UNDER       AVERAGE PRICE
                                         OPTION            PER SHARE
                                         ------            ---------

Outstanding, January 3, 1999            3,123,285          $   12.87
      Granted in 1999                     563,667               6.91
      Exercised                            34,157              10.54
      Canceled                            177,490              13.87
                                        ---------          ---------
Outstanding, January 2, 2000            3,475,305          $   11.88
                                        =========          =========

      Granted in 2000                   1,461,250               2.33
      Exercised                             1,300               6.69
      Canceled                            529,958              12.32
                                        ---------          ---------
Outstanding, December 31, 2000          4,405,297          $    8.68
                                        =========          =========

      Granted in 2001                     321,875               1.75
      Canceled                            344,160               9.07
                                        ---------          ---------
Outstanding, December 31, 2001          4,383,012          $    8.14
                                        =========          =========

Exercisable, January 2, 2000            1,961,394          $   12.25
                                        =========          =========
Exercisable, December 31, 2000          2,286,797          $   11.99
                                        =========          =========
Exercisable, December 30, 2001          2,814,878          $   10.74
                                        =========          =========


         The following table summarizes options outstanding and options exercisable as of December 30, 2001, and the related weighted average remaining contractual life (years) and weighted average exercise price:

                                             OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                             -------------------                          -------------------

                                                   AVERAGE
                                                  REMAINING
           RANGE OF            OPTIONS           CONTRACTUAL       AVERAGE              OPTIONS          AVERAGE
       EXERCISE PRICES       OUTSTANDING            LIFE        EXERCISE PRICE        EXERCISABLE     EXERCISE PRICE
       ---------------       -----------            ----        --------------        -----------     --------------

       $1.47 - $2.50          1,030,750              9.0            $ 1.57                179,375          $ 1.49
       $2.51 - $5.00            524,697              8.5              2.64                147,889            2.79
       $5.01 - $8.00            708,448              5.3              6.33                570,674            6.58
       $8.01 - $12.00           526,498              6.0             10.67                469,123           10.86
       $12.01 - $18.00        1,430,144              5.8             13.63              1,289,218           13.72
       $18.01 - $23.08          162,475              6.0             19.09                158,599           19.06
                              ---------              ---            ------              ---------          ------
                              4,383,012              6.9            $ 8.14              2,814,878          $10.74
                              =========              ===            ======              =========          ======

         Pursuant to the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," the following disclosures are presented to reflect the Company's pro forma net income for 2001, 2000 and 1999 as if the fair value method of accounting prescribed by SFAS 123 had been used. In preparing these disclosures, the Company has determined the value of all stock options granted using the Black-Scholes model, as discussed in SFAS 123, and based on the following weighted average assumptions used for grants:

                                         2001              2000             1999
                                         ----              ----             ----

       Risk-free interest rate           5.7%                6.2%            5.8%
       Expected dividend yield           0.0%                0.0%            0.0%
       Expected life                   5.6 years          6.5 years         5 years
       Expected volatility              68.1%               60.0%           56.1%

         The fair value of the stock options granted and Stock Purchase Plan issuances in 2001, 2000 and 1999 was approximately $459, $2,560 and $3,652, respectively. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions set forth above and the straight-line amortization method over the vesting period, the Company's net income (loss) would have been reduced (increased) to the following pro forma amounts:

                                                            2001              2000               1999
                                                        ----------         ---------         ----------
Net income (loss), as reported                          $  (66,678)        $  (2,175)        $   29,753
Net income (loss) per diluted share, as reported             (2.52)             0.09               0.99
                                                        ==========         =========         ==========

Pro forma net income (loss)                             $  (69,041)           (5,400)            26,140
Pro forma net income (loss) per diluted share           $    (2.61)        $   (0.21)        $     0.89
                                                        ==========         =========         ==========

         On February 6, 1996, as amended in December 2001, the Company declared a dividend of one nonvoting preferred share purchase right (a "Right") for each outstanding share of Common Stock. This dividend was paid on February 27, 1996 to the shareholders of record on that date. In the event of an acquisition, or the announcement of an acquisition, by a party of a beneficial interest of at least 20% of the Common Stock, each right would become exercisable (the "Distribution Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $95.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. In addition, each Right entitles the right holder to certain other rights as specified in the Company's rights agreement. The Rights are not exercisable prior to a Distribution Date. The Rights will expire on February 6, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

11.  INCOME TAXES:

         The provision (benefit) for income taxes for 2001, 2000 and 1999 consisted of the following:

                                                             2001           2000           1999
                                                          --------         ------        -------
Income (loss) before income taxes                         $(76,364)        $6,803        $51,830
                                                          ========         ======        =======

Provision (benefit) for income taxes:
  Current provision (benefit)
    Federal                                               $(11,858)        $2,443        $11,191
    State                                                     (169)           485          2,781
                                                          --------         ------        -------
        Total current provision (benefit)                  (12,027)         2,928         13,972
                                                          --------         ------        -------
  Deferred provision
    Federal                                                  2,235          4,840          6,492
    State                                                      106          1,210          1,613
                                                          --------         ------        -------
        Total deferred provision                             2,341          6,050          8,105
                                                          --------         ------        -------

        Total provision (benefit) for income taxes        $ (9,686)        $8,978        $22,077
                                                          ========         ======        =======


         The reconciliation of the effective tax rate is as follows:

                                                          2001            2000           1999
                                                         ------          ------         ------
Federal statutory rate                                    35.0%           35.0%          35.0%
State taxes, net of federal benefit                        4.3            13.3            4.8
Effect of increase in valuation allowance                (23.1)             --             --
Effect of nondeductible amortization and other            (3.5)           83.7            2.8
                                                         -----           -----          -----
                 Total                                    12.7%          132.0%          42.6%
                                                         =====           =====          =====

      The components of the Company's net deferred tax liability were as follows at December 30, 2001 and December 31, 2000:

                                                    2001             2000
                                                  --------         --------
Deferred income tax assets:
   Intangibles impairment                         $ 15,151         $    426
   Accrued workers' compensation and other           2,193            2,414
   Allowance for doubtful accounts                   1,041            1,493
    Accrued benefits                                 1,157            1,644
    Net operating loss carry forward                 2,242            1,021
    Other                                            7,773            3,279
    Valuation allowance                            (17,661)            (213)
                                                  --------         --------

     Total deferred tax assets                    $ 11,896         $ 10,064
                                                  ========         ========

Deferred income tax liabilities:
   Intangible assets                              $ 28,445         $ 23,009
   Property and equipment                            4,251            5,543
   Other                                               372              444
                                                  --------         --------

     Total deferred tax liabilities               $ 33,068         $ 28,996
                                                  ========         ========

         As of December 30, 2001, the Company had deferred income tax assets of $15,151 related to the intangibles impairment charge recorded by the Company in the fourth quarter. The Company also had federal and state net operating loss carryforwards of $2,242, most of which expire primarily after the year 2012. As of December 30, 2001, the Company has recorded valuation allowances totaling $17,661 primarily related to the intangibles impairment, net operating loss carryforwards and the loss on the sale of the Company's Dallas-based Paladin subsidiary. These valuation allowances were recorded as the Company concluded it is more likely than not that these deferred income tax assets would not be realized. Although realization is not assured, the Company has concluded that it is more likely than not that the remaining deferred tax assets will be realized based on the scheduling of deferred tax liabilities and projected taxable income. The amount of the net deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income.

12.  NET EARNINGS PER SHARE

         The following table reconciles net income and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of 2001, 2000 and 1999 (share amounts in thousands):

                                                               2001             2000            1999
                                                             --------         --------         -------
BASIC EARNINGS PER SHARE:
   Net income (loss)                                         $(66,678)        $ (2,175)        $29,753
                                                             ========         ========         =======

Weighted average common shares
   outstanding                                                 26,503           25,090          27,680
Basic earnings per share                                     $  (2.52)        $  (0.09)        $  1.07
                                                             ========         ========         =======

DILUTED EARNINGS PER SHARE
   Net income (loss)                                         $(66,678)        $ (2,175)        $29,753
     Add: Interest expense on Notes, net of tax                    --               --           4,257
                                                             --------         --------         -------
    Diluted net income (loss)                                $(66,678)        $ (2,175)        $34,010

    Weighted average common shares outstanding                 26,503           25,090          27,680
    Add:  Dilutive employee stock options                          --               --             163
    Add:  Assumed conversion of Notes                              --               --           6,456
                                                             --------         --------         -------
   Diluted weighted average common shares outstanding          26,503           25,090          34,299
Diluted earnings per share                                   $  (2.52)        $  (0.09)        $  0.99
                                                             ========         ========         =======


Stock options to purchase 4,383,012, 4,405,297 and 2,519,976 shares of Common Stock were outstanding for 2001, 2000 and 1999, respectively, but were excluded from the computation of net income per diluted share because their effect was antidilutive. The conversion of the Notes into common shares was excluded from the computation of net loss per diluted share in 2001 and 2000 because their effect was antidilutive.


13.  FINANCIAL INSTRUMENTS:


FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated the book value at December 30, 2001, due to the short-term nature of these instruments. The fair value of the Company's borrowings under the Credit Facility and other long-term debt approximated the book value at December 30, 2001, because of the variable rate associated with the borrowings. The Notes had an estimated fair value of $48,000 and $45,000 at December 30, 2001 and December 31, 2000, respectively, as compared to the carrying value of $115,000.

CONCENTRATION OF CREDIT RISK

         The Company maintains cash and cash equivalents with various financial institutions, which at times exceeds federally insured limits.

         Credit risk with respect to accounts receivable is dispersed due to the nature of the business, the large number of customers and the diversity of industries serviced. The Company performs credit evaluations of its customers.

14.  COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

         The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Total rent expense under operating leases amounted to $10,692, $10,360 and $10,257 for 2001, 2000 and 1999, respectively. Operating leases for facilities are usually renewable at the Company's option and include escalation clauses linked to inflation.

         Future minimum annual rentals, net of subleases, for the next five years are as follows:

                           2002                                        $ 9,072
                           2003                                          7,491
                           2004                                          5,560
                           2005                                          4,258
                           2006                                          2,377
                           Thereafter                                    4,161
                                                                       -------
                                                                       $32,919
                                                                       =======

INSURANCE

         The Company maintains a self-insurance program for workers' compensation and medical and dental claims. The Company accrues liabilities under the workers' compensation program based on the loss and loss adjustment expenses as estimated by an outside administrator. At December 30, 2001, the Company had standby letters of credit with a bank in connection with a portion of its workers' compensation program. Additionally, the Company maintains certain workers' compensation and medical catastrophic insurance coverages.

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

15.       SEGMENT INFORMATION:

         The Company is organized in two segments: IT Services and Commercial Staffing. IT Services provides technical staffing, training and information technology consulting services and technology tools for human capital management. Commercial Staffing provides temporary staffing services, placement of full-time employees and on-site management of temporary employees. The Company evaluates segment performance based on income from operations before corporate expenses, amortization of intangible assets, interest and income taxes. Because of the Company's substantial intangible assets, management does not consider total assets by segment an important management tool and, accordingly, the Company does not report this information separately. The table below presents segment information for IT Services and Commercial Staffing for 2001, 2000 and 1999:

OPERATING RESULTS

                                                    2001             2000            1999
                                                 ---------         --------        --------
Total revenues
    IT Services                                  $ 447,862         $537,535        $584,032
    Commercial Staffing                            284,465          344,457         334,405
                                                 ---------         --------        --------
       Total revenues                              732,327          881,992         918,437
Operating income
    IT Services                                     28,994           38,223          66,329
    Commercial Staffing                             18,161           33,696          31,557
                                                 ---------         --------        --------
       Total segment operating income, as           47,155           71,919          97,886
       defined
Corporate expenses                                  15,732           15,201          14,251
Restructuring and rationalization charges           16,452            1,960              --
Intangibles impairment                              56,779           11,021              --
Amortization of intangible assets                   16,278           16,826          15,358
Interest expense                                    18,278           20,108          16,447
                                                 ---------         --------        --------
Income (loss) before income taxes                $ (76,364)        $  6,803        $ 51,830
                                                 =========         ========        ========

OTHER FINANCIAL INFORMATION

Accounts receivable, net
    IT Services                                  $  59,313         $ 85,344        $ 81,990
    Commercial Staffing                             27,775           41,398          43,602
    Corporate                                           --              550             376
                                                 ---------         --------        --------
       Total accounts receivable, net            $  87,088         $127,292        $125,968
                                                 =========         ========        ========

16.       SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

      The following table sets forth quarterly financial information for each quarter in 2001 and 2000:

                                                                      2001
                                          ----------------------------------------------------------------
                                            FIRST             SECOND             THIRD            FOURTH
Revenues                                  $ 209,624         $ 194,370         $ 173,573         $ 154,760
Restructuring and rationalization
   charges                                     (447)           (3,913)             (474)          (11,618)
Intangibles Impairment                           --                --                --           (56,779)
Operating income (loss)                       6,649             1,757             2,568           (69,060)
Net income (loss)                               930            (1,059)           (1,170)          (65,379)

Diluted earnings per share                $    0.04         $   (0.04)        $   (0.04)        $   (2.45)



                                                                       2000
                                          ----------------------------------------------------------------
                                            FIRST             SECOND             THIRD            FOURTH
Revenues                                  $ 216,856         $ 223,006         $ 223,954         $ 218,176
Restructuring and rationalization
   charges                                   (1,452)               --                --              (508)
Intangibles Impairment                           --                --                --           (11,021)
Operating income (loss)                      11,550            12,197            12,322            (9,158)
Net income (loss)                             4,042             3,915             3,742           (13,874)

Diluted earnings per share                $    0.16         $    0.16         $    0.15         $   (0.54)