Form 10-K, Exhibit 13
period 2002-12-29
PERSONNEL GROUP OF AMERICA INC
filed 2003-04-15
CIK 948850

                                  EXHIBIT 13.1

       PART II EXHIBITS FOR ITEMS 6 THROUGH 8 AND PART IV, ITEM 15 (A)(1)

ITEM 6.  SELECTED FINANCIAL DATA

(in thousands, except earnings per share)

                                                       2002            2001           2000          1999          1998
                                                     ---------      ---------      ---------      ---------     ---------
RESULTS OF OPERATIONS

Revenues                                             $ 557,748      $ 732,327      $ 881,992      $ 918,437     $ 783,925

Goodwill impairment                                     89,935         56,779         11,021             --            --
Restructuring and rationalization charges                8,278         16,134          1,960             --            --

Operating income (loss)                                (90,126)       (58,086)        26,911         68,277        66,248

Interest expense                                        17,301         18,278         20,108         16,447        12,491

Income (loss) before cumulative effect of change
  in accounting principle                             (108,030)       (66,678)        (2,175)        29,753        31,017
Cumulative effect of change in accounting
  principle, net of taxes                             (242,497)            --             --             --            --

Net income (loss)                                     (350,327)       (66,678)        (2,175)        29,753        31,017

Earnings per diluted share:(1)
  Earnings before cumulative effect of change
   in accounting principle                               (4.04)         (2.52)         (0.09)          0.99          0.96
  Cumulative effect of change in accounting
   principle                                             (9.06)            --             --             --            --
  Net income (loss)                                  $  (13.10)     $   (2.52)     $   (0.09)     $    0.99     $    0.96

Average diluted shares outstanding(1)                   26,756         26,503         25,090         34,299        36,752

FINANCIAL POSITION

Working capital                                      $  17,494      $  72,241      $  82,577      $  86,787     $  84,151
Goodwill                                               103,532        478,162        561,452        557,421       535,981
Total assets                                           247,406        634,123        743,593        735,350       708,890
Short- and long-term debt                              218,648        234,882        265,647        254,351       235,406
Shareholders' equity (deficit)                         (52,348)       298,093        364,299        369,843       394,630

PRO FORMA FINANCIAL DATA(2)

Total assets                                         $ 225,716
Short- and long-term debt                               94,192
Shareholders' equity                                    51,957




(1) The assumed conversion of the Company's 5.75% Notes into Common Stock was excluded from the calculation of earnings per diluted share in 2002, 2001 and 2000 because the effect of conversion was antidilutive.

(2) Pro forma financial data as of December 29, 2002 reflects the effects of the financial restructuring completed in April 2003 as if the financial restructuring had been completed on December 29, 2002. For a complete discussion of the financial restructuring, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and Note 1, "Subsequent Event - Comprehensive Financial Restructuring," to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

FORWARD-LOOKING INFORMATION

    In addition to historical information, this report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain statements that are forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial position. These statements may be identified by words such as "estimate," "forecast," "plan," "intend," "believe," "should," "expect," "anticipate," or variations or negatives thereof, or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in such statements. These risks and uncertainties include, but are not limited to, the following:

      - changes in levels of unemployment and other economic conditions in the United States, or in particular regions or industries;

      - continuing weakness or further reductions in corporate information technology spending levels;

      - the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions;

      - the impact of competitive pressures, including any change in the demand for the Company's services, or the Company's ability to maintain or improve its operating margins;

      - an Internal Revenue Service audit of the Company's income tax returns and the risk that assessments for additional taxes, penalties and interest could be levied against the Company;

      - the entry of new competitors into the marketplace or expansion by existing competitors;

      - the Company's success in attracting, training and retaining qualified management personnel and other staff employees;

      - reductions in the supply of qualified candidates for temporary employment or the Company's ability to attract qualified candidates;

      - the possibility of the Company incurring liability for the activities of its temporary employees or for events impacting its temporary employees on clients' premises;

      - the risk in an uncertain economic environment of increased incidences of employment disputes, employment litigation and workers' compensation claims;

      - the risk that further cost cutting or restructuring activities undertaken by the Company could cause an adverse impact on certain of the Company's operations;

      - economic declines that affect the Company's liquidity or ability to comply with its loan covenants;

      - the risks of defaults under the Company's credit agreements or the demand by any holder of the Company's remaining outstanding 5.75% Notes for repayment following the occurrence of a repurchase event under the indenture applicable to the 5.75% Notes;

      - adverse changes in credit and capital markets conditions that may affect the Company's ability to obtain financing or refinancing on favorable terms;

      - adverse changes to management's periodic estimates of future cash flows that may affect management's assessment of its ability to fully recover its goodwill;

      - whether governments will impose additional regulations or licensing requirements on staffing services businesses in particular or on employer/employee relationships in general; and

      - other matters discussed in this Annual Report and the Company's SEC filings.

Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results. The Company undertakes no obligation to update information contained in this annual report.

OVERVIEW

      The Company is organized into two Divisions: the Information Technology Services Division ("IT Services"), which provides information technology staffing and consulting services in a range of computer-related disciplines and technology tools for human capital management, and the Commercial Staffing Services Division ("Commercial Staffing"), which provides a variety of temporary office, clerical, accounting and finance, light technical and light industrial staffing services. Approximately 53% of the Company's 2002 revenues came from IT Services and 47% came from Commercial Staffing.

      The following table sets forth the number of the Company's offices by Division at the end of each of the years indicated:

                          2002        2001       2000
                           ---        ---        ---
IT Services                 28         33         45
Commercial Staffing         90         92        104
                           ---        ---        ---
      Total offices        118        125        149
                           ===        ===        ===

      The Company's operating results declined overall in each of 2001 and 2002 due primarily to the weak economic environment, including a continued decline in corporate technology spending, and its impact on revenue. Although the Company continued its aggressive cost cutting programs throughout 2002, these efforts could not offset the overall revenue declines in IT Services and Commercial Staffing and as a result served only to slow the reduction in overall operating profitability. Although the Company remains optimistic that demand for its services will recover long-term, it does not expect any meaningful improvement in the current demand climate or customer spending patterns before the second half of 2003.

      The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") as of the beginning of 2002, which resulted in a goodwill impairment charge of $242.5 million, net of an income tax benefit of $42.2 million. This charge was recorded as a cumulative effect of change in accounting principle.

      SFAS 142 requires goodwill to be tested at least annually for impairment. In the fourth quarter of 2002, the Company performed its annual test for impairment and recorded an impairment charge of $89.9 million for goodwill associated with its IT Services operations. The Company experienced lower than expected operating profits and cash flows in 2002 for the IT Services reporting unit. As a result of this trend and the overall industry expectations, the projected operating profits and cash flows for the IT Services operations were reduced for the next five years resulting in a reduction in the fair value of the Company's goodwill. The decrease in fair value resulted in the recognition of the $89.9 million impairment loss. No additional impairment was identified for the goodwill associated with the Company's Commercial Staffing reporting unit.

      In response to the decline in demand for the Company's services, the Company has restructured and rationalized certain operations. The goal with the restructuring initiatives was to better align the Company's cost structure with its expected lower revenue levels through elimination of inefficiencies and duplicate functions, while realigning its sales and recruiting teams to achieve greater customer penetration and improve customer service. As a result, the Company recorded charges totaling $8.3 million in 2002 primarily related to employee severance, lease abandonment and termination costs and, in connection with the Company's financial restructuring, $3.6 million of professional services fees and expenses, consisting primarily of legal and accounting services. See " -- Results of Operations."

      After the end of 2002, the Company completed a comprehensive financial restructuring with its senior lenders and the holders of approximately $109.7 million of its outstanding 5.75% Notes in which it amended and extended its revolving credit facility and exchanged newly issued shares of the Company's common and preferred stock with the participating noteholders representing approximately 82% of the Company's outstanding capital stock immediately after the financial restructuring. As part of the financial restructuring transaction, the Company used substantially all of its cash on hand (after payment of transaction expenses) to repay approximately $38.0 million of its outstanding credit facility and eliminated an additional $120.0 million of its outstanding indebtedness, which will result in substantial reductions in the Company's interest expense in future periods. Equally as important, however, the financial restructuring greatly reduced the debt overhang that has restricted the Company's financial flexibility over the last two years. See " -- Liquidity and Capital Resources, Financial Restructuring."

      IT Services' business is affected by the timing of holidays and seasonal vacation patterns, generally resulting in lower IT revenues and operating margins in the fourth quarter of each year. Commercial Staffing's business is subject to the seasonal impact of summer and holiday employment trends. Typically, Commercial Staffing's business is stronger in the second half of each calendar year than in the first half.

      The following table summarizes certain income statement information for the Company for years 2002, 2001 and 2000 both in dollars and as a percentage of total revenues:

(dollars in thousands)

                                                     2002                      2001                     2000
                                            ----------------------    ----------------------    ----------------------
Revenues:
  IT Services                               $ 295,387         53.0%   $ 447,862         61.2%   $ 537,535         60.9%
  Commercial Staffing                         262,361         47.0%     284,465         38.8%     344,457         39.1%
                                            ---------    ---------    ---------    ---------    ---------    ---------
     Total revenues                           557,748        100.0%     732,327        100.0%     881,992        100.0%
Direct costs of services                      427,947         76.7%     540,659         73.8%     631,442         71.6%
                                            ---------    ---------    ---------    ---------    ---------    ---------
Gross profit                                  129,801         23.3%     191,668         26.2%     250,550         28.4%
Operating expenses:
  Selling, general and administrative         114,590         20.5%     152,928         20.9%     185,743         21.1%
  Depreciation and amortization                 7,124          1.3%      23,913          3.3%      24,915          2.8%
  Goodwill impairment                          89,935         16.1%      56,779          7.8%      11,021          1.2%
  Restructuring and rationalization
    charges                                     8,278          3.2%      16,134          2.2%       1,960          0.2%
                                            ---------    ---------    ---------    ---------    ---------    ---------
Operating income (loss)                       (90,126)      -16.2%      (58,086)       -7.9%       26,911          3.1%
Interest expense                               17,301          3.1%      18,278          2.5%      20,108          2.3%
                                            ---------    ---------    ---------    ---------    ---------    ---------
Income (loss) before income taxes
  and cumulative effect of change
  in accounting principle                    (107,427)      -19.3%      (76,364)      -10.4%        6,803          0.8%
Provision (benefit) for income taxes              603          0.1%      (9,686)       -1.3%        8,978          1.0%
                                            ---------    ---------    ---------    ---------    ---------    ---------
Net loss before cumulative effect of
  change in accounting principle             (108,030)      -19.4%      (66,678)       -9.1%       (2,175)       -0.2%
Cumulative effect of change in
  accounting principle, net of taxes         (242,497)      -43.5%           --           --           --           --
                                            ---------    ---------    ---------    ---------    ---------    ---------
Net loss                                    $(350,527)      -62.8%    $ (66,678)       -9.1%    $  (2,175)       -0.2%
                                            =========    =========    =========    =========    =========    =========

RESULTS OF OPERATIONS

        YEAR ENDED DECEMBER 29, 2002 VERSUS YEAR ENDED DECEMBER 30, 2001

REVENUES

      Total revenues decreased 23.8% to $557.7 million in 2002 from $732.3 million in 2001 due to the weak economic environment, including a continued decline in corporate technology spending. IT Services revenues decreased 34.0% primarily as the result of the continuing industry-wide slowdown in customer demand for IT staffing services. IT Services billable consultants on assignment declined from approximately 2,500 at year-end 2001 to approximately 1,970 at year-end 2002. Commercial Staffing revenues declined 7.8% to $262.4 million in 2002 primarily due to the weak economic climate, which resulted in declines in permanent placement revenues and the retail component of the Company's temporary staffing business. Permanent placement revenues were 3.2% of Commercial Staffing revenues in 2002, down from 6.3% in 2001, while the retail component of temporary staffing also declined to 62.0% of Commercial Staffing revenues in 2002, down from 69.9% in 2001. Offsetting these declines was the increase in the vendor-on-premise ("VOP") business. VOP revenues totaled 34.8% in 2002 and 23.8% in 2001 of Commercial Staffing revenues, respectively. The Company does not expect improvements in demand for its services before the second half of 2003 in light of ongoing economic and geopolitical uncertainties. In addition, there can be no assurance that IT Services revenues will increase as the broader economy strengthens or these other uncertainties subside.

DIRECT COSTS OF SERVICES AND GROSS PROFIT

      Direct costs, consisting of payroll and related expenses of consultants and temporary workers, decreased 20.8% to $427.9 million in 2002 on the lower revenues. Gross profit decreased 32.3% to $129.8 million on the lower revenues. Gross profit as a percentage of revenue also decreased to 23.3% in 2002 from 26.2% in 2001. These decreases primarily were the result of the continued softening in the higher margin sectors of the staffing and consulting businesses, the significant decline in permanent placement services and continuing downward bill rate pressure imposed by many of the Company's larger customers.

OPERATING EXPENSES

      Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, decreased 31.2% to $121.7 million in 2002 from $176.8 million in 2001. The decrease was primarily due to the Company's aggressive cost reduction program, including its workforce reduction and office consolidation initiatives. Approximately 17.5% (26% in 2001) of the Company's permanent workforce was eliminated during the year. Also, variable or incentive compensation declined due to lower revenues and operating margins. As a percentage of revenues, selling, general and administrative expenses decreased to 20.5% in 2002 from 20.9% in 2001. In addition, depreciation and amortization expense decreased to 1.3% of revenues in 2002 from 3.3% in 2001 primarily due to the change in accounting principle eliminating goodwill amortization in 2002. Goodwill amortization expense was $15.4 million in 2001.

GOODWILL IMPAIRMENT

      Effective at the beginning of 2002, the Company adopted SFAS 142. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that goodwill and indefinite-lived intangibles assets be tested at least annually for impairment. In the second quarter of 2002, the Company completed its initial valuation as of the adoption date, December 31, 2001 and in the fourth quarter of 2002 completed its annual test for impairment. In order to assess the fair value of its goodwill, the Company engaged an independent valuation firm to assist in determining the fair value. The fair value of each of the Company's two reporting units was calculated as of December 31, 2001 and December 29, 2002, on an enterprise value basis using the market multiple approach and discounted cash flow approach. Under the market multiple approach, market ratios and performance fundamentals relating to similar public companies' stock prices or enterprise values were applied to the reporting units to determine their enterprise value. Under the discounted cash flow ("DCF") approach, the indicated enterprise value was determined using the present value of the future cash flows projected to be generated considering appropriate discount rates. The discount rates used in the calculation reflected all associated risks of realizing the projected future cash flows. Certain of the valuation assumptions were based on management's expectations for future performance of the IT Services and Commercial Staffing reporting units. These assumptions included expected time frames for recoveries in technology spending and the broader economy as well as future growth rates in the IT Services and Commercial Staffing businesses. A relatively high discount rate of 17% was utilized in the discounted cash flow valuation approach due principally to the inherent uncertainties associated with these assumptions.

      Based upon the results of the initial valuation, which was completed in the second quarter of 2002, the Company recorded a goodwill impairment charge of $284.7 million ($242.5 million net of an income tax benefit of $42.2 million) as a cumulative effect of the change in accounting principle.

      In the fourth quarter of 2002, the Company performed its annual impairment test and recorded an additional impairment charge of $89.9 million for goodwill associated with its IT Services operations. The Company experienced lower than expected operating profits and cash flows in 2002 for the IT Services reporting unit. As a result of this trend and the overall industry expectations, the projected operating profits and cash flows for the IT Services operations were reduced for the next five years resulting in a reduction in the fair value of the Company's goodwill. The decrease in fair value resulted in the recognition of the $89.9 million impairment loss. No additional impairment was identified for the goodwill associated with the Company's Commercial Staffing reporting unit. At December 29, 2002, the Company had goodwill with a carrying value of $103.5 million of which $41.2 million relates to IT Services and $62.3 million relates to Commercial Staffing.

      Prior to the adoption of SFAS 142, the Company followed SFAS 121 to test for its goodwill and intangible asset impairment. The Company's policy included a projection of undiscounted cash flows for each operating company to determine if the goodwill associated with that business component was recoverable. When the Company performed its analysis in the fourth quarter of fiscal 2001, it identified several operations, principally in the IT Services division, for which negative cash flows were projected in early years and for which projected undiscounted cash flows were not sufficient to recover the carrying amount of related goodwill. As a result, the Company recorded a goodwill impairment charge of $56.8 million in the fourth quarter of 2001. The impairment charges for IT Services and Commercial Staffing were $41.1 million and $15.7 million, respectively. These charges related to operations where future cash flows were projected to be negative and, accordingly, the impairment charge represented the entire carrying amount of the related goodwill.

RESTRUCTURING AND RATIONALIZATION CHARGES

      Beginning in 2001, the Company implemented a plan to restructure and rationalize certain operations. As a result, the Company recorded charges totaling $8.3 million and $16.1 million in 2002 and 2001, respectively. These charges were comprised of the following components (in thousands):

                                                         2002            2001
                                                       --------        --------
Employee severance                                     $  1,915        $  1,678
Lease abandonment and termination costs                   2,689           3,869
Professional services charges                             3,628             875
Property abandonment charges                                 46           2,568
Loss on sale of business                                     --           7,683
Other                                                        --            (539)
                                                       --------        --------
Total restructuring and rationalization charges        $  8,278        $ 16,134
                                                       ========        ========

      Following is a summary of the accrued liability for cash restructuring and rationalization charges for the years ended December 29, 2002 and December 30, 2001 (in thousands):

                                             EMPLOYEE          LEASE       PROFESSIONAL
                                             SEVERANCE         COSTS         SERVICES          OTHER           TOTAL
                                             ---------         -----         --------          -----           -----
Initial charges                               $ 1,678         $ 3,869         $   875         $   434         $ 6,856
Cash payments                                  (1,636)           (760)           (675)           (113)         (3,184)
                                              -------         -------         -------         -------         -------
Accrued liability at December 30, 2001             42           3,109             200             321           3,672
2002 charges                                    1,915           2,689           3,628              --           8,232
Cash payments                                  (1,398)         (1,140)         (2,782)           (237)         (5,557)
                                              -------         -------         -------         -------         -------
Accrued liability at December 29, 2002        $   559         $ 4,658         $ 1,046         $    84         $ 6,347
                                              =======         =======         =======         =======         =======

      Employee severance-related costs included the elimination of both administrative and income-producing employees. Under the workforce reduction plan, approximately 17.5% (26% in 2001) of the Company's permanent workforce, or 194 (395 in 2001) employees, was eliminated during the year. Lease abandonment and termination costs related primarily to office closures, branch consolidations and leased space reductions. Professional services charges consisted primarily of legal and accounting services incurred in connection with the financial restructuring.

      Property abandonment costs consisted of the write-down of abandoned leasehold improvements and other equipment. These assets were written down to zero as they were abandoned. The loss on the sale of business related to the sale of one of the Company's IT Services offices in Dallas, which was completed on December 31, 2001. Other rationalization expenses of ($0.5) million were recorded in 2001 associated with incremental costs in downsizing the business to current operating levels, the loss on the sale of CareerShop and changes in estimates for previous lease terminations of $0.4 million, net of other income of $1.6 million related to favorably settling certain obligations.

      Of the remaining accrued liability at December 29, 2002, the Company expects to pay approximately $3.1 million over the next twelve months and the balance, primarily lease payments, over the following seven years.

      The Company expects to continue consolidating operations in other geographic markets in which it currently operates multiple branches and to downsize in selected other existing locations, which will result in additional restructuring and rationalization charges in 2003; however, the amount of such additional charges is not currently determinable. The Company also incurred substantial professional services charges and lending fees in connection with its financial restructuring in the first and second quarters of 2003. See " - Liquidity and Capital Resources, Financial Restructuring."

INTEREST EXPENSE

      Interest expense decreased 5.3% to $17.3 million in 2002 from $18.3 million in 2001 due to lower borrowing levels under the Company's revolving credit facility. The average interest rate on borrowings was 7.3% in 2002, up 10 basis points from 2001. With the recent completion of its financial restructuring, the Company expects a substantial reduction in its interest expense for future periods. See " -- Liquidity and Capital Resources, Financial Restructuring."

PROVISION (BENEFIT) FOR INCOME TAXES

      In 2002, the Company recorded an income tax provision of $0.6 million, comprised of an income tax benefit of $4.6 million related to its operating losses, offset by a charge of $5.2 million related to the adoption of SFAS 142. This charge provided a valuation allowance against certain deferred tax assets, but had no effect on the Company's cash flows. The effective tax benefit rate of 12.7% in 2001 was lower than the U.S. federal statutory rate of 35% primarily due to the impact of non-deductible amortization expense, valuation allowances established during the year, and certain nondeductible restructuring and rationalization charges, offset in part by the $1.4 million tax benefit related to the diminution in value in the Company's investment in CareerShop, which was sold during the second quarter of 2001.

        YEAR ENDED DECEMBER 30, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

REVENUES

      Total revenues decreased 17.0% to $732.3 million in 2001 from $882.0 million in 2000. IT Services revenues decreased 16.7% primarily as the result of the continuing industry-wide slowdown in customer demand for IT staffing services. IT Services billable consultants on assignment declined from approximately 3,700 at year-end 2000 to approximately 2,500 at year-end 2001. Commercial Staffing revenues declined 17.4% to $284.5 million in 2001 primarily due to the weak economic climate, which resulted in declines in permanent placement revenues and the retail component of the Company's temporary staffing business. Permanent placement revenues were 6.3% of Commercial Staffing revenues in 2001, down from 10.0% in 2000, while the retail component of temporary staffing declined to 69.9% of Commercial Staffing revenues in 2001, down from 73.5% in 2000.

DIRECT COSTS OF SERVICES AND GROSS PROFIT

      Direct costs, consisting of payroll and related expenses of consultants and temporary workers, decreased 14.4% to $540.7 million in 2001 on lower revenues. Gross profit decreased 23.5% to $191.7 million on the lower revenues. Gross profit as a percentage of revenue also decreased 220 basis points to 26.2% in 2001 from 28.4% in 2000. These decreases primarily were the result of the continued softening in the higher margin sectors of the staffing and consulting businesses, the significant decline in permanent placement services and downward bill rate pressure imposed by many of the Company's larger customers.

OPERATING EXPENSES

      Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, decreased 16.1% to $176.8 million in 2001 from $210.7 million in 2000. The decrease was primarily due to the Company's aggressive cost reduction program, including its workforce reduction and office consolidation initiatives. Approximately 26% of the Company's permanent workforce was eliminated during 2001. Also, variable or incentive compensation declined due to lower revenues and operating margins. As a percentage of revenues, selling, general and administrative expenses decreased to 20.9% in 2001 from 21.1% in 2000. In addition, depreciation and amortization expense increased to 3.3% of revenues in 2001 from 2.8% in 2000 primarily due to the decline in revenues in 2001.

GOODWILL IMPAIRMENT

      Prior to the adoption of SFAS 142, the Company followed SFAS 121 to test for its goodwill and intangible asset impairment. The Company's policy included a projection of undiscounted cash flows for each operating company to determine if the goodwill associated with that business component was recoverable. When the Company performed its analysis in the fourth quarter of fiscal 2001, it identified several operations, principally in the IT Services division, for which negative cash flows were projected in early years and for which projected undiscounted cash flows were not sufficient to recover the carrying amount of related goodwill. As a result, the Company recorded a goodwill impairment charge of $56.8 million in the fourth quarter of 2001. The impairment charges for IT Services and Commercial Staffing were $41.1 million and $15.7 million, respectively. These charges related to operations where future cash flows were projected to be negative and, accordingly, the impairment charge represented the entire carrying amount of the related goodwill.

      In the fourth quarter of 2000, the Company incurred a goodwill impairment charge of $11.0 million related primarily to CareerShop.com.

RESTRUCTURING AND RATIONALIZATION CHARGES

      Beginning in 2001 the Company implemented a plan to restructure and rationalize certain operations. As a result, the Company recorded charges totaling $16.1 million in 2001. These charges were comprised of the following components: employee severance of $1.7 million, lease abandonment and termination charges of $3.9 million, professional services of $0.9 million, property abandonment charges of $2.6 million, loss on sale of business of $7.7 million and other charges of ($0.5) million.

      Employee severance-related costs included the elimination of both administrative and income-producing employees. Under the workforce reduction plan, approximately 26% of the Company's permanent workforce, or 395 employees, was eliminated in 2001. Lease abandonment and termination costs related primarily to office closures, branch consolidations and leased space reductions. Property abandonment costs consisted of the write-down of abandoned leasehold improvements and other equipment. These assets were written down to estimated fair value, generally zero, as they were abandoned. The loss on the sale of business related to the sale of one of the Company's IT Services offices in Dallas, which was completed December 31, 2001. On the date of the sale, the net book value of this operation was $11.5 million and consideration of $3.8 million was received, resulting in the write-down of $7.7 million of goodwill in the fourth quarter of 2001. This business was included in the IT Services segment and contributed $11.5 million in revenues and $0.3 million in net income for the year ended December 30, 2001. Professional services charges consisted primarily of legal and accounting services incurred in connection with the Company's financial restructuring. Other rationalization expenses of $(0.5) million were recorded in 2001 associated with incremental costs in downsizing the business to current operating levels, the loss on the sale of CareerShop, changes in estimates for previous lease terminations of $0.4 million, net of other income of $1.6 million related to favorably settling certain obligations.

INTEREST EXPENSE

      Interest expense decreased 9.1% to $18.3 million in 2001 from $20.1 million in 2000 due to lower borrowing levels under the Company's revolving credit facility and decreases in interest rates throughout the year. The average interest rate on borrowings was 7.2% in 2001, down 80 basis points from 2000. See " -- Liquidity and Capital Resources."

PROVISION (BENEFIT) FOR INCOME TAXES

      The effective tax benefit rate of 12.7% in 2001 was lower than the U.S. federal statutory rate of 35% primarily due to the impact of non-deductible amortization expense, valuation allowances established during the year, and certain nondeductible restructuring and rationalization charges, offset in part by the $1.4 million tax benefit related to the diminution in value in the Company's investment in CareerShop which was sold during the second quarter of 2001. The effective tax rate was 132.0% in 2000, higher than the U.S. federal statutory rate of 35%, primarily due to nondeductible amortization expense and state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

      The Company has experienced declines in revenues over the last two years as the result of ongoing weak economic conditions and does not expect any significant improvements in demand for its services before the second half of 2003. In light of these revenue declines, the Company has focused on reducing expenses generally, limiting capital expenditures to only the highest priority projects and managing its accounts receivable very closely. As a result of the reduced need for working capital and these priorities, the Company's cash needs have been reduced substantially from prior years.

      During 2002, the committed amount of the Company's senior revolving credit facility was reduced in anticipation of the Company's financial restructuring and the Company's primary sources of cash during the year were cash from operations and income tax refunds. As a result of the recent completion of the Company's financial restructuring and the execution of further amendments and maturity date extensions to the revolving credit facility (as amended, the "Credit Facility") in connection therewith, the Company's sources of cash in 2003 will also include available borrowings under the Credit Facility. The Company's principal uses of cash are to repay debt, fund working capital and meet its diminished requirements for capital expenditures. The Company believes, subject to the conditions and contingencies described above in "--Forward-Looking Information," that cash flow from operations and borrowings under the Credit Facility will be adequate to meet its debt repayment objectives and its diminished needs for working capital and capital expenditures.

      For the year ended December 29, 2002, the Company's $20.9 million of cash provided by operating activities included $19.2 million in federal income tax refunds received in June 2002. Cash provided by operating activities in 2002 was substantially lower than the $55.6 million of cash provided from operations in 2001, which was more favorably impacted by the reduction in accounts receivable. The Company had $22.6 million of cash on hand as of December 29, 2002. In the aggregate, day's sales outstanding decreased to 49 days at December 29, 2002 from 50 days at December 30, 2001. Cash provided by investing activities was $2.0 million during 2002 due primarily to the cash proceeds received from the sale of a business. Cash used for investing activities of $12.7 million in 2001 related primarily to the Company's final contingent earn-out obligations (which expired in October 2001) and capital spending. Capital spending in 2002 was $1.8 million, down from $3.0 million in 2001. Cash used for financing activities was $17.8 million in 2002, down from $31.5 million in 2001, as the Company continued to focus on the repayment of its revolving credit facility.

      Congress passed new federal tax legislation in 2002 that allowed the Company to carry back federal net operating losses for five years, substantially increasing the Company's ability to recover income taxes previously paid. As of December 29, 2002, the Company had recorded an additional $25.5 million of recoverable income taxes and it received $25.0 million of these recoverable taxes in refunds subsequent to year-end.

     The Company is subject to periodic review by federal, state and local taxing authorities in the ordinary course of business and as is customary for tax returns claiming significant income tax refunds has been advised by the Internal Revenue Service that the Service is reviewing the Company's 2001 and 2000 federal income tax returns to determine whether to perform an income tax audit for one or both of those tax years. If any of the Company's income tax returns are audited, certain tax positions taken by the Company could be challenged and adjustments proposed that could result in assessments for additional taxes payable, together with penalties and interest. The Company believes that its tax positions comply with applicable tax laws and the Company would vigorously defend these positions if challenged. Although the Company believes that it has adequately accrued for any foreseeable payments resulting from tax examinations, there can be no assurance that any such additional taxes, penalties or interest payable would not have a material effect on the Company's liquidity or financial condition.

      The Company's revolving credit facility in effect during 2002 provided for a $114.0 million revolving line of credit due June 2003 and was subject to certain maturity date extensions in six-month increments up through January 2004. As a result of the recent completion of the Company's financial restructuring and the execution of further amendments and maturity date extensions to the credit facility, $65.0 million of the $103.0 million outstanding at December 29, 2002, was classified as long-term in the Company's consolidated balance sheet. The facility contained customary covenants that required monthly maintenance of minimum tangible net worth and EBITDA levels, as defined in the agreement. The Company was in compliance with these financial covenants as of December 29, 2002. The facility also contained restrictions on the payment of cash dividends on the Common Stock and placed additional limitations on share repurchases, acquisitions and capital expenditures. Interest rates payable under the revolving credit facility were set at prime plus 300 basis points through June 2003. As of February 28, 2003, the interest rate payable under the facility was 7.25%.

      After the end of 2002, the Company was able to maintain compliance with its revolving credit facility covenant requiring minimum EBITDA levels as of the three-month period ended February 23, 2003, by obtaining a waiver in March 2003 of an anticipated default of that covenant.

FINANCIAL RESTRUCTURING

      On April 14, 2003, the Company completed a comprehensive financial restructuring with its senior lenders and the holders of approximately $109.7 million of its outstanding 5.75% Convertible Subordinated Notes due 2004 in which it issued shares of the Company's Common Stock and Series B Preferred Stock to the participating noteholders in exchange for their 5.75% Notes (the "Exchange Transaction"). In the Exchange Transaction, which was privately negotiated, the Company exchanged newly issued equity with the participating noteholders and issued the following consideration for each $1,000 in principal amount of notes exchanged:

      -     $28.75 in cash;

      -     190.9560 shares of newly issued shares of the Company's Common
            Stock; and

      - 9.5242 shares of Series B Preferred Stock of the Company, each share of which will be convertible into 100 shares of Common Stock and will automatically convert into shares of Common Stock upon any amendment to the Company's charter increasing the authorized number of shares of Common Stock or effecting a reverse split of outstanding shares of Common Stock that increases the number of authorized but unissued shares. The Series B Preferred Stock will vote on all matters with the Common Stock as if converted, will have a liquidation preference of $.01 per share, and otherwise will have no greater rights or privileges than the Common Stock.

      In connection with the Exchange Transaction, the Company entered into an agreement with each of the former noteholders participating in the exchange to provide them with registration rights with respect to the shares of Common Stock issued in the exchange or acquired upon conversion of the Series B Preferred Stock.

      As a result of the Exchange Transaction, the participating noteholders in the aggregate were issued 20,940,425 shares of Common Stock and 1,044,433 shares of Series B Preferred Stock, which together represent approximately 82% of the Company's outstanding Common Stock (assuming for this purpose that all shares of the Series B Preferred Stock issued to the participating noteholders have been converted). The existing shareholders retained ownership of their outstanding 26,881,212 shares of Common Stock, which represent approximately 18% of the outstanding Common Stock (on the same, as-converted, basis). In connection with this ownership change, the Company also reconstituted its Board of Directors to provide for a seven-person Board and the designation of two representatives of the new major shareholders to serve as new Board members, together with the Company's Chief Executive Officer, one incumbent independent Board member who was designated by the Company with the consent of the participating noteholders and three independent Board members, two of whom are incumbents, who were designated by the participating noteholders (although these two incumbents have stated their intention not to stand for reelection at the upcoming 2003 Annual Meeting of Shareholders).

      In order to permit the closing of the Exchange Transaction contemplated in the financial restructuring and to provide for the terms on which the existing senior lenders would continue to finance the Company's working capital needs, the Company and its existing senior lenders also executed definitive loan agreements for the Credit Facility, which provided for certain further amendments and maturity date extensions to the revolving credit facility and eliminated the Equity Appreciation Right (the "EAR") held by the senior lenders (the "Senior Debt Restructuring"). The Senior Debt Restructuring provided for the forgiveness of indebtedness in the amount of $10.3 million. As a result of the Exchange Transaction and the Senior Debt Restructuring, the Company used substantially all of its cash on hand (after payment of transaction expenses) to repay approximately $38.0 million of its outstanding credit facility and eliminated an additional $120.0 million of its outstanding indebtedness, which will result in substantial reductions in the Company's interest expense in future periods. The Company does not anticipate that any material income tax liability will arise as a result of the forgiveness of debt in these financial restructuring transactions due to sufficient current period tax losses and net operating loss carryforwards available to offset any taxable income on the debt forgiveness.

      The Credit Facility provides for a $70.7 million revolving line of credit due May 1, 2004 and is subject to certain maturity date extensions in six-month increments up through May 1, 2005. Availability of borrowings under the Credit Facility is subject to a borrowing base calculated as specified percentages of the Company's eligible accounts receivable (as defined) in the aggregate, and the Company had approximately $8.0 million of availability thereunder as of the closing date. The Credit Facility contains customary covenants, including financial covenants that require monthly maintenance of cumulative monthly EBITDA levels (as defined in the amended agreement) commencing with April 2003 and an interest and funded indebtedness coverage ratio. The Credit Facility also contains restrictions on the payment of cash dividends on the Company's capital stock and places additional limitations on share repurchases, acquisitions and capital expenditures. Finally, in lieu of the EAR included as part of the revolving credit facility that was in effect in 2002 the Company has issued common stock purchase warrants to the lenders under the Credit Facility entitling them to purchase a total of 19,224,916 shares of Common Stock, or 10% of the outstanding Common Stock on a fully diluted basis. These warrants are exercisable in whole or part over a 10-year period and the exercise price thereunder is $0.3121 per share (which was based on a stated equity valuation for the Company of $60.0 million). The exercise price for these warrants is not necessarily indicative of fair value. Interest rates payable under the Credit Facility are set at prime plus 325 basis points through June 2003 with increases during each six-month period through May 1, 2005.

      In connection with the financial restructuring the Company agreed to seek shareholder approval at the 2003 Annual Meeting of Shareholders to amend and restate its certificate of incorporation. The proposed amendments to the certificate of incorporation include the following:

      - a reverse stock split of the Company's Common Stock at a one-for-twenty-five ratio;

      - elimination of provisions that separate the Board of Directors into three classes and that prohibit action by consent of shareholders without a meeting;

      - an election by the Company not to be governed by Section 203 of the Delaware General Corporation Law, which restricts the ability of the Company to engage, directly or indirectly, in a business combination transaction with a holder of 15% or more of its voting stock;

      - addition of provisions requiring a supermajority vote of the Board of Directors or shareholders to adopt changes to the certificate of incorporation or bylaws; and

      - addition of a provision to protect minority shareholders in connection with certain transactions with a shareholder that beneficially owns 20% or more of the shares of the Company's capital stock that are entitled to vote on matters submitted to a vote of the shareholders.

Each of the noteholders that participated in the exchange have agreed to vote their shares of Common Stock and Series B Preferred Stock in favor of these proposals. The Company has agreed that pending shareholder approval of the amended and restated certificate of incorporation, it will comply with the proposed provision to protect minority shareholders described above.

      In addition, in connection with the financial restructuring, the Board of Directors amended and restated the Company's bylaws. The amended and restated bylaws provide, among other things, that, as long as there are "Significant Holders" (defined as the beneficial owners of shares of capital stock of the Company representing 20% or more of the votes entitled to be cast by holders of outstanding shares of voting capital stock), the Significant Holders shall be entitled to designate, in the aggregate, two members (such designees, being "Significant Holder Designees") of the Board of Directors, the size of which is initially set at seven members, and to designate two observers entitled to attend all meetings of the Board of Directors and its committees. Furthermore, the amended and restated bylaws provide that, subject to applicable law, for so long as there are any Significant Holders, a committee comprised of the two Significant Holder Designees and one independent director who is not also a Significant Holder Designee shall be responsible for designating between one (1) and four (4) independent nominees for election to the Board of Directors, with the number within such range depending on the amount of voting stock beneficially owned by the Significant Holders.

      As a result of the financial restructuring, three former noteholders, two of which are affiliates of one another, are Significant Holders within the meaning of the amended and restated bylaws. These three former noteholders are also senior lenders under the Credit Facility. Also as a result of the financial restructuring, these three former noteholders collectively beneficially own common and Series B preferred stock of the Company having approximately 45% of the voting power of the Company's capital stock in the aggregate, excluding any shares of Common Stock under warrants issued to them as senior lenders in connection with the amendment and restatement of the Credit Facility. Accordingly, these three former noteholders have the power to designate either directly, or through a committee including Significant Holder Designees, an aggregate of six nominees for election to the board of directors (at least four of whom must qualify as independent directors under applicable exchange rules and listing standards) and two board observers.

      In connection with the financial restructuring, the Company amended and restated the shareholder rights agreement that governs the terms of preferred share purchase rights that currently accompany the Common Stock. The amendments include, among other things, exemptions preventing the following from triggering separation of the rights from the Common Stock: (i) beneficial ownership of capital stock by the participating noteholders acquired in the financial restructuring; (ii) beneficial ownership by any Significant Holder of capital stock of the Issuer acquired in accordance with the amended and restated certificate of incorporation; and (iii) beneficial ownership by any third party of capital stock of the Issuer acquired in a transfer from a Significant Holder pursuant to a transaction that complies with the amended and restated certificates of incorporation. In addition, the shareholder rights plan was amended to include a tag-along right for the benefit of any holder (including certain holders of more than 2% acting together as a group) of 5% or more of the voting stock of the Company pursuant to which such holder (or group) will be entitled to participate pro rata, for the same amount and form of consideration and otherwise on substantially the same terms and conditions, in any transfer by any Significant Holders of capital stock of the Company of 20% or more of the voting stock of the Company.

      In connection with the Company's financial restructuring, the Company has terminated its 1995 Stock Option Plan. See Note 12, "Capital Stock and Stock Options" to the Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Additionally, a number of the Company's employees, including each of the Company's executive officers at the end of 2002 and all but one of the Company's Board of Directors have irrevocably canceled any and all rights that they had to exercise any and all stock options that were previously granted to such persons and agreed that all such options would be forfeited to the Company. These directors and employees held in the aggregate 2,190,030 of the stock options that were outstanding under the 1995 Stock Option Plan as of December 29, 2002. As a result of these voluntary forfeitures, only 545,445 stock options remain outstanding under the 1995 Stock Option Plan and these options have a weighted average exercise price of $9.23 per share. Although the 1995 Stock Option Plan has been terminated and no future issuances thereunder will be made, these remaining outstanding stock options will continue to be exercisable in accordance with their terms.

      The Company's Board of Directors adopted the 2003 Equity Incentive Plan (the "2003 Equity Plan") simultaneously with the completion of the Company's financial restructuring. The 2003 Equity Plan authorizes grants of stock options, stock appreciation rights (or "SARs"), restricted stock, deferred stock awards and performance awards (and dividend equivalent rights relating to options, SARs, deferred stock and performance awards), in the case of stock or option awards, for up to 19,870,873 shares, or 10.3%, of the Company's fully diluted Common Stock. Awards under the 2003 Equity Plan are to be made to key employees, directors and consultants as selected by the Board of Directors or the Compensation Committee. The duration of any option or SAR granted under the 2003 Equity Plan will not exceed ten years. Awards will generally vest 20% on each anniversary of the date of grant unless either the Board of Directors or Compensation Committee approves or a participant's employment agreement provides otherwise. Following a termination of employment, vested options and/or SARs must be exercised within 3 months (12 months in the case of death or disability), except that options and SARs terminate immediately upon a termination for cause as defined in the relevant participant's employment agreement, or as determined in the discretion of the Board of Directors or the Compensation Committee if no employment agreement exists. Any non-vested option, SARs or other awards issued under the 2003 Equity Plan will be forfeited upon any termination. The Board of Directors and Compensation Committee retain the discretion to extend the post-employment exercise period of an option or SAR and to accelerate vesting of awards under the 2003 Equity Plan.

      In connection with the financial restructuring, four executive officers, including the Company's chief executive officer and chief financial officer, entered into employment agreements with the Company. These employment agreements replaced the existing employment agreements with these executive officers. Each of these new employment agreements provides for an annual base salary approximately equal to the current base salary (subject to annual adjustment as determined by the Company's Compensation Committee), the right to earn annual bonuses ranging from a maximum of 60% of annual salary to 100% of annual salary (for the chief executive officer) and, subject to shareholder approval of the 2003 Equity Plan, options under that plan as described below. Each of these executive officers had previously surrendered all options awarded to them under existing option plans. Each employment agreement is for an initial term of two years, with automatic one-year extensions thereafter unless either party provides written notice of termination at least three months prior to any scheduled expiration date. Each employment agreement provides severance payment equal to one year's salary (two years' salary for the chief financial officer) and a pro-rated portion of any earned bonus following termination of employment by the Company without cause. In addition, certain of these executive officers, other than the chief financial officer, would be entitled to additional severance of up to one year's salary if in the first year following the financial restructuring the Company is acquired at a price per share below a specified threshold.

      Subject to shareholder approval of the 2003 Equity Plan at the Company's 2003 Annual Meeting, the Board of Directors has approved the granting of stock options for 12,585,000 shares, representing 6.5% of the Company's fully diluted Common Stock, to these executive officers. Of these initial grants, 8,700,000 options have an exercise price of $0.3121 per share, and the other 3,885,000 options in these initial grants have an exercise price of $0.4681 per share. The initial stock option grants to these officers vest monthly at an annual rate of 25% and each will have 12 months following the termination of his employment (other than for cause) to exercise vested stock options held as of the termination date. The exercise price of a portion of these options is based on an aggregate stated equity value of the Company of $60.0 million and for the remaining options the exercise price is based on an aggregate stated equity value of $90.0 million. The exercise price for these stock options is not necessarily indicative of fair value. Following these initial grants, options for 7,285,873 shares, or 3.8%, of the Company's fully diluted Common Stock will remain authorized for issuance under the 2003 Equity Plan and will be reserved for future grants. For any grants within six months after the date any existing options are cancelled, the Company will be required to apply variable accounting to such new options which may result in non-cash compensation expense in future periods.

PRO FORMA FINANCIAL INFORMATION

      Because of the significance of the financial restructuring transactions discussed above on the Company's financial position, the Company has included certain pro forma financial information to highlight the impact of such transactions. The following pro forma consolidated financial data as of December 29, 2002 has been derived from the application of pro forma adjustments to the Company's historical consolidated financial statements. The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have actually been reported had the financial restructuring transactions occurred as of December 29, 2002, nor is it indicative of the Company's future financial position.

      The pro forma condensed consolidated balance sheet as of December 29, 2002 gives effect to the Exchange Transaction and the Senior Debt Restructuring as if each had occurred on the date of the consolidated balance sheet.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                DECEMBER 29, 2002
                                 (IN THOUSANDS)

                                                                                   PRO FORMA
                                                                 HISTORICAL        ADJUSTMENTS                 PRO FORMA
                                                                 ----------        -----------                 ---------
ASSETS
Cash and cash equivalents                                        $  22,623         $  (14,795)(1)             $    1,575
                                                                                       (3,153)(2)
                                                                                       (3,100)(4)
Other current assets                                                 80,118                                       80,118
Recoverable income taxes                                             25,476                                       25,476
                                                                  ---------         ---------                  ---------
      Total current assets                                          128,217           (21,048)                   107,169
Noncurrent assets                                                   119,189              (642)(3)                118,547
                                                                  ---------         ---------                  ---------
      Total assets                                                $ 247,406         $ (21,690)                 $ 225,716
                                                                  =========         =========                  =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current portion of long-term debt                                 $  38,633         $ (13,685)(1)              $  24,948
Other current liabilities                                            72,090            (1,100)(4)                 70,990
                                                                  ---------         ---------                  ---------
      Total current liabilities                                     110,723           (14,785)                    95,938
  Long-term debt -
    Convertible, subordinated notes                                 115,000          (109,661)(2)                  5,339
    Revolving credit facility                                        65,015            (1,110)(1)                 63,905
  Other long-term liabilities                                         9,016              (439)(1)                  8,577
                                                                  ---------         ---------                  ---------
      Total liabilities                                             299,754          (125,995)                   173,759
Total shareholders' equity (deficit)                                (52,348)          104,305(1,2,3,4)            51,957
                                                                  ---------         ---------                  ---------
      Total liabilities and shareholders' equity (deficit)        $ 247,406         $ (21,690)                 $ 225,716
                                                                  =========         =========                  =========

(1) Adjustments to reflect cash paid to existing senior lenders which includes $13,685 of principal debt repayments and $1,110 of fees paid in connection with the completion of the Credit Facility, as amended, and cancellation of equity appreciation rights resulting in a reduction in accrued liabilities of $439.

(2) Adjustments to reflect payments to participating holders of the 5.75% Notes and exchange of $109,661 of such notes for newly issued shares of the Company's Common and Series B Preferred Stock. The equity issued in exchange for the 5.75% Notes is recorded at estimated fair value.

(3) Adjustments to reflect the write-off of deferred debt issuance costs of $642 associated with the 5.75% Notes exchanged for equity.

(4) Adjustment to record estimated professional fees incurred and paid in connection with the comprehensive financial restructuring including $1,100 which had been accrued in the Company's historical balance sheet at December 29, 2002.

ACCOUNTING FOR FINANCIAL RESTRUCTURING TRANSACTIONS

      Upon consummation of the Exchange Transaction, the Company will record the issuance of its equity securities in exchange for outstanding 5.75% Notes at the fair value of the newly issued equity securities, with the excess of the debt carrying value over the fair value of equity securities recorded as a gain. The forgiveness of $10.3 million in Senior Debt will reduce future interest expense over the term of the amended Credit Facility and the $1.1 million of fees paid to the senior lenders will be reflected as a reduction in the principal balances outstanding as required under accounting for troubled debt restructuring. The Company will determine and record the fair value, if any, of the warrants issued in connection with the Senior Debt Restructuring as additional shareholders' equity with a corresponding reduction in the outstanding Senior Debt, with such amount recognized as a component of interest expense over the term of the Senior Debt. The Company will complete the determination of fair value and the accounting adjustments required as a result of the Exchange Transaction and the Senior Debt Restructuring in the second quarter of fiscal 2003. The net gain from debt restructuring will be classified as a component of income from operations in accordance with the recently issued SFAS No. 145.

MANAGEMENT'S PLANS FOR LIQUIDITY AND DEBT COMPLIANCE

      The Company experienced declining revenue and significant operating losses in 2001 and 2002. In response to the declining operating performance, the Company undertook several initiatives beginning in 2001 including the following:

      - Execution of the Exchange Transaction and the Senior Debt Restructuring discussed above, which has resulted in the Company using substantially all of its cash on hand (after payment of transaction expenses) to repay approximately $38.0 million of its outstanding credit facility and elimination of an additional
            $120.0 million of its outstanding indebtedness, which will result in a substantial reduction in prospective annual interest expense;

      - Filing for and receiving substantial income tax refunds by carrying back current period tax losses to recover income taxes previously paid, with a substantial portion of such refunds used to reduce outstanding indebtedness;

      - Restructuring actions including the reduction of approximately 17.5% (26% in 2001) of the permanent workforce during 2002 and rationalization of office space;

      - Reduction in accounts receivable with resulting cash flow used to reduce outstanding indebtedness; and

      - Plans for further office space rationalization to reduce operating costs and improve efficiency in 2003.

      The Company's ability to continue operating is largely dependent upon its ability to maintain compliance with the financial covenants of the Credit Facility. The financial covenants include a cumulative monthly EBITDA requirement (as defined) commencing with April 2003 and an interest and funded indebtedness coverage ratio. These covenants require the Company to generate EBITDA, as defined, in the aggregate amount of $5.9 million from April through December 2003; this compares to $12.2 million of EBITDA, as defined, actually reported for April through December 2002. Based on the Company's fiscal 2003 and 2004 projections, which reflect declining demand for the Company's services, offset by reductions in costs associated with the reduced revenues and resulting from personnel and office space rationalization, management believes the Company will be able to maintain compliance with the financial covenants for the remaining term of the Credit Facility. The Company also believes that the operating trends in the first quarter of 2003 support the key assumptions in its 2003 and 2004 operating plans. However, there can be no assurance that the economy or the Company will perform as expected or that further economic declines will not adversely impact the Company's ability to comply with the financial covenants. If the Company does violate future covenants, it would seek waivers and amendments from its lenders, but can give no assurance that any such waivers and amendments would be available at all or on acceptable terms. If the Company were unable to obtain a waiver of future covenant violations, the lenders would be entitled to require immediate repayment of all amounts outstanding under the Credit Facility. An acceleration of outstanding amounts under the Credit Facility would also cause a default under, and permit acceleration of, the Company's remaining 5.75% Convertible Subordinated Notes. In the event of one or more such defaults, the Company's ongoing viability would be seriously threatened, and it would be forced to evaluate a number of strategic alternatives, including a further debt restructuring or other reorganization, the closure of certain operating locations or the sale of certain or all of its assets in order to continue to fund its operations. In the current economic environment, management believes that any such sale of assets would be at depressed prices that could be significantly lower than the net book value of assets sold and may not be sufficient to satisfy the Company's liabilities.

      The Company's Common Stock has traded since November 2002 on the Over the Counter Bulletin Board (the "OTC Bulletin Board") following notification by the New York Stock Exchange (the "NYSE") of its intent to seek the removal of the Common Stock from the NYSE list. Following an unsuccessful appeal of the NYSE's decision pursuant to NYSE rules, the Common Stock was delisted by the NYSE in February 2003. The restructuring agreement for the Company's recently completed financial restructuring contemplates that the Company will use its best efforts to procure a new stock exchange listing for the shares of Common Stock issued in the restructuring (or to be issued upon the conversion of the Series B Preferred Stock), but in the meantime the Company expects that the Common Stock will continue to trade on the OTC Bulletin Board.

      As a result of the financial restructuring recently completed by the Company, the aggregate outstanding principal amount of the 5.75% Notes was reduced to approximately $5.3 million. As of April 14, 2003, the Company believes it is in compliance with the indenture related to the 5.75% Notes. Failure to maintain or effect the listing of the Common Stock on a national securities exchange or an established automated over-the-counter trading market in the United States would constitute a repurchase event under the 5.75% Notes and entitle each remaining noteholder to demand repayment of its Notes in full. In the event that the Company is unable to repay any noteholder who makes such a demand following a repurchase event and also unable to obtain waivers of such repurchase event from each affected noteholder, events of default could occur under the 5.75% Notes and the Credit Facility and the noteholders could demand repayment of their respective debt obligations in full. Additionally, in the event that the noteholders accelerated the payment of the debt obligations evidenced by the remaining outstanding Notes, the Credit Facility lenders could demand repayment of the Credit Facility in full.

CONTRACTUAL AND COMMERCIAL COMMITMENTS

      The following table summarizes contractual obligations and commercial commitments at December 29, 2002 after reflecting the effects of the financial restructuring completed in April 2003 as if the restructuring had been completed on December 29, 2002:

                                                                 PAYMENTS DUE BY PERIOD
                                                      --------------------------------------------
CONTRACTUAL OBLIGATIONS                    TOTAL      LESS THAN 1 YEAR   1-3 YEARS       4-9 YEARS
-----------------------                    -----      ----------------   ---------       ---------
Short- and long-term debt                 $ 94,192        $ 24,948        $ 69,244        $     --
Operating leases                            25,939           8,667          14,621           2,651
                                          --------        --------        --------        --------
Total contractual cash obligations        $120,131        $ 33,615        $ 83,865        $  2,651
                                          ========        ========        ========        ========

                                                            COMMITMENT EXPIRATION PER PERIOD
                              TOTAL AMOUNT      -----------------------------------------------------
OTHER COMMERCIAL COMMITMENTS   COMMITTED        LESS THAN 1 YEAR         1-3 YEARS            4-9 YEARS
----------------------------   ---------        ----------------         ---------            ---------
Letters of credit               $9,002               $   --               $9,002               $   --

MARKET RISK DISCLOSURES

      The Company's outstanding debt under its revolving credit facility at February 28, 2003 was $103.0 million. Interest on borrowings under that facility was based on the prime rate plus a variable margin. Based on the outstanding balance at February 28, 2003, a change of 1% in the interest rate would cause a change in interest expense of approximately $1.0 million on an annual basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The Company's analysis and discussion of its financial condition and results of operations are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates include the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The Company evaluates these estimates and assumptions on an ongoing basis, including but not limited to those related to the recoverability of goodwill, collectibility of accounts receivable, useful lives of property and equipment, reserves against permanent placement revenues, workers' compensation costs, restructuring and rationalization reserves and realization of deferred tax assets. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from these estimates.

      The Company believes the following accounting policies are critical to its business operations and the understanding of its results of operations and include the more significant judgments and estimates used in the preparation of its consolidated financial statements.

RECOVERABILITY OF GOODWILL

      Effective at the beginning of 2002, the Company adopted SFAS 142, which provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested at least annually for impairment. Assumptions and estimates used in the determination of the recoverability of goodwill, such as future cash flows, operating margins, growth rates and discount rates may affect the carrying value of goodwill, and possible impairment expense in the Company's consolidated financial statements.

COLLECTIBILITY OF ACCOUNTS RECEIVABLE

      The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make required payments. Additional allowances may be required if the financial condition of the economy or the Company's customers deteriorates.

USEFUL LIVES OF PROPERTY AND EQUIPMENT

      The Company records depreciation based on estimated useful lives of the property and equipment. If the Company determines that an asset has a shorter useful life than originally estimated, additional expense may be required.

RESERVES AGAINST PERMANENT PLACEMENT REVENUES

      In the Company's permanent placement businesses, the Company recognizes revenue when employment candidates accept offers of permanent employment. Allowances are established, based on historical data, to estimate losses due to placed candidates not remaining employed through the Company's guarantee period, typically 90 days or less. Additional allowances may be required if a greater percentage of candidates do not fulfill the guarantee period than historical rates reflect.

WORKERS' COMPENSATION COSTS

      The Company maintains a self-insurance program for workers' compensation and accrues liabilities under that program based on the loss and loss adjustment expenses as estimated by an outside administrator. If actual claims experience deteriorates from historical experience, additional expense may be required.

RESTRUCTURING AND RATIONALIZATION RESERVES

      The Company records restructuring and rationalization reserves as a result of its workforce reduction program and cost reduction initiatives which resulted in closing and consolidating certain offices. The reserve primarily relates to lease abandonment and termination costs that have been reduced by the amount of subleases expected to be collected. The Company uses current market information to estimate sublease income. If the sublease income is less than estimated, additional reserves may be required.

INCOME TAX ASSETS AND LIABILITIES

      The Company records an income tax valuation allowance when it is no longer more likely than not that its certain deferred tax assets, net of operating losses and capital loss carryforwards, will be realized. These deferred tax items represent expenses recognized for financial reporting purposes, which will result in tax deductions over varying future periods. Certain judgments, assumptions and estimates may affect the carrying value of the deferred tax assets such as estimates of future taxable income, availability of capital gains in future periods, timing or amount of future reversals of existing deferred tax liabilities, and other tax planning strategies that may be available to the Company.

      The Company records an estimated tax liability or tax benefit for income and other taxes based on what it determines will likely be paid in the various tax jurisdictions in which it operates. Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent upon various matters, including resolution of tax audits, and may differ from amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount.

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities" which nullifies Emerging Issues Task Force Issue No. 94-3 ("Issue 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that adoption of this statement will have a material impact on the Company's results of operations, financial position or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Personnel Group of America, Inc.:

In our opinion, the accompanying consolidated balance sheets, together with the pro forma consolidated balance sheet data as of December 29, 2002, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Personnel Group of America, Inc. and subsidiaries (collectively, the "Company") at December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, on April 14, 2003 the Company completed a comprehensive financial restructuring. The pro forma consolidated balance sheet data reflects the impact of the financial restructuring on the Company's financial condition at December 29, 2002 had the financial restructuring been completed on that date.

As disclosed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and indefinite-lived intangible assets as of December 31, 2001.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
April 14, 2003

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS -- DECEMBER 29, 2002 AND DECEMBER 30, 2001
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             DECEMBER 29, 2002             DECEMBER 30,
                                                                        ---------------------------         ---------
                                                                        PRO FORMA        HISTORICAL           2001
                                                                        ---------         ---------         ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                             $   1,575         $  22,623         $  17,557
  Accounts receivable, net of allowance for doubtful accounts of
     $2,956 and $2,451 in 2002 and 2001, respectively                      76,178            76,178            87,088
  Prepaid expenses and other current assets                                 3,940             3,940             7,975
  Recoverable income taxes                                                 25,476            25,476            10,005
  Deferred income taxes                                                        --                --            11,896
                                                                        ---------         ---------         ---------
      Total current assets                                                107,169           128,217           134,521
Property and equipment, net                                                13,240            13,240            18,061
Goodwill                                                                  103,532           103,532           478,162
Other assets                                                                1,775             2,417             3,379
                                                                        ---------         ---------         ---------
      Total assets                                                      $ 225,716         $ 247,406         $ 634,123
                                                                        =========         =========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Current portion of long-term debt                                     $  24,948         $  38,633         $     882
  Accounts payable                                                          9,887             9,887             9,598
  Accrued wages, benefits and other                                        61,103            62,203            51,800
                                                                        ---------         ---------         ---------
      Total current liabilities                                            95,938           110,723            62,280
  Long-term debt -
    Convertible, subordinated notes                                         5,339           115,000           115,000
    Revolving credit facility                                              63,905            65,015           119,000
  Other long-term liabilities                                               8,577             9,016            39,750
                                                                        ---------         ---------         ---------
      Total liabilities                                                   173,759           299,754           336,030
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.01 par value; shares authorized 5,000;
    no shares issued and outstanding                                           10                --                --
  Common stock, $.01 par value; shares authorized 95,000;
    33,065 shares issued and outstanding                                      540               331               331
  Additional paid-in capital                                              337,227           315,404           316,694
  Retained earnings (accumulated deficit)                                (242,281)         (324,544)           25,983
  Less common stock held in treasury at cost -
    6,184 shares at December 29, 2002 and 6,371 shares
    at December 30, 2001                                                  (43,539)          (43,539)          (44,915)
                                                                        ---------         ---------         ---------
      Total shareholders' equity (deficit)                                 51,957           (52,348)          298,093
                                                                        ---------         ---------         ---------
      Total liabilities and shareholders' equity (deficit)              $ 225,716         $ 247,406         $ 634,123
                                                                        =========         =========         =========

      The accompanying notes are an integral part of these balance sheets.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
 FOR THE YEARS ENDED DECEMBER 29, 2002, DECEMBER 30, 2001 AND DECEMBER 31, 2000
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           2002              2001              2000
                                                                         ---------         ---------         ---------
REVENUES                                                                 $ 557,748         $ 732,327         $ 881,992
DIRECT COSTS OF SERVICES                                                   427,947           540,659           631,442
                                                                         ---------         ---------         ---------
GROSS PROFIT                                                               129,801           191,668           250,550
OPERATING EXPENSES:
  Selling, general and administrative                                      114,590           152,928           185,743
  Depreciation and amortization                                              7,124            23,913            24,915
  Goodwill impairment                                                       89,935            56,779            11,021
  Restructuring and rationalization charges                                  8,278            16,134             1,960
                                                                         ---------         ---------         ---------
OPERATING INCOME (LOSS)                                                    (90,126)          (58,086)           26,911
INTEREST EXPENSE                                                            17,301            18,278            20,108
                                                                         ---------         ---------         ---------
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                          (107,427)          (76,364)            6,803
PROVISION (BENEFIT) FOR INCOME TAXES                                           603            (9,686)            8,978
                                                                         ---------         ---------         ---------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE           (108,030)          (66,678)           (2,175)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAXES         (242,497)               --                --
                                                                         ---------         ---------         ---------
NET LOSS                                                                 $(350,527)        $ (66,678)        $  (2,175)
                                                                         =========         =========         =========
BASIC AND DILUTED EARNINGS PER COMMON SHARE:
  Loss before cumulative effect of change in accounting principle        $   (4.04)        $   (2.52)        $   (0.09)
  Cumulative effect of change in accounting principle                        (9.06)               --                --
                                                                         ---------         ---------         ---------
  Net loss                                                               $  (13.10)        $   (2.52)        $   (0.09)
                                                                         =========         =========         =========
WEIGHTED AVERAGE BASIC AND DILUTED SHARES OUTSTANDING                       26,756            26,503            25,090

        The accompanying notes are an integral part of these statements.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
 FOR THE YEARS ENDED DECEMBER 29, 2002, DECEMBER 30, 2001 AND DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                      RETAINED                  COMMON
                                                                         ADDITIONAL   EARNINGS                  STOCK
                                                         COMMON STOCK      PAID-IN  (ACCUMULATED   DEFERRED    HELD IN
                                                        SHARES   AMOUNT   CAPITAL     DEFICIT)   COMPENSATION  TREASURY    TOTAL
                                                        ------   ------  ---------    ---------   ---------   ---------  ---------
BALANCE, JANUARY 2, 2000                                33,065   $  331  $ 330,237    $  94,836   $     (61)  $(55,500)  $ 369,843

        Stock issued for acquisitions                       --       --     (6,520)          --          --     11,588       5,068
        Repurchases of common stock                         --       --         --           --          --    (10,584)    (10,584)
        Stock issued for employee stock purchase plan
               and exercises of stock options               --       --     (3,807)          --          --      5,893       2,086
        Amortization of deferred compensation               --       --         --           --          61         --          61
        Net loss                                            --       --         --       (2,175)         --         --      (2,175)
                                                        ------   ------  ---------    ---------   ---------   --------   ---------
BALANCE, DECEMBER 31, 2000                              33,065      331    319,910       92,661          --    (48,603)    364,299
                                                        ------   ------  ---------    ---------   ---------   --------   ---------
        Stock issued for employee stock purchase plan       --       --     (3,216)          --          --      3,688         472
        Net loss                                            --       --         --      (66,678)         --         --     (66,678)
                                                        ------   ------  ---------    ---------   ---------   --------   ---------
BALANCE, DECEMBER 30, 2001                              33,065      331    316,694       25,983          --    (44,915)    298,093
                                                        ------   ------  ---------    ---------   ---------   --------   ---------
        Stock issued for employee stock purchase plan       --       --     (1,290)          --          --      1,376          86
        Net loss                                            --       --         --     (350,527)         --         --    (350,527)
                                                        ------   ------  ---------    ---------   ---------   --------   ---------
BALANCE, DECEMBER 29, 2002                              33,065   $  331  $ 315,404    $(324,544)  $      --   $(43,539)  $ (52,348)
                                                        ======   ======  =========    =========   =========   ========   =========


        The accompanying notes are an integral part of these statements.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 29, 2002, DECEMBER 30, 2001 AND DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                      2002              2001              2000
                                                                                    ---------         ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net loss                                                                     $(350,527)        $ (66,678)        $  (2,175)
       Adjustments to reconcile loss to net cash provided
                by operating activities:
       Depreciation and amortization                                                    7,124            23,913            24,915
       Cumulative effect of change in accounting principle, net of deferred
                tax benefit of $42,198                                                242,497                --                --
       Loss on abandonment and disposals                                                   --            10,743                --
       Goodwill impairment charge                                                      89,935            56,779            11,515
       Deferred income taxes on loss before cumulative effect of
                change in accounting principle, net (including $19,217 of income
                tax refunds received in 2002)                                          20,117            (2,479)            6,050
       Changes in assets and liabilities:
       Accounts receivable                                                             10,910            39,124            (1,324)
       Accounts payable and accrued liabilities                                        (1,260)           (8,690)           10,451
       Other, net                                                                       2,081             2,878              (493)
                                                                                    ---------         ---------         ---------
                Net cash provided by operating activities                              20,877            55,590            48,939
CASH FLOWS FROM INVESTING ACTIVITIES:
       Proceeds from sale of business                                                   3,825               372                --
       Acquisition-related payments                                                        --           (10,120)          (43,127)
       Purchase of property and equipment, net                                         (1,831)           (2,999)           (7,924)
                                                                                    ---------         ---------         ---------
                Net cash provided by (used in) investing activities                     1,994           (12,747)          (51,051)
CASH FLOWS FROM FINANCING ACTIVITIES:
       Repayments under credit facility                                               (44,000)          (53,000)          (51,500)
       Borrowings under credit facility                                                28,000            22,000            63,500
       Credit facility amendment fees                                                  (1,657)           (1,227)               --
       Repurchases of common stock                                                         --                --           (10,638)
       Repayments of other debt, net                                                     (234)              236              (855)
       Proceeds from employee stock purchase plan                                          86               472             2,086
                                                                                    ---------         ---------         ---------
                Net cash provided by (used in) financing activities                   (17,805)          (31,519)            2,593
                                                                                    ---------         ---------         ---------
Net increase in cash and cash equivalents                                               5,066            11,324               481
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         17,557             6,233             5,752
                                                                                    ---------         ---------         ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $  22,623         $  17,557         $   6,233
                                                                                    =========         =========         =========
SUPPLEMENTAL CASH FLOW INFORMATION:
       Cash payments during the year for --
                Income taxes                                                        $      24         $     518         $   5,497
                Interest                                                            $  15,194         $  15,942         $  18,588
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
       Accrued acquisition related earnout payments                                 $      --         $      --         $  11,458


        The accompanying notes are an integral part of these statements.

                PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. SUBSEQUENT EVENT - COMPREHENSIVE FINANCIAL RESTRUCTURING

      On April 14, 2003, Personnel Group of America, Inc. and its subsidiaries (collectively, the "Company") completed a comprehensive financial restructuring with its senior lenders and the holders of approximately $109,661 of its outstanding 5.75% Convertible Subordinated Notes due 2004 (the "5.75% Notes") in which it issued shares of the Company's Common Stock and Series B Preferred Stock to the participating noteholders in exchange for their 5.75% Notes (the "Exchange Transaction"). In the Exchange Transaction, which was privately negotiated, the Company exchanged newly issued equity with the participating noteholders and issued the following consideration for each $1 in principal amount of notes exchanged:

      -     $28.75 in cash (not in thousands);

      -     190.9560 shares of newly issued shares of the Company's Common
            Stock; and

      - 9.5242 shares of Series B Preferred Stock of the Company, each share of which will be convertible into 100 shares of Common Stock and will automatically convert into shares of Common Stock upon any amendment to the Company's charter increasing the authorized number of shares of Common Stock or effecting a reverse split of outstanding shares of Common Stock that increases the number of authorized but unissued shares. The Series B Preferred Stock will vote on all matters with the Common Stock as if converted, will have a liquidation preference of $.01 per share, and otherwise will have no greater rights or privileges than the Common Stock.

      In connection with the Exchange Transaction, the Company entered into an agreement with each of the former noteholders participating in the exchange to provide them with registration rights with respect to the shares of Common Stock issued in the exchange or acquired upon conversion of the Series B Preferred Stock.

      As a result of the Exchange Transaction, the participating noteholders in the aggregate were issued 20,940,425 shares of Common Stock and 1,044,433 shares of Series B Preferred Stock, which together represent approximately 82% of the Company's outstanding Common Stock (assuming for this purpose that all shares of the Series B Preferred Stock issued to the participating noteholders have been converted). The existing shareholders retained ownership of their outstanding 26,881,212 shares of Common Stock, which represent approximately 18% of the outstanding Common Stock (on the same, as-converted, basis). In connection with this ownership change, the Company also reconstituted its Board of Directors to provide for a seven-person Board and the designation of two representatives of the new major shareholders to serve as new Board members, together with the Company's Chief Executive Officer, one incumbent independent Board member who was designated by the Company with the consent of the participating noteholders and three independent Board members, two of whom are incumbents, who were designated by the participating noteholders (although these two incumbents have stated their intention not to stand for reelection at the upcoming 2003 Annual Meeting of Shareholders).

      In order to permit the closing of the Exchange Transaction contemplated in the financial restructuring and to provide for the terms on which the existing senior lenders would continue to finance the Company's working capital needs, the Company and its existing senior lenders also executed definitive loan agreements for the Credit Facility, which provided for certain further amendments and maturity date extensions to the revolving credit facility and eliminated the Equity Appreciation Right (the "EAR") held by the senior lenders (the "Senior Debt Restructuring"). The Senior Debt Restructuring provided for the forgiveness of indebtedness in the amount of $10,300. As a result of the Exchange Transaction and the Senior Debt Restructuring, the Company used substantially all of its cash on hand (after payment of transaction expenses) to repay approximately $37,985 of its outstanding credit facility and eliminated an additional $119,961 of its outstanding indebtedness, which will result in substantial reductions in the Company's interest expense in future periods. The Company does not anticipate that any material income tax liability will arise as a result of the forgiveness of debt in these financial restructuring transactions due to sufficient current period tax losses and net operating loss carryforwards available to offset any taxable income on the debt forgiveness.

      The Credit Facility provides for a $70,700 revolving line of credit due May 1, 2004 and is subject to certain maturity date extensions in six-month increments up through May 1, 2005. Availability of borrowings under the Credit Facility is subject to a borrowing base calculated as specified percentages of the Company's eligible accounts receivable (as defined) in the aggregate, and the Company had approximately $8,000 of availability thereunder as of the closing date. The Credit Facility contains customary covenants, including financial covenants that require monthly maintenance of cumulative monthly EBITDA levels (as defined in the amended agreement) commencing with April 2003 and an interest and funded indebtedness coverage ratio. The Credit Facility also contains restrictions on the payment of cash dividends on the Company's capital stock and places additional limitations on share repurchases, acquisitions and capital expenditures. Finally, in lieu of the EAR included as part of the revolving credit facility that was in effect in 2002 the Company has issued common stock purchase warrants to the lenders under the Credit Facility entitling them to purchase a total of 19,224,916 shares of Common Stock, or 10% of the outstanding Common Stock on a fully diluted basis. These warrants are exercisable in whole or part over a 10-year period and the exercise price thereunder is $0.3121 per share (which was based on a stated equity valuation for the Company of $60,000). The exercise price for these warrants is not necessarily indicative of fair value. Interest rates payable under the Credit Facility are set at prime plus 325 basis points through June 2003 with increases during each six-month period through May 1, 2005.

      In connection with the financial restructuring the Company agreed to seek shareholder approval at the 2003 Annual Meeting of Shareholders to amend and restate its certificate of incorporation. The proposed amendments to the certificate of incorporation include the following:

      - a reverse stock split of the Company's Common Stock at a one-for-twenty-five ratio;

      - elimination of provisions that separate the Board of Directors into three classes and that prohibit action by consent of shareholders without a meeting;

      - an election by the Company not to be governed by Section 203 of the Delaware General Corporation Law, which restricts the ability of the Company to engage, directly or indirectly, in a business combination transaction with a holder of 15% or more of its voting stock;

      - addition of provisions requiring a supermajority vote of the Board of Directors or shareholders to adopt changes to the certificate of incorporation or bylaws; and

      - addition of a provision to protect minority shareholders in connection with certain transactions with a shareholder that beneficially owns 20% or more of the shares of the Company's capital stock that are entitled to vote on matters submitted to a vote of the shareholders.

Each of the noteholders that participated in the exchange have agreed to vote their shares of Common Stock and Series B Preferred Stock in favor of these proposals. The Company has agreed that pending shareholder approval of the amended and restated certificate of incorporation, it will comply with the proposed provision to protect minority shareholders described above.

      In connection with the financial restructuring, the Company amended and restated the shareholder rights agreement that governs the terms of preferred share purchase rights that currently accompany the Common Stock. The amendments include, among other things, exemptions preventing the following from triggering separation of the rights from the Common Stock: (i) beneficial ownership of capital stock by the participating noteholders acquired in the financial restructuring; (ii) beneficial ownership by any Significant Holder of capital stock of the Issuer acquired in accordance with the amended and restated certificate of incorporation; and (iii) beneficial ownership by any third party of capital stock of the Issuer acquired in a transfer from a Significant Holder pursuant to a transaction that complies with the amended and restated certificates of incorporation. In addition, the shareholder rights plan was amended to include a tag-along right for the benefit of any holder (including certain holders of more than 2% acting together as a group) of 5% or more of the voting stock of the Company pursuant to which such holder (or group) will be entitled to participate pro rata, for the same amount and form of consideration and otherwise on substantially the same terms and conditions, in any transfer by any Significant Holders of capital stock of the Company of 20% or more of the voting stock of the Company.

      In connection with the Company's financial restructuring, the Company has terminated its 1995 Stock Option Plan. See Note 12, "Capital Stock and Stock Options" to the Audited Consolidated Financial Statements appearing elsewhere in this Annual Report. Additionally, a number of the Company's employees, including each of the Company's executive officers at the end of 2002 and all but one of the Company's Board of Directors have irrevocably cancelled any and all rights that they had to exercise any and all stock options that were previously granted to such employees and agreed that all such options would be forfeited to the Company. These directors and employees held in the aggregate 2,190,030 of the stock options that were outstanding under the 1995 Stock Option Plan as of December 29, 2002. As a result of these voluntary forfeitures, only 545,445 stock options remain outstanding under the 1995 Stock Option Plan and these options have a weighted average exercise price of $9.23 per share. Although the 1995 Stock Option Plan has been terminated and no future issuances there under will be made, these remaining outstanding stock options will continue to be exercisable in accordance with their terms.

      The Company's Board of Directors adopted the 2003 Equity Incentive Plan (the "2003 Equity Plan") simultaneously with the completion of the Company's financial restructuring. The 2003 Equity Plan authorizes grants of stock options, stock appreciation rights (or "SARs"), restricted stock, deferred stock awards and performance awards (and dividend equivalent rights relating to options, SARs, deferred stock and performance awards), in the case of stock or option awards, for up to 19,870,873 shares, or 10.3%, of the Company's fully diluted Common Stock. Awards under the 2003 Equity Plan are to be made to key employees, directors and consultants as selected by the Board of Directors or the Compensation Committee. The duration of any option or SAR granted under the 2003 Equity Plan will not exceed ten years. Awards will generally vest 20% on each anniversary of the date of grant unless either the Board of Directors or Compensation Committee approves or a participant's employment agreement provides otherwise. Following a termination of employment, vested options and/or SARs must be exercised within 3 months (12 months in the case of death or disability), except that options and SARs terminate immediately upon a termination for cause as defined in the relevant participant's employment agreement, or as determined in the discretion of the Board of Directors or the Compensation Committee if no employment agreement exists. Any non-vested option, SARs or other awards issued under the 2003 Equity Plan will be forfeited upon any termination. The Board of Directors and Compensation Committee retain the discretion to extend the post-employment exercise period of an option or SAR and to accelerate vesting of awards under the 2003 Equity Plan.

      Subject to stockholder approval of the 2003 Equity Plan at the Company's 2003 Annual Meeting, the Board of Directors has approved the granting of stock options for 12,585,000 shares, representing 6.5% of the Company's fully diluted Common Stock, to these executive officers. Of these initial grants, 8,700,000 options have an exercise price of $0.3121 per share, and the other 3,885,000 options in these initial grants have an exercise price of $0.4681 per share. The initial stock option grants to these officers vest monthly at an annual rate of 25% and each will have 12 months following the termination of his employment (other than for cause) to exercise vested stock options held as of the termination date. The exercise price of a portion of these options is based on an aggregate stated equity value of the Company of $60,000 and for the remaining options the exercise price is based on an aggregate stated equity value of $90,000. The exercise price for these stock options is not necessarily indicative of fair value. Following these initial grants, options for 7,285,873 shares, or 3.8%, of the Company's fully diluted Common Stock will remain authorized for issuance under the 2003 Equity Plan and will be reserved for future grants. For any grants within six months after the date any existing options are cancelled, the Company will be required to apply variable accounting to such new options which may result in non-cash compensation expense in future periods.

PRO FORMA FINANCIAL INFORMATION

      Because of the significance of the financial restructuring transactions discussed above on the Company's financial position, the Company has included certain pro forma financial information to highlight the impact of such transactions. The following pro forma consolidated financial data as of December 29, 2002 has been derived from the application of pro forma adjustments to the Company's historical consolidated financial statements. The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have actually been reported had the financial restructuring transactions occurred as of December 29, 2002, nor is it indicative of the Company's future financial position.

      The pro forma condensed consolidated balance sheet as of December 29, 2002 gives effect to the Exchange Transaction and the Senior Debt Restructuring as if each had occurred on the date of the consolidated balance sheet.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                DECEMBER 29, 2002
                                 (IN THOUSANDS)


                                                                                    PRO FORMA
                                                                 HISTORICAL         ADJUSTMENTS                PRO FORMA
                                                                 ----------         -----------                ---------
ASSETS
Cash and cash equivalents                                         $  22,623         $ (14,795)(1)              $   1,575
                                                                                       (3,153)(2)
                                                                                       (3,100)(4)
Other current assets                                                 80,118                                       80,118
Recoverable income taxes                                             25,476                                       25,476
                                                                  ---------         ---------                  ---------
      Total current assets                                          128,217           (21,048)                   107,169
Noncurrent assets                                                   119,189              (642)(3)                118,547
                                                                  ---------         ---------                  ---------
      Total assets                                                $ 247,406         $ (21,690)                 $ 225,716
                                                                  =========         =========                  =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current portion of long-term debt                                 $  38,633         $ (13,685)(1)              $  24,948
Other current liabilities                                            72,090            (1,100)(4)                 70,990
                                                                  ---------         ---------                  ---------
      Total current liabilities                                     110,723           (14,785)                    95,938
  Long-term debt -
    Convertible, subordinated notes                                 115,000          (109,661)(2)                  5,339
    Revolving credit facility                                        65,015            (1,110)(1)                 63,905
  Other long-term liabilities                                         9,016              (439)(1)                  8,577
                                                                  ---------         ---------                  ---------
      Total liabilities                                             299,754          (125,995)                   173,759
Total shareholders' equity (deficit)                                (52,348)          104,305(1,2,3,4)            51,957
                                                                  ---------         ---------                  ---------
      Total liabilities and shareholders' equity (deficit)        $ 247,406         $ (21,690)                 $ 225,716
                                                                  =========         =========                  =========

(1) Adjustments to reflect cash paid to existing senior lenders which includes $13,685 of principal debt repayments and $1,110 of fees paid in connection with the completion of the Credit Facility, as amended, and cancellation of equity appreciation rights resulting in a reduction in accrued liabilities of $439.

(2) Adjustments to reflect payments to participating holders of the 5.75% Notes and exchange of $109,661 of such notes for newly issued shares of the Company's Common and Series B Preferred Stock. The equity issued in exchange for the 5.75% Notes is recorded at estimated fair value.

(3) Adjustments to reflect the write-off of deferred debt issuance costs of $642 associated with the 5.75% Notes exchanged for equity.

(4) Adjustment to record estimated professional fees incurred and paid in connection with the comprehensive financial restructuring including $1,100 which had been accrued in the Company's historical balance sheet at December 29, 2002.

ACCOUNTING FOR FINANCIAL RESTRUCTURING TRANSACTIONS

      Upon consummation of the Exchange Transaction, the Company will record the issuance of its equity securities in exchange for outstanding 5.75% Notes at the fair value of the newly issued equity securities, with the excess of the debt carrying value over the fair value of equity securities recorded as a gain. The forgiveness of $10,300 in Senior Debt will reduce future interest expense over the term of the amended Credit Facility and the $1,110 of fees paid to the senior lenders will be reflected as a reduction in the principal balances outstanding as required under accounting for troubled debt restructuring. The Company will determine and record the fair value, if any, of the warrants issued in connection with the Senior Debt Restructuring as additional shareholders' equity with a corresponding reduction in the outstanding Senior Debt, with such amount recognized as a component of interest expense over the term of the Senior Debt. The Company will complete the determination of fair value and the accounting adjustments required as a result of the Exchange Transaction and the Senior Debt Restructuring in the second quarter of fiscal 2003. The net gain from debt restructuring will be classified as a component of income from operations in accordance with the recently issued SFAS No. 145.

MANAGEMENT'S PLANS FOR LIQUIDITY AND DEBT COMPLIANCE

      The Company experienced declining revenue and significant operating losses in 2001 and 2002. In response to the declining operating performance, the Company undertook several initiatives beginning in 2001 including the following:

      - Execution of the Exchange Transaction and the Senior Debt Restructuring discussed above, which has resulted in the Company using substantially all of its cash on hand (after payment of transaction expenses) to repay approximately $37,985 of its outstanding credit facility and elimination of an additional $119,961 of its outstanding indebtedness, which will result in a substantial reduction in prospective annual interest expense;

      - Filing for and receiving substantial income tax refunds by carrying back current period tax losses to recover income taxes previously paid, with a substantial portion of such refunds used to reduce outstanding indebtedness;

      - Restructuring actions including the reduction of approximately 17.5% (26% in 2001) of the permanent workforce during 2002 and rationalization of office space;

      - Reduction in accounts receivable with resulting cash flow used to reduce outstanding indebtedness; and

      - Plans for further office space rationalization to reduce operating costs and improve efficiency in 2003.

      The Company's ability to continue operating is largely dependent upon its ability to maintain compliance with the financial covenants of the Credit Facility. The financial covenants include a cumulative monthly EBITDA requirement (as defined) commencing with April 2003 and an interest and funded indebtedness coverage ratio. These covenants require the Company to generate EBITDA, as defined, in the aggregate amount of $5,946 from April through December 2003; this compares to $12,157 of EBITDA, as defined, actually reported for April through December 2002. Based on the Company's fiscal 2003 and 2004 projections, which reflect declining demand for the Company's services, offset by reductions in costs associated with the reduced revenues and resulting from personnel and office space rationalization, management believes the Company will be able to maintain compliance with the financial covenants for the remaining term of the Credit Facility. The Company also believes that the operating trends in the first quarter of 2003 support the key assumptions in its 2003 and 2004 operating plans. However, there can be no assurance that the economy or the Company will perform as expected or that further economic declines will not adversely impact the Company's ability to comply with the financial covenants. If the Company does violate future covenants, it would seek waivers and amendments from its lenders, but can give no assurance that any such waivers and amendments would be available at all or on acceptable terms. If the Company were unable to obtain a waiver of future covenant violations, the lenders would be entitled to require immediate repayment of all amounts outstanding under the Credit Facility. An acceleration of outstanding amounts under the Credit Facility would also cause a default under, and permit acceleration of, the Company's remaining 5.75% Convertible Subordinated Notes. In the event of one or more such defaults, the Company's ongoing viability would be seriously threatened, and it would be forced to evaluate a number of strategic alternatives, including a further debt restructuring or other reorganization, the closure of certain operating locations or the sale of certain or all of its assets in order to continue to fund its operations. In the current economic environment, management believes that any such sale of assets would be at depressed prices that could be significantly lower than the net book value of assets sold and may not be sufficient to satisfy the Company's liabilities.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


BASIS OF PRESENTATION

      The consolidated financial statements include the accounts of Personnel Group of America, Inc. and its subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts in prior years have been reclassified to conform to the 2002 presentation.

      The Company's fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 are referred to in these financial statements as years 2002, 2001 and 2000, respectively.

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

      The Company recognizes revenue at the time its services are performed. Substantially all revenues of the Company are derived from or generated in connection with the sale of staffing and consulting services. Permanent placement revenues are recognized when employment candidates accept offers of permanent employment. Allowances are established, based upon historical data, to estimate losses due to placed candidates not remaining employed through the Company's guarantee period, typically 90 days or less.

CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

PROPERTY AND EQUIPMENT

      Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Computer software costs consist of costs to purchase and develop software. The Company capitalizes internally developed software costs in accordance with SOP 98-1, whereby the costs are capitalized only after it is probable that the project will be completed and the software will be used for the function intended. The majority of capitalized software costs are depreciated on a straight-line basis over a period of six years. Leasehold improvements are stated at cost and amortized over the shorter of the lease term or the useful life of the improvements.

GOODWILL AND OTHER INTANGIBLE ASSETS

      The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), at the beginning of 2002. Goodwill, which was previously amortized on a straight-line basis over the periods benefited, is no longer being amortized to earnings, but instead is subject to testing for impairment at least annually based on the fair value of these assets compared to their carrying value. Intangible assets determined to have definite lives are amortized over their remaining useful lives.

      The Company's businesses have been acquired from unrelated third parties for cash and other consideration and have been accounted for using the purchase method of accounting. The assets and liabilities of the entities acquired were recorded at their estimated fair values at the dates of the acquisitions. Goodwill has been recorded at historical cost. Other intangible assets consist mainly of covenants not to compete.

      Certain of the Company's acquisitions provided for additional purchase price consideration upon attainment of certain specified targets for various periods after closing of the acquisition. The Company paid $10,120 and $36,555 (of which $2,483 was paid by the issuance of 784,437 shares of Common Stock in 2000) in contingent consideration in 2001 and 2000, respectively. The Company completed, in 2001, its obligation to make additional earn-out payments on the acquired businesses. All consideration was recorded as additional purchase price when earned and increased the amount of goodwill.

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

STOCK OPTIONS

      The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not currently recognize compensation expense for its stock-based awards to employees in the Consolidated Statements of Operations.

      Pursuant to the requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the following disclosures are presented to reflect the Company's pro forma net income for 2002, 2001 and 2000 as if the fair value method of accounting prescribed by SFAS 123 had been used. In preparing these disclosures, the Company has determined the value of all stock options granted under the 1995 Stock Option Plan using the Black-Scholes model, as discussed in SFAS 123, and based on the following weighted average assumptions used for grants:


                             2002          2001        2000
                           ---------    ---------    ---------
Risk-free interest rate          4.2%         5.7%         6.2%
Expected dividend yield          0.0%         0.0%         0.0%
Expected life              4.7 years    5.6 years    6.5 years
Expected volatility             80.3%        68.1%        60.0%

      The fair value of the stock options granted under the 1995 Stock Option Plan and the Stock Purchase Plan issuances in 2002, 2001 and 2000 were approximately $35, $459 and $2,560, respectively. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions set forth above and the straight-line amortization method over the vesting period, the Company's net loss would have been increased to the following pro forma amounts:

                                              2002           2001          2000
                                          -----------    -----------   -----------
Net loss, as reported                     $  (350,527)   $   (66,678)  $    (2,175)
Earnings per diluted share, as reported        (13.10)         (2.52)        (0.09)

Pro forma net loss                        $  (352,086)   $   (69,041)  $    (5,400)
Pro forma earnings per diluted share           (13.16)         (2.61)        (0.21)


USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates include the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from management's estimates. Estimates are used for, but not limited to, recoverability of goodwill, collectibility of accounts receivable, useful lives of property and equipment, reserves against permanent placement revenues, workers' compensation costs, restructuring and rationalization reserves, taxes and contingencies.

3. RECENT ACCOUNTING PRONOUNCEMENTS:

      In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities" which nullifies Emerging Issues Task Force Issue No. 94-3 ("Issue 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that adoption of this statement will have a material impact on the Company's results of operations, financial position or cash flows. The Company will apply SFAS 146 to restructuring activities initiated after December 29, 2002.

4. ACCOUNTS RECEIVABLE:

      Accounts receivable consisted of the following at December 29, 2002 and December 30, 2001:


                                                        2002           2001
                                                     ---------      ---------
   Trade accounts receivable                         $  79,134      $  89,539
   Less - Allowance for doubtful accounts               (2,956)        (2,451)
                                                     ---------      ---------
                                                     $  76,178      $  87,088
                                                     =========      =========



      The following table sets forth further information on the Company's allowance for doubtful accounts:


                                 BALANCE AT   CHARGED TO                 BALANCE
                                 BEGINNING    COSTS AND                  AT END
    YEAR ENDED                    OF YEAR     EXPENSES     DEDUCTIONS    OF YEAR
-----------------                ----------   ----------   ----------    -------
December 29, 2002                $    2,451   $    3,084   $   (2,579)   $ 2,956
December 30, 2001                     3,799        7,077       (8,425)     2,451
December 31, 2000                     2,690        9,159       (8,050)     3,799

5. PROPERTY AND EQUIPMENT, NET:

      Property and equipment, net, consisted of the following at December 29, 2002 and December 30, 2001:


                                                         2002            2001
                                                       --------        --------
   Software and computer equipment                     $ 30,892        $ 35,027
   Furniture and other equipment                          5,553           6,822
   Leasehold improvements                                 2,017           2,567
                                                       --------        --------
                                                         38,462          44,416
   Less - Accumulated depreciation                      (25,222)        (26,355)
                                                       --------        --------
                                                       $ 13,240        $ 18,061
                                                       ========        ========


      Depreciation expense was $6,652, $7,635 and $8,089 for 2002, 2001 and 2000, respectively.

6. LONG-TERM DEBT:

      Long-term debt at December 29, 2002 and December 30, 2001 was as follows:


                                                              2002        2001
                                                            --------    --------
5.75% Convertible Subordinated Notes due July 2004          $115,000    $115,000
Revolving credit facility                                    103,000     119,000
Other                                                            648         882
                                                            --------    --------
                                                             218,648     234,882
Less current portion                                          38,633         882
                                                            --------    --------
                                                            $180,015    $234,000
                                                            ========    ========

      The Company's 5.75% Convertible Subordinated Notes are due July 2004. Interest on the 5.75% Notes is payable semi-annually. The 5.75% Notes are convertible into Common Stock of the Company at any time before maturity at an initial conversion price of $17.81 per share. Beginning in July 2000, the Company was permitted to redeem the 5.75% Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. The 5.75% Notes are subordinated to all present and future senior indebtedness of the Company (as defined), including indebtedness under the Company's Credit Facility.

      The Company's revolving credit facility was amended in 2002 to provide for a $114,000 revolving line of credit due January 2003. The Company was permitted to extend the maturity of the facility in six-month increments up through January 2004 subject to specified conditions and did elect to extend the maturity date to June 2003. As a result of the recent completion of the Company's financial restructuring and the execution of further amendments and maturity date extensions to the Credit Facility, $65,015 of the $103,000 outstanding at December 29, 2002 was classified as long-term in the consolidated balance sheet. The revolving credit facility in effect in 2002 contained customary covenants that required monthly maintenance of minimum tangible net worth and EBITDA levels (as defined). It also contained restrictions on the payment of cash dividends on the Common Stock and placed additional limitations on share repurchases, acquisitions and capital expenditures. Interest rates payable under revolving credit facility were set at prime plus 300 basis points through June 2003 and but for the closing of the Credit Facility in connection with the financial restructuring would have increased to prime plus 400 basis points for the period from July 2003 through January 2004.

      During 2002, the maximum aggregate outstanding borrowing under the revolving credit facility was $125,000 and the average outstanding balance during the year was $108,100. In addition, approximately $9,002 of the revolving credit facility was used at December 29, 2002 for the issuance of undrawn letters of credit primarily to secure the Company's workers' compensation program. The daily weighted average interest rate under the revolving credit facility was 7.3% during 2002. The weighted average interest rate for the Company's borrowings under the facility was 7.3% at December 29, 2002. As of February 28, 2003, the interest rate under the facility was 7.25%.

      Scheduled maturities of long-term debt at December 29, 2002 were as follows:


       2003                   $ 38,633
       2004                    180,015
                              --------
                              $218,648
                              ========

      Subsequent to year end, the Company completed a comprehensive financial restructuring. See Note 1, "Subsequent Event - Comprehensive Financial Restructuring."

7. GOODWILL IMPAIRMENT:

      Effective at the beginning of 2002, the Company adopted SFAS 142. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that goodwill and indefinite-lived intangibles assets be tested at least annually for impairment. In the second quarter of 2002, the Company completed its initial valuation as of the adoption date, December 31, 2001, and in the fourth quarter of 2002 completed its annual test for impairment. In order to assess the fair value of its goodwill, the Company engaged an independent valuation firm to assist in determining the fair value. The fair value of each of the Company's two reporting units was calculated as of December 31, 2001 and December 29, 2002, on an enterprise value basis using the market multiple approach and discounted cash flow approach. Under the market multiple approach, market ratios and performance fundamentals relating to similar public companies' stock prices or enterprise values were applied to the reporting units to determine their enterprise value. Under the discounted cash flow ("DCF") approach, the indicated enterprise value was determined using the present value of the projected future cash flows to be generated considering appropriate discount rates. The discount rates used in the calculation reflected all associated risks of realizing the projected future cash flows. Certain of the valuation assumptions were based on management's expectations for future performance of the IT Services and Commercial Staffing reporting units. These assumptions include expected time frame of technology spending and broader economic recoveries as well as future growth rates in the IT Services and Commercial Staffing businesses. A relatively high discount rate of 17% was utilized in the discounted cash flow valuation approach due principally to the inherent uncertainties associated with these assumptions.

      Based upon the results of the initial valuation, which was completed in the second quarter, the Company recorded a goodwill impairment charge of $284,695 ($242,497 net of an income tax benefit of $42,198) as a cumulative effect of the change in accounting principle.

      In the fourth quarter of 2002, the Company performed its annual impairment test and recorded an impairment charge of $89,935 million for goodwill associated with its IT Services operations. The Company experienced lower than expected operating profits and cash flows in 2002 for the IT Services reporting unit. As a result of this trend and the overall industry expectations, the projected operating profits and cash flows for IT Services operations were reduced for the next five years resulting in a reduction in the fair value of the Company's goodwill. The decrease in fair value resulted in the recognition of the $89,935 million impairment loss. No additional impairment was identified for the goodwill associated with the Company's Commercial Staffing reporting unit.

      A reconciliation of goodwill for the years ended December 29, 2002 and December 30, 2001 is as follows:


                                                                        COMMERCIAL
                                                         IT SERVICES     STAFFING         TOTAL
                                                         -----------    ----------      ---------

 Balance, December 31, 2000                              $   440,679    $  120,773      $ 561,452
    Impairment loss under SFAS 121                           (41,027)      (15,752)       (56,779)
    Sale of a business and other                             (11,146)            7        (11,139)
    Amortization expense                                     (11,968)       (3,404)       (15,372)
                                                         -----------    ----------      ---------
 Balance, December 30, 2001                                  376,538       101,624        478,162
    Impairment loss resulting from SFAS 142 adoption        (245,373)      (39,322)      (284,695)
    Impairment loss resulting from SFAS 142 annual test      (89,935)           --        (89,935)
                                                         -----------    ----------      ---------
 Balance, December 29, 2002                              $    41,230    $   62,302      $ 103,532
                                                         ===========    ==========      =========


      The following table sets forth a reconciliation of net loss and earnings per share information for 2002, 2001 and 2000 as adjusted for the non-amortization provisions of SFAS 142:


                                                                    2002            2001            2000
                                                                ------------    ------------    ------------
Net loss before cumulative effect of accounting change,
      as reported                                               $   (108,030)   $    (66,678)   $     (2,175)
Add:  Goodwill amortization, net of tax                                   --          11,297          11,627
                                                                ------------    ------------    ------------
Adjusted net income (loss) before cumulative effect of
      accounting change                                             (108,030)        (55,381)          9,452
Cumulative effect of accounting change, net of tax                  (242,497)             --              --
                                                                ------------    ------------    ------------
Adjusted net income (loss)                                      $   (350,527)   $    (55,381)   $      9,452
                                                                ============    ============    ============

BASIC AND DILUTED EARNINGS PER SHARE:
      Net loss before cumulative effect of accounting change,
            as reported                                         $      (4.04)   $      (2.52)   $      (0.09)
      Add:  Goodwill amortization, net of tax                             --            0.43            0.47
                                                                ------------    ------------    ------------
      Adjusted net income (loss) before cumulative effect of
            accounting change                                          (4.04)          (2.09)           0.38
      Cumulative effect of accounting change, net of tax               (9.06)             --              --
                                                                ------------    ------------    ------------
      Adjusted net income (loss)                                $     (13.10)   $      (2.09)   $       0.38
                                                                ============    ============    ============


      The following table sets forth a reconciliation of intangible assets subject to amortization, which are included in other assets on the Consolidated Balance Sheets, by intangible asset class as of December 29, 2002 and December 30, 2001:


                                                      2002                                  2001
                                     -----------------------------------     ----------------------------------
                                      GROSS                                   GROSS
                                     CARRYING    ACCUMULATED                 CARRYING   ACCUMULATED
                                      AMOUNT     AMORTIZATION       NET       AMOUNT    AMORTIZATION      NET
                                     --------    ------------     ------     --------   ------------     ------
Non-Compete agreements               $  2,413    $     (2,223)    $  190     $  5,997   $     (5,338)    $  659

Trade names                                29             (17)        12           29            (14)        15
                                     --------    ------------     ------     --------   ------------     ------
  Total intangible assets subject
     to amortization                 $  2,442    $     (2,240)    $  202     $  6,026   $     (5,352)    $  674
                                     ========    ============     ======     ========   ============     ======


      Non-compete agreements are amortized over a period of five years and trade names are amortized over a period of 10 years. Amortization expense for 2002, 2001 and 2000 was $472, $16,278 and $16,826, respectively. Estimated amortization expense remaining for the succeeding fiscal years is $190 in 2003, $6 in 2004, $3 in each of 2005 and 2006 and $1 in 2007.

      In the fourth quarter of 2001, the Company conducted a strategic review of its operations within each business segment. The strategic review triggered an impairment review of the goodwill related to certain of these operations. The Company evaluated the recoverability of the goodwill by estimating future undiscounted cash flows that were deemed inadequate to support the carrying value of the goodwill associated with certain operations. As a result, the Company recorded a goodwill impairment charge of $56,779 in the fourth quarter of 2001 based on fair value determined by discounted cash flows. The impairment charge related to operations located principally within certain geographic markets for which the operating performance through the fourth quarter of 2001 had substantially under-performed the broader operating segment and where management did not anticipate recovery to profitable levels. The impairment charges for IT Services and Commercial Staffing were $41,059 and $15,720, respectively.

      In the fourth quarter of 2000, the Company incurred a goodwill impairment charge of $11,021 related primarily to CareerShop.com. At the time of the CareerShop.com acquisition, the Company expected CareerShop.com's job board and related businesses to become cash positive by the end of 2000 and break even from a profit standpoint during 2001. Acquired assets, consisting primarily of $11,232 of intangibles, were recorded as a result of the acquisition (total consideration paid, including assumption of debt, was $11,949, of which $9,365 was cash and the remainder was stock). However, CareerShop.com's separate businesses failed to produce expected results. Due to the significance of the change in conditions, management performed an evaluation of the recoverability of the goodwill related to these operations and recorded the impairment charge. CareerShop.com was sold in June 2001, resulting in a loss of $660.

8. RESTRUCTURING AND RATIONALIZATION CHARGES:

      Beginning in 2001, the Company implemented a plan to restructure and rationalize certain operations. As a result, the Company recorded charges totaling $8,278 and $16,134 in 2002 and 2001, respectively comprised of the following components:


                                                      2002         2001
                                                    --------     --------
Employee severance                                  $  1,915     $  1,678
Lease abandonment and termination costs                2,689        3,869
Professional services charges                          3,628          875
Property abandonment charges                              46        2,568
Loss on sale of business                                  --        7,683
Other                                                     --         (539)
                                                    --------     --------
Total restructuring and rationalization charges     $  8,278     $ 16,134
                                                    ========     ========


      Following is a summary of the accrued liability for cash restructuring and rationalization charges for 2002 and 2001:


                                         EMPLOYEE     LEASE    PROFESSIONAL
                                         SEVERANCE    COSTS      SERVICES       OTHER      TOTAL
                                         ---------   -------   ------------   ---------   -------
Initial charges                          $   1,678   $ 3,869   $        875   $     434   $ 6,856
Cash payments                               (1,636)     (760)          (675)       (113)   (3,184)
                                         ---------   -------   ------------   ---------   -------
Accrued liability at December 30, 2001          42     3,109            200         321     3,672
2002 charges                                 1,915     2,689          3,628          --     8,232
Cash payments                               (1,398)   (1,140)        (2,782)       (237)   (5,557)
                                         ---------   -------   ------------   ---------   -------
Accrued liability at December 29, 2002   $     559   $ 4,658   $      1,046   $      84   $ 6,347
                                         =========   =======   ============   =========   =======


      Employee severance-related costs included the elimination of both administrative and income-producing employees. Under the workforce reduction plan, approximately 17.5% (26% in 2001) of the Company's permanent workforce, or 194 (395 in 2001) employees, was eliminated during the year. Lease abandonment and termination costs related primarily to office closures, branch consolidations and leased space reductions. Professional services charges consisted primarily of legal and accounting services incurred in connection with the financial restructuring. Property abandonment costs consisted of the write-down of abandoned leasehold improvements and other equipment. These assets were written down to zero as they have been abandoned. The loss on the sale of business relates to the sale of one of the Company's IT Services offices in Dallas, which was completed on December 31, 2001. On the date of the sale, the net book value of this operation was $11,508 and consideration of $3,825 was received, resulting in the write-down of $7,683 of goodwill for the year ended December 30, 2001. This business was included in the IT Services segment and contributed $11,499 in revenues and $310 in net income for the year ended December 30, 2001. Other rationalization expenses of ($539) were recorded in 2001 associated with incremental costs in downsizing the business to current operating levels, the loss on the sale of CareerShop and changes in estimates for previous lease terminations of $433, net of other income of $1,633 related to favorably settling certain obligations.

      Of the remaining accrued liability at December 29, 2002, the Company expects to pay approximately $3,115 over the next twelve months and the balance, primarily lease payments, over the following seven years.

      Restructuring and rationalization charges of $1,960 were recorded in 2000, related primarily to severance and other benefits related to the early retirement of the former Chief Executive Officer.

9. ACCRUED LIABILITIES:

      Accrued liabilities consisted of the following at December 29, 2002 and December 30, 2001:


                                                       2002        2001
                                                     --------    --------
Accrued wages, benefits and other personnel costs     $25,364     $32,644
Accrued interest                                        4,251       5,009
Accrued workers' compensation benefits                  3,856       2,652
Accrued restructuring and rationalization charges       3,115       1,478
Income tax reserves                                    17,755       3,535
Other                                                   7,862       6,482
                                                     --------    --------
                                                      $62,203     $51,800
                                                     ========    ========


      See Note 13, "Income Taxes," for further discussion of the Company's income tax reserves.

10. OTHER LONG-TERM LIABILITIES:

      Other long-term liabilities consisted of the following at December 29, 2002 and December 30, 2001:


                                                       2002        2001
                                                     --------    --------
Deferred tax liabilities                              $   342     $33,068
Employee benefit obligations                            3,514       3,114
Workers' compensation reserves                          1,928       1,374
Accrued restructuring and rationalization charges       3,232       2,194
                                                     --------    --------
                                                      $ 9,016     $39,750
                                                     ========    ========


11. EMPLOYEE BENEFIT PLANS:

      The Company has 401(k) profit sharing and nonqualified profit sharing plans, which cover substantially all of its employees. Company contributions or allocations are made on a discretionary basis for these plans (except for matching contributions made to certain 401(k) profit sharing plans as required by the terms of such plans). Contributions charged to operating expenses were $1,507, $2,288 and $2,914 in 2002, 2001 and 2000, respectively.

      The Company does not provide post-retirement health care and life insurance benefits to retired employees or post-employment benefits to terminated employees.

      During 1999, the Company established a Supplemental Employee Retirement Plan (the "SERP") for its then Chief Executive Officer. The Company announced the retirement of such officer in February 2000, and in connection therewith the annual benefit payable under the SERP was fixed at $150. As of December 29, 2002, the Company had accrued approximately $1,465 for the SERP.

12. CAPITAL STOCK AND STOCK OPTIONS:

      The Company repurchased 1,664,300 shares of its Common Stock at an aggregate purchase price of $10,584 in 2000, under a stock repurchase program.

      The Company's Board of Directors adopted the 2001 Non-Qualified Employee Stock Purchase Plan (the "2001 Stock Purchase Plan") for the purpose of encouraging employee participation in the ownership of the Company. This plan replaced the 1997 Employee Stock Purchase Plan (the "1997 Stock Purchase Plan"), which terminated in the first quarter of 2001. Purchases under the 2001 Stock Purchase Plan were made monthly at the market price on the last day of the calendar month. Under the 1997 Stock Purchase Plan, employees could elect to have payroll deductions made to purchase Common Stock at a discount. During 2001 and 2000, 423,856 and 798,978 shares, respectively, of Common Stock were issued under the 1997 Stock Purchase Plan. During 2002 and 2001, 187,147 and 77,959 shares, respectively, of Common Stock were issued under the 2001 Stock Purchase Plan. The Company terminated the 2001 Stock Purchase Plan effective December 31, 2002.

      The Company's Board of Directors adopted its 1995 Equity Participation Plan (the "1995 Stock Option Plan") to attract and retain officers, key employees, consultants and directors. The 1995 Stock Option Plan had reserved for issuance 15% of the Common Stock issued and outstanding, as defined, from time to time. The Stock Option Plan allowed for the issuance of options, stock appreciation rights, restricted or deferred stock awards and other awards. Incentive stock options were granted only to employees and, when granted, were to have an exercise price equal to at least 100% of the fair market value of the Common Stock on the grant date and a term not longer than 10 years. As of December 29, 2002, 2,162,968 shares were reserved for the issuance of new options under the Stock Option Plan.

      In addition, nonemployee directors (including the directors who administer the Stock Option Plan) receive nondiscretionary grants of nonqualified stock options ("NQSOs") under the Stock Option Plan pursuant to a formula specified in the Plan. The NQSOs granted to nonemployee directors were fully vested and exercisable upon grant, and the term of each such option was 10 years. NQSOs could also be granted to an employee or consultant for any term specified by the compensation committee of the Board and provide for the right to purchase Common Stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation, could have been less than fair market value on the date of grant (but not less than par value), and may become exercisable (at the discretion of the compensation committee) in one or more installments after the grant date. A summary of stock option activity under the 1995 Stock Option Plan follows:

                                                  WEIGHTED
                                    SHARES        AVERAGE
                                    UNDER        PRICE PER
                                    OPTION         SHARE
                                  ----------    -----------
Outstanding, January 2, 2000       3,475,305     $    11.88
   Granted in 2000                 1,461,250           2.33
   Exercised                           1,300           6.69
   Canceled                          529,958          12.32
                                  ----------    -----------
Outstanding, December 31, 2000     4,405,297           8.68
   Granted in 2001                   321,875           1.75
   Canceled                          344,160           9.07
                                  ----------    -----------
Outstanding, December 30, 2001     4,383,012           8.14
   Granted in 2002                    57,500           0.93
   Canceled                        1,602,877          10.56
                                  ----------    -----------
Outstanding, December 29, 2002     2,837,635     $     6.63
                                   =========     ==========
Exercisable, December 31, 2000     2,286,797     $    11.99
                                   =========     ==========
Exercisable, December 30, 2001     2,814,878     $    10.74
                                   =========     ==========
Exercisable, December 29, 2002     1,976,068     $     8.55
                                   =========     ==========


      The following table summarizes options outstanding and options exercisable under the 1995 Stock Option Plan as of December 29, 2002, and the related weighted average remaining contractual life (years) and weighted average exercise price:


                                OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                    ----------------------------------------     ------------------------------
                                      AVERAGE
                                     REMAINING      AVERAGE
   RANGE OF           OPTIONS       CONTRACTUAL     EXERCISE       OPTIONS          AVERAGE
EXERCISE PRICES     OUTSTANDING        LIFE          PRICE       EXERCISABLE     EXERCISE PRICE
---------------     -----------     -----------     --------     -----------     --------------
$0.59 - $1.20            50,000         9.4           $ 0.89          15,000             $ 1.03
$1.21 - $2.50         1,014,625         8.0             1.56         449,527               1.54
$2.51 - $5.00           390,587         7.5             2.66         206,144               2.73
$5.01 - $8.00           280,271         5.7             5.73         229,456               5.83
$8.01 - $12.00          365,364         5.1            10.48         345,114              10.57
$12.01 - $18.00         623,488         5.3            13.75         617,527              13.75
$18.01 - $23.08         113,300         5.0            18.91         113,300              18.91
                    -----------     -----------     --------     -----------     --------------
                      2,837,635         6.7           $ 6.63       1,976,068             $ 8.55
                    ===========     ===========     ========     ===========     ==============


      On February 6, 1996, as amended in December 2001, the Company declared a dividend of one nonvoting preferred share purchase right (a "Right") for each outstanding share of Common Stock. This dividend was paid on February 27, 1996 to the shareholders of record on that date. In the event of an acquisition, or the announcement of an acquisition, by a party of a beneficial interest of at least 20% of the Common Stock, each right would become exercisable (the "Distribution Date"). Each Right entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $95.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. In addition, each Right entitled the right holder to certain other rights as specified in the Company's rights agreement. The Rights were not exercisable prior to the Distribution Date. In March 2003, the agreement governing the Rights was amended to permit the issuance of capital stock and warrants to holders of the 5.75% Notes and the senior lenders in the Company's financial restructuring without causing the Rights to become exercisable even though certain of such received a beneficial interest in more than 20% of the Common Stock as a result of the transactions.

      In connection with the Company's financial restructuring, the Company implemented a new stock option plan, terminated the 1995 Stock Option Plan, issued stock purchase warrants to its senior lenders and amended and restated its rights plan. For a description of these matters and of the financial restructuring generally, see Note 1, "Subsequent Event - Comprehensive Financial Restructuring".

13. INCOME TAXES:

      The provision (benefit) for income taxes for 2002, 2001 and 2000 consisted of the following:


                                                      2002         2001         2000
                                                   ---------    ---------    ---------
Income (loss) before income taxes and cumulative
  effect of change in accounting principle         $(107,427)   $ (76,364)   $   6,803
                                                   =========    =========    =========


Provision (benefit) for income taxes:
  Current provision (benefit)
    Federal                                        $ (20,530)   $ (11,858)   $   2,443
    State                                               (235)        (169)         485
                                                   ---------    ---------    ---------
      Total current provision (benefit)              (20,765)     (12,027)       2,928
                                                   ---------    ---------    ---------
  Deferred provision
    Federal                                           21,368        2,235        4,840
    State                                                 --          106        1,210
                                                   ---------    ---------    ---------
      Total deferred provision                        21,368        2,341        6,050
                                                   ---------    ---------    ---------
      Total provision (benefit) for income taxes   $     603    $  (9,686)   $   8,978
                                                   =========    =========    =========


      The reconciliation of the effective tax rate is as follows:


                                                     2002         2001         2000
                                                   ---------    ---------    ---------
Federal statutory rate                                 35.0%        35.0%        35.0%
State taxes, net of federal benefit                       --          4.3         13.3
Effect of increase in valuation allowances             (34.3)       (23.1)          --
Effect of nondeductible amortization and other          (1.3)        (3.5)        83.7
                                                   ---------    ---------    ---------
Total                                                   (0.6)%       12.7%       132.0%
                                                   =========    =========    =========

      The components of the Company's net deferred tax liability were as follows at December 29, 2002 and December 30, 2001:


                                              2002          2001
                                            ---------     ---------
Deferred income tax assets:
   Goodwill impairment                      $  76,428     $  15,151
   Accrued workers' compensation and other      2,557         2,193
   Allowance for doubtful accounts                964         1,041
   Accrued benefits                             1,498         1,157
   Net operating loss carryforward            101,983         2,242
   Other                                        7,409         7,773
   Valuation allowances                      (187,111)      (17,661)
                                            ---------     ---------
   Total deferred tax assets                $   3,728     $  11,896
                                            =========     =========
Deferred tax liabilities:
   Goodwill                                 $      --     $  28,445
   Property and equipment                       3,734         4,251
   Other                                          336           372
                                            ---------     ---------
   Total deferred tax liabilities           $   4,070     $  33,068
                                            =========     =========

   Net deferred tax liability               $     342     $  21,172
                                            =========     =========


      As of December 29, 2002 and December 30, 2001, the Company had deferred income tax assets of $76,428 and $15,151, respectively, related to the goodwill impairment charges recorded by the Company. The Company also had federal and state net operating loss carryforwards with a tax benefit of $101,983 and $2,242, respectively, most of which expire primarily after the year 2012. The Company has recorded valuation allowances totaling $187,111 and $17,661 as of December 29, 2002 and December 30, 2001, respectively, primarily related to the goodwill impairment, net operating loss carryforwards and the loss on the sale of one of the Company's IT Services offices in Dallas. These valuation allowances were recorded as the Company concluded it is more likely than not that these deferred income tax assets would not be realized. Although realization is not assured, the Company has concluded that it is more likely than not that the remaining deferred tax assets will be realized based on the scheduling of deferred tax liabilities and projected taxable income. The amount of the net deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income.

      The Company is subject to periodic review by federal, state and local taxing authorities in the ordinary course of business and as is the custom for tax returns claiming significant income tax refunds has been advised by the Internal Revenue Service that the Service is reviewing the Company's 2001 and 2000 federal income tax returns to determine whether to perform an income tax audit for one or both of those tax years. The Company believes its tax positions comply with applicable tax laws and would vigorously defend these positions if challenged. The final disposition of any positions challenged by any taxing authority could require the Company to make additional tax payments or pay interest and penalties, and accordingly, the Company has recorded a provision for such risks.

14.  EARNINGS PER SHARE

      The following table reconciles net loss and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of 2002, 2001 and 2000:


                                                                 2002            2001            2000
                                                             ------------    ------------    ------------
Basic and diluted earnings per share:
  Loss before cumulative effect of change in
    accounting principle                                     $   (108,030)   $    (66,678)   $     (2,175)
  Add: Interest expense on 5.75% Notes, net of tax                     --              --              --
                                                             ------------    ------------    ------------
  Diluted loss before cumulative effect of change in
    accounting principle                                         (108,030)        (66,678)         (2,175)
  Cumulative effect of change in accounting principle            (242,497)             --              --
                                                             ------------    ------------    ------------
  Diluted net loss                                           $   (350,527)   $    (66,678)   $     (2,175)
                                                             ============    ============    ============

Weighted average common shares outstanding                     26,755,651      26,503,412      25,090,199
  Add: Dilutive employee stock options                                 --              --              --
  Add: Assumed conversion of 5.75% Notes                               --              --              --
                                                             ------------    ------------    ------------
Diluted weighted average common shares outstanding             26,755,651      26,503,412      25,090,199
                                                             ============    ============    ============

Basic and diluted earnings per share:
  Loss before cumulative effect of change in accounting
    principle                                                $      (4.04)   $      (2.52)   $      (0.09)
  Cumulative effect of change in accounting principle               (9.06)             --              --
                                                             ------------    ------------    ------------
  Net loss                                                   $     (13.10)   $      (2.52)   $      (0.09)
                                                             ============    ============    ============


      Stock options to purchase 2,837,635, 4,383,012 and 4,405,297 shares of Common Stock were outstanding for 2002, 2001 and 2000, respectively, but were excluded from the computation of earnings per diluted share because their effect was antidilutive. The conversion of the 5.75% Notes into common shares was excluded from the computation of earnings per diluted share in 2002, 2001 and 2000 because their effect was antidilutive.

15. FINANCIAL INSTRUMENTS:


FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated the book value at December 29, 2002, due to the short-term nature of these instruments. The fair value of the Company's borrowings under the revolving credit facility and other long-term debt approximated the book value at December 29, 2002, because of the variable rate associated with the borrowings. The 5.75% Notes had an estimated fair value of approximately $36,500 and $48,000 at December 29, 2002 and December 30, 2001, respectively, as compared to the carrying value of $115,000. See Note 1, "Subsequent Event - Comprehensive Financial Restructuring."

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

16. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

      The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Total rent expense under operating leases amounted to $8,813, $10,692 and $10,360 for 2002, 2001 and 2000, respectively. Operating leases for facilities are usually renewable at the Company's option and include escalation clauses linked to inflation.

      Future minimum annual rentals for the next five years are as follows:


                GROSS      SUBLEASE       NET
               RENTALS      INCOME      RENTALS
               -------     --------     -------
2003           $10,025     $ (1,358)    $ 8,667
2004             7,625         (979)      6,646
2005             5,824         (898)      4,926
2006             3,605         (556)      3,049
2007             2,274         (486)      1,788
Thereafter       1,666         (803)        863
               -------     --------     -------
               $31,019     $ (5,080)    $25,939
               =======     ========     =======


INSURANCE

      The Company maintains self-insurance programs for workers' compensation and medical and dental claims. The Company accrues liabilities under the workers' compensation program based on the loss and loss adjustment expenses as estimated by an outside administrator. At December 29, 2002, the Company had standby letters of credit with a bank in connection with a portion of its workers' compensation program. Additionally, the Company maintains certain workers' compensation and medical catastrophic insurance coverages.

      The Company is subject to claims and legal actions in the ordinary course of business. The Company maintains professional liability insurance for losses.

EMPLOYMENT AGREEMENTS

      The Company has agreements with several executive officers providing for cash compensation and other benefits in the event that a change in control of the Company occurs. See Note 1, "Subsequent Event - Comprehensive Financial Restructuring."

LEGAL PROCEEDINGS

      The Company is involved in various legal actions and claims. In the opinion of management, after considering appropriate legal advice, the future resolutions of all actions and claims are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

17. SEGMENT INFORMATION:

      The Company is organized in two segments: IT Services and Commercial Staffing. IT Services provides technical staffing, training and information technology consulting services and technology tools for human capital management. Commercial Staffing provides temporary staffing services, placement of full-time employees and on-site management of temporary employees. The Company evaluates segment performance based on income from operations before corporate expenses, amortization of goodwill and intangible assets, interest and income taxes. Because of the

Company's substantial goodwill, management does not consider total assets by segment an important management tool and, accordingly, the Company does not report this information separately. The table below presents segment information for IT Services and Commercial Staffing for 2002, 2001 and 2000:


OPERATING RESULTS

                                                           2002         2001         2000
                                                        ---------    ---------    ---------
Total revenues
      IT Services                                       $ 295,387    $ 447,862    $ 537,535
      Commercial Staffing                                 262,361      284,465      344,457
                                                        ---------    ---------    ---------
           Total revenues                                 557,748      732,327      881,992
Gross profit
      IT Services                                          72,007      114,524      145,268
      Commercial Staffing                                  57,794       77,144      105,282
                                                        ---------    ---------    ---------
           Total gross profit                             129,801      191,668      250,550
Operating income
      IT Services                                          13,457       28,994       38,223
      Commercial Staffing                                  11,263       18,161       33,696
                                                        ---------    ---------    ---------
           Total segment operating income, as defined      24,720       47,155       71,919

Unallocated corporate expenses                             16,161       16,050       15,201
Goodwill impairment                                        89,935       56,779       11,021
Restructuring and rationalization charges                   8,278       16,134        1,960
Amortization of goodwill and intangible assets                472       16,278       16,826
Interest expense                                           17,301       18,278       20,108
Income (loss) before income taxes and
      cumulative effect of change in                    ---------    ---------    ---------
      accounting principle                              $(107,427)   $ (76,364)   $   6,803
                                                        =========    =========    =========

OTHER FINANCIAL INFORMATION

Accounts receivable, net
      IT Services                                       $  46,318    $  59,313    $  85,344
      Commercial Staffing                                  29,860       27,775       41,398
      Corporate                                                --           --          550
                                                        ---------    ---------    ---------
           Total accounts receivable, net               $  76,178    $  87,088    $ 127,292
                                                        =========    =========    =========

18. SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

      The following table sets forth quarterly financial information for each quarter in 2002 and 2001:


                                                                  2002
                                            ------------------------------------------------
                                              FIRST       SECOND        THIRD       FOURTH
                                            ---------    ---------    ---------    ---------
Revenues                                    $ 142,053    $ 141,732    $ 137,681    $ 136,282
Gross profit                                   33,761       33,349       31,716       30,975
Goodwill impairment                                --           --           --      (89,935)
Restructuring and rationalization charges        (263)      (1,348)      (1,001)      (5,666)
Operating income (loss)                         1,496        1,008        1,582      (94,212)
Cumulative effect of change in accounting
     principle, net of taxes                 (242,497)          --           --           --
Net loss                                     (249,631)      (2,721)      (2,159)     (96,016)

Diluted earnings per share                  $   (9.35)   $   (0.10)   $   (0.08)   $   (3.58)


                                                                  2001
                                            ------------------------------------------------
                                              FIRST       SECOND        THIRD       FOURTH
                                            ---------    ---------    ---------    ---------
Revenues                                    $ 209,624    $ 194,370    $ 173,573    $ 154,760
Gross profit                                   56,674       51,855       44,122       39,017
Goodwill impairment                                --           --           --      (56,779)
Restructuring and rationalization charges        (387)      (3,858)        (440)     (11,449)
Operating income (loss)                         6,649        1,757        2,568      (69,060)
Net loss                                          930       (1,059)      (1,170)     (65,379)

Diluted earnings per share                  $    0.04    $   (0.04)   $   (0.04)   $   (2.45)